
10012389


SEC MAIL PROCESSING
RECEIVED
AUG 12 2010
211
SECTION


symantec™

2010 Annual Report

DEAR FELLOW STOCKHOLDERS,



During fiscal 2010, businesses and consumers alike tightened their IT budgets, looked to extract more value from current resources, and were forced to do more with less. This worldwide reduction in IT spending, as you can imagine, impacted both our enterprise and consumer businesses. However, some measure of stabilization in the marketplace and improved execution by the Symantec team generated solid financial results during the second half of our fiscal year. Our consumer business grew each quarter throughout the year despite the impact of the global economy — a testament to the strength of our Norton franchise and our superior security and backup solutions. While we expect the global recovery to be gradual, we are committed to building on the momentum we have recently built.

Throughout the year, we took a disciplined approach to creating high quality, integrated solutions in order to solve customers' complex problems. The consumer and enterprise products we offer are more capable and valuable to our customers than ever. The integration of our storage and security technologies allows us to create unique offerings that meet the needs of customers in ways that our competition cannot match. During the past year, we also improved the way we manage customer accounts, review sales opportunities, and allocate resources to enhance sales productivity. As a result, revenue tied to cross-selling and up-selling our product portfolio has increased. I believe that the advances we made in fiscal 2010 have set us up for a successful fiscal 2011.

FINANCIAL RESULTS

During fiscal 2010, revenue declined 3% to $6.0 billion, generating non-GAAP[1] earnings per share of $1.49. We finished the year with deferred revenue of $3.2 billion, an increase of 5%, indicative of our positive momentum and stabilization in our markets. We generated cash flow from operating activities of $1.7 billion, a portion of which was used to repurchase 34 million of our shares for $553 million. During the year, the board authorized a new $1 billion share repurchase program and we exited the year with $747 million remaining in the program. We remain committed to returning value to shareholders through stock buybacks.

FISCAL 2010 ACCOMPLISHMENTS

When I assumed the role of President and CEO in April 2009, I outlined a clear set of priorities for our executive team. As I look back over the year, I am proud of what we have accomplished.

We strengthened our leadership in security. Our Norton 2010 consumer products, released in September 2009, are receiving numerous accolades around the world, with more than 130 awards to date. Our new, internally developed reputation based security technology is one of many contributors to the success we are experiencing in our consumer business. This revolutionary capability leverages data from millions of participating Norton users to warn customers of dangerous files or programs before they are downloaded. Delivering high quality products enhanced our ability to attract and retain more consumers. We now have more than 135 million consumers using our products — an increase of 13% year over year. We improved our customer retention rate by 30% boosting the average life of a Norton customer to more than four years. We expanded product distribution through our multi-channel strategy. Our products are shipping on 60% of global consumer Windows-based PC's. We increased the number of ISP's we work with by 33% and we realized growth in retail bookings despite a challenging macroeconomic backdrop. We also launched a new in-house eCommerce platform to enhance customers' end-to-end experience and capitalize on emerging market trends.

During the past year, we enhanced our focus on suites, rather than point products, across our enterprise security portfolio. This is making it easier for our customers to benefit from a range of our security technologies in an integrated and straightforward way. As a result, we are capturing

[1] Non-GAAP results are reconciled to GAAP results on page 5.

increased mindshare with Chief Information Security Officers (CISOs) and closing larger security deals. We also made progress in enterprise security with the release of solutions specifically designed for small and medium sized businesses. These solutions provide enterprise-level protection that is easy to use, install, and manage. In March 2010, we launched Data Insight, a new solution that combines our storage and security expertise. Data Insight improves information security and management by analyzing the ownership and usage of unstructured data, including files such as documents, spreadsheets, and emails. By delivering integrated products and suites to our security and storage customers, we are able to maximize the value of our broad product portfolio. For example, in the March 2010 quarter, 49% of deals worth more than $1 million included both security and storage products.

We focused on the migration to next-generation information management. With the release of NetBackup 7 and Backup Exec 2010 in February 2010, backup customers across all market segments have access to products with fully integrated archiving and deduplication capabilities. Symantec is the only company that offers integrated deduplication at the client, media server, and on third party appliances utilizing Symantec's Open Storage Technology. Customers and partners are responding positively and are pleased with the expanded multi-platform support for physical and virtual environments. By integrating deduplication, archiving, and virtualization support features into our backup products, we have made it easier for customers to adopt and standardize on our solutions.

We expanded our Software-as-a-Service (SaaS) business. We generated growth in our hosted services business, driven by the successful integration of the MessageLabs acquisition. We grew our SaaS client base by more than 50% to more than 30,000 in 100 countries. During the March 2010 quarter, 40% of our hosted services deals came from referrals driven by our Symantec salesforce. I've been pleased by our ability to leverage the larger Symantec enterprise sales force to drive incremental SaaS sales. Partners selling our hosted services exceed 1,100 — an over 200% increase from when we acquired MessageLabs. In addition, we expanded our SaaS product offering to include instant messaging security and hosted endpoint protection.

We enabled our customers to simplify their heterogeneous environments and reduce costs by helping to commoditize their IT infrastructure. Our ability to save customers money through storage optimization and operational efficiency continues to allow us access to CIOs across the globe, a strategic entry point to cross-sell the portfolio. In December 2009, we released an updated version of Storage Foundation and our High Availability suite. Customers are utilizing our key features to implement thin provisioning, which dramatically reduces wasted storage, and to optimize solid state drives, which maximizes application and database performance. We also released our new FileStore solution to help customers manage the rapid growth of unstructured information. FileStore combines our file system and clustering technology, as well as integrating our security and backup software in order to deliver an optimized infrastructure for public or private storage clouds.

I'm excited about the advances we made during fiscal 2010 and the impact we made in solving the challenges our customers are facing. We will continue to build on these successes to bring advanced solutions that not only solve the problems of today, but those of tomorrow.

SYMANTEC'S VISION

We envision a world that is secure and well managed. However, the future is not about devices or applications, it is about people and information. Our goal is to be the leader in securing and managing their information and identities.

Protecting and managing information when in use, at rest, and in motion is critical in today's world. People expect the freedom to work from anywhere, to use any device, and to use any application to collaborate with others. Traditionally, our security and storage products largely protect and manage information when in use or at rest — on the device or in the data center. We kicked off fiscal year 2011 with a focus on encryption and identity security to strengthen our ability to address the growing need of protecting information in motion.

To protect information in motion you not only need to encrypt it, but you also need to know where or to whom the information is going. We acquired PGP Corporation and GuardianEdge

Technologies to protect information through data encryption. By integrating PGP's key management platform into Symantec's enterprise security management console, customers will be able to more seamlessly protect and manage access to information. Our recent acquisition of VeriSign's security business allows us to enter the user and business authentication market and expand identity security to both consumers and the enterprise. By bringing together Symantec, the leader in online security with VeriSign, the leader in online trust, we can leverage our combined worldwide distribution network and footprint on more than 1 billion systems to deliver a safe, secure and hassle-free connected experience.

Whenever you are connected to the Internet, whether at home or at work, we want you to be able to trust that your information is available and secure. Symantec will be the company that will make that happen; we will be your single source of trust.

FISCAL 2011 PRIORITIES

In order get one step closer to achieving our vision, I have established four priorities for the team in fiscal 2011. These focus areas build upon the progress we made in fiscal 2010 and will drive long-term growth for Symantec.

Extend our success in consumer security to protect critical information on devices beyond PCs. The world is evolving beyond the PC and, in turn, we are extending our reach to new devices and applications. Our goal is to be the vendor of choice in securing the growing number of non-PC devices connected to the Internet, which are estimated to total 20 billion by 2014. To start, we are launching several new offerings such as Norton Smartphone Security to protect and manage mobile phones, and Norton Connect to access online backup information from mobile phones. These new products and services will allow us to build relationships with new partners — from wi-fi hot spot providers to TV manufacturers. We plan to introduce enhanced identity protection through the integration of VeriSign's Identity Protection authentication service into our Norton products. We are pleased with the PC Tools acquisition which delivers products designed specifically for the value-minded customer. Our PC Tools brand grew installations by 26% and expanded into 15 new countries last year. We will carry this momentum into fiscal 2011 and extend our reach into the emerging and price-sensitive segments of the market.

Drive new license sales. The new offerings that we develop or acquire create opportunities to sell more into our expanding customer base. For example, we will cross-sell our server security products into VeriSign's traditional customer base. We plan to combine VeriSign's identity security services with our Data Loss Prevention technology to only allow authorized users access to specific information. In addition, we will utilize our sales force to expand VeriSign's user authentication business, as well as, sell our newly acquired encryption products. Tightly integrating security and storage technology capabilities makes it easier to sell multiple products into our customer base and enhances our ability to drive new license sales. Furthermore, we are expanding the ways in which we deliver our products to customers by offering both appliances and hosted services — both high growth markets.

Help customers adopt SaaS solutions in their environments. As the market increasingly adopts SaaS solutions, we have the opportunity to expand our Symantec Hosted Services business. By expanding delivery of Symantec's market-leading software portfolio through our SaaS platform, we will extend our customer reach. During fiscal year 2011, we expect to deliver additional hosted services in data loss prevention and backup. We are making it easy for customers to adopt and manage more of our hosted services by building a single platform for our solutions. We will continue to leverage our sales force and partner network to drive double-digit growth in this important market.

Standardize and automate more of our processes to simplify and improve the way customers and partners interact with us. In order to keep improving customer and partner loyalty, we will continue to make it easier to do business with Symantec. We will offer enhanced web-based, self-service options for customers and partners that deliver a more tailored and streamlined experience. New processes, simplified pricing, and incentive programs will make it easier for partners to sell our solutions. In addition, we plan to automate and standardize more back-office functions in order to improve operational efficiencies.

We have the opportunity to extract more value from our unique portfolio to capture growth within our markets. Quality and integration are now built into our DNA and are fundamentals we will build upon each year. We will quickly integrate the technology we acquire to drive value for the company and our shareholders. Our recent acquisitions of MessageLabs, Vontu, PC Tools, and SwapDrive have been very successful. We achieved these successes through streamlined operational integration, thoughtful and quick decision making, and incentive alignment on Day One. We are committed to holding ourselves accountable to the goals we outline with each and every acquisition.

CORPORATE RESPONSIBILITY

In fiscal 2010, we continued to make progress on the corporate responsibility issues of highest priority to our stakeholders and our company. These include securing information and helping individuals stay safe online, increasing customer satisfaction, addressing climate change by identifying ways to reduce energy use and greenhouse gas emissions in our own operations and at customers' data centers, upholding human rights — especially privacy and freedom of expression, promoting diversity and inclusion, and retaining our top talent.

Symantec continues to be recognized on the Dow Jones Sustainability Index, the FTSE4Good, and the Corporate Responsibility Officer 100 Best Corporate Citizens list. We advanced in the Fortune Most Admired Companies ranking, moving from number 8 to number 4 in the computer software industry, due in large part to our efforts in corporate responsibility.

We also continued our commitment to the important work being done by schools, nonprofit organizations, and local communities. During the year we donated more than $22 million in cash and software to support the following: science, technology, and math education; equal access to education; diversity in engineering; online safety; and environmental responsibility.

EXPECT GREAT THINGS

While I'm excited about the progress we are making, I'm even more excited about the opportunities that lie ahead. The long-term vision for our company is solid and we have laid the foundation to solve some of the industry's most complex problems. Leadership across all of our markets, talented employees, and a drive to win will make us successful now and in the years to come. I look forward to sharing with you the many accomplishments team Symantec will achieve in fiscal 2011.

Sincerely,



ENRIQUE SALEM
President and Chief Executive Officer

FORWARD-LOOKING STATEMENTS: This annual report contains forward-looking statements, which are subject to safe harbors under the Securities Act of 1933, as amended, or the Securities Act, and the Securities Exchange Act of 1934, as amended, or the Exchange Act. Forward-looking statements including words such as "expects," "plans," "anticipates," "believes," "estimates," "predicts," "projects," and similar expressions. Statements that refer to projections of our future financial performance, anticipated growth and trends in our businesses and in our industries, the anticipated impacts of acquisitions, and other characterizations of future events or circumstances are forward-looking statements. These statements are only predictions, based on our current expectations about future events and may not prove to be accurate. We do not undertake any obligation to update these forward-looking statements to reflect events occurring or circumstances arising after the date of this report. These forward-looking statements involve risks and uncertainties, and our actual results, performance, or achievements could differ materially from those expressed or implied by the forward-looking statements on the basis of several factors, including those that we discuss under Item 1A, Risk Factors of the 10-K. We encourage you to read that section carefully.

Three Year Summary of Selected Financial Data

($ in millions, except per share data)	FY2010	FY2009	FY2008
Non-GAAP Financial Results			
Net Revenues	**$5,985**	**$6,150**	**$5,874**
Operating Income	**1,692**	**1,823**	**1,513**
Operating Margin	***28.3%***	***29.6%***	***25.8%***
Net Income	**$1,220**	**$1,283**	**$1,087**
Diluted Earnings Per Share	**$1.49**	**$1.52**	**$1.23**
Diluted Weighted-Average Shares Outstanding	819	842	884
GAAP Financial Results			
Net Revenues	**$5,985**	**$6,150**	**$5,874**
Operating Income (Loss)	933	(6,470)	602
Net Income (Loss)	$714	$(6,786)	$410
Diluted Earnings Per Share	**$0.87**	**$(8.17)**	**$0.46**
Diluted Weighted-Average Shares Outstanding	819	831	884
Cash Position (including short-term investments)	**$3,044**	**$1,992**	**$2,427**
Total Assets	$11,232	$10,638	$18,085
Deferred Revenue	**$3,206**	**$3,063**	**$3,077**
Long-term Debt	$1,871	$1,766	$1,669
Total Stockholders' Equity	$4,548	$4,147	$11,229
Cash Flow from Operations	**$1,693**	**$1,671**	**$1,819**
Reconciliation of Non-GAAP Adjustments			
Operating Income (Loss)			
Stock-based compensation	$155	$157	$164
Amortization of acquired product rights	233	353	349
Amortization of other intangible assets	247	233	225
Restructuring	94	96	74
Impairment of goodwill	-	7,419	-
Impairment of assets held for sale	30	45	96
Executive incentive bonuses	-	-	3
Patent settlement	-	(10)	-
Total Operating Income (Loss) adjustment	$759	$8,293	$911
Net Income (Loss)			
Operating Income (Loss) adjustment	$759	$8,293	$911
Net (gain) on legal entity liquidations	(43)	-	-
Non-cash interest expense	105	98	91
Gain on sale of assets	(4)	-	(3)
Settlements of litigation	-	3	(59)
Impairment of marketable securities	-	4	-
Joint venture: Amortization of other intangible assets/stock-based compensation	8	7	-
Income tax effect on above items	(246)	(336)	(263)
Tax related adjustments:			
Release of pre-acquisition tax contingencies	(62)	-	-
Release of valuation allowance	(11)	-	-
Total Net Income (Loss) adjustment	$506	$8,069	$677
Diluted Earnings Per Share			
Stock-based compensation adjustment per share, net of tax	$0.11	$0.13	$0.14
Other non-GAAP adjustments per share, net of tax	0.51	9.56	0.63
Total Diluted Earnings Per Share adjustment	$0.62	$9.69	$0.77

Our GAAP results of operations have undergone significant change due to a goodwill impairment, acquisitions, the impact of SFAS 123(R) and other corporate events. To help our readers understand our past and future financial performance, we supplement the financials that we provide in accordance with generally accepted accounting principles (GAAP) with non-GAAP financial measures. Management regularly uses our non-GAAP measures to understand, manage and evaluate our business and make operating decisions. These non-GAAP measures are among the primary factors management uses in planning for and forecasting future periods. Investors are encouraged to review the reconciliation of our non-GAAP financial measures to the comparable GAAP results, which is provided above, attached to our quarterly earnings release and available on our Web site at www.symantec.com/invest. These non-GAAP financial measures are not prepared in accordance with generally accepted accounting principles and may be different from non-GAAP financial measures used by other companies. Non-GAAP financial measures should not be considered a substitute for, or superior to, measures of financial performance prepared in accordance with GAAP.

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350 Ellis Street
Mountain View, California 94043

NOTICE OF 2010 ANNUAL MEETING OF STOCKHOLDERS
To be held on:
September 20, 2010
11:00 a.m. Pacific Time

Dear Stockholder:

You are cordially invited to attend our 2010 Annual Meeting of Stockholders, which will be held at 11:00 a.m. (Pacific Time) on Monday, September 20, 2010. We are pleased to announce that this year's annual meeting will be held completely virtual. You will be able to attend, vote and submit your questions during the meeting via live webcast via the Internet at www.virtualshareholdermeeting.com/symantec.

We are holding the Annual Meeting for the following purposes, which are more fully described in the proxy statement:

1. To elect the eleven nominees named in the proxy statement to Symantec's Board of Directors;
2. To ratify the appointment of KPMG LLP as Symantec's independent registered public accounting firm for the 2011 fiscal year;
3. To approve an amendment to our 2004 Equity Incentive Plan, as amended, to increase the number of authorized shares issuable thereunder by 55,000,000 shares;
4. To approve an amendment to our 2008 Employee Stock Purchase Plan, to increase the number of authorized shares issuable thereunder by 20,000,000 shares; and
5. To transact such other business as may properly come before the meeting or any adjournment or postponement thereof.

Only stockholders of record as of the close of business on July 26, 2010 are entitled to notice and to vote at the Annual Meeting or any postponement or adjournment thereof. A list of stockholders entitled to vote will be available for inspection at our offices for ten days prior to the Annual Meeting. If you would like to view this stockholder list, please contact Investor Relations at (650) 527-5523.

We are pleased to continue our practice of furnishing proxy materials over the Internet. We believe doing so allows us to provide our stockholders with the information they need, while lowering the costs of the delivery of the materials and reducing the environmental impact of printing and mailing hard copies. Stockholders who continue to receive hard copies of proxy materials may help us to reduce costs further by opting to receive future proxy materials by e-mail.

Each share of stock that you own represents one vote, and your vote as a stockholder of Symantec is very important. For questions regarding your stock ownership, you may contact Investor Relations at (650) 527-5523 or, if you are a registered holder, our transfer agent, Computershare Investor Services, by email through their website at *www.computershare.com/contactus* or by phone at (877) 282-1168 (within the U.S. and Canada) or (781) 575-2879 (outside the U.S. and Canada).

BY ORDER OF THE BOARD OF DIRECTORS

SCOTT C. TAYLOR
Executive Vice President, General Counsel and Secretary

Mountain View, California
July 30, 2010

Every stockholder vote is important. To assure that your shares are represented at the Annual Meeting, please vote over the Internet or by telephone, whether or not you plan to attend the meeting. If you received a paper proxy card and voting instructions by mail, you may vote your shares by completing, dating and signing the enclosed proxy and mailing it promptly in the postage-paid envelope provided, whether or not you plan to attend the meeting. You may revoke your proxy at any time before it is voted.

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TABLE OF CONTENTS

SYMANTEC CORPORATION
2010 ANNUAL MEETING OF STOCKHOLDERS

PROXY STATEMENT

Information About Solicitation and Voting

The accompanying proxy is solicited on behalf of Symantec Corporation's Board of Directors (the "Board") for use at Symantec's 2010 Annual Meeting of Stockholders (the "Annual Meeting") to be held on Monday, September 20, 2010, at 11:00 a.m. (Pacific Time), and any adjournment or postponement thereof. We will provide a live and re-playable webcast of the Annual Meeting, which will be available on the events section of our investor relations website at *www.symantec.com/invest.*

Internet Availability of Proxy Materials

Under rules adopted by the U.S. Securities and Exchange Commission (the "SEC"), we are furnishing proxy materials to our stockholders primarily via the Internet, instead of mailing printed copies of those materials to each stockholder. On or about August 11, 2010, we expect to send to our stockholders (other than those who previously requested electronic or paper delivery) a Notice of Internet Availability of Proxy Materials ("Notice of Internet Availability") containing instructions on how to access our proxy materials, including our proxy statement and our annual report. The Notice of Internet Availability also instructs you on how to access your proxy card to vote through the Internet or by telephone.

This process is designed to expedite stockholders' receipt of proxy materials, lower the cost of the annual meeting, and help conserve natural resources. If you previously elected to receive our proxy materials electronically, you will continue to receive these materials via e-mail unless you elect otherwise. However, if you would prefer to receive printed proxy materials, please follow the instructions included in the Notice of Internet Availability.

About the Annual Meeting

What is the purpose of the Annual Meeting?

At our Annual Meeting, stockholders will act upon the proposals described in this proxy statement. In addition, following the meeting, management will report on the performance of Symantec and respond to questions from stockholders.

What proposals are scheduled to be voted on at the meeting?

Stockholders will be asked to vote on four proposals. The proposals are:

1. The election to the Board of the eleven nominees named in this proxy statement;

2. The ratification of the appointment of KPMG LLP ("KPMG") as our independent registered public accounting firm for the 2011 fiscal year;

3. The approval of an amendment to our 2004 Equity Incentive Plan, as amended, to increase the number of authorized shares issuable thereunder by 55,000,000 shares; and

4. The approval of an amendment to our 2008 Employee Stock Purchase Plan, to increase the number of authorized shares issuable thereunder by 20,000,000 shares.

Could other matters be decided at the Annual Meeting?

Our Bylaws require that we receive advance notice of any proposal to be brought before the Annual Meeting by stockholders of Symantec, and we have not received notice of any such proposals. If any other matter were to come before the Annual Meeting, the proxy holders appointed by the Board will have the discretion to vote on those matters for you.

What is the recommendation of the Board on each of the proposals scheduled to be voted on at the meeting?

The Board recommends that you vote **FOR** each of the nominees to the Board (Proposal 1), **FOR** the ratification of the appointment of KPMG as our independent registered public accounting firm for the 2011 fiscal year (Proposal 2); **FOR** the amendment to our 2004 Equity Incentive Plan (Proposal 3); and **FOR** the amendment to our 2008 Employee Stock Purchase Plan (Proposal 4).

Who can vote at the Annual Meeting?

Stockholders as of the record date for the meeting, July 26, 2010, are entitled to vote at the meeting. At the close of business on the record date, there were outstanding and entitled to vote 789,267,675 shares of Symantec common stock.

Stockholder of Record: Shares Registered in Your Name

If on July 26, 2010, your shares were registered directly in your name with our transfer agent, Computershare Investor Services, then you are considered the stockholder of record with respect to those shares. As a stockholder of record, you may vote at the meeting or vote by proxy. Whether or not you plan to attend the meeting, we urge you to vote over the Internet or by telephone, or if you received paper proxy materials by mail, by filling out and returning the proxy card.

Beneficial Owner: Shares Registered in the Name of a Broker or Nominee

If on July 26, 2010, your shares were held in an account with a brokerage firm, bank or other nominee, then you are the beneficial owner of the shares held in street name. As a beneficial owner, you have the right to direct your nominee on how to vote the shares held in your account, and it has enclosed or provided voting instructions for you to use in directing it on how to vote your shares. However, the organization that holds your shares is considered the stockholder of record for purposes of voting at the meeting. Because you are not the stockholder of record, you may not vote your shares at the meeting unless you request and obtain a valid proxy from the organization that holds your shares giving you the right to vote the shares at the meeting.

Can I attend the Annual Meeting?

You are invited to attend the Annual Meeting, if you are a stockholder or record or a beneficial owner as of July 26, 2010, live via the Internet at www.virtualshareholdermeeting.com/symantec. You must have your 12-Digit Control Number to enter the meeting. The webcast starts at 11:00 a.m. Pacific Time. You may vote and submit questions while attending the meeting on the internet. Instructions on how to attend and participate via the Internet are posted at www.virtualshareholdermeeting.com/symantec.

Why are you holding the annual meeting virtual this year?

In alignment with our current cost savings objectives and in order for us to reach a greater number of investors, we are offering an interactive webcast of the meeting this year where you will not only be able to hear the meeting live via live audio stream, but you will also be able to vote your shares electronically and submit questions "real time".

How do I vote?

If you are a stockholder of record, you may:

- vote at the meeting — instructions on how to attend and vote at the meeting are posted at www.virtual-shareholdermeeting.com/symantec;
- vote via the Internet or via telephone — instructions are shown on your Notice of Internet Availability or proxy card; or
- vote by mail — if you received a paper proxy card and voting instructions by mail, simply complete, sign and date the enclosed proxy card and return it before the meeting in the envelope provided.

Votes submitted via the Internet or by telephone must be received by 11:59 p.m., Eastern Time, on September 19, 2010. Submitting your proxy, whether via the Internet, by telephone or by mail if you received a paper proxy card, will not affect your right to vote at the meeting should you decide to attend the meeting.

If you are not the stockholder of record, please refer to the voting instructions provided by your nominee to direct it how to vote your shares.

Your vote is important. Whether or not you plan to attend the meeting, we urge you to vote by proxy to ensure that your vote is counted. You may still attend the meeting if you have already voted by proxy.

How many votes do I have?

You are entitled to one vote for each share of Symantec common stock held as of July 26, 2010, the record date.

What is the quorum requirement for the meeting?

A majority of our outstanding shares as of the record date must be present at the meeting in order to hold the meeting and conduct business. This presence is called a quorum. Your shares are counted as present at the meeting if you are present and vote in person at the meeting or if you have properly submitted a proxy.

How are abstentions and broker non-votes treated?

Abstentions (shares present at the meeting and voted "abstain") are counted for purposes of determining whether a quorum is present, and have no effect on the election of directors. For the purpose of determining whether the stockholders have approved all other matters, abstentions have the same effect as an "against" vote.

Broker non-votes occur when shares held by a broker for a beneficial owner are not voted either because (i) the broker did not receive voting instructions from the beneficial owner, or (ii) the broker lacked discretionary authority to vote the shares. Broker non-votes are counted for purposes of determining whether a quorum is present, and have no effect on the matters voted upon. Note that under a recent rule change, if you are a beneficial holder and do not provide specific voting instructions to your broker, the broker that holds your shares will not be authorized to vote on the election of directors, nor will the broker be authorized to vote on Proposal nos. 3 and 4. Accordingly, we encourage you to provide voting instructions to your broker, whether or not you plan to attend the meeting.

What is the vote required for each proposal?

The votes required to approve each proposal are as follows:

- *Proposal No. 1 (Election of Directors).* Each director must be elected by a majority of the votes cast, meaning that the number of shares entitled to vote on the election of directors and represented in person or by proxy at the Annual Meeting casting their votes "FOR" a director must exceed the number of votes "AGAINST" a director.
- *Proposal Nos. 2, 3 and 4.* Approval of each of Proposals 2, 3 and 4 requires the affirmative "FOR" vote of a majority of those shares present in person or represented by proxy and entitled to vote on this proposal at the Annual Meeting.

What if I return a proxy card but do not make specific choices?

All proxies will be voted in accordance with the instructions specified on the proxy card. If you received a Notice of Internet Availability, please follow the instructions included on the notice on how to access your proxy card and vote over the Internet or by telephone. If you sign a physical proxy card and return it without instructions as to how your shares should be voted on a particular proposal at the meeting, your shares will be voted in accordance with the recommendations of our Board stated above.

If you do not vote and you hold your shares in street name, and your broker does not have discretionary power to vote your shares, your shares may constitute "broker non-votes" (as described above) and will not be counted in determining the number of shares necessary for approval of the proposals. However, shares that constitute broker non-votes will be counted for the purpose of establishing a quorum for the meeting. Voting results will be tabulated and certified by the inspector of elections appointed for the meeting.

Who is paying for this proxy solicitation?

The expenses of soliciting proxies will be paid by Symantec. Following the original mailing of the proxies and other soliciting materials, Symantec and its agents may solicit proxies by mail, electronic mail, telephone, facsimile, by other similar means, or in person. Our directors, officers, and other employees, without additional compensation, may solicit proxies personally or in writing, by telephone, e-mail, or otherwise. Following the original mailing of the proxies and other soliciting materials, Symantec will request brokers, custodians, nominees and other record holders to forward copies of the proxy and other soliciting materials to persons for whom they hold shares and to request authority for the exercise of proxies. In such cases, Symantec, upon the request of the record holders, will reimburse such holders for their reasonable expenses. If you choose to access the proxy materials and/or vote over the Internet, you are responsible for any Internet access charges you may incur.

What does it mean if I receive more than one proxy card or Notice of Internet Availability?

If you receive more than one proxy card or Notice of Internet Availability, your shares are registered in more than one name or are registered in different accounts. To make certain all of your shares are voted, please follow the instructions included on the Notice of Internet Availability on how to access each Proxy card and vote each proxy card over the Internet or by telephone. If you received paper proxy materials by mail, please complete, sign and return each proxy card to ensure that all of your shares are voted.

How can I change my vote after submitting my proxy?

A stockholder who has given a proxy may revoke it at any time before it is exercised at the meeting by:

- delivering to the Corporate Secretary of Symantec (by any means, including facsimile) a written notice stating that the proxy is revoked;
- signing and delivering a proxy bearing a later date;
- voting again over the Internet or by telephone; or
- attending and voting at the meeting (although attendance at the meeting will not, by itself, revoke a proxy).

Please note, however, that if your shares are held of record by a broker, bank or other nominee and you wish to revoke a proxy, you must contact that firm to revoke any prior voting instructions.

How can I get electronic access to the proxy materials?

The Notice of Internet Availability will provide you with instructions regarding how to:

- view our proxy materials for the Annual Meeting over the Internet; and
- instruct us to send our future proxy materials to you electronically by email.

Choosing to receive your future proxy materials by email will save us the cost of printing and mailing documents to you and will reduce the impact of our annual meetings of stockholders on the environment. If you choose to receive future proxy materials by email, you will receive an email next year with instructions containing a link to those materials and a link to the proxy voting site. Your election to receive proxy materials by email will remain in effect until you terminate it.

Where can I find the voting results?

The preliminary voting results will be announced at the Annual Meeting and posted on our website at *www.symantec.com/invest*. The final results will be tallied by the inspector of elections and filed with the U.S. Securities and Exchange Commission (SEC) in a current report on Form 8-K within four business days of the Annual Meeting.

CORPORATE GOVERNANCE STANDARDS AND DIRECTOR INDEPENDENCE

Symantec is strongly committed to good corporate governance practices. These practices provide an important framework within which our Board and management can pursue our strategic objectives for the benefit of our stockholders.

Corporate Governance Standards

Our Corporate Governance Standards generally specify the distribution of rights and responsibilities of the Board, management and stockholders, and detail the rules and procedures for making decisions on corporate affairs. In general, the stockholders elect the Board and vote on certain extraordinary matters; the Board is responsible for the general governance of the Company, including selection of key management; and management is responsible for running the day-to-day operations of the Company.

Our Corporate Governance Standards are available on the Investor Relations section of our website, which is located at *www.symantec.com/invest*, by clicking on "Company Charters," under "Corporate Governance." The Corporate Governance Standards are reviewed at least annually by our Nominating and Governance Committee, and changes are recommended to our Board for approval as appropriate. The fundamental premise of our board-level corporate governance standards is the independent nature of our Board and its responsibility to our stockholders.

Code of Conduct and Code of Ethics

We have adopted a code of conduct that applies to all of our Board members, officers and employees. We have also adopted a code of ethics for our Chief Executive Officer and senior financial officers, including our principal financial officer and principal accounting officer. Our *Code of Conduct* and *Code of Ethics for Chief Executive Officer and Senior Financial Officers* are posted on the Investor Relations section of our website located at *www.symantec.com/invest*, by clicking on "Company Charters," under "Corporate Governance." Any amendments or waivers of our *Code of Conduct* and *Code of Ethics for Chief Executive Officer and Senior Financial Officers* pertaining to a member of our Board or one of our executive officers will be disclosed on our website at the above-referenced address.

Majority Vote Standard and Director Resignation Policy

Our Bylaws and Corporate Governance Standards provide for a majority voting standard for the election of directors. Under the majority vote standard, each nominee must be elected by a majority of the votes cast by the shares present in person or represented by proxy and entitled to vote at any meeting for the election of directors at which a quorum is present. A "majority of the votes cast" means the votes cast "for" a nominee's election must exceed the votes cast "against" that nominee's election. A plurality voting standard will apply instead of the majority voting standard if: (i) a stockholder has provided us with notice of a nominee for director in accordance with our Bylaws; and (ii) that nomination has not been withdrawn as of 10 days before we first deliver proxy materials to stockholders.

To effectuate this policy with regard to incumbent directors, the Board will not nominate an incumbent director for re-election unless prior to such nomination the director has agreed to promptly tender a resignation if such director fails to receive a sufficient number of votes for re-election at the stockholder meeting with respect to which such nomination is made. Such resignation will be effective upon the earlier of (i) the Board's acceptance of such resignation or (ii) the 90th day after certification of the election results of the meeting; provided, however, that prior to the effectiveness of such resignation the Board may reject such resignation and permit the director to withdraw such resignation.

If an incumbent director fails to receive the required vote for re-election, the Nominating and Governance Committee shall act on an expedited basis to determine whether to recommend acceptance or rejection of the director's resignation and will submit such recommendation for prompt consideration by the Board. The Board intends to act promptly on the Committee's recommendation and will decide to accept or reject such resignation and publicly disclose its decision within 90 days from the date of certification of the election results. The Nominating and Governance Committee and the Board may consider such factors they deem relevant in deciding whether to accept or reject a resignation tendered in accordance with this policy. The Board expects a director whose resignation is under consideration to abstain from participating in any decision regarding the resignation.

Stock Ownership Guidelines

It is the policy of the Board that our directors and officers interests align with those of our stockholders. In furtherance of this policy, our Board adopted stock ownership guidelines to better align our directors' interests with those of our stockholders. Details of our directors' stock ownership guidelines are disclosed under Director Compensation on page 18, and details of our executive officers' stock ownership guidelines are disclosed under Stock Ownership Requirements on page 47. The Nominating and Governance Committee oversees the establishment of the ownership standards.

Separate Chairman and CEO

Although our Board does not have a policy on whether the roles of Chief Executive Officer and Chairman should be separate, the positions did separate in April 2009 upon Enrique Salem's appointment as President and CEO and John W. Thompson's continuation as Chairman.

Lead Independent Director

The Lead Independent Director of the Board is chosen by the independent directors of the Board, and has the general responsibility to preside at all meetings of the Board when the Chairman is not present and executive sessions of the Board without management present. Robert S. Miller has served as the Lead Independent Director since April 22, 2003.

Board Independence

It is the policy of the Board and NASDAQ's rules require listed companies to have a board of directors with at least a majority of independent directors, as defined under NASDAQ's Marketplace Rules. Currently, each member of our Board, other than our Chief Executive Officer, Enrique Salem, and our Chairman of the Board, John W. Thompson, is an independent director and all standing committees of the Board are composed entirely of independent directors, in each case under NASDAQ's independence definition. The NASDAQ independence definition includes a series of objective tests, such as that the director is not an employee of the Company and has not engaged in various types of business dealings with the Company. In addition, the Board has made a subjective determination as to each independent director that no relationship exists which, in the opinion of the Board, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. In making these determinations, the directors reviewed and discussed information provided by the directors and the Company with regard to each director's business and other activities as they may relate to Symantec and our management. Based on this review and consistent with our independence criteria, the Board has affirmatively determined that the following directors are independent: Stephen M. Bennett, Michael A. Brown, William T. Coleman, Frank E. Dangeard, Geraldine B. Laybourne, David L. Mahoney, Robert S. Miller, Daniel H. Schulman, and V. Paul Unruh.

Change in Director Occupation

Our Corporate Governance Standards include a policy that our Board should consider whether a change in any director's professional responsibilities directly or indirectly impacts that person's ability to fulfill his or her directorship obligations. To facilitate the Board's consideration, all directors shall submit a resignation as a matter of course upon retirement, a change in employer, or other significant change in their professional roles and responsibilities. Such resignation may be accepted or rejected in the discretion of the Board.

Outside Advisors

The Board and its committees are free to engage independent outside financial, legal and other advisors as they deem necessary to provide advice and counsel on various topics or issues, at Symantec's expense, and are provided full access to our officers and employees.

Board and Committee Effectiveness

It is important to Symantec that our Board and its committees are performing effectively and in the best interests of Symantec and its stockholders. An evaluation of the Board's and its committees' operations and performance is conducted annually by the Nominating and Governance Committee. Changes are recommended by the Nominating and Governance Committee for approval by the full Board as appropriate.

Board's Role in Risk Oversight

The Board executes its risk management responsibility directly and through its committees. The Audit Committee has primary responsibility for overseeing the Company's enterprise risk management process. The Audit Committee receives updates and discusses individual and overall risk areas during its meetings, including the Company's financial risk assessments, risk management policies and major financial risk exposures and the steps management has taken to monitor and control such exposures. The Compensation Committee oversees risks associated with our compensation policies and practices with respect to both executive compensation and compensation generally. The Compensation Committee receives reports and discusses whether Symantec's compensation policies and practices create risks that are reasonably likely to have a material adverse effect on the Company.

The Board is kept abreast of its committees' risk oversight and other activities via reports of the committee chairmen to the full Board during the Board meetings.

Board Structure and Meetings

The Board and its committees meet throughout the year on a set schedule, and also hold special meetings and act by written consent from time to time. The Board held a total of seven meetings during the fiscal year ended April 2, 2010. During this time, no directors attended fewer than 75% of the aggregate of the total number of meetings held by the Board and the total number of meetings held by all committees of the Board on which such director served (during the period which such director served).

Agendas and topics for Board and committee meetings are developed through discussions between management and members of the Board and its committees. Information and data that is important to the issues to be considered are distributed in advance of each meeting. Board meetings and background materials focus on key strategic, operational, financial, governance and compliance matters applicable to us, including the following:

- Reviewing annual and longer-term strategic and business plans;
- Reviewing key product, industry and competitive issues;
- Reviewing and determining the independence of our directors;
- Reviewing and determining the qualifications of directors to serve as members of committees, including the financial expertise of members of the Audit Committee;
- Selecting and approving director nominees;
- Selecting, evaluating and compensating the Chief Executive Officer;
- Reviewing and discussing succession planning for the senior management team, and for lower management levels to the extent appropriate;
- Reviewing and approving material investments or divestitures, strategic transactions and other significant transactions that are not in the ordinary course of business;
- Evaluating the performance of the Board;
- Overseeing our compliance with legal requirements and ethical standards; and
- Overseeing our financial results.

Executive Sessions

After each regularly scheduled Board meeting, the independent members of our Board hold a separate closed meeting, referred to as an "executive session," which is generally led by the Lead Independent Director. These executive sessions are used to discuss such topics as the independent directors deem necessary or appropriate. At least annually, the independent directors will hold an executive session to evaluate the Chief Executive Officer's performance and compensation.

Succession Planning

Our Board recognizes the importance of effective executive leadership to Symantec's success, and meets to discuss executive succession planning at least annually.

BOARD COMMITTEES AND THEIR FUNCTIONS

There are three primary committees of the Board: the Audit Committee, Compensation Committee and Nominating and Governance Committee. The Board has delegated various responsibilities and authorities to these different committees, as described below and in the committee charters. The Board committees regularly report on their activities and actions to the full Board. Each member of the Audit Committee, Compensation Committee and Nominating and Governance Committee was appointed by the Board. Each of the Board committees has a written charter approved by the Board and available on our website at *www.symantec.com/invest*, by clicking on "Company Charters," under "Corporate Governance."

Audit Committee

Members:	William T. Coleman III (effective April 3, 2010) Frank E. Dangeard David L. Mahoney Robert S. Miller V. Paul Unruh (Chair)
Number of Meetings in Fiscal Year 2010:	8
Independence:	Each member is an independent director as defined by current NASDAQ listing standards for Audit Committee membership.
Functions:	To oversee our accounting and financial reporting processes and the audits of our financial statements, including oversight of our systems of internal controls and disclosure controls and procedures, compliance with legal and regulatory requirements, internal audit function and the appointment and compensation of our independent registered public accounting firm; To review and evaluate the independence and performance of our independent registered public accounting firm; and To facilitate communication among our independent registered public accounting firm, our financial and senior management and our Board.
Financial Experts:	Our Board has unanimously determined that all Audit Committee members are financially literate under current NASDAQ listing standards, and at least one member has financial sophistication under NASDAQ listing standards. In addition, our Board has unanimously determined that V. Paul Unruh qualifies as an "audit committee financial expert" under SEC rules and regulations. Designation as an "audit committee financial expert" is an SEC disclosure requirement and does not impose any additional duties, obligations or liability on any person so designated.

Compensation Committee

Members:	Stephen M. Bennett (effective April 3, 2010) Michael A. Brown Geraldine B. Laybourne David L. Mahoney Daniel H. Schulman (Chair)
Number of Meetings in Fiscal Year 2010:	5
Independence:	Each member is an independent director as defined by current NASDAQ listing standards.

Functions:	To review and recommend to the independent directors of our Board all compensation arrangements for our Chief Executive Officer; To review and approve all compensation arrangements for our other executive officers; To review the overall strategy for employee compensation including review of compensation-related risk management; To administer our equity incentive plans; To review and recommend to the Board compensation for non-employee members of the Board; and To review and discuss with management the Company's disclosures under the caption "Compensation Discussion and Analysis" for use in our proxy statements and reports filed with the SEC.

The Compensation Committee has retained Mercer, an outside consulting firm, to provide advice and ongoing recommendations on executive compensation matters. The Compensation Committee consulted with Mercer on certain executive compensation matters during fiscal year 2010. As the Compensation Committee requested and to assist the Compensation Committee as it made decisions with respect to compensation matters, Mercer provided certain qualitative and quantitative information regarding compensatory practices in the market for executive talent, analyzed existing Symantec executive compensation arrangements, and was available to the Compensation Committee to provide technical and other information it requested in connection with performing its function throughout the fiscal year 2010. Mercer's role during fiscal year 2010 is further discussed in the Compensation Discussion & Analysis section (beginning on page 38).

Nominating and Governance Committee

Members:	Michael A. Brown (Chair) Frank E. Dangeard Robert S. Miller Daniel H. Schulman V. Paul Unruh
Number of Meetings in Fiscal Year 2010:	4
Independence:	Each member is an independent director as defined by current NASDAQ listing standards.
Functions:	To identify, consider and nominate candidates for membership on our Board; To develop, recommend and evaluate corporate governance standards and a code of business conduct and ethics applicable to our Company; To implement and oversee a process for evaluating our Board, Board committees (including the Nominating and Governance Committee) and oversee our Board's evaluation of our Chief Executive Officer; To make recommendations regarding the structure and composition of our Board and Board committees; and To advise the Board on corporate governance matters.

DIRECTOR NOMINATIONS AND COMMUNICATION WITH DIRECTORS

Criteria for Nomination to the Board

The Nominating and Governance Committee will consider candidates submitted by Symantec stockholders, as well as candidates recommended by directors and management, for nomination to the Board. The Nominating and Governance Committee has generally identified nominees based upon suggestions by outside directors, management and executive recruiting firms. The goal of the Nominating and Governance Committee is to assemble a Board that offers a diverse portfolio of perspectives, backgrounds, experiences, knowledge and skills derived from high-quality business and professional experience. The Nominating and Governance Committee annually reviews the appropriate skills and characteristics required of directors in the context of the current composition of the Board, our operating requirements and the long-term interests of our stockholders.

The key attributes, experience and skills we consider important for our directors in light of our current business and structure are:

- *Leadership Experience.* Directors who have served in senior leadership positions are important to us, because they bring experience and perspective in analyzing, shaping, and overseeing the execution of important operational and policy issues at a senior level.
- *Public Company Board Experience.* Directors who have served on other public company boards can offer advice and insights with regard to the dynamics and operation of a board of directors; the relations of a board to the CEO and other management personnel; the importance of particular agenda and oversight matters; and oversight of a changing mix of strategic, operational, and compliance-related matters.
- *Mergers and Acquisitions (M&A) Experience.* Directors who have a background in M&A transactions can provide insight into developing and implementing strategies for growing our business through combination with other organizations.
- *Financial Expertise.* Knowledge of financial markets, financing operations, and accounting and financial reporting processes is important because it assists our directors in understanding, advising, and overseeing Symantec's capital structure, financing and investing activities, financial reporting, and internal control of such activities.
- *Industry and Technology Expertise.* Since we are a technology and software provider, education or experience in relevant technology is useful in understanding our research and development efforts, competing technologies, the various products and processes that we develop, and the market segments in which we compete.
- *Global Expertise.* We are a global organization with offices in many countries. Directors with global expertise can provide a useful business and cultural perspective regarding many significant aspects of our business.
- *Legal Expertise.* Directors who have legal education and experience can assist the Board in fulfilling its responsibilities related to the oversight of Symantec's legal and regulatory compliance.

Process for Identifying and Evaluating Nominees

The Nominating and Governance Committee considers candidates by first evaluating the current members of the Board who intend to continue in service, balancing the value of continuity of service with that of obtaining new perspectives, skills and experience. If the Nominating and Governance Committee determines that an opening exists, it identifies the desired skills and experience of a new nominee, including the need to satisfy rules of the SEC and NASDAQ.

The Nominating and Governance Committee generally will evaluate each candidate based on the extent to which the candidate contributes to the range of talent, skill and expertise appropriate for the Board generally, as well as the candidate's integrity, business acumen, diversity, availability, independence of thought, and overall ability to represent the interests of Symantec's stockholders. The Nominating and Governance Committee does not assign specific weights to particular criteria, and no particular criterion is necessarily applicable to all prospective nominees. Although the Nominating and Governance Committee uses these and other criteria as appropriate to evaluate potential nominees, it has no stated minimum criteria for nominees. In addition, we do not have a formal written policy with regard to the consideration of diversity in identifying candidates; however, as discussed above, diversity is one of the numerous criteria the Nominating and Governance Committee reviews before recommending a candidate. We have from time to time engaged, for a fee, a search firm to identify and assist the Nominating and Governance Committee with identifying, evaluating and screening Board candidates for Symantec and may do so in the future.

Stockholder Proposals for Nominees

The Nominating and Governance Committee will consider potential nominees properly submitted by stockholders. Stockholders seeking to do so should provide the information set forth in our corporate Bylaws regarding director nominations. The Nominating and Governance Committee will apply the same criteria for candidates proposed by stockholders as it does for candidates proposed by management or other directors.

To be considered for nomination by the Nominating and Governance Committee at next year's annual meeting of stockholders, submissions by stockholders must be submitted by mail and must be received by the Corporate Secretary no later than April 13, 2011 to ensure adequate time for meaningful consideration by the Nominating and Governance Committee. Each submission must include the following information:

- the full name and address of the candidate;
- the number of shares of Symantec common stock beneficially owned by the candidate;
- a certification that the candidate consents to being named in the proxy statement and intends to serve on the Board if elected; and
- biographical information, including work experience during the past five years, other board positions, and educational background, such as is provided with respect to nominees in this proxy statement.

Information regarding requirements that must be followed by a stockholder who wishes to make a stockholder nomination for election to the Board for next year's annual meeting is described in this proxy statement under "Additional Information — Stockholder Proposals for the 2011 Annual Meeting."

Contacting the Board of Directors

Any stockholder who wishes to contact members of our Board may do so by mailing written communications to:

Symantec Corporation
350 Ellis Street
Mountain View, California 94043
Attn: Corporate Secretary

The Corporate Secretary will review all such correspondence and provide regular summaries to the Board or to individual directors, as relevant, will retain copies of such correspondence for at least six months, and make copies of such correspondence available to the Board or individual directors upon request. Any correspondence relating to accounting, internal controls or auditing matters will be handled in accordance with Symantec's policy regarding accounting complaints and concerns.

Attendance of Board Members at Annual Meetings

The Board does not have a formal policy with respect to Board member attendance at our annual meetings of stockholders, as historically very few stockholders have attended our annual meeting of stockholders. Three directors attended our 2009 Annual Meeting of Stockholders in person or by telephone.

PROPOSAL NO. 1

ELECTION OF DIRECTORS

Our Board consists of eleven directors, each of whom is nominated for election at the Annual Meeting, including nine independent directors, one member of our senior management and our former Chief Executive Officer. Each director is elected to serve a one-year term, with all directors subject to annual election. At the recommendation of the Nominating and Governance Committee, the Board has nominated the following eleven persons to serve as directors for the term beginning at the Annual Meeting on September 20, 2010: Stephen M. Bennett, Michael A. Brown, William T. Coleman, Frank E. Dangeard, Geraldine B. Laybourne, David L. Mahoney, Robert S. Miller, Enrique Salem, Daniel H. Schulman, John W. Thompson and V. Paul Unruh. Mr. Bennett was recommended by the Nominating and Governance Committee after an extensive and careful search was conducted by a global search firm, and numerous candidates were considered.

Unless proxy cards are otherwise marked, the persons named as proxies will vote all proxies **FOR** the election of each nominee named in this section. Proxies submitted to Symantec cannot be voted at the Annual Meeting for nominees other than those nominees named in this proxy statement. However, if any director nominee is unable or unwilling to serve at the time of the Annual Meeting, the persons named as proxies may vote for a substitute nominee designated by the Board. Alternatively, the Board may reduce the size of the Board. Each nominee has consented to serve as a director if elected, and the Board does not believe that any nominee will be unwilling or unable to serve if elected as a director. Each director will hold office until the next annual meeting of stockholders and until his or her successor has been duly elected and qualified or until his or her earlier resignation or removal.

Nominees for Director

The names of each nominee for director, their ages as of July 2, 2010, and other information about each nominee is shown below.

Nominee	Age	Principal Occupation	Director Since
John W. Thompson	61	Chairman of the Board of Directors	1999
Stephen M. Bennett	56	Director	2010
Michael A. Brown	51	Chairman of the Board, Line 6, Inc.	2005
William T. Coleman	62	Operating Partner, Alsop Louie Partners	2003
Frank E. Dangeard	52	Managing Partner, Harcourt	2007
Geraldine B. Laybourne	63	Director	2008
David L. Mahoney	56	Director	2003
Robert S. Miller	68	Chairman of American International Group	1994
Enrique Salem	44	President and Chief Executive Officer	2009
Daniel H. Schulman	52	President, Prepaid Group, Sprint Nextel Corp	2000
V. Paul Unruh	61	Director	2005

Mr. Thompson has served as Chairman of the Board since April 1999. He has been Chief Executive Officer of Virtual Instruments, a virtual infrastructure optimization company, since May 2010. Mr. Thompson served as our Chief Executive Officer from April 1999 to April 2009 and as President from April 1999 to January 2002. Mr. Thompson joined Symantec after 28 years at International Business Machines Corporation (IBM), a global information technology company, where he held senior executive positions in sales, marketing and software development. He last served as a general manager of IBM Americas and a member of the company's Worldwide Management Council. Mr. Thompson is a member of the board of directors of Seagate Technology, Inc. and United Parcel Service, Inc. He has previously served as a director of a variety of companies, including NiSource, Inc. Mr. Thompson holds a bachelor's degree from Florida A&M University and a master's degree from MIT's Sloan School of Management.

Mr. Thompson, as our former Chief Executive Officer for the past ten years, helped Symantec transform into a leader in security, storage and systems management solutions. Mr. Thompson brings extensive leadership and industry and technology expertise to Symantec based on the combination of his experiences at Symantec, IBM and other technology companies.

Mr. Bennett has served as a member of our Board since February 2010. Mr. Bennett was Chief Executive Officer of Intuit, Inc. from January 2000 to January 2008. Prior to Intuit, Mr. Bennett was at General Electric Corporation (GE) for 23 years. From December 1999 to January 2000, he was an executive vice president and a member of the board of directors of GE Capital, the financial services subsidiary of GE. From July 1999 to November 1999, he was President and Chief Executive Officer of GE Capital e-Business, and he was President and Chief Executive Officer of GE Capital Vendor Financial Services from April 1996 through June 1999. Mr. Bennett also serves as a director of Qualcomm and two private companies. He has previously served as a director of a variety of companies, including Intuit, Inc. and Sun Microsystems, Inc. He holds a degree in finance and real estate from the University of Wisconsin.

Mr. Bennett brings to the Board extensive leadership, consumer industry and technical experience through his former role as CEO of Intuit, executive management positions at GE and service on technology boards.

Mr. Brown has served as a member of our Board since July 2005 following the acquisition of Veritas. Mr. Brown had served on the Veritas board of directors since 2003. Mr. Brown is currently the Chairman of Line 6, Inc., a provider of musical instruments, amplifiers and audio gear that incorporate digital signal processing. From 1984 until September 2002, Mr. Brown held various senior management positions at Quantum Corporation, a leader in computer storage products, and most recently as Chief Executive Officer from 1995 to 2002 and Chairman of the Board from 1998 to 2003. Mr. Brown is a member of the board of directors of Quantum Corporation and two private companies. He has previously served as a director of a variety of companies, including Digital Impact and Nektar Therapeutics. Mr. Brown holds a master's of business administration from Stanford Business School and a bachelor's degree from Harvard University.

Mr. Brown brings to the Board extensive leadership and software and storage management experience through his leadership and directorship roles. Also, Mr. Brown has extensive corporate governance and compensation knowledge from serving on corporate governance and compensation committees for several public and private companies.

Mr. Coleman has served as a member of our Board since January 2003. He has been an Operating Partner of Alsop Louie Partners, a venture fund that invests primarily in early stage technology, since June 2010. Mr. Coleman was a founder, the Chairman of the Board and Chief Executive Officer of Cassatt Corporation, a provider of solutions to automate information technology operations, from August 2003 to June 2009. Previously Mr. Coleman was co-founder of BEA Systems, Inc., an enterprise application and service infrastructure software provider, where he served as Chairman of the Board from that company's inception in 1995 until August 2002, Chief Strategy Officer from October 2001 to August 2002, and Chief Executive Officer from 1995 to October 2001. Mr. Coleman is a member of the board of directors of Nexant, Inc. He has previously served as a director of a variety of companies, including Cassatt Corporation and Palm, Inc. Mr. Coleman holds a bachelor's degree in computer science from the U.S. Air Force Academy and master's degrees in computer science and computer engineering from Stanford University. He also has an honorary doctorate from the University of Colorado.

Mr. Coleman brings extensive experience in the computer and software industry to the Board, and is a recognized industry expert and visionary in enterprise infrastructure software.

Mr. Dangeard has served as a member of our Board since January 2007. He has been the Managing Partner of Harcourt, an advisory and investment firm, since March 2008. Mr. Dangeard was Chairman and Chief Executive Officer of Thomson S.A., a provider of digital video technologies, solutions and services, from September 2004 to February 2008. From September 2002 to September 2004, he was Senior Executive Vice President of France Telecom, a global telecommunications operator. From 1997 to 2002, Mr. Dangeard was Senior Executive Vice President of Thomson and Vice Chairman in 2000. Prior to joining Thomson, Mr. Dangeard was managing director of SG Warburg & Co. Ltd. from 1989 to 1997, and Chairman of SG Warburg France from 1995 to 1997. Prior to that, Mr. Dangeard was a lawyer with Sullivan & Cromwell LLP, in New York and London. Mr. Dangeard also serves on the boards of Moser Baer and Sonaecom SGPA. He is also non-executive Chairman of Atari. Mr. Dangeard has previously served as a director of a variety of companies, including Thomson S.A. and Electricité de France S.A. He graduated from the École des Hautes Études Commerciales, the Paris Institut d'Études Politiques and from the Harvard Law School.

Mr. Dangeard brings to the board extensive leadership, financial, international and legal expertise through his various leadership and directorship roles in international public companies.

Ms. Laybourne has served as a member of our Board since January 2008. She founded Oxygen Media in 1998 and served as its Chairman and Chief Executive Officer until November 2007 when the network was acquired by NBC Universal. Prior to starting Oxygen Media, Ms. Laybourne spent 16 years at Nickelodeon. From 1996 to 1998, Ms. Laybourne was President of Disney/ABC Cable Networks where she was responsible for overseeing cable programming for the Walt Disney Company and ABC. Ms. Laybourne also serves on the boards of Electronic Arts, Inc., J.C. Penney Company, Inc. and Move, Inc. She earned a bachelor of arts degree in art history from Vassar College and a master of science degree in elementary education from the University of Pennsylvania.

Ms. Laybourne brings to the board extensive senior leadership and consumer market experience through her former CEO and senior management roles.

Mr. Mahoney has served as a member of our Board since April 2003. Mr. Mahoney previously served as co-Chief Executive Officer of McKesson HBOC, Inc., a healthcare services company, and as Chief Executive Officer of iMcKesson LLC, also a healthcare services company, from July 1999 to February 2001. Mr. Mahoney is a member of the board of directors of Corcept Therapeutics Incorporated, and several private and non-profit organizations. He has previously served as a director of a variety of companies, including Tercica Incorporated. Mr. Mahoney has a bachelor's degree from Princeton University and a master's of business administration from Harvard University.

Mr. Mahoney brings to the Board significant knowledge in mergers and acquisitions, strategy development and technology through his extensive experience at McKesson, McKinsey and as a direct investor in web 2.0 companies.

Mr. Miller has served as a member of our Board since September 1994. Mr. Miller is currently the Chairman of American International Group (AIG), an insurance and financial services organization, and MidOcean Partners, a private equity firm specializing in leveraged buyouts, recapitalizations and growth capital investments in middle-market companies. Mr. Miller served as Executive Chairman of Delphi Corporation, an auto parts supplier from January 2007 until November 2009 and as Chairman and Chief Executive Officer from July 2005 until January 2007. From January 2004 to June 2005, Mr. Miller was non-executive Chairman of Federal Mogul Corporation, an auto parts supplier. From September 2001 until December 2003, Mr. Miller was Chairman and Chief Executive Officer of Bethlehem Steel Corporation, a large steel producer. Prior to joining Bethlehem Steel, Mr. Miller served as Chairman and Chief Executive Officer on an interim basis upon the departure of Federal Mogul's top executive in September 2000. Delphi Corporation and certain of its subsidiaries filed voluntary petitions for reorganization under the United States Bankruptcy Code in October 2005, and Federal Mogul Corporation and Bethlehem Steel Corporation and certain of their subsidiaries, filed voluntary petitions for reorganization under the United States Bankruptcy Code in October 2001. Mr. Miller is a member of the board of directors of UAL Corporation and two private companies. Mr. Miller has previously served as a director of a variety of companies, including Delphi Corporation. Mr. Miller earned a degree in economics from Stanford University, a law degree from Harvard Law School and a master's of business administration, majoring in finance from Stanford Business School.

Mr. Miller brings to the Board extensive leadership, management and operational expertise through his executive leadership and directorship roles at a number of public companies.

Mr. Salem has served as a member of our Board since April 2009. Mr. Salem has served as our President and Chief Executive Officer since April 2009. From January 2008 to April 2009, Mr. Salem served as our Chief Operating Officer, and as Group President, Worldwide Sales and Marketing from April 2007 to January 2008. From May 2006 to April 2007, Mr. Salem served as our Group President, Consumer Products. Mr. Salem previously served as Senior Vice President, Consumer Products and Solutions from February 2006 to May 2006, Senior Vice President, Security Products and Solutions from January 2006 to February 2006, and as Senior Vice President, Network and Gateway Security Solutions from June 2004 to February 2006. Prior to joining Symantec, from April

2002 to June 2004, he was President and Chief Executive Officer of Brightmail Incorporated, an anti-spam software company that was acquired by Symantec. From January 2001 to April 2002, Mr. Salem served as Senior Vice President of Products and Technology at Oblix Inc., an identity-based security products developer, and from October 1999 to January 2001, he was Vice President of Technology and Operations at Ask Jeeves Inc., an online search engine provider. From 1990 to October 1999, Mr. Salem led the security business unit at Symantec. Mr. Salem received a Bachelor of Arts in computer science from Dartmouth College.

As our President and CEO, Mr. Salem brings significant senior leadership, sales and marketing, industry and technical experience to the Board. As CEO, Mr. Salem has direct responsibility for Symantec's strategy and operations.

Mr. Schulman has served as a member of our Board since March 2000. Mr. Schulman has served as President, Prepaid Group of Sprint Nextel Corporation, a cellular phone service provider, since November 2009 when Sprint Nextel acquired Virgin Mobile USA, a cellular phone service provider. He is expected to cease serving in this capacity as of August 23, 2010. Mr. Schulman served as Chief Executive Officer of Virgin Mobile USA from September 2001 to November 2009, and a member of the board of directors of Virgin Mobile USA from October 2001 to November 2009. From May 2000 until May 2001, Mr. Schulman was President and Chief Executive Officer of priceline.com Incorporated, an online travel company, after serving as President and Chief Operating Officer from July 1999. He is a member of the board of directors of Flextronics International Ltd., as well as of a private company and a non-profit company. He received a bachelor's degree in economics from Middlebury College, and a master's degree in business administration, majoring in Finance, from New York University.

As a former chief executive officer and a member of a compensation leadership network, Mr. Schulman brings significant senior leadership, management, operational, executive compensation, consumer marketing and technical experience to the Board and Compensation Committee.

Mr. Unruh has served as a member of our Board since July 2005 following the acquisition of Veritas. Mr. Unruh had served on Veritas' board of directors since 2003. Mr. Unruh retired as Vice Chairman of Bechtel Group, Inc., a global engineering and construction services company, in June 2003. During his 25-year tenure at Bechtel Group, he held a number of management positions including Treasurer, Controller, and Chief Financial Officer. Mr. Unruh also served as President of Bechtel Enterprises, the finance, development and ownership arm from 1997 to 2001. He is a member of the board of directors of Move, Inc., Heidrick & Struggles International, Inc., and two private companies. Mr. Unruh is a certified public accountant.

Mr. Unruh brings to the Board extensive finance experience, including public accounting and financial reporting through his former role as a chief financial officer and his many other financial management positions. He also brings systems development, international business and merger and acquisition experience to the Board. Mr. Unruh is a certified public accountant, and our Board has unanimously determined that he qualifies as an "audit committee financial expert" under SEC rules and regulations.

Director Compensation

The following table provides information for fiscal year 2010 compensation for all of our non-employee directors who served during the last fiscal year:

Fiscal Year 2010 Director Compensation

Name	Fees Earned or Paid in Cash ($)(1)	Stock Awards ($)(2)	Option Awards ($)(7)	Total ($)
Stephen M. Bennett(3)	11,798	42,394(5)	—	54,192
Michael A. Brown	80,005	179,995(6)	—	260,000
William T. Coleman	60,005	179,995(6)	—	240,000
Frank E. Dangeard	75,005	179,995(6)	—	255,000
Geraldine B. Laybourne	60,005	179,995(6)	—	240,000
David L. Mahoney	75,005	179,995(6)	—	255,000
Robert S. Miller(4)	100,005	179,995(6)	—	280,000
Daniel H. Schulman	80,005	179,995(6)	—	260,000
V. Paul Unruh	95,005	179,995(6)	—	275,000

(1) Non-employee directors receive an annual retainer fee of $50,000 plus an additional annual fee of $10,000 (Compensation Committee and Nominating and Governance Committee) or $15,000 (Audit Committee) for membership on each committee. The chair of each committee receives an additional annual fee of $10,000 (Compensation Committee and Nominating and Governance Committee) or $20,000 (Audit Committee).

(2) Amounts shown in this column reflect the aggregate full grant date fair value calculated in accordance with FASB Accounting Standards Codification Topic 718 for awards granted during the fiscal year.

(3) Mr. Bennett was appointed to the Board effective February 8, 2010. Accordingly, he received prorated compensation under the director compensation policies described below.

(4) Mr. Miller received an additional annual fee in the amount of $25,000 for his role as Lead Independent Director.

(5) Since Mr. Bennett was appointed to the Board after the beginning of the fiscal year, he was granted a prorated award of 2,485 restricted stock units on February 9, 2010, with a per share value of $17.06 and a full grant date fair value of $42,394.

(6) Messrs. Brown, Coleman, Dangeard, Laybourne, Mahoney, Miller, Schulman and Unruh were each granted 11,749 restricted stock units on May 11, 2009, with a per share fair value of $15.32 and a full grant date fair value of $179,995.

(7) In fiscal year 2010 and 2009, there were no stock option grants to any person who served as a non-employee director. The outstanding stock options held by each non-employee director at 2010, 2009 and 2008 fiscal year-end were: Mr. Brown (175,630), Mr. Coleman (100,000), Mr. Mahoney (106,000), Mr. Miller (148,000), Mr. Schulman (61,000), and Mr. Unruh (180,630).

The policy of the Board is that compensation for independent directors should be a mix of cash and equity-based compensation. Symantec does not pay employee directors for Board service in addition to their regular employee compensation. Independent directors may not receive consulting, advisory or other compensatory fees from the Company. The Compensation Committee, which consists solely of independent directors, has the primary responsibility to review and consider any revisions to directors' compensation.

Director Stock Ownership Guidelines: Since May 2007, the Compensation Committee has instituted the following stock ownership guidelines to better align our directors' interests with those of our stockholders:

- Directors must maintain a minimum holding of 10,000 shares of Company stock;
- New directors will have three years to reach the minimum holding level; and

- Notwithstanding the foregoing, directors may sell enough shares to cover their income tax liability on vested grants.
- All of our directors are in compliance with these guidelines.

Annual Fees: In accordance with the recommendation of the Compensation Committee, the Board determined the non-employee directors' compensation for fiscal year 2010 as follows:

- $50,000 annual cash retainer
- $10,000 annual fee for committee membership ($15,000 for Audit Committee membership)
- $10,000 annual fee for chairing a committee of the Board ($20,000 for chairing the Audit Committee)
- $25,000 annual fee for the Lead Independent Director

In May 2010, the Board, in accordance with the recommendation of the Compensation Committee, approved modifications to the annual retainers paid to non-employee directors. Effective May 4, 2010, non-employee directors will receive the following retainers:

- $50,000 annual cash retainer
- $15,000 annual fee for committee membership ($20,000 for Audit Committee membership)
- $15,000 annual fee for chairing a committee of the Board ($25,000 for chairing the Audit Committee)
- $30,000 annual fee for the Lead Independent Director

The payment of the annual cash retainer is subject to the terms of the 2000 Director Equity Incentive Plan, as amended, which allows directors to choose to receive common stock in lieu of cash for all or a portion of the retainer payable to each director for serving as a member. We pay the annual retainer fee and any additional annual fees to each director at the beginning of the fiscal year. Directors who join the Company after the beginning of the fiscal year receive a prorated cash payment in respect of their annual retainer fee and fees. These payments are considered earned when paid. Accordingly, we do not require them to be repaid in the event a director ceases serving in the capacity for which he or she was compensated.

Annual Equity Awards. All grants to non-employee directors will be made on a discretionary basis under the 2004 Equity Incentive Plan. Pursuant to a Non-Employee Director Grant Policy adopted by our Board, each non-employee member of the Board receives an annual award of fully-vested restricted stock awards having a fair market value on the grant date equal to a pre-determined dollar value, which was $180,000 during fiscal 2010, with this value prorated for new non-employee directors from the date of such director's appointment to our Board to the date of the first Board meeting in the following fiscal year. The restricted stock awards granted for fiscal year 2010 were granted on May 11, 2009 and are fully vested.

In May 2010, the Board amended the Non-Employee Director Grant Policy so that each non-employee member of the Board will receive an annual award of fully-vested restricted stock units having a fair market value on the grant date equal to $200,000. The restricted stock units granted for fiscal year 2011 were granted on May 4, 2010 and are fully vested.

Since the beginning of fiscal year 2007, we have not made option grants to our directors. Option grants made to our non-employee directors in fiscal 2006 and prior years were subject to a four-year vesting schedule. In the event of a merger or consolidation in which Symantec is not the surviving corporation or another similar change in control transaction involving Symantec, all unvested stock option and restricted stock unit awards made to non-employee directors under the programs described above will accelerate and vest in full.

Symantec stock ownership information for each of our directors is shown under the heading "Security Ownership of Certain Beneficial Owners and Management" in this proxy statement.

THE BOARD RECOMMENDS A VOTE *"FOR"* ELECTION OF EACH OF THE ELEVEN NOMINATED DIRECTORS.

PROPOSAL NO. 2

RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee has appointed KPMG as Symantec's principal independent registered public accounting firm to perform the audit of Symantec's consolidated financial statements for fiscal year 2011. As a matter of good corporate governance, the Audit Committee has decided to submit its selection of independent audit firm to stockholders for ratification. In the event that this appointment of KPMG is not ratified by a majority of the shares of common stock present or represented at the Annual Meeting and entitled to vote on the matter, the Audit Committee will review its future selection of KPMG as Symantec's independent registered public accounting firm.

The Audit Committee first approved KPMG as our independent auditors in September 2002, and KPMG audited Symantec's financial statements for Symantec's 2010 fiscal year. Representatives of KPMG are expected to be present at the meeting, in which case they will be given an opportunity to make a statement at the meeting if they desire to do so, and will be available to respond to appropriate questions.

Principal Accountant Fees and Services

We regularly review the services and fees from its independent registered public accounting firm. These services and fees are also reviewed with the Audit Committee annually. In accordance with standard policy, KPMG periodically rotates the individuals who are responsible for Symantec's audit. Symantec's Audit Committee has determined that the providing of certain non-audit services, as described below, is compatible with maintaining the independence of KPMG.

In addition to performing the audit of Symantec's consolidated financial statements, KPMG provided various other services during fiscal years 2010 and 2009. Symantec's Audit Committee has determined that KPMG's provisioning of these services, which are described below, does not impair KPMG's independence from Symantec. The aggregate fees billed for fiscal years 2010 and 2009 for each of the following categories of services are as follows:

Fees Billed to Symantec	2010	2009
Audit fees(1)	$ 9,926,644	$11,007,817
Audit related fees(2)	—	—
Tax fees(3)	98,613	229,133
All other fees(4)	444,010	2,331
Total fees	$10,469,267	$11,239,281

The categories in the above table have the definitions assigned under Item 9 of Schedule 14A promulgated under the Securities Exchange Act of 1934, and these categories include in particular the following components:

(1) *"Audit fees"* include fees for audit services principally related to the year-end examination and the quarterly reviews of Symantec's consolidated financial statements, consultation on matters that arise during a review or audit, review of SEC filings, audit services performed in connection with Symantec's acquisitions and statutory audit fees.

(2) *"Audit related fees"* include fees which are for assurance and related services other than those included in Audit fees.

(3) *"Tax fees"* include fees for tax compliance and advice.

(4) *"All other fees"* include fees for all other non-audit services, principally for services in relation to certain information technology audits.

An accounting firm other than KPMG performs supplemental internal audit services for Symantec. Another accounting firm provides the majority of Symantec's outside tax services.

Policy on Audit Committee Pre-Approval of Audit and Permissible Non-Audit Services of Independent Registered Public Accounting Firm

The Audit Committee's policy is to pre-approve all audit and permissible non-audit services provided by the independent registered public accounting firm. These services may include audit services, audit-related services, tax services and other services. Pre-approval is detailed as to the particular service or category of services and is generally subject to a specific budget. The independent registered public accounting firm and management are required to periodically report to the Audit Committee regarding the extent of services provided by the independent registered public accounting firm in accordance with this pre-approval, and the fees for the services performed to date. The Audit Committee may also pre-approve particular services on a case-by-case basis.

All of the services relating to the fees described in the table above were approved by the Audit Committee.

THE BOARD RECOMMENDS A VOTE *"FOR"* APPROVAL OF PROPOSAL NO. 2

PROPOSAL NO. 3

AMENDMENT TO OUR 2004 EQUITY INCENTIVE PLAN

We are asking stockholders to approve an amendment to our 2004 Equity Incentive Plan (the *"2004 Plan"*) to increase the number of shares reserved for issuance under the 2004 Plan by 55,000,000 shares. The Board approved this amendment in May 2010, subject to stockholder approval at the annual meeting.

Since the 2004 Plan has not been modified other than as provided above, it will continue to contain the following important features:

- Each one share granted as a restricted stock award or restricted stock unit ("*RSU*") will count as the issuance of two shares reserved for issuance under the 2004 Plan for the purpose of computing shares remaining available for issuance. (Shares subject to stock options or stock appreciation rights ("*SARs*") reduce the shares available for issuance on a one-for-one basis.)
- Stock options and SARs must be granted with an exercise price that is not less than 100% of the fair market value on the date of grant.
- Repricing of stock options and SARs is prohibited unless stockholder approval is obtained.

We believe that the increase in the number of shares reserved for issuance under the 2004 Plan is in the best interests of our company because of the continuing need to provide stock options, RSUs and other equity-based incentives to attract and retain the most qualified personnel and to respond to relevant market changes in equity compensation practices. The use of equity compensation has historically been a significant part of our overall compensation philosophy at Symantec and is a practice that we plan to continue. The 2004 Plan serves as an important part of this practice and is a critical component of the overall compensation package that we offer to retain and motivate our employees. In addition, awards under the 2004 Plan provide our employees an opportunity to acquire or increase their ownership stake in us, and we believe this aligns their interests with those of our stockholders, creating strong incentives for our employees to work hard for our future growth and success. If Proposal No. 3 is not approved by our stockholders, we believe our ability to attract and retain the talent we need to compete in our industry would be seriously and negatively impacted and this could affect our long-term success.

In connection with its approval of the amendment of the 2004 Plan, the Board has considered Symantec's current stock repurchase program, under which $747 million remained authorized for future repurchases as of April 2, 2010, with no expiration date. We believe that stock repurchases reduce the potential dilutive effect of the issuance of additional equity incentives to employees.

Plan History

The 2004 Plan was originally adopted by the Board in July 2004, and it was approved by our stockholders in September 2004. The 2004 Plan was amended and restated by the Board and our stockholders in 2006 to increase the number of shares reserved for issuance and effect other changes, and in 2008 to increase the number of shares reserved for issuance. Our stockholders have previously approved the reservation of an aggregate of 108 million shares for issuance under the 2004 Plan, plus an additional number of shares that transfer to the 2004 Plan upon cancellation of awards granted under our 1996 Equity Incentive Plan (the "*Prior Plan*"), which was our primary equity compensation plan prior to the adoption of the 2004 Plan. We no longer grant awards under the Prior Plan. As of July 2, 2010, approximately 24,700,000 shares have transferred to the 2004 Plan upon cancellation or forfeiture of Prior Plan awards. While approximately 20,400,000 shares remain subject to options still outstanding under the Prior Plan, we estimate that less than half of these shares will become available for grant under the 2004 Plan because approximately 6,100,000 of these options were vested and "in the money" as of July 2, 2010. An "in the money" option is an option with an exercise price at which a share may be purchased is less than the fair market value of our common stock as of July 2, 2010. Shares under our 2004 Plan are allocated as follows:

- 16,288,576 shares are issued and outstanding as a result of option exercises and settlement of restricted stock awards and RSUs (and are therefore not available for future grant);
- 45,686,775 shares are subject to outstanding options, restricted stock awards and RSUs;

- 42,556,433 shares are available for future issuance (excluding shares that in the future might transfer from the Prior Plan as noted above); and
- 28,191,768 shares have become unavailable for issuance since we deduct from the shares reserved under the 2004 Plan two shares for every one restricted stock award or RSU share we grant.

As of July 2, 2010, options to purchase a total of 64,741,517 shares of our common stock were outstanding under all of our equity compensation plans at a weighted average exercise price of $19.15 and with a weighted average remaining life of 3.22 years. There were also a total of 18,208,959 shares subject to issuance upon vesting and settlement of outstanding RSUs issued under our equity compensation plans. In addition to the shares available for issuance under the 2004 Plan and the Prior Plan described above, as of July 2, 2010, 33,951 shares remain available for issuance under our 2000 Director Equity Incentive Plan and 209,599 shares remain available for issuance under our 2002 Executive Officer's Stock Purchase Plan. The 2004 Plan is the only plan under which we grant equity compensation awards.

One of the important factors that we consider in administering our equity compensation programs is our "burn rate," meaning the number of shares that we utilize under the 2004 Plan each year relative to total shares outstanding. Our gross and net burn rates have been under 3% since fiscal 2005. For fiscal year 2010, our gross burn rate was 3.27%, our net burn rate was 2.68%, and our overhang was 17.1%. Please see "Executive Compensation and Related Information — Compensation Discussion & Analysis (CD&A)" beginning on page 38 for more discussion of our burn rates and overhang analysis.

Summary of our 2004 Equity Incentive Plan

The following is a summary of the principal provisions of the 2004 Plan, as proposed for approval. This summary does not purport to be a complete description of all of the provisions of the 2004 Plan. It is qualified in its entirety by reference to the full text of the 2004 Plan. A copy of the 2004 Plan has been filed with the SEC with this proxy statement, and any stockholder who wishes to obtain a copy of the 2004 Plan may do so by written request to the Secretary at Symantec's headquarters in Mountain View, California.

Eligibility. Employees (including officers), consultants, independent contractors, advisors and members of the Board (including non-employee directors) are eligible to participate in the 2004 Plan. As of July 2, 2010, there were approximately 16,700 employees and consultants, including eight executive officers, and nine non-employee directors eligible to receive awards under the 2004 Plan. Each director, executive officer and each person who previously served as an executive officer during fiscal year 2010 and remains employed by Symantec has an interest in Proposal No. 3.

Types of Awards. Awards that may be granted are stock options (both nonstatutory stock options and incentive stock options (which may only be granted to employees)), restricted stock awards, restricted stock units and stock appreciation rights (each individually, an "*award*").

Shares Reserved for Issuance. If Proposal No. 3 is approved, the total number of shares reserved for issuance will increase from 104,531,784 to 159,531,784 shares (this number reflects the requested increase, remaining shares reserved for issuance, shares subject to outstanding awards and shares that have become available for issuance under the Prior Plan through July 2, 2010). As of July 2, 2010, 788,938,395 shares of our common stock were issued and outstanding.

Shares Returned to the Plan. Shares that are subject to issuance upon exercise of an option but cease to be subject to such option for any reason (other than exercise of such option), shares that are subject to an award that is granted but is subsequently forfeited or repurchased by Symantec at the original issue price and shares that are subject to an award that terminates without shares being issued will again be available for grant and issuance under the 2004 Plan.

Shares Not Returned to the Plan. Shares that are withheld to pay the exercise or purchase price of an award or to satisfy any tax withholding obligations in connection with an award, shares that are not issued or delivered as a result of the net settlement of an outstanding option or SAR and shares that are repurchased on the open market with the proceeds of an option exercise price will not be available again for grant and issuance under the 2004 Plan.

Reduction of Shares. For purposes of determining the number of shares available for grant under the 2004 Plan against the maximum number of shares authorized, any full-value award (i.e., an award of restricted stock or RSUs) will reduce the number of shares available for issuance by two shares for every share issued, and any other award (i.e., an option or SAR) will reduce the number of shares available for issuance by one share for every share issued.

Per-Share Exercise Price. The per-share exercise price of stock options and SARs granted under the 2004 Plan must equal at least the fair market value of a share of our common stock on the grant date of the option. As of July 2, 2010, the fair market value of a share of our common stock was $13.98.

No Repricing. The exercise price of an option or SAR may not be reduced (repriced) without stockholder approval (other than in connection with certain corporate transactions, including stock splits, stock dividends, mergers, spin-offs and certain other similar transactions).

Number of Shares Per Calendar Year. No person will be eligible to receive more than 2,000,000 shares in any calendar year pursuant to the grant of awards under the 2004 Plan (no more than 400,000 of which can be as awards of restricted stock or RSUs) except that new employees are eligible to receive up to a maximum of 3,000,000 shares in the calendar year in which they commence employment (no more than 600,000 of which can be as awards of restricted stock or RSUs).

Vesting and Exercisability. Awards become vested and exercisable, as applicable, within such periods, or upon such events, as determined by the administrator and as set forth in the related award agreement. Vesting may be based on the passage of time in connection with services performed for us or upon achievement of performance goals or other criteria. The maximum term of each option and SAR is ten years from the date of grant. As a matter of practice, options have generally been subject to a four-year vesting period with a one-year period before any vesting occurs and are currently granted with a maximum term of seven years from the date of grant. Options cease vesting on the date of termination of service or the death or disability of the employee, and generally expire three months after the termination of the employee's service to Symantec or up to 12 months following the date of death or disability. However, if an employee is terminated for cause, the option expires upon termination. SARs become exercisable as they vest and are settled in cash or shares, as determined by the administrator, having a value at the time of exercise equal to (1) the number of shares deemed exercised, times (2) the amount by which Symantec's stock price on the date of exercise exceeds the exercise price of SARs. RSUs are settled in cash or shares, depending on the terms upon which they are granted, and only to the extent that they are vested. Shares subject to a restricted stock award that are unvested remain subject to our right of repurchase.

Method of Exercise. The exercise price of options and the purchase price, if any, of other stock awards may be paid by cash, check, broker assisted same-day sales or other methods permitted by the 2004 Plan, the administrator and applicable law.

Adjustment of Shares. In the event of a stock dividend, recapitalization, stock split, reverse stock split, subdivision, combination, reclassification or similar change in the capital structure of Symantec without consideration or if there is a change in the corporate structure of Symantec, then (a) the number of shares reserved for issuance under the 2004 Plan, (b) the limits on the number of shares that may be issued to participants in a calendar year, (c) the exercise price and number of shares subject to outstanding options and (d) the purchase price and number of shares subject to other outstanding awards, including restricted stock awards, will be proportionately adjusted, subject to any required action by the Board or our stockholders and subject to compliance with applicable securities laws.

Stockholder Approval. Stockholder approval is required for certain types of amendments to the 2004 Plan.

Administration. The Compensation Committee administers the 2004 Plan except when the Board decides to directly administer the 2004 Plan.

Section 162(m) Considerations. Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code") generally disallows a tax deduction to public companies for compensation in excess of $1 million paid to the company's Chief Executive Officer or any of the three other most highly compensated officers (excluding a company's chief financial officer). Certain performance-based compensation is specifically exempt from this deduction limit if it otherwise meets the requirements of Section 162(m). The 2004 Plan is intended to comply with the requirements of Section 162(m) of the Code such that performance-based awards in excess of $1 million payable to our Chief Executive Officer and our three other most highly compensated executive officers (excluding our Chief Financial Officer) may be deductable by us.

Non-Employee Director Equity Awards. Under the 2004 Plan, non-employee directors may be granted stock options and other awards either on a discretionary basis or pursuant to policy adopted by the Board. Pursuant to a policy adopted by the Board, each non-employee member of the Board receives an annual award of fully-vested restricted stock units having a fair market value on the grant date equal to $200,000, with this value prorated for new non-employee directors from the date of such director's appointment to the Board to the date of the first Board meeting in the following fiscal year.

Corporate Transaction. In the event of a change of control of Symantec (as set forth in the 2004 Plan), the buyer may either assume outstanding awards or substitute equivalent awards. If the buyer fails to assume or substitute awards issued under the 2004 Plan, all awards will expire upon the closing of the transaction, and the Board will determine whether the change of control will have any additional effect, including acceleration of the vesting of the awards. Unless otherwise determined by the Board, all unvested stock option and RSU awards made to non-employee directors under the 2004 Plan will accelerate and vest in full.

Amendment or Termination of 2004 Plan. The Board may at any time amend or terminate the 2004 Plan in any respect; provided, that the Board may not, without the approval of the stockholders of Symantec, amend the 2004 Plan to increase the number of shares that may be issued under the 2004 Plan, change the designation of employees or class of employees eligible for participation in the 2004 Plan or materially modify a provision of the 2004 Plan if the modification requires stockholder approval under rules of the NASDAQ Stock Market.

Termination Date. The 2004 Plan will terminate on July 20, 2014 unless terminated earlier.

Summary of Federal Income Tax Consequences of Awards Granted under the 2004 Equity Incentive Plan

The following is a general summary as of the date of this proxy statement of the U.S. federal income tax consequences to Symantec and participants in the 2004 Plan with respect to awards granted under the 2004 Plan. U.S. federal tax laws may change and U.S. federal, state and local tax consequences for any participant will depend upon his or her individual circumstances.

Tax Treatment of the Participant

Incentive Stock Options. An optionee will recognize no income upon grant of an ISO and will incur no tax upon exercise of an ISO unless for the year of exercise the optionee is subject to the alternative minimum tax *("AMT").* If the optionee holds the shares purchased upon exercise of the ISO (the *"ISO Shares")* for more than one year after the date the ISO was exercised and for more than two years after the ISO's grant date (the *"required holding period"*), then the optionee generally will realize long-term capital gain or loss (rather than ordinary income or loss) upon disposition of the ISO Shares. This gain or loss will equal the difference between the amount realized upon such disposition and the amount paid for the ISO Shares upon the exercise of the ISO.

If the optionee disposes of ISO Shares prior to the expiration of the required holding period (a *"disqualifying disposition"*), then gain realized upon such disposition, up to the difference between the option exercise price and the fair market value of the ISO Shares on the date of exercise (or, if less, the amount realized on a sale of such ISO Shares), will be treated as ordinary income. Any additional gain will be capital gain, and treated as long-term capital gain or short-term capital gain depending upon the amount of time the ISO Shares were held by the optionee.

Alternative Minimum Tax The difference between the exercise price and fair market value of the ISO Shares on the date of exercise is an adjustment to income for purposes of the AMT. Alternative minimum taxable income is determined by adjusting regular taxable income for certain items, increasing that income by certain tax preference items and reducing this amount by the applicable exemption amount. If a disqualifying disposition of the ISO Shares occurs in the same calendar year as exercise of the ISO, there is no AMT adjustment with respect to those ISO Shares. Also, upon a sale of ISO Shares that is not a disqualifying disposition, alternative minimum taxable income is reduced in the year of sale by the excess of the fair market value of the ISO Shares at exercise over the amount paid for the ISO Shares.

Nonstatutory Stock Options An optionee will not recognize any taxable income at the time a NSO is granted. However, upon exercise of a NSO, the optionee must include in income as compensation an amount equal to the difference between the fair market value of the shares on the date of exercise and the optionee's exercise price. The included amount must be treated as ordinary income by the optionee and will be subject to income tax withholding by Symantec if the optionee is an employee. Upon resale of the shares by the optionee, any subsequent appreciation or depreciation in the value of the shares will be treated as long-term or short-term capital gain or loss depending upon the amount of time the NSO shares were held by the optionee.

Restricted Stock Units. In general, no taxable income is realized upon the grant of a RSU award. The participant will generally include in ordinary income, which will be subject to income tax withholding by Symantec if the participant is an employee, the fair market value of the shares of stock that are delivered to the participant upon settlement, which generally occurs at the time the RSUs vest. The 2004 Plan allows Symantec to withhold shares from the RSU award to satisfy the participant's withholding tax obligation, with Symantec retiring those shares and being required to tender cash from its general funds to the applicable tax authorities in an amount equal to the value of the shares withheld.

Restricted Stock. A participant receiving restricted shares for services recognizes taxable income when the shares become vested. Upon vesting, the participant will include in ordinary income an amount, which will be subject to income tax withholding by Symantec if the participant is an employee, equal to the difference between the fair market value of the shares at the time they become substantially vested and any amount paid for the shares. Upon resale of the shares by the participant, subsequent appreciation or depreciation in the value of the shares is treated as long-term or short-term capital gain or loss depending on the amount of time the shares were held by the participant.

Stock Appreciation Rights. A grant of a SAR has no federal income tax consequences at the time of grant. Upon the exercise of SARs, the value of the shares or other consideration received is generally taxable to the recipient as ordinary income, which will be subject to income tax withholding by Symantec if the recipient is an employee.

Tax Treatment of Symantec

Subject to any withholding requirement, the standard of reasonableness, and (if applicable) Section 162(m) of the Code, Symantec generally will be entitled to a deduction to the extent any participant recognizes ordinary income from an award granted under the 2004 Plan.

ERISA Information

The 2004 Plan is not subject to any of the provisions of the Employee Retirement Income Security Act of 1974, as amended.

Accounting Treatment

Symantec will recognize compensation expense in connection with awards granted under the 2004 Plan as required under applicable accounting standards. Symantec currently recognizes compensation expense associated with equity awards over an award's requisite service period and establishes fair value of equity awards in accordance with applicable accounting standards.

New Plan Benefits

Except as described in "— Summary of our 2004 Equity Incentive Plan — Non-Employee Director Equity Awards" above, future awards to directors, executive officers, employees and other eligible participants under the 2004 Plan are discretionary and cannot be determined at this time. Further, since the number of shares subject to the RSUs to be granted to non-employee directors under the 2004 Plan depends on the fair market value of our common stock at future dates, it is not possible to determine the exact number of shares that will be subject to such future RSU awards.

Name	Number of Options Granted	Number of Restricted Shares and Restricted Shares Stock Units Granted
Named Executive Officers:		
Enrique Salem	1,705,000	390,000
James A. Beer	558,000	162,000
Gregory W. Hughes	575,000	126,000
William T. Robbins	329,500	152,000
J. David Thompson	400,000	100,333
All current executive officers as a group (8 persons)	4,441,500	1,173,119
All current non-employee directors as a group (9 persons)	491,042	425,590
All employees, excluding current executive officers	46,044,871	29,837,611

THE BOARD RECOMMENDS A VOTE *"FOR"* APPROVAL OF PROPOSAL NO. 3

PROPOSAL NO. 4

AMENDMENT TO OUR 2008 EMPLOYEE STOCK PURCHASE PLAN

We are asking stockholders to approve an amendment to our 2008 Employee Stock Purchase Plan (the *"ESPP"*) to increase the number of shares reserved for issuance under the ESPP by 20,000,000 shares, from 20,000,000 shares to 40,000,000 shares. The Board approved this amendment in April 2010, subject to stockholder approval at the annual meeting.

The ESPP provides our employees the means to acquire shares of our common stock at a discount to the purchase date fair market value through accumulated payroll deductions. This is a long-standing benefit program, and we believe it is important in helping us retain employees and helping align their interests with those of our stockholders.

Plan History

The ESPP was originally adopted by the Board in April 2008, and it was approved by our stockholders in September 2008. As of July 2, 2010, an aggregate of 4,363,936 shares of common stock have been issued, and 15,636,064 shares remain available for future issuance under the ESPP. Shares under the ESPP are allocated as follows:

- 4,363,936 shares are issued as a result of ESPP purchases (and are therefore not available for future grant);
- 15,636,064 shares are available for future issuance.

As of July 2, 2010, the following named executive officers had purchased under the ESPP the number of the shares listed after his or her name during the fiscal year ending April 2, 2010: Enrique Salem — 1,691 shares; William T. Robbins — 1,590 shares and J. David Thompson — 1,232 shares. During fiscal year 2010, all executive officers as a group purchased an aggregate of 8,675 shares. No associate of any of our executive officers or directors has purchased shares under the ESPP, and no person has purchased 5% or more of the total shares issued under the ESPP from the inception of the ESPP through July 2, 2010.

Summary of our 2008 Employee Stock Purchase Plan

The following is a summary of the principal provisions of the ESPP, as proposed for approval. This summary does not purport to be a complete description of all of the provisions of the ESPP. It is qualified in its entirety by reference to the full text of the ESPP. A copy of the ESPP has been filed with the SEC with this proxy statement, and any stockholder who wishes to obtain a copy of the ESPP may do so by written request to the Secretary at Symantec's headquarters in Mountain View, California.

Statutory Plan and Non-Statutory Plan. The ESPP allows us the ability to establish separate sub-plans to permit the purchase of our common stock either through the "Statutory Plan," which is intended to satisfy the requirements of Section 423 of the Code or through one or more "Non-Statutory Plans" that will not comply with Section 423. The Statutory Plan and the Non-Statutory Plans shall be operated as separate and independent plans, although the total number of shares authorized to be issued under the ESPP applies in the aggregate to both the Statutory Plan and to all Non-Statutory Plans. Other than the share reserve, the Board may adopt special provisions, rules and procedures for a particular Non-Statutory Plan that are different from, and may in certain cases supersede the provisions of the ESPP, without seeking stockholder approval.

Shares Reserved for Issuance. If Proposal No. 4 is approved, the total number of shares reserved for issuance will increase from 20,000,000 to 40,000,000 shares. As of July 2, 2010, 788,938,395 shares of our common stock were issued and outstanding.

Offering Periods. The ESPP operates by offering eligible employees the right to purchase stock through a series of successive or overlapping offering periods (each an *"Offering Period"*). The ESPP operates through a series of successive six-month Offering Periods that begin each February 16 and August 16 (or the first business day after that date), and end, respectively, on the following August 15 and February 15 (or the last business day preceding that date). The ESPP permits us to provide for multiple purchase dates within a single Offering Period.

However, we currently operate the ESPP using a single purchase date for each Offering Period. This single purchase date will occur on the last business day of the Offering Period, at which time all accrued payroll deductions of each participant are used to purchase shares.

Eligibility and Participation. Employees (including officers and employee directors) who are employed for at least 20 hours per week and more than five months in any calendar year and who are employed by us as of the third business day before the beginning of an Offering Period are eligible to participate in that Offering Period, subject to certain limitations imposed by Section 423(b) of the Code, applicable local law for locations outside of the United States and the plan itself. For example, no employee may be granted an option under the ESPP if immediately after the grant such employee would own stock and/or hold outstanding options to purchase stock possessing 5% or more of the total voting power or value of all classes of stock of Symantec or our subsidiaries. As of July 2, 2010, approximately 16,700 employees (including officers and employee directors) are eligible to participate in the ESPP. Each executive officer and each person who previously served as an executive officer during fiscal year 2010 and remains employed by Symantec has an interest in Proposal No. 4.

Eligible employees become participants in the ESPP by submitting an enrollment form authorizing payroll deductions prior to the beginning of an Offering Period (unless payroll deductions are not permitted under local law, in which case such other payment methods as we may approve). Once a participant enrolls in an Offering Period, he or she is automatically enrolled in subsequent Offering Periods unless he or she withdraws from or becomes ineligible to participate in the ESPP. Once an employee has enrolled in the ESPP, amounts are withheld from his or her compensation during each payroll period. An employee may elect to have not less than 2% or more than 10% of his or her compensation during an Offering Period withheld to be used to purchase shares under the ESPP. Eligible compensation is defined in the ESPP as all compensation including base salary, wages, commissions, overtime, shift premiums and bonuses, plus draws against commissions but excluding amounts related to Company equity compensation, except that for purposes of any Non-Statutory Plan, compensation is defined as base salary. A participant may decrease, but not increase, the rate of his or her payroll deductions once during an ongoing Offering Period by completing and filing a new authorization for payroll deductions form.

Grant and Exercise of Option; Purchase Price. On the first trading date of an Offering Period (which is referred to as the grant date or the *"Offering Date"*), each participant is granted an option to purchase up to that number of shares determined by dividing his or her payroll deductions accumulated during the Offering Period as of the last trading day of the Offering Period by the purchase price applicable for that Offering Period. We administer the ESPP to provide that the purchase price per share for each Offering Period is 85% of the fair market value of a share of our common stock on the last trading day of the Offering Period (the *"Purchase Date"*). Fair market value means the closing price of our common stock on the Purchase Date. Notwithstanding the foregoing, the ESPP allows us to change the purchase price that applies to an Offering Period to provide for the greatest discount allowed under Code Section 423 (which means that the purchase price can be 85% of the lower of the fair market value of our stock at the beginning or at the end of the Offering Period). As of July 2, 2010, the fair market value of a share of our common stock was $13.98.

Certain limitations on the number of shares that a participant may purchase apply. For example, the option granted to an employee may not permit him or her to purchase stock under the ESPP at a rate which exceeds $25,000 in fair market value of such stock (determined as of the Offering Date) for each calendar year in which the option is outstanding. In addition, we have set 10,000 shares as the maximum number of shares an employee may purchase on each Purchase Date. The ESPP allows us to increase or decrease this share limit without stockholder approval. We will make a pro rata reduction in the number of shares subject to options outstanding under the ESPP if the total number of shares that would otherwise be purchased on a Purchase Date by all participants exceeds the number of shares remaining available under the plan.

Provided the employee continues participating in the plan through the end of an Offering Period, his or her option to purchase shares is exercised automatically at the end of the Offering Period, and the maximum number of shares that may be purchased with accumulated payroll amounts at the applicable purchase price are issued to the employee.

Rights to purchase stock under the ESPP are generally not transferable by the employee.

Termination of Employment; Withdrawal from the ESPP. Termination of a participant's employment for any reason, including retirement or death or the failure of the participant to remain in the continuous employ of Symantec for at least 20 hours per week and more than five months in any calendar year during the applicable Offering Period cancels his or her option to purchase shares under the ESPP and terminates his or her participation. In such event, accumulated payroll deductions are returned (without interest unless required by applicable law) to the participant.

A participant may withdraw from the ESPP at any time during an Offering Period prior to a date specified for administrative reasons prior to the Purchase Date. Upon withdrawal, the participant's accumulated payroll amounts are returned to him or her, without interest unless required by applicable law.

Adjustment of Shares. Subject to any required action by our stockholders, in the event of a stock dividend, recapitalization, stock split, reverse stock split, subdivision, combination, reclassification or similar change in the capital structure of Symantec without consideration, proportionate adjustment shall be made to the number of shares remaining available for issuance under the ESPP, the purchase price and number of shares subject to then-outstanding options under the ESPP, and the maximum number of shares that may be purchased on any Purchase Date.

Corporate Transactions. In the event of a proposed change of control of Symantec (as set forth in the ESPP), each then-outstanding option under the ESPP will be assumed or an equivalent substitute option substituted by the buyer, unless the Board elects in lieu of that treatment to simply shorten the Offering Period then in progress and allow each outstanding option to be automatically exercised on a specified date preceding the closing of the transaction. If the Board sets an earlier Purchase Date in connection with a change of control transaction, the Offering Period then in progress will terminate on that Purchase Date.

Amendment and Termination of the ESPP. The Board may at any time amend or terminate the ESPP without the approval of the stockholders or employees, except that a termination generally cannot adversely affect options then outstanding (although the ESPP provides for certain exceptions to this rule).

Term. The ESPP expires ten years from the date of stockholder approval in 2008, unless sooner terminated by the Board or unless we obtain stockholder approval of an amendment that extends the plan's term.

U.S. Federal Income Tax Consequences

The following is a brief summary of the general U.S. federal income tax consequences to U.S. taxpayers and Symantec of shares purchased under the Statutory Plan, which is a sub-plan of the ESPP. This summary is not complete and does not discuss the tax consequences of a participant's death or the income tax laws of any state or foreign country in which the participant may reside. Tax consequences for any particular individual may be different.

The Statutory Plan and the options granted under the Statutory Plan are intended to qualify for favorable federal income tax treatment associated with rights granted under an "employee stock purchase plan" that qualifies under provisions of Section 423 of the Code.

Amounts of a participant's compensation withheld for the purchase of shares of our common stock under the Statutory Plan will be subject to regular income and employment tax withholding as if such amounts were actually received by the employee. Other than this, no income will be taxable to a participant until sale or other disposition of the acquired shares. Under current law, no other withholding obligation applies to the events under the Statutory Plan.

Tax treatment upon transfer of the purchased shares depends on how long the participant holds the shares from the Purchase Date to the transfer date. If the stock is disposed of more than two years after the Offering Date, and more than one year after the Purchase Date for the stock being transferred, then the *lesser* of (i) the excess of the fair market value of the stock at the time of such disposition over the purchase price or (ii) the excess of the fair market value of the stock as of the Offering Date over the purchase price (determined as of the Offering Date) will be treated as ordinary income. Any further gain will be taxed as a long-term capital gain. Under current law, long-term capital gains are generally subject to lower tax rates than ordinary income. If the fair market value of the stock on the date of the disposition is less than the purchase price paid for the shares, there will be no ordinary income, and any loss recognized will be a capital loss.

If the stock is sold or disposed of before the expiration of either of the holding periods described above, then the excess of the fair market value of the stock on the Purchase Date for the shares over the purchase price will be treated as ordinary income at the time of the sale or disposition. The balance of any gain will be treated as capital gain. Even if the stock is disposed of for less than its Purchase Date fair market value, the same amount of ordinary income is attributed to the participant, and a capital loss is recognized equal to the difference between the sales price and the fair market value of the stock on such Purchase Date. Any capital gain or loss will be short-term or long-term, depending on how long the stock has been held.

There are no U.S. federal income tax consequences to Symantec by reason of the grant or exercise of options under the ESPP. Symantec is entitled to a deduction to the extent amounts are taxed as ordinary income to a participant.

Symantec may also grant options under Non-Statutory Plans to employees of our designated subsidiaries and affiliates that do not participate in the Statutory Plan. The specific terms of such Non-Statutory Plans are not yet known; accordingly, it is not possible to discuss with certainty the relevant tax consequences of these Non-Statutory Plans. The Non-Statutory Plans will be sub-plans of the ESPP that are generally not intended to qualify under the provisions of Sections 421 and 423 of the Code. Therefore, it is likely that at the time of the exercise of an option under a Non-Statutory Plan, an employee subject to tax under the Internal Revenue Code would recognize ordinary income equal to the excess of the fair market value of the stock on the date of exercise and the purchase price, Symantec would be able to claim a tax deduction equal to this difference, and Symantec would be required to withhold employment taxes and income tax at the time of the purchase.

Accounting Treatment

Symantec recognizes compensation expense in connection with options outstanding under the ESPP in accordance with authoritative guidance on stock compensation. So long as Symantec continues issuing shares under the ESPP with a purchase price at a discount to the fair market value of its stock, Symantec will recognize compensation expense which will be determined by the level of participation in the ESPP.

New Plan Benefits

Because benefits under the ESPP depend on the fair market value of our common stock at various future dates, it is not possible to determine the benefits that will be received by employees if they participate in the ESPP. During fiscal year 2010, three Named Executive Officers participated in the ESPP.

As of July 2, 2010, since the inception of the ESPP, the aggregate number of shares issued to each named executive officer and the various indicated groups under the ESPP are:

Name	Number of Shares Issued Under ESPP
Named Executive Officers:	
Enrique Salem	1,691
James A. Beer	—
Gregory W. Hughes	—
William T. Robbins	1,590
J. David Thompson	1,232
All current executive officers as a group (8 persons)	8,675
All current non-employee directors as a group (9 persons)	—
All employees, excluding current executive officers	4,355,261

THE BOARD RECOMMENDS A VOTE *"FOR"* APPROVAL OF PROPOSAL NO. 4

EQUITY COMPENSATION PLAN INFORMATION

The following table gives information about Symantec's common stock that may be issued upon the exercise of options, warrants and rights under all of Symantec's existing equity compensation plans as of April 2, 2010:

	Equity Compensation Plan Information		
Plan Category	**Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights**	**Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights**	**Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a))**
	(a)	(b)	(c)
Equity compensation plans approved by security holders	62,024,646	$13.39	75,101,075(1)
Equity compensation plans not approved by security holders	485,168(2)(3)	$ 6.87	—
Total	62,509,814	$13.34	75,101,075

(1) Represents 40,119 shares remaining available for future issuance under Symantec's 2000 Director Equity Incentive Plan, 209,599 shares remaining available for future issuance under Symantec's 2002 Executive Officer's Stock Purchase Plan, 15,636,064 shares remaining available for future issuance under Symantec's 2008 Employee Stock Purchase Plan and 59,215,293 shares remaining available for future issuance as stock options, restricted stock units or other awards permitted under Symantec's 2004 Equity Incentive Plan (See Proposals Nos. 3 and 4 for more information regarding our 2004 Equity Incentive Plan and 2008 Employee Purchase Plan, respectively). Note that such numbers do not reflect the shares proposed to be reserved under the amended and restated 2004 Equity Incentive Plan and the 2008 Employee Stock Purchase Plan under Proposal Nos. 3 and 4.

(2) Excludes outstanding options 16,025,447 shares as of April 2, 2010 that were assumed as part of the Veritas acquisition. Also excludes 787,236 outstanding options as of April 2, 2010 that were assumed as part of other acquisitions. The weighted average exercise price of these outstanding options was $23.68 as of April 2, 2010. In connection with these acquisitions, Symantec has only assumed outstanding options and rights, but not the plans themselves, and therefore, no further options or rights may be granted under these acquired-company plans.

(3) Represents 485,168 outstanding options to purchase shares under Symantec's 2001 Non-Qualified Equity Incentive Plan. As noted below, the 2001 Non-Qualified Equity Incentive Plan was terminated in September 2004 in connection with the adoption of the Symantec 2004 Equity Incentive Plan.

Material Features of Equity Compensation Plans Not Approved by Stockholders

2001 Non-Qualified Equity Incentive Plan

The 2001 Non-Qualified Equity Incentive Plan was terminated in September 2004 in connection with the adoption of the Symantec 2004 Equity Incentive Plan. As of April 2, 2010, options to purchase 485,168 shares were outstanding under the 2001 Non-Qualified Equity Incentive Plan.

Terms of Options. Symantec's Compensation Committee determined many of the terms and conditions of each option granted under the plan, including the number of shares for which the option was granted, the exercise price of the option and the periods during which the option may be exercised. Each option is evidenced by a stock option agreement in such form as the Compensation Committee approved and is subject to the following conditions (as described in further detail in the plan):

- *Vesting and Exercisability:* Options and restricted shares become vested and exercisable, as applicable, within such periods, or upon such events, as determined by the Compensation Committee in its discretion and as set forth in the related stock option or restricted stock agreement. To date, as a matter of practice, options under the plan have generally been subject to a four-year vesting period. Options terminate ten years or less from the date of grant.

- *Exercise Price:* The exercise price of each option granted was not less than 100% of the fair market value of the shares of common stock on the date of the grant.
- *Tax Status:* All options granted under the plan are non-qualified stock options.
- *Method of Exercise:* The option exercise price is typically payable in cash or by check, but may also be payable, at the discretion of the Compensation Committee, in other forms of consideration.
- *Termination of Employment:* Options cease vesting on the date of termination of service or death of the participant. Options granted under the plan generally expire three months after the termination of the optionee's service to Symantec or a parent or subsidiary of Symantec, except in the case of death or disability, in which case the options generally may be exercised up to 12 months following the date of death or termination of service. However, if the optionee is terminated for cause, the optionee's options expire upon termination of employment.

Corporate Transactions. In the event of a change of control of Symantec (as defined in the plan), the buyer may either assume the outstanding awards or substitute equivalent awards. In the event the buyer fails to assume or substitute awards issued under the plan, all awards will expire upon the closing of the transaction.

Term and Amendment of the Plan. The plan was terminated in September 2004, except that outstanding options granted thereunder will remain in place for the term of such options.

OUR EXECUTIVE OFFICERS

The names of our executive officers, their ages as of July 2, 2010, and their positions are shown below.

Name	Age	Position
Enrique Salem	44	President and Chief Executive Officer
James A. Beer	49	Executive Vice President and Chief Financial Officer
Phillip A. Bullock	45	Senior Vice President and Chief Accounting Officer
Janice Chaffin	55	Group President, Consumer Business Unit
Rebecca Ranninger	51	Executive Vice President and Chief Human Resources Officer
William T. Robbins	42	Executive Vice President, Worldwide Sales
Scott C. Taylor	46	Executive Vice President, General Counsel and Secretary
J. David Thompson	43	Group President, Information Technology and Services Group

The Board chooses executive officers, who then serve at the Board's discretion. There is no family relationship between any of the directors or executive officers and any other director or executive officer of Symantec.

For information regarding Mr. Salem, please refer to Proposal No. 1, "Election of Directors," above.

Mr. Beer has served as our Executive Vice President and Chief Financial Officer since February 28, 2006. Prior to joining us, Mr. Beer was Senior Vice President and Chief Financial Officer of AMR Corporation and American Airlines, Inc., AMR's principal subsidiary, from January 2004 to February 2006. From September 1991 to January 2004, Mr. Beer held other various management positions in finance and operations at American Airlines including leading the airline's European and Asia Pacific businesses. Mr. Beer holds a bachelor of science in aeronautical engineering from Imperial College, London University and a master of business administration degree from Harvard Business School.

Mr. Bullock has served as our Senior Vice President and Chief Accounting Officer since October 2009. Mr. Bullock joined Symantec as Vice President of Tax and Trade Compliance in March 2006 and assumed responsibility for the Company's corporate risk assurance function in March 2007. Prior to joining Symantec, Mr. Bullock had been employed by Ernst & Young LLP since 1988 and was a partner in Ernst & Young's tax practice from September 2000 through February 2006. Mr. Bullock holds a bachelor of science degree in business administration, accounting information systems, from Virginia Polytechnic Institute and State University and a master's in professional accounting degree from the University of Texas at Austin.

Ms. Chaffin has served as our Group President, Consumer Business Unit since April 2007. From May 2006 to April 2007, Ms. Chaffin served as our Executive Vice President and Chief Marketing Officer. Ms. Chaffin joined Symantec in May 2003 as Senior Vice President and Chief Marketing Officer. Prior to Symantec, Ms. Chaffin spent 21 years at Hewlett-Packard Company, a global provider of products, technologies, solutions and services, where she held a variety of marketing and business management positions and most recently served as Vice President of Enterprise Marketing and Solutions. She graduated summa cum laude from the University of California, San Diego with a bachelor's degree and earned a master's degree in business administration from the University of California, Los Angeles, where she was a Henry Ford Scholar.

Ms. Ranninger has served as our Executive Vice President and Chief Human Resources Officer since May 2006, Senior Vice President, Human Resources from January 2000 to May 2006 and Vice President, Human Resources from September 1997 to January 2000. Prior to 1997, Ms. Ranninger served for over six years in the Legal Department. Prior to joining us in 1991, Ms. Ranninger was a business litigator with the law firm of Heller Ehrman White & McAuliffe. She also currently serves as President of Symantec Foundation. Ms. Ranninger graduated magna cum laude from Harvard University with a bachelor's degree, earned a bachelor's degree in jurisprudence from Oxford University and a Juris Doctorate from Stanford University.

Mr. Robbins has served as our Executive Vice President of Worldwide Sales since January 2009. From July 2007 to January 2009, Mr. Robbins served as Senior Vice President of Sales for the Americas geography. From April 2006 to July 2007, he served as Senior Vice President of the Asia Pacific and Japan geography. Mr. Robbins joined Symantec through the Company's acquisition of Veritas in July 2005 and served as our Vice President of Eastern United States and National Telecommunications Sales until April 2006. At Veritas, he served as Vice President of Eastern United States and National Telecommunications Sales from April 2005 to July 2005, Vice President, Northern Europe Sales from January 2005 to April 2005 and from April 2002 to December 2004, he served as Vice President, Worldwide Sales Operations. Mr. Robbins holds bachelor's degrees in business administration and economics, both with top honors from Southern Methodist University in Dallas. He is also a Certified Management Accountant.

Mr. Taylor has served as our Executive Vice President, General Counsel and Secretary since August 2008. From February 2007 to August 2008, Mr. Taylor served as our Vice President, Legal. Prior to joining Symantec, Mr. Taylor held various legal and administrative positions at Phoenix Technologies Ltd., a provider of core systems software, from January 2002 to February 2007, including most recently as Chief Administrative Officer, Senior Vice President and General Counsel. From May 2000 to September 2001, he was Vice President and General Counsel at Narus, Inc., a venture-backed private company that designs IP network management software. Mr. Taylor is a member of the board of directors of VirnetX. He holds a Juris Doctorate from George Washington University, and a bachelor's degree from Stanford University.

Mr. Thompson has served as our Group President, Information Technology and Services Group since January 2008. From February 2006 to January 2008, Mr. Thompson served as Executive Vice President, Chief Information Officer. Prior to joining Symantec, Mr. Thompson was Senior Vice President and Chief Information Officer for Oracle Corporation, a global enterprise software company from January 2005 to January 2006. From August 1995 to January 2005, he was Vice President of Services and Chief Information Officer at PeopleSoft, Inc., an enterprise application software products developer, which was later acquired by Oracle.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information, as of July 2, 2010, with respect to the beneficial ownership of Symantec common stock by (i) each stockholder known by Symantec to be the beneficial owner of more than 5% of Symantec common stock, (ii) each member of the Board, (iii) the named executive officers of Symantec included in the Summary Compensation Table appearing on page 51 of this proxy statement and (iv) all current executive officers and directors of Symantec as a group.

Beneficial ownership is determined under the rules of the SEC and generally includes voting or investment power with respect to securities. Unless otherwise indicated below, the persons and entities named in the table have sole voting and sole investment power with respect to all shares beneficially owned, subject to community property laws where applicable. Percentage ownership is based on 788,938,395 shares of Symantec common stock outstanding as of July 2, 2010 (excluding shares held in treasury). Shares of common stock subject to stock options and restricted stock units vesting on or before August 31, 2010 (within 60 days of July 2, 2010) are deemed to be outstanding and beneficially owned for purposes of computing the percentage ownership of such person but are not treated as outstanding for purposes of computing the percentage ownership of others.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
5% Beneficial Owner		
AXA(1)	53,888,290	6.8%
BlackRock, Inc.(2)	44,500,769	5.6%
Directors and Executive Officers		
John W. Thompson(3)	5,294,910	*
Gregory W. Hughes†(4)	1,309,108	*
Enrique Salem(5)	1,168,105	*
James A. Beer(6)	595,714	*
J. David Thompson(7)	484,579	*
William T. Robbins(8)	403,961	*
Robert S. Miller(9)	270,555	*
Michael A. Brown(10)	239,434	*
V. Paul Unruh(11)	213,143	*
David L. Mahoney(12)	182,803	*
Daniel H. Schulman(13)	127,950	*
William T. Coleman(14)	123,371	*
Frank E. Dangeard	41,112	*
Geraldine B. Laybourne	42,740	*
Stephen M. Bennett	17,907	*
All current Symantec executive officers and directors as a group (18 persons)(15)	10,693,756	1.3%

* Less than 1%.

† Indicates former executive officer.

(1) Based solely on a Schedule 13G filing made by AXA Assurances IARD Mutuelle and AXA Assurances Vie Mutuelle (collectively, the "Mutuelles AXA"), AXA and AXA Financial, Inc. on February 12, 2010. Mutuelles AXA controls AXA, which is the parent holding company of AXA Financial, the parent holding company of AllianceBernstein LP, an investment advisor. A majority of the shares reported on the Schedule 13G are held by unaffiliated third-party accounts managed by AllianceBernstein. The address of AXA Financial is 1290 Avenue of the Americas, New York, NY 10104

(2) Based solely on a Schedule 13G filing made by BlackRock, Inc. on January 29, 2010, reporting sole voting and dispositive power over the shares. This stockholder's address is 40 East 52nd Street, New York, NY 10022.

(3) Includes 3,951,880 shares subject to options that will be exercisable as of August 31, 2010.

(4) Mr. Hughes resigned from the Company effective June 30, 2010. Includes 1,257,335 shares subject to options that will be exercisable as of August 31, 2010.

(5) Includes 909,211 shares subject to options that will be exercisable as of August 31, 2010.

(6) Includes 511,875 shares subject to options that will be exercisable as of August 31, 2010.

(7) Includes 456,875 shares subject to options that will be exercisable as of August 31, 2010.

(8) Includes 363,619 shares subject to options that will be exercisable as of August 31, 2010.

(9) Includes 148,000 shares subject to options that will be exercisable as of August 31, 2010.

(10) Includes 175,630 shares subject to options that will be exercisable as of August 31, 2010.

(11) Includes 180,630 shares subject to options that will be exercisable as of August 31, 2010.

(12) Includes 106,000 shares subject to options that will be exercisable as of August 31, 2010.

(13) Includes 61,000 shares subject to options that will be exercisable as of August 31, 2010.

(14) Includes 100,000 shares subject to options that will be exercisable as of August 31, 2010.

(15) Includes 8,288,636 shares subject to options that will be exercisable as of August 31, 2010.

Symantec has adopted a policy that executive officers and members of the Board hold an equity stake in the Company. The policy requires each executive officer to hold a minimum number of shares of Symantec common stock. Newly appointed executive officers are not required to immediately establish their position, but are expected to make regular progress to achieve it. The Nominating and Governance Committee reviews the minimum number of shares held by the executive officers and directors from time to time. The purpose of the policy is to more directly align the interests of our executive officers and directors with our stockholders. See "Stock Ownership Requirements" under Compensation Discussion & Analysis for a description of the stock ownership requirements applicable to our executive officers.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16 of the Exchange Act requires Symantec's directors, executive officers and any persons who own more than 10% of Symantec's common stock, to file initial reports of ownership and reports of changes in ownership with the SEC. Such persons are required by SEC regulation to furnish Symantec with copies of all Section 16(a) forms that they file.

Based solely on its review of the copies of such forms furnished to Symantec and written representations from the directors and executive officers, Symantec believes that all Section 16(a) filing requirements were met in fiscal year 2010.

EXECUTIVE COMPENSATION AND RELATED INFORMATION

COMPENSATION DISCUSSION & ANALYSIS (CD&A)

INTRODUCTION

This compensation discussion and analysis describes the material elements of Symantec's executive compensation program for fiscal 2010. The purpose of this program is to continue to attract, appropriately motivate and retain highly-qualified executives who are committed to Symantec's success both in the near future and over a long term. This CD&A describes how the Compensation Committee approached and determined our executive compensation program for fiscal 2010 with respect to our named executive officers ("NEOs"). For fiscal 2010, our named executive officers were:

- Enrique Salem, President and Chief Executive Officer
- James A. Beer, Executive Vice President and Chief Financial Officer
- Gregory W. Hughes, Former Group President, Enterprise Products
- William T. Robbins, Executive Vice President, Worldwide Sales
- J. David Thompson, Group President, IT and Services Group

Our Compensation Philosophy

Our executive compensation programs are designed to drive our success as a market leader in the information technology industry. In structuring and overseeing these programs, we focus on the achievement of corporate and business unit objectives, attracting and retaining highly-qualified executive management, and maximizing long-term stockholder value.

A number of principles and circumstances inform our executive compensation decisions. An important principle driving our compensation programs is our belief that it benefits all of our constituencies for management's compensation to be tied to our current and long-term performance. As a result, at-risk pay comprises a significant portion of our executive compensation, in particular for individuals holding more senior and influential positions at Symantec.

We look to relevant market and industry practices to structure compensation packages that are competitive in the markets in which we compete for executive talent. While we strive for a basic level of internal pay equity among our management team members, we also believe that it is important to reward outstanding individual performance, team success, and company-wide results.

We are also sensitive to our need to balance the interests of our executives with those of our stockholders, especially when our compensation decisions might increase our cost structure or contribute to stockholder dilution. We focus on appropriately balancing and aligning the interests of all of our constituencies — our stockholders, our executive officers, the remainder of our employee base, our business partners and our community.

Summary of Compensation Matters During Fiscal 2010

Notwithstanding the challenging macroeconomic environment, Symantec achieved some meaningful successes in fiscal 2010. As detailed below, three core financial metrics are used to measure company performance under our executive compensation programs: revenue, earnings per share and cash flow from operations. In addition, other than for our CEO, business unit performance metrics were a factor in the target bonus awards of our named executive officers under our Executive Annual Incentive Plan. Although Symantec's revenue and earnings per share declined slightly year over year, the Company's business continued to deliver strong cash flow from operations. Our named executive officers were compensated consistent with our pay-for-performance compensation philosophy and in keeping with the terms of our compensation arrangements. The following compensation for fiscal 2010 is discussed in greater detail in this CD&A:

- For fiscal 2010, salaries of the named executive officers did not increase, except in connection with promotions, for the third consecutive year due to a number of factors, including the challenging macro-economic environment, our review of relevant market data and our reduction in cost structure;
- For fiscal 2010, each of our named executive officers received well less than his target payout (in the range of 46% below a full payout to 85% below a full payout) under the metrics used under our Fiscal Year 2010 Executive Annual Incentive Plans based on Symantec's performance and (except in the case of our CEO) the performance of each named executive officer's respective business unit;
- For fiscal 2010, our operating cash flow target was $1,567 million and we achieved 108% of our target, resulting in a payout of 140% of target bonus amounts under our Long Term Incentive Plan for our named executive officers who remain our employees as of the end of fiscal 2012; and
- For fiscal 2010, the named executive officers other than the CEO received approximately 55% of the value of their equity compensation in the form of restricted stock units and 45% in stock options, while the CEO received approximately 55% of his equity compensation in fiscal 2010 in the form of stock options and 45% in the form of restricted stock units.

Roles of Our Compensation Committee, Executive Officers and Consultants in our Compensation Process

The Compensation Committee, which is comprised entirely of independent directors, is responsible for overseeing all of Symantec's compensation programs, including the compensation payable to our named executive officers. For more details about the Compensation Committee's functions and additional information about Compensation Committee members, see the "Corporate Governance Standards and Director Independence" section (beginning on page 6) and the "Board Committees and Their Functions" section (beginning on page 10).

The independent directors of the Board evaluate the CEO's performance and the Compensation Committee then reviews and recommends to the independent members of the Board all compensation arrangements for the CEO. After discussion, the independent members of the Board determine the CEO's compensation. The Compensation Committee also discusses the performance of the other named executive officers with the CEO, reviews the compensation recommendations that the CEO submits for the other named executive officers, makes any appropriate adjustments, and approves their compensation.

Since fiscal 2004, the Compensation Committee has engaged Mercer, an outside consulting firm, to provide advice and ongoing recommendations on executive compensation matters. The Compensation Committee oversees Mercer's engagement. Mercer representatives meet informally with the Compensation Committee Chair and the Chief Human Resources Officer and regularly with the Compensation Committee during its regular meetings, including in executive sessions from time to time without any members of management present.

As part of its engagement in fiscal 2010, Mercer provided, among other services, advice and recommendations on the amount or form of executive and director compensation. For example, Mercer evaluated and advised the Compensation Committee on the peer group that the Compensation Committee uses to develop a market composite for purposes of establishing named executive officer pay levels (as described below), the competitiveness of our director and executive compensation programs, the proposed performance goals and ranges for incentive plans, compensation-related trends and developments in our industry and the broader talent market and regulatory developments relating to compensation practices.

We paid Mercer approximately $220,000 for executive compensation services in fiscal 2010. In addition, with the Compensation Committee's approval, management engaged and Symantec paid Mercer and its affiliates for other services, including approximately $700,000 for benefits consulting and $195,000 for other non-executive compensation services. We also reimbursed Mercer and its affiliates for reasonable travel and business expenses.

The Compensation Committee establishes our compensation philosophy and approves our compensation programs and solicits input and advice from several of our executive officers and Mercer. As mentioned above, our CEO provides the Board and Compensation Committee with feedback on the performance of our executive officers and makes compensation recommendations which go to the Compensation Committee for their approval. Our CEO, CFO, Chief Human Resources Officer and General Counsel regularly attend the Compensation Committee's meetings to provide: their perspectives on competition in the industry, the needs of the business, information regarding Symantec's performance, and other advice specific to their areas of expertise. In addition, at the Compensation Committee's direction, Mercer works with our Chief Human Resources Officer and other members of management to obtain information necessary for Mercer to make their own recommendations as to various matters as well as to evaluate management's recommendations.

FACTORS WE CONSIDER IN DETERMINING OUR COMPENSATION PROGRAMS

We apply a number of compensation policies and analytic tools in implementing our compensation principles. These policies and tools guide the Compensation Committee in determining the mix and value of the compensation components for our named executive officers. They include:

A Total Rewards Approach: Elements of the total rewards offered to our executive officers include base salary, short- and long-term incentives including equity awards, health benefits, a deferred compensation program and a consistent focus on individual professional growth and opportunities for new challenges.

Focus on Pay-for-Performance: Our executive compensation program is designed to reward executives for results. As described below, the pay mix for named executive officers emphasizes variable pay in the form of short- and long-term cash and equity awards. Short-term results are measured by annual financial performance, specifically revenue, earnings per share and, for all named executive officers other than our CEO, business unit performance. Long-term results are measured by (a) share price appreciation, and (b) achievement of operating cash flow targets.

Appropriate Market Positioning: Our current policy is to target the base salary and annual short-term cash incentive structure for named executive officers at the 65th percentile of the relevant market composite, as described below, with target long-term incentive opportunities and benefits for named executive officers at the 50th percentile of the relevant market composite. Base salary and short-term cash incentives are positioned at this level in order to attract and retain high caliber talent in the highly competitive technology market. The target long-term incentive strategy allows us to be competitive in the market for top talent, while providing alignment with stockholders and keeping the burn rate and dilution associated with our equity compensation programs within a range we deem appropriate. As described below, the pay mix for executives emphasizes long-term performance through a majority of pay opportunity coming in the form of long-term award vehicles. By using these targets, we believe that upside opportunity in the short- and long-term incentive plans is available in the event of outstanding financial performance. The Compensation Committee may set the actual components for an individual named executive officer above or below the positioning benchmark based on factors such as experience, performance achieved, specific skills or competencies, the desired pay mix (e.g., emphasizing short- or long-term results), and our budget.

Competitive Market Assessments: Market competitiveness is one factor that the Compensation Committee considers each year in determining a named executive officer's overall compensation package, including pay mix. The Compensation Committee relies on various data sources to evaluate the market competitiveness of each pay element, including publicly-disclosed data from a peer group of companies (see discussion below) and published survey data from a broader set of information technology companies that are similar in size to Symantec and that the Compensation Committee and its advisors, including Mercer, believe represent Symantec's competition in the broader talent market. The peer group's proxy statements provide detailed pay data for the top five positions. Survey data provides compensation information from a broader group of information technology companies, with positions matched based on specific job scope and responsibilities. The Compensation Committee considers data from these sources in developing a market composite that it uses as a framework for making compensation decisions for each named executive officer's position.

Symantec is a prominent participant in the information technology industry. This industry is characterized by rapid rates of change, intense competition from small and large companies, and significant cross-over in leadership talent needs. As such, we compete for executive talent with leading software and services companies as well as in the broad information technology industry. Further, because we believe that stockholders measure our performance against a wide array of technology peers, the Compensation Committee uses a peer group that consists of a broader group of high technology companies in different market segments that are of a comparable size to us. The

Compensation Committee uses the peer group, as well as other relevant market data, to develop a market composite for purposes of establishing named executive officer pay levels (as described above). In addition, the peer group performance is used as input for setting performance targets for our annual incentive plan.

The peer group is generally reviewed on an annual basis, and may be adjusted from time to time based on a comparison of market capitalization, industry and peer group performance. For fiscal 2010, the Compensation Committee, with Mercer's advice, included the following companies in its peer group analysis: Adobe Systems, Analog Devices, Apple, Computer Associates, Cisco Systems, Electronic Arts, EMC, Harris Interactive, Juniper Networks, Lexmark International, Network Appliance, Oracle, Qualcomm, Seagate Technology, and Yahoo!.

Appropriate Pay Mix: In determining the mix of the various reward elements and the value of each component, the Compensation Committee takes into account the executive's role, the competitiveness of the market for executive talent, individual and Company performance, business unit performance, internal pay equity and historical compensation. Details of the various programs and how they support the overall business strategy are outlined in "Compensation Components." In making its determinations with regard to compensation, the Compensation Committee reviews the various compensation elements for the CEO and the other named executive officers (including base salary, target annual bonus, target and accrued award payments under the Long Term Incentive Plans, and the value of vested and unvested equity awards). For example, our long-term incentive compensation strategy is to divide the target long-term incentive compensation value for our named executive officers equally among restricted stock units, stock options, and cash long-term incentive awards. We believe this diversified allocation appropriately aligns the interests of these executive officers with those of our stockholders while maintaining balance in the design of compensation paid to our executive officers.

The percentage of an executive officer's compensation opportunity that is at-risk or variable instead of fixed is based primarily on the officer's level of influence at Symantec. Executive officers generally have a greater portion of their pay at risk through short- and long-term incentive programs than the rest of our employee population because of their relatively greater responsibility and ability to influence the Company's performance. This is achieved by having higher target short-term incentive opportunities and higher equity grant levels relative to base salary than employees who are not senior executives. A materially higher proportion of the CEO's compensation opportunity is at-risk relative to the other named executive officers because the nature of his role and ability to influence the Company's performance.

The Compensation Committee, in consultation with Mercer, has conducted a risk analysis on Symantec's compensation policies and practices, and does not believe that our compensation programs encourage excessive or inappropriate risk taking by our executives or are reasonably likely to have a material adverse effect on the Company. The Compensation Committee's compensation-related risk management role is discussed in the Corporate Governance section under Board's Role in Risk Oversight on page 8 and Board Committees and Their Functions on page 10.

Form and Mix of Long-Term Equity Incentive Compensation: We currently use two forms of equity for long-term equity incentive compensation: stock options and restricted stock units. (See "Equity Incentive Awards" below for more information regarding the specific features of each form). Starting in fiscal 2007, we increased the proportion of restricted stock units granted to senior executives relative to options. For fiscal 2010, the named executive officers, other than the CEO, received approximately 55% of the value of their equity compensation in the form of restricted stock units and 45% in the form of stock options, while the CEO received approximately 55% of his equity compensation in fiscal 2010 in the form of stock options. These percentages (and other percentage-based equity awards value discussed below) are based on the grant date fair value of the shares of common stock underlying the restricted stock units and the grant date fair value of the options using the Black-Scholes option pricing method. The awards made to our named executive officers other than the CEO are determined by the Compensation Committee after reviewing recommendations made by the CEO. In determining its recommendations to the independent directors of the Board, in the case of CEO compensation, and in making compensation decisions with respect to other named executive officers, the Compensation Committee may consider factors such as the individual's tenure at the Company, industry experience, current pay mix, long-term equity and cash awards previously granted to the individual, retention considerations, business unit performance, individual performance, and other factors.

COMPENSATION COMPONENTS

Compensation for our named executive officers includes the following components:

Base Salary

The annual base salary for our named executive officers is our primary form of fixed (not at-risk) compensation. The Compensation Committee reviews the named executive officers' salaries annually as part of its overall competitive market assessment and may make adjustments based on positioning relative to market, individual role and contribution levels, and our overall salary budget. The Compensation Committee reviews the CEO's salary in executive session (*i.e.*, without any executives present), and changes are considered in light of market pay assessments and the Compensation Committee's annual CEO performance evaluation. In setting the base salaries for the other named executive officers, the Compensation Committee also considers the recommendations of the CEO based upon his annual review of their performance.

For fiscal 2010, the Compensation Committee did not increase the salaries of the named executive officers, except in connection with promotions, for the third consecutive year due to a number of factors, including the challenging economic environment, our reduction in cost structure and Symantec's performance in fiscal 2010. Specific information regarding fiscal 2010 salary amounts is contained in the Summary Compensation Table beginning on page 51.

Executive Annual Incentive Plans

The Executive Annual Incentive Plans for our executive officers are adopted pursuant to the Senior Executive Incentive Plan ("SEIP") most recently approved by our stockholders in 2008. The Executive Annual Incentive Plans adopted under the SEIP are annual cash incentive plans that reward named executive officers (and other participants) for generating strong financial results for our Company in the short term. To support collaboration within the senior leadership group, all named executive officers earn incentive compensation based on performance against pre-determined corporate goals described below. The Compensation Committee may choose to measure the named executive officers' achievement against specific business unit or individual performance targets as well.

Executive Annual Incentive Plan Target Opportunities: Under the Executive Annual Incentive Plans for a given fiscal year, each named executive officer has a target award opportunity, expressed as a percentage of base salary, with the ability to earn above or below that target based on actual performance. The Compensation Committee uses peer group and survey data as input in determining the target bonus levels for our Executive Annual Incentive Plans. In addition, the award opportunities for fiscal 2010 were determined based on a market composite, the desired mix between cash and equity-based incentive pay, internal pay equity goals, and the role of the named executive officer. For fiscal 2010, the target opportunity for Enrique Salem, who served as our President and Chief Executive Officer in fiscal 2010 was 125% of his base salary; and the target opportunity was 80% of base salary for our other named executive officers. Each named executive officer must achieve threshold performance for each metric established in the named executive officer's executive annual incentive plan in order to receive any payment for such metric. To motivate our named executive officers to drive for superior performance, the non-GAAP revenue and EPS (defined below) portions of the award opportunity were otherwise uncapped in amount, in that over-achievement of performance goals can result in payments in excess of target, although the Executive Annual Incentive Plan has an overall cap of $5 million that any single named executive officer may be paid for a single fiscal year.

Executive Annual Incentive Plan Performance Measures and Target Setting: Executive Annual Incentive Plan performance targets are established on or about the beginning of each plan year. Our management develops proposed goals with reference to a variety of factors, including our historical performance, internal budgets, market and peer performance, and external expectations for our performance. The Compensation Committee reviews, adjusts as necessary, and approves the goals, the range of performance, and the weighting of the goals. Following the end of each fiscal year, the Compensation Committee reviews our actual performance against the performance measures established in the fiscal year's Executive Annual Incentive Plans (after making any appropriate adjustments to such measures for the effects of corporate events that were not anticipated in establishing the performance measures), determines the extent of achievement and approves annual cash incentives, if warranted. In determining the achievement of performance goals for fiscal 2010, the Compensation Committee made adjustments for several acquisitions made during the year. The determination of awards for named executive officer incentives is formulaic, although the Compensation Committee has the discretion to adjust awards as appropriate. The Compensation Committee did not exercise such discretion for fiscal 2010.

The performance measures in the Fiscal Year 2010 Executive Annual Incentive Plans for the named executive officers included as reported non-GAAP earnings per share ("EPS") and non-GAAP revenue achievement. For our CEO, these two performance measures were weighted equally. For all named executive officers other than the CEO, the Fiscal Year 2010 Executive Annual Incentive Plans also included business unit performance against budget as a performance metric. For Messrs. Beer, Hughes, Robbins and Thompson, their respective group performance against budget metric had a 30% weighting, with the revenue metric weighted at 50% and EPS metrics weighted at 20%.

We used the above performance metrics because:

- Over time, EPS and revenue measures have strongly correlated with stockholder value creation for Symantec;
- Improvement in EPS and revenue measures aligns with our overall growth strategy;
- The EPS and revenue measures are transparent to investors and are included in our quarterly earnings releases;
- The EPS and revenue measures balance growth and profitability; and
- The business unit performance metrics drive behavior in a manner that aligns enterprise and business unit results.

For the non-GAAP revenue and non-GAAP EPS metrics for fiscal 2010, the Compensation Committee established a threshold and target performance level that represented 70% and 100% of target funding levels, respectively. Target performance objectives are established based on a range of inputs, including external market economic conditions, growth outlooks for our product portfolio, the competitive environment, our internal budgets, and market expectations. If results for a goal are below threshold, the funding level for that goal is 0%, and participants will be paid no incentive compensation for that goal. At threshold, the goal is funded at the 70% level. At target, the goal is funded at the 100% level. Below target, the payout for revenue achievement decreases by 5% of the target opportunity for each additional 1% below target revenue achievement levels (assuming the threshold is met). Above target, the payout for revenue achievement increases by 10% of the target opportunity for each additional 1% above target achievement levels up to 10% over target, and then beyond that increases by 15% for each additional 1% above 110% achievement. Below target, the payout for EPS achievement decreases by 5% of the target opportunity for each additional 1% below target EPS achievement levels (assuming the threshold is met). Results above target EPS provide an additional 5% payout for each additional 1% above target EPS achievement levels.

Fiscal Year 2010 Results

For fiscal 2010, our non-GAAP revenue target was $6,238 million and our non-GAAP EPS target was $1.50 per share. The Company performed at 91.9% of the revenue goal, resulting in no payout for that portion of the plan based on the plan target amount, and performed at 95.7% of the non-GAAP EPS goal, resulting in a payout for that portion of the plan at 75% of the plan target amount. For purposes of calculating achievements under these goals, foreign exchange movements were held constant at plan rates, pursuant to the terms of the plans. These levels of achievement compare to our reported decreases in non-GAAP revenue and non-GAAP EPS of approximately 3% and 4%, respectively, from fiscal 2009 to fiscal 2010. The Company does not intend to disclose the specific targets for the business unit performance against budget, as its segment-level business plan is highly confidential and not reported publicly. Disclosing specific business unit-level spending objectives would provide competitors and third parties with insights into the Company's internal planning processes which might allow our competitors to predict certain business strategies and cause us competitive harm. The amounts paid out with respect to the business unit metrics applicable to Messrs. Beer, Hughes, Robbins and Thompson, as a percentage of the target payout amounts relating to business unit performance were 130%, 0%, 100% and 75%, respectively. The Compensation Committee believed when it established these business unit performance metrics under the Fiscal Year 2010 Annual Incentive Plans that while actual results were uncertain it was reasonably likely that the Company would achieve at or close to the target goals. As noted above, performance objectives are established based on a range of inputs, including external market economic conditions, growth outlooks for our product portfolio, the competitive environment, our internal budgets, and market expectations.

For Messrs. Salem, Beer, Hughes, Robbins and Thompson, the metric achievements for fiscal 2010 described above resulted in a payout of 37.5%, 54%, 15%, 45% and 37.5% of the officer's respective target bonus amount, respectively (in each case, amounts paid are reflected in the Summary Compensation Table beginning on page 51).

Long Term Incentive Plans (LTIP)

In May 2009, the Compensation Committee approved our LTIP for fiscal 2010. Under the terms of the FY10 LTIP, named executive officers are eligible to receive performance-based compensation based upon the level of attainment of target operating cash flow through the Company's fiscal year ending April 2, 2010. The Compensation Committee implemented the FY10 LTIP in order to provide an ongoing retention and performance incentive by balancing option and restricted stock unit vesting periods (four and three years respectively) with a component that will enhance the alignment to long-term financial performance. The FY10 LTIP was adopted pursuant to the SEIP most recently approved by our stockholders in 2008.

As we currently operate the SEIP, the long-term incentive metric is measured at the end of the one-year performance period (i.e., the end of fiscal 2010) and, subject to the meeting of the performance target(s) and satisfaction of continuing service requirements, will be paid following the last day of the second fiscal year following the end of the performance period (i.e., the end of fiscal 2012). We believe the combination of these performance goals and this time-based vesting period provide appropriate performance incentives and promote the long-term retention of our executive officers. By basing the FY10 LTIP payout on operating cash flow, the plan focuses on a specific, measurable corporate goal that is aligned with generating stockholder value, and provides performance-based compensation based upon the actual achievement of the goal. We believe that the exclusive metric of operating cash flow, as opposed to revenue or EPS, appropriately focuses our executives on tangible growth and cost reduction opportunities. Operating cash flow is also a direct measure of business success and balances the annual plan measures that are not subject to some of the timing issues associated with the accounting rules relating to revenues and EPS, which can lead to fluctuations in results that are not necessarily directly tied to our business success. For our named executive officers, the target FY10 LTIP awards were: Enrique Salem, $2,000,000; James Beer, $330,000; Gregory Hughes, $330,000; William Robbins, $330,000; and David Thompson, $330,000. A participant is eligible for 25% of the target FY10 LTIP award if at least 85% of budgeted operating cash flow target is achieved with respect to the performance period and for up to 200% of the target FY10 LTIP award if at least 120% of budgeted operating cash flow is attained with respect to the performance period. A participant must be an employee of the Company on the payment date to receive the payment, creating a strong incentive for our executive officers to serve through the payment date for these awards. Subject to certain limited exceptions, a participant who terminates his or her employment with the Company before the payment date will not be eligible to receive the payment or any prorated portion thereof.

For fiscal 2010, our operating cash flow target was $1,567 million and we achieved 108% of our target, resulting in a payout of 140% of target bonus amounts under our FY10 LTIP for our named executive officers who remain our employees as of the end of fiscal 2012. Accordingly, Messrs. Salem, Beer, Robbins and Thompson will each receive payouts of $2,800,000, $462,000, $462,000 and $462,000, respectively, if they remain employed by us on such date. This level of achievement against target compares to our reported increase in cash flow from operations of approximately 1% from fiscal 2009 to fiscal 2010.

Equity Incentive Awards

The primary purpose of our equity incentive awards is to align the interests of our named executive officers with those of our stockholders by rewarding the named executive officers for creating stockholder value over the long-term. By compensating our executives with the Company's equity, our executives hold a stake in the Company's financial future. The gains realized in the long term depend on our executives' ability to drive the financial performance of the Company. Equity incentive awards are also a useful vehicle for attracting and retaining executive talent in our competitive talent market.

Our 2004 Equity Incentive Plan provides for the award of stock options, stock appreciation rights, restricted stock, and restricted stock units. We granted named executive officers stock options and restricted stock units in fiscal 2010 (as described in more detail below, including under the Summary Compensation Table and Grant of Plan-Based Awards table on pages 51 and 53, respectively). We also offer all employees the opportunity to participate in the 2008 Employee Stock Purchase Plan, which allows for the purchase of our stock at a discount to the fair market value through payroll deductions. This plan is designed to comply with Section 423 of the Code. During fiscal 2010, three named executive officers participated in the 2008 Employee Stock Purchase Plan.

We seek to provide equity incentive awards that are competitive with companies in our peer group and the other information technology companies that the Compensation Committee includes in its market composite. As such, we establish target equity incentive award grant guideline levels for the named executive officers based on market pay assessments. When making annual equity awards to named executive officers, we consider corporate results during the past year, the role, responsibility and performance of the individual named executive officer, the competitive market assessment described above, prior equity awards, and the level of vested and unvested equity awards then held by each named executive officer. In making equity awards, we also generally take into consideration gains recognizable by the executive from equity awards made in prior years. Mercer provides the Compensation Committee with market data on these matters, as well as providing to the Compensation Committee summaries of the prior grants made to the individual named executive officers.

For fiscal 2010, approximately 55% of the named executive officers' equity incentive award value was granted in the form of restricted stock units and approximately 45% in the form of stock options (other than Mr. Salem, as noted above).

Stock Options: Options provide an incentive for executives to drive long-term share price appreciation through the development and execution of effective long-term strategies. Stock option value is only realized if the trading price of our common stock increases so that option holder interests are therefore aligned with stockholder interests. Stock options are issued with exercise prices at 100% of the grant-date fair market value to assure that executives will receive a benefit only when the trading price increases. Option awards generally have value for the executive only if the executive remains employed for the period required for the shares to vest. Options granted in fiscal 2010 vest 25% after the first year and on a monthly basis thereafter for the next 36 months, and, if not exercised, expire in a maximum of seven years (or earlier in the case of termination of employment). Providing for four-year option vesting creates retention value and is in line with market practices among companies in our market composite. (Details of stock options granted to the named executive officers in fiscal 2010 are disclosed in the Summary Compensation Table and Grants of Plan-Based Awards table included on pages 51 and 53, respectively.)

Restricted Stock Units (RSUs): RSUs represent the right to receive one share of Symantec common stock for each RSU vested upon the settlement date, which is the date on which certain conditions, such as continued employment with us for a pre-determined length of time, are satisfied. Starting in fiscal 2007, we elected to substitute a percentage of the named executive officers' equity incentive award value, which had historically been provided with only stock options, with RSUs. This change was made, and the Compensation Committee has continued this practice, to enhance the retention of named executive officers and balance the more volatile rewards associated with stock options. The Compensation Committee believes that RSUs align the interests of the named executive officers with the interests of the stockholders because the value of these awards appreciate if the trading price of our common stock appreciates, and also have retention value even during periods in which our trading price does not appreciate, which supports continuity in the senior management team.

Shares of our stock are issued to RSU holders as the awards vest. The vesting schedule for RSUs granted to our named executive officers in fiscal 2010 provided that each award vests in four equal annual installments. The vesting schedule of RSUs was changed from 3 years to 4 years for the FY10 grants in order to align with the vesting schedule of stock options which vest over 4 years. (Details of RSUs granted to the named executive officers in fiscal 2010 are disclosed in the Summary Compensation Table and Grants of Plan-Based Awards table on pages 51 and 53, respectively.)

Burn Rate and Dilution: We closely manage how we use our equity to compensate employees. We think of "gross burn rate" as the total number of shares granted under all of our equity incentive plans during a period divided by the average number of shares of common stock outstanding during that period and expressed as a percentage. We think of "net burn rate" as the total number of shares granted under all of our equity incentive plans during a period, minus the total number of shares returned to such plans through awards cancelled during that period, divided by the average number of shares of common stock outstanding during that period, and expressed as a percentage. "Overhang" we think of as the total number of shares underlying options and awards outstanding plus shares available for issuance under all of our equity incentive plans at the end of a period divided by the average number of shares of common stock outstanding during that period and expressed as a percentage. For purposes of these calculations, each full-value award grant (e.g., restricted stock unit) is treated as the equivalent of the grant of two options in order to recognize the economic difference in the equity vehicle types. The Compensation Committee targets an annual gross burn rate of approximately 3% to allow for effective attraction, retention and motivation of senior management and the broader employee base, while staying within parameters acceptable to stockholders. The Compensation Committee determines the percentage of equity to be made available for our equity programs with reference to the companies in our market composite. In addition, the Compensation Committee considers the accounting costs that will be reflected in our financial statements when establishing the forms of equity to be granted and the size of the overall pool available. From fiscal 2005 through fiscal 2009, our gross and net burn rates were at or below 3%. For fiscal 2010, our gross burn rate was 3.27%, our net burn rate was 2.68%, and our overhang was 17.1%. Our burn rate was somewhat higher than our historical averages in fiscal 2010 due to competitive pressures.

Equity Grant Practices: The Compensation Committee generally approves grants to the named executive officers at its first meeting of each fiscal year, or shortly thereafter through subsequent action. The grant date for all stock options and RSUs granted to employees, including the named executive officers, is the 10th day of the month following the applicable meeting or, if the meeting occurs within the first ten days of a particular month, the grant date is the 10th day of that month (in each case, if the 10th day is not a business day, the grant is generally made on the previous business day to such day). The exercise price for stock options is the closing price of our common stock, as reported on the Nasdaq Global Select Market, on the date of grant. The Compensation Committee does not coordinate the timing of equity awards with the release of material nonpublic information. RSUs may be granted from time to time throughout the year, but all RSUs generally vest on either March 1, June 1, September 1 or December 1 for administrative reasons.

Change of Control and Severance Arrangements: The vesting of certain stock options and RSUs held by our named executive officers will accelerate if they experience an involuntary (including constructive) termination of employment under certain circumstances. In addition, in September 2009, we entered into an employment agreement with Enrique Salem to provide him certain benefits upon the involuntary termination of his employment under certain circumstances, including acceleration of vesting benefits in connection with a change of control. For additional information about these arrangements, see "Potential Payments Upon Termination or Change in Control," beginning on page 56.

Retention and Other Awards

Certain business conditions may warrant using additional compensation approaches to attract, retain or motivate executives. Such conditions include acquisitions and divestitures, attracting or retaining specific or unique talent, and recognition for exceptional contributions. In these situations, the Compensation Committee considers the business needs and the potential costs and benefits of special rewards. No retention awards were provided to our named executive officers in fiscal 2010 as the overall composition and amount of other reward elements was judged to be sufficient to provide an appropriate incentive and retention level.

Other Benefits

All named executive officers are eligible to participate in our 401(k) plan (which includes our matching contributions), health and dental coverage, life insurance, disability insurance, paid time off, and paid holidays on the same terms as are available to all employees generally. These rewards are designed to be competitive with overall market practices, and are in place to attract and retain the talent needed in the business. In addition, named executive officers are eligible to participate in the deferred compensation plan, and to receive other benefits described below.

Deferred Compensation: Symantec's named executive officers are eligible to participate in a nonqualified deferred compensation plan that provides U.S. employees (including our named executive officers) the opportunity to defer up to 75% of base salary and 100% of cash bonuses for payment at a future date. This plan is provided to be competitive in the executive talent market, and to provide executives with a tax-efficient alternative for receiving earnings. One of our named executive officers participated in this plan during fiscal 2010. The plan is described further under "Non-Qualified Deferred Compensation in Fiscal 2010," beginning on page 56.

Additional Benefits: Symantec's named executive officers typically do not receive perquisites, except in limited circumstances when deemed appropriate by the Compensation Committee. For example, an additional benefit available to named executive officers is reimbursement for up to $10,000 for financial planning services. The Compensation Committee provides certain perquisites because it believes they are for business-related purposes or are prevalent in the marketplace for executive talent. The value of the perquisites we provide are taxable to the named executive officers and the incremental cost to us for providing these perquisites is reflected in the Summary Compensation Table. (These benefits are disclosed in the All Other Compensation column of the Summary Compensation Table on page 51).

Change in Control and Severance Agreements: Our Executive Retention Plan provides participants with double trigger acceleration of equity awards, where equity vesting is only accelerated in the event the individual's employment is terminated without cause, or is constructively terminated, within 12 months after a change in control of the Company (as defined in the plan). We believe that the double trigger acceleration provision appropriately achieves the intent of the plan without providing an undue benefit to executives who continue to be employed following a change in control transaction. The intent of the plan is to enable named executive officers to have a balanced perspective in making overall business decisions in the context of a potential acquisition of the Company, as well as to be competitive with market practices. The Compensation Committee believes that change in control benefits, if structured appropriately, serve to minimize the distraction caused by a potential transaction and reduce the risk that key talent would leave the Company before a transaction closes. In September 2009, we entered into an employment agreement with Enrique Salem, in connection with his promotion to CEO in April 2009, to provide him certain benefits upon the involuntary termination of his employment under certain circumstances, including acceleration of vesting and severance payments in connection with a change of control. We believe that providing these protections to Mr. Salem is competitively prudent and reasonable within our industry. We do not provide for gross-ups of excise tax values under Section 4999 of the Internal Revenue Code. Rather, we allow the named executive officer to reduce the benefit received or waive the accelerated vesting of options to avoid excess payment penalties. Details of each individual named executive officer's benefits, including estimates of amounts payable in specified circumstances, are disclosed under "Potential Payments Upon Termination or Change in Control" beginning on page 56 below.

SUPPLEMENTARY POLICIES AND CONSIDERATIONS

We use several additional policies to ensure that the overall compensation structure is responsive to stockholder interests and competitive with the market. Specific policies include:

Stock Ownership Requirements

To ensure that our executive management team's interests are aligned with our stockholders, we instituted stock ownership requirements in October 2005. Minimum ownership levels are based on the executive's salary grade:

- CEO: 150,000 shares
- CFO: 85,000 shares
- Group Presidents and Executive Vice Presidents: 35,000 shares

Each person holding one of the positions listed above is required to acquire and thereafter maintain the stock ownership required within four years of becoming an executive of Symantec (or four years following the adoption date of these guidelines).

Stock options and unvested restricted stock awards or restricted stock units do not count toward stock ownership requirements. Until an executive meets the applicable stock ownership requirement, the executive is encouraged to retain a percentage of any shares received as a result of the exercise of any stock option or other equity award, net of the applicable exercise price and tax withholdings.

As of July 2, 2010, Messrs. Salem, Hughes and Robbins have reached the stated ownership requirements. See the table below for individual ownership levels relative to the executive's ownership requirement.

Named Executive Officer	Ownership Requirement (# of shares)	Holdings as of July 2, 2010	Additional Shares Required
Enrique Salem	150,000	258,894	—
James A. Beer	85,000	83,839	1,161
Gregory W. Hughes	35,000	51,773	—
William T. Robbins	35,000	40,342	—
J. David Thompson	35,000	27,704	7,296

Recoupment Policies (Clawbacks)

Since fiscal 2009, we have included provisions within our executive annual incentive plans to the effect that we will seek reimbursement of excess incentive cash compensation if our financial statements are the subject of a restatement due to error or misconduct. Our long-term incentive plans have contained such provisions since their inception during fiscal 2008.

Certain Other Securities Matters

Our Insider Trading Policy provides that no director or executive officer may maintain a margin arrangement involving Symantec's securities while in possession of material non-public information about Symantec, engage in any short sale transaction involving Symantec's securities or purchase or write any put or call option involving Symantec's securities.

In addition, our Insider Trading Policy requires that our Chief Executive Officer, Chief Financial Officer, and each of our directors conduct open market transactions in our securities only through use of stock trading plans adopted pursuant to Rule 10b5-1 of the Securities Exchange Act of 1934. Rule 10b5-1 allows insiders to sell and diversify their holdings in our stock over a designated period by adopting pre-arranged stock trading plans at a time when they are not aware of material nonpublic information about us, and thereafter sell shares of our common stock in accordance with the terms of their stock trading plans without regard to whether or not they are in possession of material nonpublic information about the Company at the time of the sale. All other executives are strongly encouraged to trade using 10b5-1 plans.

Tax and Accounting Considerations on Compensation

The financial reporting and income tax consequences to the Company of individual compensation elements are important considerations for the Compensation Committee when it reviews compensation practices and makes compensation decisions. While structuring compensation programs that result in more favorable tax and financial reporting treatment is a general principle, the Compensation Committee balances these goals with other business needs that may be inconsistent with obtaining the most favorable tax and accounting treatment for each component of its compensation.

Deductibility by Symantec. Under Section 162(m) of the Internal Revenue Code, we may not receive a federal income tax deduction for compensation that is not performance-based (as defined in the Section 162(m) rules) paid to the Chief Executive Officer and the next three most highly compensated executive officers (other than our Chief Financial Officer) to the extent that any of these persons receives more than $1,000,000 in nonperformance-based compensation in any one year. While the Compensation Committee considers the Company's ability to deduct compensation amounts paid or to be paid to its executive officers in determining appropriate levels or manner of compensation, it may from time to time approve additional amounts of compensation that are not fully deductible under Section 162(m).

Salaries for the named executive officers do not qualify as performance-based compensation; however, as no officer received salary in excess of $1,000,000 during fiscal 2010, the entire amount of salaries paid to our named executive officers is deductible. Our executive annual incentive and cash long-term incentive plans are structured so that they are performance-based and therefore deductible. We believe that all of the stock options granted to the named executive officers under our 1996 Equity Incentive Plan and 2004 Equity Incentive Plan qualify under Section 162(m) as performance-based compensation and that all amounts of compensation related to options held by our named executive officers should be fully deductible. Our RSU grants vest on a time-based vesting schedule and therefore are not considered performance-based under the Section 162(m) rules. Accordingly, amounts of compensation related to RSUs held by our named executive officers may not be fully deductible (depending upon the value of our stock, and the amount of other nonperformance-based compensation an officer has during the year in which any portion of an RSU vests).

Tax Implications for Officers. Section 409A of the Internal Revenue Code imposes additional income taxes on executive officers for certain types of deferred compensation that do not comply with Section 409A. The Company attempts in good faith to structure compensation so that it either conforms with the requirements of or qualifies for an exception under Code Section 409A. Section 280G of the Internal Revenue Code imposes an excise tax on payments to executives of severance or change of control compensation that exceed the levels specified in the Section 280G rules. Our named executive officers could receive the amounts shown in the section entitled "Potential Payments Upon Termination or Change in Control" (beginning on page 56 below) as severance or change of control payments that could implicate this excise tax. As mentioned above, we do not offer our officers as part of their change of control benefits any gross-ups related to this excise tax under Code Section 4999.

Accounting Considerations. The Compensation Committee also considers the accounting and cash flow implications of various forms of executive compensation. In its financial statements, the Company records salaries and performance-based compensation incentives as expenses in the amount paid, or to be paid, to the named executive officers. Accounting rules also require the Company to record an expense in its financial statements for equity awards, even though equity awards are not paid as cash to employees. The accounting expense of equity awards to employees is calculated in accordance with the requirements of FASB Accounting Standards Codification Topic 718. The Compensation Committee believes, however, that the many advantages of equity compensation, as discussed above, more than compensate for the non-cash accounting expense associated with them.

Compensation Committee Interlocks and Insider Participation

The members of Symantec's Compensation Committee during fiscal year 2010 were Michael A. Brown, William T. Coleman, Geraldine B. Laybourne, David L. Mahoney and Daniel H. Schulman. None of the members of Symantec's Compensation Committee in fiscal year 2010 was at any time during fiscal year 2010 or at any other time an officer or employee of Symantec or any of its subsidiaries, and none had or have any relationships with Symantec that are required to be disclosed under Item 404 of Regulation S-K. None of Symantec's executive officers has served as a member of the Board, or as a member of the compensation or similar committee, of any entity that has one or more executive officers who served on our Board or Compensation Committee during fiscal year 2010.

Compensation Committee Report

The information contained in the following report of Symantec's Compensation Committee is not considered to be "soliciting material," "filed" or incorporated by reference in any past or future filing by Symantec under the Securities Exchange Act of 1934 or the Securities Act of 1933 unless and only to the extent that Symantec specifically incorporates it by reference.

The Compensation Committee has reviewed and discussed with management the Compensation Discussion and Analysis ("CD&A") contained in this proxy statement. Based on this review and discussion, the Compensation Committee has recommended to the Board that the CD&A be included in this proxy statement and incorporated into our Annual Report on Form 10-K for the fiscal year ended April 2, 2010.

By: The Compensation Committee of the Board of Directors:

Stephen M. Bennett
Michael A. Brown
Geraldine B. Laybourne
David L. Mahoney
Daniel H. Schulman (Chair)

Summary of Compensation

The following table shows for the fiscal year ended April 2, 2010, compensation awarded to or paid to, or earned by, our Chief Executive Officer, our Chief Financial Officer and the three most highly compensated executive officers who were serving as executive officers (other than as our Chief Executive Officer or Chief Financial Officer) at April 2, 2010 (the "Named Executive Officers" or "NEOs").

Summary Compensation Table for Fiscal 2010

Name and Principal Position	Fiscal Year	Salary ($)	Bonus ($)	Stock Awards ($)(1)	Option Awards ($)(2)	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($)	Total ($)
Enrique Salem	2010	625,000	—	2,398,200	2,888,793	3,092,969(3)	17,387(4)	9,022,349
President and Chief Executive Officer	2009	625,000	—	999,500	1,267,848	1,246,875(5)	15,756(6)	4,154,979
	2008	509,659	—	1,511,000	1,344,745	941,386(7)	21,482(8)	4,328,272
James A. Beer	2010	660,000	—	720,040	547,106	747,120(9)	12,949(10)	2,687,215
Executive Vice President, Chief Financial Officer	2009	660,000	—	599,700	528,270	884,700(11)	8,998(12)	2,681,668
	2008	660,000	—	974,000	859,665	1,079,700(13)	17,997(14)	3,591,362
Gregory W. Hughes(15)	2010	498,994	—	704,720	506,580	522,000(16)	19,202(17)	2,251,496
Former Group President, Enterprise Product Group	2009	475,860	—	599,700	528,270	633,877(18)	16,655(19)	2,254,362
	2008	475,860	—	974,000	859,665	983,098(20)	43,434(21)	3,336,057
William T. Robbins Executive Vice President, Worldwide Sales	2010	453,375	—	812,930	684,845	625,800(22)	194,627(23)	2,771,577
J. David Thompson	2010	435,000	—	459,600	405,264	592,500(24)	25,027(25)	1,917,391
Group President, Information Technology and Services Group	2009	435,000	—	599,700	475,443	573,930(26)	6,000(27)	2,090,073

(1) Amounts shown in this column reflect the aggregate full grant date fair value calculated in accordance with FASB Accounting Standards Codification Topic 718 for stock awards granted during the fiscal year.

(2) Amounts shown in this column reflect the aggregate full grant date fair value calculated in accordance with FASB Accounting Standards Codification Topic 718 for option awards granted during the fiscal year.

(3) This amount represents (a) $292,969 for Mr. Salem's executive annual bonus under his Executive Annual Incentive Plan for fiscal 2010, which was earned in fiscal 2010 and paid in fiscal 2011, and (b) $2,800,000 for Mr. Salem's performance during fiscal 2010 under the FY10 LTIP. Mr. Salem will be eligible to receive the FY10 LTIP award if he remains employed by the Company through the last day of fiscal 2012.

(4) This amount represents (a) $7,387 for coverage of expenses related to Mr. Salem's attendance at the Company's FY09 sales achiever's trip, and (b) $10,000 for reimbursement for tax services.

(5) This amount represents (a) $796,875 for Mr. Salem's executive annual bonus under his Executive Annual Incentive Plan for fiscal 2009, which was earned in fiscal 2009 and paid in fiscal 2010, and (b) $450,000 accrued on Mr. Salem's behalf for performance during fiscal 2009 under the FY09 LTIP. Mr. Salem will be eligible to receive the FY09 LTIP award if he remains employed by the Company through the last day of fiscal 2011.

(6) This amount represents coverage of expenses related to Mr. Salem's attendance at the Company's FY08 sales achiever's trip and Board retreat.

(7) This amount represents (a) $468,886 for Mr. Salem's executive annual bonus under his Executive Annual Incentive Plan for fiscal 2008, which was earned in fiscal 2008 and paid in fiscal 2009, and (b) $472,500 accrued on Mr. Salem's behalf for performance during fiscal 2008 under the FY08 LTIP.

(8) This amount represents coverage of expenses related to Mr. Salem's attendance at the Company's FY07 sales achiever's trip and Board retreat.

(9) This amount represents (a) $285,120 for Mr. Beer's executive annual bonus under his Executive Annual Incentive Plan for fiscal 2010, which was earned in fiscal 2010 and paid in fiscal 2011, and (b) $462,000 for Mr. Beer's performance during fiscal 2010 under the FY10 LTIP. Mr. Beer will be eligible to receive the FY10 LTIP award if he remains employed by the Company through the last day of fiscal 2012.

(10) This amount represents (a) $363 for coverage of expenses related to attendance at the FY09 Board retreat, (b) $879 for membership fees, (c) $5,707 for reimbursement for tax services, and (d) $6,000 for the Company's contributions to Mr. Beer's account under its 401(k) plan.

(11) This amount includes (a) $673,200 for Mr. Beer's executive annual bonus under his Executive Annual Incentive Plan for fiscal 2009, which was earned in fiscal 2009 and paid in fiscal 2010, and (b) $211,500 accrued on Mr. Beer's behalf for performance during fiscal 2009 under the FY09 LTIP. Mr. Beer will be eligible to receive the FY09 LTIP award if he remains employed by the Company through the last day of fiscal 2011.

(12) This amount represents coverage of expenses related to attendance at the FY08 Board retreat, reimbursement for tax services and the Company's contributions to Mr. Beer's account under its 401(k) plan.

(13) This amount represents (a) $607,200 for Mr. Beer's executive annual bonus under his Executive Annual Incentive Plan for fiscal 2008, which was earned in fiscal 2008 and paid in fiscal 2009, and (b) $472,500 accrued on Mr. Beer's behalf for performance during fiscal 2008 under the FY08 LTIP.

(14) This amount represents coverage of expenses related to attendance at the FY07 Board retreat, reimbursement for tax services and the Company's contributions to Mr. Beer's account under its 401(k) plan.

(15) Mr. Hughes resigned from the Company effective June 30, 2010.

(16) This amount represents (a) $60,000 for Mr. Hughes' executive annual bonus under his Executive Annual Incentive Plan for fiscal 2010, which was earned in fiscal 2010 and paid in fiscal 2011, and (b) $462,000 for Mr. Hughes' performance during fiscal 2010 under the FY10 LTIP. Mr. Hughes will not be eligible to receive the FY10 LTIP award because his employment with the Company terminated on June 30, 2010.

(17) This amount includes (a) $732 for retroactive pay, (b) $2,319 for coverage of expenses related to attendance at the Company's FY09 Board retreat, (c) $6,151 for the Company's contributions to Mr. Hughes' account under its 401(k) plan, and (d) $10,000 for reimbursement for tax services.

(18) This amount represents (a) $485,377 for Mr. Hughes' executive annual bonus under his Executive Annual Incentive Plan for fiscal 2009, which was earned in fiscal 2009 and paid in fiscal 2010, and (b) $148,500 accrued on Mr. Hughes' behalf for performance during fiscal 2009 under the FY09 LTIP. Mr. Hughes will not be eligible to receive the FY09 LTIP award because his employment with the Company terminated on June 30, 2010.

(19) This amount includes coverage of expenses related to attendance at the Company's FY08 Board retreat, the Company's contributions to Mr. Hughes' account under its 401(k) plan and reimbursement for tax services.

(20) This amount represents (a) $510,598 for Mr. Hughes' executive annual bonus under his Executive Annual Incentive Plan for fiscal 2008, which was earned in fiscal 2008 and paid in fiscal 2009, and (b) $472,500 accrued on Mr. Hughes' behalf for performance during fiscal 2008 under the FY08 LTIP.

(21) This amount represents coverage of expenses related to attendance at the Company's FY07 sales achiever's trip and Board retreat, the Company's contributions to Mr. Hughes' account under its 401(k) plan, and reimbursement for tax services.

(22) This amount represents (a) $163,800 for Mr. Robbins' executive annual bonus under his Executive Annual Incentive Plan for fiscal 2010, which was earned in fiscal 2010 and paid in fiscal 2011, and (b) $462,000 for Mr. Robbins' performance during fiscal 2010 under the FY10 LTIP. Mr. Robbins will be eligible to receive the FY10 LTIP award if he remains employed by the Company through the last day of fiscal 2012.

(23) This amount represents (a) $1,182 for retroactive pay, (b) $179,634 for an Expatriate US Tax Payment gross up, (c) $12,207 for coverage of expenses related to attendance at the Company's FY09 sales achiever's trip, (d) $857 for coverage of expenses related to attendance at the Company's FY09 Board retreat, and (e) $747 for reimbursement for tax services for Mr. Robbins.

(24) This amount represents (a) $130,500 for Mr. Thompson's executive annual bonus under his Executive Annual Incentive Plan for fiscal 2010, which was earned in fiscal 2010 and paid in fiscal 2011, and (b) $462,000 for Mr. Thompson's performance during fiscal 2010 under the FY10 LTIP. Mr. Thompson will be eligible to receive the FY10 LTIP award if he remains employed by the Company through the last day of fiscal 2012.

(25) This amount represents (a) $12,249 for coverage of expenses related to attendance at the Company's FY09 sales achiever's trip, (b) $5,690 for reimbursement for tax services, and (c) $7,088 for the Company's contributions to Mr. Thompson's account under its 401(k) plan.

(26) This amount represents (a) $425,430 for Mr. Thompson's executive annual bonus under his Executive Annual Incentive Plan for fiscal 2009, which was earned in fiscal 2009 and paid in fiscal 2010, and (b) $148,500 accrued on Mr. Thompson's behalf for performance during fiscal 2009 under the FY09 LTIP. Mr. Thompson will be eligible to receive the FY09 LTIP award if he remains employed by the Company through the last day of fiscal 2011.

(27) This amount represents the Company's contributions to Mr. Thompson's account under its 401(k) plan.

The following table shows for the fiscal year ended April 2, 2010, certain information regarding grants of plan-based awards to the Named Executive Officers from our incentive plans:

Grants of Plan-Based Awards in Fiscal 2010

Name	Grant Date(2)	Estimated Future Payouts Under Non-Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($)
		Threshold ($)	Target ($)	Maximum ($)				
Enrique Salem	4/10/2009	546,875(1)	781,250(1)	5,000,000(1)	140,000	510,000	17.13	5,286,993
		156,250(3)	2,000,000(3)	4,000,000(3)				
James A. Beer	5/11/2009	422,400(1)	528,000(1)	5,000,000(1)	47,000	108,000	15.32	1,267,146
		165,000(3)	330,000(3)	660,000(3)				
Gregory W. Hughes	5/11/2009	350,000(1)	400,000(1)	5,000,000(1)	46,000	100,000	15.32	1,211,300
		125,000(3)	330,000(3)	660,000(3)				
William T. Robbins	4/10/2009	318,500(1)	364,000(1)	5,000,000(1)	9,000	27,000	17.13	307,106
	5/11/2009	113,750(3)	330,000(3)	660,000(3)	43,000	105,000	15.32	1,190,669
J. David Thompson	5/11/2009	304,500(1)	348,000(1)	5,000,000(1)	30,000	80,000	15.32	864,864
		108,750(3)	330,000(3)	660,000(3)				

(1) Represents threshold, target and maximum payouts with respect to each applicable metric under the FY10 Executive Annual Incentive Plan.

(2) Represents grant date of stock awards and option awards.

(3) Represents threshold, target and maximum payouts under the FY10 LTIP. Payment under this plan is contingent upon employment through the last day of fiscal 2012.

For a summary of the terms of the FY10 Executive Annual Incentive Plan, see "Compensation Discussion & Analysis (CD&A) — Compensation Components — Executive Annual Incentive Plans" beginning on page 42. For a summary of the terms of the FY10 LTIP, see "Compensation Discussion & Analysis (CD&A) — Compensation Components — Long Term Incentive Plans (LTIP)" beginning on page 44.

The following table shows for the fiscal year ended April 2, 2010, certain information regarding outstanding equity awards at fiscal year end for the Named Executive Officers.

Outstanding Equity Awards At Fiscal Year-End 2010

		Option Awards				Stock Awards	
Name	Grant Date	Number of Securities Underlying Unexercised *Options* (#) Exercisable	Number of Securities Underlying Unexercised *Options* (#) Unexercisable	Option Exercise Price ($)	*Option* Expiration Date	Number of Shares or Units of Stock That *Have Not* Vested (#)	Market Value of Shares or Units of Stock That *Have Not* Vested ($)
Enrique Salem	6/22/2004	174,836	—	1.61, 20.36(1)	6/22/2014, 7/15/2013, 12/5/2012	—	—
	10/20/2005	70,000	—	22.68	10/20/2012	—	—
	5/12/2006	167,708	7,292(2)	17.02	5/12/2013	—	—
	5/10/2007	106,250	43,750(3)	19.48	5/10/2014	—	—
	2/8/2008	52,083	47,917(4)	17.90	2/8/2015	15,000(5)	251,550
	5/9/2008	110,000	130,000(6)	19.99	5/9/2015	33,334(7)	559,011
	4/10/2009	—	510,000(8)	17.13	4/10/2016	105,000(9)	1,760,850
James A. Beer	3/3/2006	300,000	—	16.98	3/3/2013	—	—
	5/10/2007	106,250	43,750(3)	19.48	5/10/2014	—	—
	5/9/2008	45,833	54,167(6)	19.99	5/9/2015	20,000(10)	335,400
	5/11/2009	—	108,000(11)	15.32	5/11/2016	47,000(12)	944,790
Gregory W. Hughes	11/4/2003	562,099	—	32.96	11/4/2013,	—	—
	2/15/2005	252,945	—	21.85	2/15/2012	—	—
	7/2/2005	87,500	—	21.22	7/2/2015	—	—
	10/20/2005	35,000	—	22.68	10/20/2012	—	—
	5/12/2006	119,791	5,209(2)	17.02	5/12/2013	—	—
	5/10/2007	106,250	43,750(3)	19.48	5/10/2014	—	—
	5/9/2008	45,833	54,167(6)	19.99	5/9/2015	20,000(10)	335,400
	5/11/2009	—	100,000(11)	15.32	5/11/2016	46,000(13)	771,420
William T. Robbins	5/3/2002	56,209	—	23.04	5/3/2012	—	—
	11/19/2002	45,670	—	14.46	11/19/2012	—	—
	2/17/2004	50,589	—	29.39	2/17/2014	—	—
	2/15/2005	50,589	—	21.85	2/15/2012	—	—
	10/20/2005	20,000	—	22.68	10/20/2012	—	—
	6/20/2006	28,175	1,875(14)	15.90	6/20/2013	1,875(15)	31,444
	5/10/2007	29,750	12,250(3)	19.48	5/10/2014	—	—
	7/10/2007	5,666	2,334(3)	18.87	7/10/2014	—	—
	5/9/2008	22,916	27,084(6)	19.99	5/9/2015	16,667(16)	279,506
	4/10/2009	—	27,000(8)	17.13	4/10/2016	6,750(17)	113,198
	5/11/2009	—	105,000(11)	15.32	5/11/2016	43,000(18)	721,110
J. David Thompson	2/3/2006	300,000	—	16.90	2/3/2013	—	—
	5/10/2007	70,833	29,167(3)	19.48	5/10/2014	—	—
	5/9/2008	41,250	48,750(6)	19.99	5/9/2015	20,000(10)	335,400
	5/11/2009	—	80,000(11)	15.32	5/11/2016	30,000(19)	503,100

(1) 151,836 shares granted at $1.61 and 120,000 shares granted at $20.36.

(2) Unvested options vest in equal installments monthly on the 12th of each month ending on 5/12/2010.

(3) Unvested options vest in equal installments monthly on the 10th of each month ending on 5/10/2011.

(4) Unvested options vest in equal installments monthly on the 8th of each month ending on 2/8/2012.

(5) 7,500 shares to vest on 3/1/2011 and 7,500 shares to vest on 3/1/2012.

(6) Unvested options vest in equal installments monthly on the 9th of each month ending on 5/9/2012.

(7) 16,667 shares to vest on 6/1/2010 and 16,667 shares to vest on 6/1/2011.

(8) 25% of options vest on 4/10/2010 and in equal installments thereafter on the 10th of each month ending 4/10/2013.

(9) 35,000 shares to vest on 3/1/2011, 35,000 shares to vest on 3/1/2012, and 35,000 shares to vest on 3/1/2013.

(10) 10,000 shares to vest on 6/1/2010 and 10,000 shares to vest on 6/1/2011.

(11) 25% of options vest on 5/11/2010 and in equal installments thereafter on the 11th of each month ending 5/11/2013.

(12) 11,750 shares to vest on 6/1/2010, 11,750 shares to vest on 6/1/2011, 11,750 shares to vest on 6/1/2012, and 11,750 shares to vest on 6/1/2013.

(13) 11,500 shares to vest on 6/1/2010, 11,500 shares to vest on 6/1/2011, 11,500 shares to vest on 6/1/2012, and 11,500 shares to vest on 6/1/2013.

(14) Unvested options vest in equal installments monthly on the 20th of each month ending on 6/20/2010.

(15) 1,875 shares to vest on 6/1/2010.

(16) 8,333 shares to vest on 6/1/2010 and 8,334 shares to vest on 6/1/2011.

(17) 2,250 shares to vest on 3/1/2011, 2,250 shares to vest on 3/1/2012, and 2,250 shares to vest on 3/1/2013.

(18) 10,750 shares to vest on 6/1/2010, 10,750 shares to vest on 6/1/2011, 10,750 shares to vest on 6/1/2012, and 10,750 shares to vest on 6/1/2013.

(19) 7,500 shares to vest on 6/1/2010, 7,500 shares to vest on 6/1/2011, 7,500 shares to vest on 6/1/2012, and 7,500 shares to vest on 6/1/2013.

The following table shows for the fiscal year ended April 2, 2010, certain information regarding option exercises and stock vested during the last fiscal year with respect to the Named Executive Officers:

Option Exercises and Stock Vested in Fiscal 2010

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Enrique Salem	—	—	84,166	1,362,223
James A. Beer	—	—	60,000	965,300
Gregory W. Hughes	—	—	35,000	548,800
William T. Robbins	—	—	37,458	589,591
J. David Thompson	—	—	26,666	418,123

Non-Qualified Deferred Compensation in Fiscal 2010

The table below provides information on the non-qualified deferred compensation of the named executive officers for the fiscal year ended April 2, 2010.

Name	Non-Qualified Deferred Compensation				
	Executive Contributions in Last Fiscal Year ($)	Registrant Contributions in Last Fiscal Year ($)	Aggregate Earnings in Last Fiscal Year ($)(2)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last Fiscal Year-End ($)
Enrique Salem	—	—	—	—	—
James A. Beer	—	—	—	—	—
Gregory W. Hughes	—	—	—	—	—
William T. Robbins	—	—	—	—	—
J. David Thompson	75,072(1)	—	58,982(2)	—	208,640

(1) Represents $75,072 reported under the "Salary" column of the "Summary Compensation Table for Fiscal 2010".

(2) Amounts reflected are not included in the "Summary Compensation Table" because the earnings are not preferential or above-market.

In fiscal 2010, certain management employees on our U.S. payroll with a base salary of $150,000 or greater, including each of the named executive officers, are eligible to participate in the Symantec Corporation Deferred Compensation Plan. The plan provides the opportunity for participants to defer up to 75% of base salary and 100% of variable pay each year. Variable pay includes all bonus and commission payments. Deferral elections must be made prior to the beginning of a calendar year and cannot be revoked as of the day immediately prior to commencement of that year. The plan is "unfunded" and all deferrals are general assets of Symantec. Amounts deferred by each participant under the plan are credited to a bookkeeping account maintained on behalf of each participant. The bookkeeping account under the plan will then be adjusted based on the performance of the measurement funds that have been selected by the participant. The measurement funds available under the plan are substantially identical to the investment funds available under our 401(k) plan. Each participant may change their measurement fund selections on a daily basis. The plan requires that benefits accumulated in the bookkeeping accounts for each participant be distributed to the participant following his or her termination of employment with us for any reason and permits us to terminate the plan and make such a distribution in the event of a change in control of Symantec. We intend to take such action in the event of a change in control of Symantec.

Potential Payments Upon Termination or Change-In-Control

Set forth below is a description of the plans and agreements (other than the Deferred Compensation Plan) that could result in potential payouts to the named executive officers in the case of their termination of employment and/or a change in control of Symantec. For information regarding potential payouts upon termination under the Deferred Compensation Plan, in which J. David Thompson participates, see "Non-Qualified Deferred Compensation in Fiscal 2010" above.

Symantec Executive Retention Plan

In January 2001, the Board approved the Symantec Executive Retention Plan, to deal with employment termination resulting from a change in control of the Company. The plan was modified by the Board in July 2002, April 2006 and June 2007. Under the terms of the plan, all equity compensation awards (including, among others, options and restricted stock units) granted by the Company to the Company's Section 16(b) officers (including the named executive officers) would become fully vested and, if applicable, exercisable following a change in control of the Company (as defined in the plan) after which the officer's employment is terminated without cause or constructively terminated by the acquirer within 12 months after the change in control.

Symantec Corporation Severance Plan

During fiscal 2008, we adopted the Symantec Corporation Severance Plan, effective as of July 1, 2007, to provide severance benefits to certain eligible employees of Symantec. Individual employees must meet certain criteria in order to participate in the plan, including, among other criteria, (i) the employee is not entitled to severance under any other plan, fund, program, policy, arrangement or individualized written agreement providing for severance benefits that is sponsored or funded by Symantec and (ii) the employee was involuntarily terminated from active employment because of market conditions or division performance resulting in elimination of their position, and not solely because of poor work performance.

Under the terms of the plan, eligible employees at the Vice President level or above receive severance payments calculated as follows: (i) severance payments equal to ten weeks of base pay if such employee has been employed by Symantec for one year or less; or (ii) severance payments equal to ten weeks of base pay plus the amount calculated by multiplying two weeks of base pay times the number of years of such employee's employment by Symantec after the first year of employment, prorated through the termination date. If an eligible employee timely elects COBRA continuation coverage under Symantec's group insurance plans, Symantec will also subsidize the full amount of premiums for such eligible employees for the period of time upon which severance payments are paid under the plan. Symantec will subsidize premiums for continuation coverage at the same level of coverage in effect immediately before termination of employment for the applicable employee. Eligible employees at the Vice President level are also entitled to receive six months of outplacement services, including counseling and guidance.

Payment of severance payments and COBRA premiums and provision of outplacement assistance pursuant to the Symantec Corporation Severance Plan is subject to the applicable employee's returning a release of claims against Symantec.

Enrique Salem

In accordance with an employment agreement dated September 23, 2009 between Mr. Salem and Symantec, in the event Mr. Salem resigns for good reason (i.e., material reduction in responsibilities, position or salary) or is terminated without cause (as defined in the agreement), he is entitled to a severance payment equal to 3.375 times his annual base salary, reimbursement of COBRA premiums for up to twelve months and the vesting of his outstanding stock options and restricted stock units will be accelerated by one year.

In the event that Mr. Salem's employment is terminated due to his death or disability, the vesting of his outstanding options will remain exercisable, notwithstanding anything in any other agreement governing such options, until the earlier of (a) a period of one year after the termination date and (b) the original term of the option.

In the event Mr. Salem is terminated without cause, not due to death or permanent disability, nor resign for good reason, that occurs during, or within the twelve (12) month period following, the consummation of a Change in Control; or within the sixty (60) day period prior to the date of a Change in Control where the Change in Control was under consideration at the time of Mr. Salem's termination date, then Mr. Salem shall be entitled to a severance payment equal to 4.5 times his annual base salary, reimbursement of COBRA premiums for up to twelve months and full acceleration of any then-unvested stock options and restricted stock units.

The following table summarizes the value of the payouts to Mr. Salem pursuant to Mr. Salem's employment agreement, the Symantec Executive Retention Plan, assuming a qualifying termination as of April 2, 2010 (intrinsic values of equity awards are based upon the closing price for a share of our common stock of $16.77 on April 2, 2010 minus the exercise price):

	Severance Pay	COBRA Premiums	Option Vesting	RSU Vesting
Resignation with Good Reason or Termination Without Cause or Termination Due to Death or Disability	$2,109,375	$19,342	$831,314	$2,571,411
Termination Without Cause or Constructive Termination within 12 Months of a Change	$2,812,500	$19,342	$831,314	$2,571,411

James A. Beer

The following table summarizes the value of the payouts to Mr. Beer pursuant to the Symantec Executive Retention Plan and the Symantec Corporation Severance Plan, assuming a qualifying termination as of April 2, 2010 (intrinsic values of equity awards are based upon the closing price for a share of our common stock of $16.77 on April 2, 2010 minus the exercise price):

Involuntary Termination Because of Market Conditions or Division Performance		Termination Without Cause or Constructive Termination Within 12 Months of a Change of Control	
Severance Pay	**COBRA Premiums**	**Option Vesting**	**RSU Vesting**
$205,362	$6,081	$156,600	$1,123,590

Gregory W. Hughes

Symantec entered into an employment agreement, dated December 15, 2004 with Mr. Hughes, which became effective on July 2, 2005. Pursuant to that agreement, if the employment of Mr. Hughes is terminated by Symantec without cause (as defined in Mr. Hughes's agreement) or is terminated due to death or permanent disability, or if Mr. Hughes resigns with good reason (i.e. material reduction in responsibilities, position or salary), then Mr. Hughes is entitled to full payment of premiums for COBRA continuation health care coverage for the executive, his spouse and his other eligible dependents under Symantec's group health plan, until the earlier of (i) 12-months after the first day of the first month after termination of employment or (ii) the first date that executive receives coverage under another employer's program providing substantially the same level of benefits without exclusion for pre-existing medical conditions.

The following table summarizes the value of the payouts to Mr. Hughes pursuant to Mr. Hughes' employment agreement, the Symantec Executive Retention Plan, and the Symantec Corporation Severance Plan assuming a qualifying termination as of April 2, 2010 (intrinsic values of equity awards are based upon the closing price for a share of our common stock of $16.77 on April 2, 2010 minus the exercise price):

Involuntary Termination Because of Market Conditions or Division Performance	Termination Without Cause or Resignation With Good Reason, or Termination Due to Death or Disability	Termination Without Cause or Constructive Termination within 12 Months of a Change of Control	
Severance Pay	**COBRA Premiums**	**Option Vesting**	**RSU Vesting**
$201,346	$8,257	$145,000	$1,106,820

William T. Robbins

The following table summarizes the value of the payouts to Mr. Robbins pursuant to the Symantec Executive Retention Plan and the Symantec Corporation Severance Plan, assuming a qualifying termination as of April 2, 2010 (intrinsic values of equity awards are based upon the closing price for a share of our common stock of $16.77 on April 2, 2010 minus the exercise price):

Involuntary Termination Because of Market Conditions or Division Performance		Termination Without Cause or Constructive Termination Within 12 Months of a Change of Control	
Severance Pay	**COBRA Premiums**	**Option Vesting**	**RSU Vesting**
$209,475	$8,667	$283,683	$1,145,257

J. David Thompson

The following table summarizes the value of the payouts to Mr. Thompson pursuant to the Symantec Executive Retention Plan and the Symantec Corporation Severance Plan, assuming a qualifying termination as of April 2, 2010 (intrinsic values of equity awards are based upon the closing price for a share of our common stock of $16.77 on April 2, 2010 minus the exercise price):

Involuntary Termination Because of Market Conditions or Division Performance		Termination Without Cause or Constructive Termination Within 12 Months of a Change of Control	
Severance Pay	**COBRA Premiums**	**Option Vesting**	**RSU Vesting**
$136,690	$6,584	$116,000	$838,500

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Related-Person Transactions Policy and Procedures

Symantec has adopted a written related person transactions policy which provides for the Company's policies and procedures regarding the identification, review, consideration and approval or ratification of "related person transactions." The Nominating and Governance Committee reviews transactions that may be "related person transactions," which are transactions between Symantec and any related persons in which the aggregate amount involved exceeds or may be expected to exceed $120,000, and in which the related person has or will have a direct or indirect material interest. For purposes of the policy, a related person is any Symantec executive officer, director, nominee for director, or stockholder holding more than 5% of any class of Symantec's voting securities, in each case, since the beginning of the previous fiscal year, and their immediate family members.

Under the policy, absent any facts or circumstances indicating special or unusual benefits to the related person, the following transactions are deemed not to be "related person transactions" (meaning the related person is deemed to not have a direct or indirect material interest in the transaction):

- compensation to executive officers determined by Symantec's Compensation Committee;
- any transaction with another company at which a related person is a director or an employee (other than an executive officer) if the aggregate amount involved does not exceed the greater of $2,000,000, or three percent of that company's total annual gross revenues, provided that the transaction involves the purchase of either company's goods and services and the transaction is subject to usual trade terms and is in the ordinary course of business and the related person is not involved in the negotiation of the transaction;
- any compensation paid to a director if the compensation is required to be reported in Symantec's proxy statement;
- any transaction where the related person's interest arises solely from the ownership of the Company's common stock and all holders of the Company's common stock received the same benefit on a pro rata basis;
- any charitable contribution, grant or endowment by Symantec or the Symantec Foundation to a charitable organization, foundation or university at which a related person's only relationship is as a director or an employee (other than an executive officer), if the aggregate amount involved does not exceed $120,000, or any non-discretionary matching contribution, grant or endowment made pursuant to a matching gift program;
- any transaction where the rates or charges involved are determined by competitive bids;
- any transaction involving the rendering of services as a common or contract carrier, or public utility, at rates or charges fixed in conformity with law or governmental authority; or
- any transaction involving services as a bank depositary of funds, transfer agent, registrar, trustee under a trust indenture, or similar services.

Under the policy, members of Symantec's legal department review transactions involving related persons that do not fall into one of the above categories. If they determine that a related person could have a significant interest in a transaction, the transaction is referred to the Nominating and Governance Committee. In addition, transactions may be identified through Symantec's Code of Conduct or other Symantec policies and procedures, and reported to the Nominating and Governance Committee. The Nominating and Governance Committee determines whether the related person has a material interest in a transaction and may approve, ratify, rescind or take other action with respect to the transaction.

Certain Related Person Transactions

In July 2009, Symantec entered into a dry-lease agreement for an aircraft with a company owned by Mr. Thompson, our Chairman. Pursuant to the agreement, Symantec leases the aircraft on a non-exclusive basis from Mr. Thompson's company from time to time solely for Mr. Thompson's business-related travel, at a dry-lease rate of $1,650 per flight hour. Pursuant to an agreement with an unrelated party, Symantec has also agreed to pay the variable operating costs of Mr. Thompson's business travel on this aircraft. The arrangement was approved by the Nominating and Governance Committee of our Board. The Nominating and Governance Committee has determined that the amounts billed by Mr. Thompson's company for our use of the aircraft are at or below the market rates charged by third-party commercial charter companies for similar aircraft. Symantec paid $238,075 under this arrangement during fiscal 2010.

REPORT OF THE AUDIT COMMITTEE

The information contained in the following report of Symantec's Audit Committee is not considered to be "soliciting material," "filed" or incorporated by reference in any past or future filing by Symantec under the Securities Exchange Act of 1934 or the Securities Act of 1933 unless and only to the extent that Symantec specifically incorporates it by reference.

The Audit Committee is comprised solely of independent directors, as defined by current NASDAQ listing standards, and operates under a written charter which was most recently amended by the Board on July 27, 2009. The Audit Committee oversees Symantec's financial reporting process on behalf of the Board. Management has primary responsibility for the financial statements and the reporting process, including the systems of internal controls. In fulfilling its oversight responsibilities, the Audit Committee reviewed the audited financial statements that were included in Symantec's Annual Report on Form 10-K for the fiscal year ended April 2, 2010 with management, including a discussion of the quality, not just the acceptability, of the accounting principles, the reasonableness of significant judgments, and the clarity of the disclosures in the financial statements.

The Audit Committee reviewed with Symantec's independent registered public accounting firm, which is responsible for expressing an opinion on the conformity of those audited financial statements with generally accepted accounting principles, its judgments as to the quality, not just the acceptability, of Symantec's accounting principles and such other matters as are required to be discussed with the Audit Committee under Statement on Auditing Standards No. 114, "The Auditor's Communications With Those Charged with Governance." In addition, the Audit Committee has received and reviewed the written disclosures and the letter from the independent registered public accounting firm required by applicable requirements of the Public Company Accounting Oversight Board regarding the registered public accounting firm's communications with the Audit Committee concerning independence from management and Symantec, and has discussed with the independent registered public accounting firm the registered public accounting firm's independence from management and Symantec.

The Audit Committee discussed with Symantec's internal accountants and independent registered public accounting firm the overall scope and plans for their respective audits. The Audit Committee meets with the internal accountants and independent registered public accounting firm, with and without management present, to discuss the results of their examinations, their evaluations of Symantec's internal controls, and the overall quality of Symantec's financial reporting.

The Audit Committee also received the report of management contained in Symantec's Annual Report on Form 10-K for the fiscal year ended April 2, 2010, as well as KPMG's Report of Independent Registered Public Accounting Firm included in Symantec's Annual Report on Form 10-K related to its audit of (i) the consolidated financial statements and financial statement schedule and (ii) the effectiveness of internal control over financial reporting. The Audit Committee continues to oversee Symantec's efforts related to its internal control over financial reporting and management's preparations for the evaluation in fiscal 2011.

In reliance on the reviews and discussions referred to above, the Audit Committee recommended to the Board (and the Board has approved) that the audited financial statements be included in Symantec's Annual Report on Form 10-K for the fiscal year ended April 2, 2010 for filing with the SEC.

By: The Audit Committee of the Board of Directors:

William T. Coleman III
Frank E. Dangeard
David L. Mahoney
Robert S. Miller
V. Paul Unruh (Chair)

ADDITIONAL INFORMATION

Stockholder Proposals for the 2011 Annual Meeting

Requirements for Stockholder Proposals to be Brought Before an Annual Meeting. Symantec's Bylaws provide that, for stockholder nominations to the Board or other proposals to be considered at an annual meeting, the stockholder must give timely notice thereof in writing to the Corporate Secretary at Symantec Corporation, 350 Ellis Street, Mountain View, California 94043, Attn: Corporate Secretary.

To be timely for the 2011 annual meeting, a stockholder's notice must be delivered to or mailed and received by the Corporate Secretary of the Company at the principal executive offices of the Company between June 22, 2011 and July 22, 2011. A stockholder's notice to the Corporate Secretary must set forth as to each matter the stockholder proposes to bring before the annual meeting the information required by Symantec's Bylaws.

Requirements for Stockholder Proposals to be Considered for Inclusion in the Company's Proxy Materials. Stockholder proposals submitted pursuant to Rule 14a-8 under the Exchange Act and intended to be presented at Symantec's 2011 annual meeting must be received by the Company not later than April 13, 2011 in order to be considered for inclusion in Symantec's proxy materials for that meeting.

Available Information

Symantec will mail without charge, upon written request, a copy of Symantec's Annual Report on Form 10-K for fiscal year 2010, including the financial statements, schedule and list of exhibits, and any exhibit specifically requested. Requests should be sent to:

Symantec Corporation
350 Ellis Street
Mountain View, California 94043
Attn: Investor Relations

The Annual Report is also available at www.symantec.com.

"Householding" — Stockholders Sharing the Same Last Name and Address

The SEC has adopted rules that permit companies and intermediaries (such as brokers) to implement a delivery procedure called "householding." Under this procedure, multiple stockholders who reside at the same address may receive a single copy of our annual report and proxy materials, including the Notice of Internet Availability, unless the affected stockholder has provided contrary instructions. This procedure reduces printing costs and postage fees, and helps protect the environment as well.

This year, a number of brokers with account holders who are Symantec stockholders will be "householding" our annual report and proxy materials, including the Notice of Internet Availability. A single Notice of Internet Availability and, if applicable, a single set of annual report and other proxy materials will be delivered to multiple stockholders sharing an address unless contrary instructions have been received from the affected stockholders. Once you have received notice from your broker that it will be "householding" communications to your address, "householding" will continue until you are notified otherwise or until you revoke your consent. Stockholders may revoke their consent at any time by contacting Broadridge ICS, either by calling toll-free (800) 542-1061, or by writing to Broadridge ICS, Householding Department, 51 Mercedes Way, Edgewood, New York, 11717.

Upon written or oral request, Symantec will promptly deliver a separate copy of the Notice of Internet Availability and, if applicable, annual report and other proxy materials to any stockholder at a shared address to which a single copy of any of those documents was delivered. To receive a separate copy of the Notice of Internet Availability and, if applicable, annual report and other proxy materials, you may write or call Symantec's Investor Relations department at 350 Ellis Street, Mountain View, California 94043, Attn: Investor Relations, telephone number (650) 527-5523.

Any stockholders who share the same address and currently receive multiple copies of Symantec's Notice of Internet Availability or annual report and other proxy materials who wish to receive only one copy in the future can contact their bank, broker or other holder of record to request information about householding or Symantec's Investor Relations department at the address or telephone number listed above.

OTHER MATTERS

The Board does not presently intend to bring any other business before the meeting and, so far as is known to the Board, no matters are to be brought before the meeting except as specified in the notice of the meeting. As to any business that may arise and properly come before the meeting, however, it is intended that proxies, in the form enclosed, will be voted in respect thereof in accordance with the judgment of the persons voting such proxies.

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UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

(Mark One)

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the Fiscal Year Ended April 2, 2010

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the Transition Period from to .

Commission File Number 000-17781

SYMANTEC CORPORATION

(Exact name of the registrant as specified in its charter)

Delaware *(State or other jurisdiction of incorporation or organization)*	**77-0181864** *(I.R.S. Employer Identification No.)*
350 Ellis Street, Mountain View, California *(Address of principal executive offices)*	**94043** *(zip code)*

Registrant's telephone number, including area code: (650) 527-8000

Securities registered pursuant to Section 12(b) of the Act:

Common Stock, par value $0.01 per share *(Title of each class)*	**The Nasdaq Stock Market LLC** *(Name of each exchange on which registered)*

Securities registered pursuant to Section 12(g) of the Act:

None
(Title of class)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☑ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Exchange Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☑ Accelerated filer ☐ Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑

Aggregate market value of the voting stock held by non-affiliates of the registrant, based upon the closing sale price of Symantec common stock on October 2, 2009 as reported on the Nasdaq Global Select Market: $12,902,964,436.

Number of shares outstanding of the registrant's common stock as of April 30, 2010: 798,888,671

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the definitive Proxy Statement to be delivered to stockholders in connection with our Annual Meeting of Stockholders for 2010 are incorporated by reference into Part III herein.

SYMANTEC CORPORATION

FORM 10-K
For the Fiscal Year Ended April 2, 2010

TABLE OF CONTENTS

"Symantec," "we," "us," "our," and "the Company" refer to Symantec Corporation and all of its subsidiaries. Symantec, the Symantec Logo, Norton, and Veritas are trademarks or registered trademarks of Symantec in the U.S. and other countries. Other names may be trademarks of their respective owners.

FORWARD-LOOKING STATEMENTS AND FACTORS THAT MAY AFFECT FUTURE RESULTS

The discussion below contains forward-looking statements, which are subject to safe harbors under the Securities Act of 1933, as amended (the "Securities Act"), and the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Forward-looking statements include references to our ability to utilize our deferred tax assets, as well as statements including words such as "expects," "plans," "anticipates," "believes," "estimates," "predicts," "projects," and similar expressions. In addition, statements that refer to projections of our future financial performance, anticipated growth and trends in our businesses and in our industries, the anticipated impacts of acquisitions, and other characterizations of future events or circumstances are forward-looking statements. These statements are only predictions, based on our current expectations about future events and may not prove to be accurate. We do not undertake any obligation to update these forward-looking statements to reflect events occurring or circumstances arising after the date of this report. These forward-looking statements involve risks and uncertainties, and our actual results, performance, or achievements could differ materially from those expressed or implied by the forward-looking statements on the basis of several factors, including those that we discuss under Item 1A, *Risk Factors*. We encourage you to read that section carefully.

PART I

Item 1. *Business*

Overview

Symantec is a global provider of security, storage, and systems management solutions that help businesses and consumers secure and manage their information. We conduct our business in three geographic regions: Americas, which is comprised of the United States, Canada, and Latin America; Europe, the Middle East and Africa ("EMEA"); and Asia Pacific Japan ("APJ").

Our go-to-market network includes direct, inside, and channel sales resources that support our ecosystem of more than 40,000 partners worldwide. We also maintain various distribution and services relationships with original equipment manufacturers ("OEMs"), Internet service providers ("ISPs"), and retail and online stores. We provide customers with software and services that protect, manage, and control information risks related to security, backup and recovery, storage, compliance, and systems management.

Founded in 1982, Symantec has operations in more than 40 countries and our principal executive offices are located at 350 Ellis Street, Mountain View, California, 94043. Our telephone number at that location is (650) 527-8000. Our home page on the Internet is *www.symantec.com.* Other than the information expressly set forth in this annual report, the information contained, or referred to, on our website is not part of this annual report.

Strategy

Symantec's strategy is to provide software and services to secure and manage information regardless of device, platform, or where it resides. We help individuals, small businesses, and global organizations ensure that their information, technology infrastructures, and related processes are protected, managed easily, and controlled automatically. In addition to providing customers with traditional software solutions, we continue to expand our Software-as-a-Service ("SaaS") based solutions and appliance based solutions, giving customers the choice for how they secure and manage information.

We operate primarily in three diversified markets within the software sector: security, storage, and systems management. We believe these markets are converging as customers increasingly require our help mitigating their risk profiles and managing their storage needs in order to secure and manage their most valuable asset — information. We have taken a proactive and policy-driven approach to protecting and managing information as the tools and processes from these formerly discrete domains become more integrated.

The security market includes mission-critical products that protect consumers and enterprises from threats to electronic information, endpoint devices, and computer networks. Over the past year, we have seen a continued rise in the volume of security threats. Threats are continuing to grow more targeted with a focus on stealing confidential information for financial gain. Attackers are expanding their tactics to include targeting users with social-engineering attacks, such as phishing websites that steal financial information, passwords, and other personal data. The Internet has become the primary conduit for attack activity with hackers increasingly funneling threats through legitimate websites, placing a much larger percentage of the population at risk than in the past. Data losses are not realized solely from external attacks but are increasingly administered by malicious or well-meaning insiders. Security continues to be a top priority for enterprises as information security is increasingly relevant to corporate competitiveness, regulatory compliance, cloud computing, and the proliferation of mobile devices.

The storage software market includes products that manage, archive, backup, and recover business-critical data. Key drivers of demand in this market include the growth of information that organizations must manage, the need for data to be protected and accessible at all times, the transition from tape to disk-based backup, and the adoption of data deduplication technology. Other factors driving demand in this market include the pressure on companies to lower storage and server management costs without compromising performance and the need for a growing number of critical applications to be continuously available.

The systems management market includes products that control the IT environment by streamlining efforts associated with deploying, managing, patching, and remediating enterprise client and server assets. The drivers for demand in this market include customers' desire to automate management and security remediation tasks, to ensure business productivity, and to reduce costs and complexity.

Business Developments and Highlights

During fiscal 2010, we took the following actions in support of our business:

- We strengthened our leadership in security. We introduced our new reputation-based malware detection security technology in our 2010 Consumer products. This technology leverages data from our extensive Global Intelligence Network to derive safety ratings for files on the Internet, and allows us to establish the reputation of a program based on a number of different factors (including its origin, age, and prevalence). We also launched security products and suites designed specifically for the small and medium sized business ("SMB") and enterprise markets. These products are easy to use and install, and provide easy to use enterprise-level protection that optimizes performance and offers simplified management capabilities and pre-configured settings.

- We focused on the migration to next-generation information management. We integrated our backup, archiving and deduplication technologies and expanded our multi-platform support for physical and virtual environments. We released updated backup products that include expanded deduplication capabilities (at the client, media server, and via third party appliances), which products will allow customers to reduce the amount of data they store and the volume of data they transmit on their networks. We enhanced our products' support for VMware and Microsoft Hyper-V virtualization technologies in order to allow customers to reduce management complexity and operational costs in their virtual environments. We introduced our new Data Insight technology to help customers identify their most critical information and give users access to data based on information intelligence and ownership.

- We expanded our cloud based offerings. We extended the partner distribution network associated with our Symantec Hosted Services business, primarily in SaaS messaging and web security. We launched a new hosted medical image archiving and sharing solution for healthcare providers that is designed to help them lower image storage costs and provide secure, web-based image sharing. In addition, we developed a scalable file server solution that combines our file system and clustering technologies, and integrates our security and backup software in order to deliver an optimized infrastructure for public or private storage clouds. We also expanded distribution of our consumer online backup solution through various channel partners.

- We completed two acquisitions during fiscal 2010. We expanded our SaaS security leadership by acquiring SoftScan, a privately-held SaaS security company in the Nordic region. We also acquired privately-held Gideon Technologies, Inc., a company with a leading Security Content Automation Protocol ("SCAP") validated configuration and vulnerability assessment solution to enhance our ability to serve the needs of public sector customers.

- We reduced our cost structure in order to improve operational efficiencies across our business. Some of the actions included: carefully managing our headcount costs; outsourcing certain back office functions; consolidating facilities; relocating certain research and development functions to lower cost locations; and reducing travel and entertainment expenses and other discretionary expenses. Offsetting these cost reductions were investments in our new Symantec-developed and operated consumer eCommerce platform, increased investments in certain consumer OEM distribution agreements and acquisition related expenses.

- We launched a global eCommerce platform which allows us to host and manage consumer online stores. This is a strategic move, consistent with our ongoing focus on eCommerce and SaaS, in support of our consumer business. The benefits of managing an in-house eCommerce capability include building a closer relationship with our customers and enabling greater speed and agility to take advantage of market trends.

- We repurchased 34 million shares of our common stock for an aggregate amount of $553 million.

Operating Segments and Products

Our operating segments are significant strategic business units that offer different products and services, distinguished by customer needs. During fiscal 2010, we had five operating segments: Consumer, Security and Compliance, Storage and Server Management, Services, and Other.

Consumer

Our Consumer segment provides Internet security and protection solutions, suites and services to individual users and home offices through a dual-brand strategy with Norton™ and PC Tools™. Our Norton brand offers premium, full-featured security suites as well as related services such as online backup, family safety, and PC tune-up across multiple platforms. PC Tools products are designed specifically for the value-minded consumer which allows Symantec to extend its reach into emerging and price-sensitive market segments. Products include: Norton 360™, Norton Internet Security™, Norton AntiVirus™, Norton Online Backup™, PC Tools Spyware Doctor™, and PC Tools Registry Mechanic™.

Our consumer business is driven by increasingly complex threats, the proliferation of mobile devices, the need for identity protection, and the rapid increase of digital consumer data, such as photos, music, and video. Our award-winning Norton 2010 products include our innovative reputation-based security, a technology that provides real-time threat detection. Our online backup offering serves 12 million customers and hosts over 56 petabytes of consumers' data.

We continue to acquire customers through a diversified channel strategy. In fiscal year 2010, Symantec introduced its own eCommerce platform to enhance customer's end-to-end experience and capitalize on emerging market trends. We retain and leverage our strong existing customer base through auto-renewal subscriptions, migrating customers from point products to multi-product suites, and cross-selling additional products or services.

Security and Compliance

Our Security and Compliance segment helps our customers standardize, automate, and reduce the costs of day-to-day security activities in order to secure and manage their information. We have focused on offering security suite solutions that tie together multiple layers of protection and simplified management. Our primary solutions in this segment address the following areas:

Enterprise Security

Enterprise Security customer demand is driven by the evolving threat environment, the adoption of a content-aware approach to information protection, and the need to implement and ensure regulatory compliance. Our Symantec Protection Suite creates a protected endpoint, messaging, and Web environment that is secure against today's complex malware, data loss and spam threats, and recovers endpoint data in the event of failure. Our Symantec Data Loss Prevention Suite helps companies understand where important information resides and helps ensure the appropriate access and movement of information into and out of the company. Our Symantec Control Compliance Suite allows businesses to prioritize risks, define and assess global IT policies, and remediate identified deficiencies.

Systems Management

Demand for Systems Management is driven by the need for automated asset management, patch management, and remediation solutions that offer better visibility into IT assets and simplify day-to-day operational management. Our solutions help companies realize value from their existing IT investments. Our Altiris IT Management Suite provides client, server and asset management with full service desk and automation capabilities that reduce IT costs and enhance IT effectiveness.

SaaS

Symantec Hosted Services, our SaaS offerings, enable customers to increase their messaging and web protection by blocking email, web and IM threats before they reach the network. Our SaaS security solutions simplify global management through use of a central portal. Our SaaS offerings provide our customers the flexibility to manage their business using hosted services or through a mix of onsite and hosted solutions. Products include: MessageLabs Hosted Email, Web and Instant Messaging Security.

Storage and Server Management

Our Storage and Server Management segment focuses on providing enterprise customers with storage management, high availability, and backup and archiving solutions across heterogeneous storage and server platforms. These solutions enable companies to standardize on a single layer of infrastructure software that works on every major distributed operating system and supports every major storage device, database, and application in both physical and virtual environments. Our primary storage and server management solutions address the following areas:

Information Management

Our Information Management business, which includes backup and archiving, is driven by the rapid growth of information, data duplication, virtual environments, management inefficiencies, and legal e-discovery needs. Symantec helps organizations protect themselves by bringing together archiving, deduplication, and backup functionality into a fully integrated solution. Symantec helps customers back up information and deduplicate closer to information sources in order to reduce storage consumption as well as archive and enable a compliant and litigation-ready information infrastructure. Products include: NetBackup™, NetBackup PureDisk™, Backup Exec™ and Enterprise Vault™.

Storage Management and High Availability

Our Storage Management and High Availability business is driven by our customers' need to reduce overall storage costs through improved utilization of existing systems, virtualization, and cloud infrastructure offerings. The decline in server sales put pressure on this business, particularly with respect to new license sales on the Solaris platform. Our products help customers simplify their data centers by standardizing storage management across their environment for more efficient use of their existing storage investment. In addition, these products help customers build scalable, high-performance file-based storage systems for their enterprise, including private and public clouds. They also enable enterprises to manage large storage environments and ensure the availability of critical applications. Products include: Veritas Storage Foundation™, Veritas Cluster Server™, and Symantec FileStore™.

Services

Symantec Global Services help customers address information security, availability, storage, and compliance challenges at the endpoint and in complex, multi-vendor data center environments. Our Services segment delivers consulting, education, business critical, and managed services that help our customers maximize the value of their investment in our products and solutions.

Consulting, Education and Business Critical Services

Symantec Consulting Services provide advisory, product enablement, and residency services to enable customers to assess, design, transform, and operate their infrastructure, leveraging Symantec products and solutions. Education Services provide a full range of programs, including technical training and security awareness training, to help customers optimize their Symantec solutions. Business Critical Services, our highest level of service, provide personalized, proactive support from technical experts for enterprises that require secure, uninterrupted access to their data and applications.

Managed Services

Symantec Managed Services enable customers to place resource-intensive IT operations under the management of experienced Symantec specialists in order to optimize existing resources and focus on strategic IT projects. This helps customers by reducing IT complexity, managing IT risk, and lowering the cost of operations. These services include: Managed Security Services, Managed Endpoint Protection Services and Managed Backup Services.

Other

The Other segment includes sunset products and general administrative, unallocated costs and is not considered an active business component of the company.

Financial Information by Segment and Geographic Region

For information regarding our revenue by segment, revenue by geographical area, and long-lived assets by geographical area, see Note 11 of the Notes to Consolidated Financial Statements in this annual report. For information regarding the amount and percentage of our revenue contributed in each of our segments and our financial information, including information about geographic areas in which we operate, see Item 7, *Management's Discussion and Analysis of Financial Condition and Results of* Operations and Note 11 of the Notes to Consolidated Financial Statements in this annual report. For information regarding risks associated with our international operations, see Item 1A, *Risk Factors.*

Sales and Go-To-Market Strategy

Consumer

We sell our consumer products and services to individuals and home offices globally through a network of distribution partners and eCommerce channels. Our products are available to customers through retailers, distributors, direct marketers, Internet-based resellers, system builders, and ISPs. We have partnerships with nine of the top 10 OEMs globally to distribute our securities suites and with six of the top 10 OEMs globally to distribute our online backup product. We broadened our presence in retail stores, with our products now carried in more than 30,000 locations worldwide.

Sales in the Consumer business through our electronic distribution channel, which includes sales derived from OEMs, subscriptions, upgrades, online sales, and renewals, represented approximately 80 percent of revenue in the Consumer segment in fiscal 2010. Products are also available through our new global in-house eCommerce stores, which improves our ability to identify and capitalize on emerging customer needs and market trends as well as enhance the end-to-end customer experience.

Enterprise

We sell and market our products and related services to enterprise customers through our direct sales force of more than 3,500 sales representatives and through a variety of indirect sales channels, which include value-added resellers, large account resellers, and system integrators. We also sell our products in more than 40 countries through authorized distributors and OEMs who incorporate our technologies into their products, bundle our products with their offerings, or serve as authorized resellers of our products. Symantec has more than 40,000 distribution partners in its partner program worldwide. Our sales efforts are primarily targeted to senior executives and IT department personnel responsible for managing a company's IT initiatives.

Marketing and Advertising

Our marketing expenditures relate primarily to advertising and promotion, which includes demand generation and brand recognition of our consumer and enterprise products. Our advertising and promotion efforts include, but are not limited to, electronic and print advertising, trade shows, collateral production, and all forms of direct marketing. We also invest in cooperative marketing campaigns with distributors, resellers, retailers, OEMs, and industry partners.

We invest in various retention marketing and customer loyalty programs to help drive renewals and encourage customer advocacy and referrals. We also provide focused vertical marketing programs in targeted industries and countries.

We typically offer two types of rebate programs within most countries: volume incentive rebates to channel partners and promotional rebates to distributors and end users. Distributors and resellers earn volume incentive rebates primarily based upon product sales to end users. We also offer rebates to individual users who purchase products through various resale channels. Both volume incentive rebates and end-user rebates are accrued as an offset to revenue.

Research and Development

Symantec embraces a global research and development ("R&D") strategy to drive organic innovation across the company. Engineers throughout the company pursue advanced projects and work with our engineering centers, research labs and global services teams to translate R&D into next-generation technologies and integrate our unique set of technology assets across the portfolio. Symantec focuses on short, medium, and long-term applied research, develops new products in emerging areas, participates in government-funded research projects, and partners with universities to conduct research to support Symantec's strategy. Symantec holds more than 900 patents.

Symantec's Security Technology and Response organization is a global team of security engineers, threat analysts, and researchers that provides the underlying functionality, content, and support for all Symantec enterprise, SMB and consumer security products. Symantec's security experts monitor malicious code reports collected through the Global Intelligence Network to provide insight into emerging attacks, malicious code activity, phishing, spam, and other threats. The team uses this vast intelligence to develop new technologies and approaches, such as Symantec's reputation-based security technology, to protect customer's information.

Research and development expenses, exclusive of in-process research and development associated with acquisitions, were $857 million, $870 million and $895 million in fiscal 2010, 2009 and 2008, respectively, representing approximately 14%, 14% and 15% of revenue in the respective periods. We believe that technical leadership is essential to our success and we expect to continue to commit substantial resources to research and development.

Support

Symantec has centralized support facilities throughout the world that provide rapid, around-the-clock response, and are staffed by technical product experts knowledgeable in the operating environments in which our products are deployed. Our technical support experts assist customers with product implementation and usage, issue resolution and countermeasures, and threat detection.

Symantec provides customers various levels of enterprise support offerings. Our enterprise security support program offers annual maintenance support contracts, including content, upgrades, and technical support. Our standard technical support includes: unlimited hotline service delivered by telephone, fax, email, and over the Internet; immediate patches for severe problems; periodic software updates; and access to our technical knowledge base and frequently asked questions.

Our consumer product support program provides self-help online services, phone, chat, email support, and fee-based premium support and diagnostic services to consumers worldwide. Customers that subscribe to LiveUpdate receive automatic downloads of the latest virus definitions, application bug fixes, and patches for most of our consumer products.

Customers

In fiscal 2010 and 2008, one distributor, Ingram Micro accounted for 10% of our total net revenue in both periods. In fiscal 2009, Ingram Micro did not account for 10% of total net revenue. Our distributor arrangements with Ingram Micro consist of several non-exclusive, independently negotiated agreements with its subsidiaries, each of which cover different countries or regions. Each of these agreements is separately negotiated and is independent of any other contract (such as a master distribution agreement), and these agreements are not based on the same form of contract. In fiscal 2009 and 2008, one reseller, Digital River accounted for 10% and 11% of our total net revenues, respectively. In fiscal 2010, we launched a new, internally-developed eCommerce platform which will reduce our reliance on Digital River.

Acquisitions

Our acquisitions are designed to enhance the features and functionality of our existing products and extend our product leadership in core markets. We consider time to market, synergies with existing products, and potential market share gains when evaluating the economics of acquisitions of technologies, product lines, or companies. We may acquire and/or dispose of other technologies, products and companies in the future.

During fiscal 2010, we completed the following acquisitions:

Company Name	Company Description	Date Acquired
Gideon Technologies, Inc.	A provider of standards-based information security compliance solutions	January 22, 2010
SoftScan	A provider of hosted security solutions for e-mail and web in the Nordic region.	October 31, 2009

For further discussion of our acquisitions, see Note 4 of the Notes to Consolidated Financial Statements in this annual report.

Competition

Our markets are consolidating, highly competitive, and subject to rapid changes in technology. We are focused on integrating across the product portfolio and include next-generation technology capabilities into our solution set in order to differentiate ourselves from the competition. We believe that the principal competitive factors necessary to be successful in our industry include time to market, price, reputation, financial stability, breadth of product offerings, customer support, brand recognition, and effective sales and marketing efforts.

In addition to the competition we face from direct competitors, we face indirect or potential competition from retailers, application providers, operating system providers, network equipment manufacturers, and other OEMs, who may provide various solutions and functions in their current and future products. We also compete for access to retail distribution channels and for the attention of customers at the retail level and in corporate accounts. In addition, we compete with other software companies, operating system providers, network equipment manufacturers and other OEMs to acquire technologies, products, or companies and to publish software developed by third parties. We also compete with other software companies in our effort to place our products on the computer equipment sold to consumers and enterprises by OEMs.

The competitive environments in which each segment operates are described below.

Consumer

Some of the channels in which our consumer products are offered are highly competitive. Our competitors are intensely focused on customer acquisition, which has led such competitors to offer their technology for free, engage in aggressive marketing, or enter into competitive partnerships. Our primary competitors in the Consumer segment are McAfee, Inc. ("McAfee"), and Trend Micro Inc. ("Trend Micro"). There are also several smaller regional security companies and freeware providers that we compete against primarily in the EMEA and APJ regions. For our consumer backup offerings, our primary competitors are Mozy, Inc., owned by EMC Corporation ("EMC"), and Carbonite, Inc.

Security and Compliance

In the security and management markets, we compete against many companies that offer competing products to our solutions. Our primary competitors in the security and management market are LANDesk Software, Inc., McAfee, Microsoft Corporation ("Microsoft"), and Trend Micro. There are also several smaller regional security companies that we compete against primarily in the EMEA and APJ regions.

In the SaaS security market our primary competitors are Google Inc.'s Postini Services and Microsoft.

Storage and Server Management

The markets for storage and backup are intensely competitive. Our primary competitors are CA, Inc., CommVault Systems, Inc., EMC, Hewlett-Packard Company ("HP"), IBM Corp. ("IBM"), Microsoft, Sun Microsystems, Inc. (acquired by Oracle Corporation), and VMware, Inc.

Services

We believe that the principal competitive factors for our services segment include technical capability, customer responsiveness, and our ability to hire and retain talented and experienced services personnel. Our primary competitors in the services segment are EMC, HP, IBM, and regional specialized consulting firms. In the managed security services business, our primary competitors are IBM, and SecureWorks, Inc.

Intellectual Property

Protective Measures

We regard some of the features of our internal operations, software, and documentation as proprietary and rely on copyright, patent, trademark and trade secret laws, confidentiality procedures, contractual arrangements, and other measures to protect our proprietary information. Our intellectual property is an important and valuable asset that enables us to gain recognition for our products, services, and technology and enhance our competitive position.

As part of our confidentiality procedures, we generally enter into non-disclosure agreements with our employees, distributors, and corporate partners, and we enter into license agreements with respect to our software, documentation, and other proprietary information. These license agreements are generally non-transferable and have a perpetual term. We also educate our employees on trade secret protection and employ measures to protect our facilities, equipment, and networks.

Trademarks, Patents, Copyrights, and Licenses

Symantec and the Symantec logo are trademarks or registered trademarks in the U.S. and other countries. In addition to Symantec and the Symantec logo, we have used, registered, and/or applied to register other specific trademarks and service marks to help distinguish our products, technologies, and services from those of our competitors in the U.S. and foreign countries and jurisdictions. We enforce our trademark, service mark, and trade name rights in the U.S. and abroad. The duration of our trademark registrations varies from country to country, and in the U.S. we generally are able to maintain our trademark rights and renew any trademark registrations for as long as the trademarks are in use.

We have a number of U.S. and foreign issued patents and pending patent applications, including patents and rights to patent applications acquired through strategic transactions, which relate to various aspects of our products and technology. The duration of our patents is determined by the laws of the country of issuance and for the U.S. is typically 17 years from the date of issuance of the patent or 20 years from the date of filing of the patent application resulting in the patent, which we believe is adequate relative to the expected lives of our products.

Our products are protected under U.S. and international copyright laws and laws related to the protection of intellectual property and proprietary information. We take measures to label such products with the appropriate proprietary rights notices, and we actively enforce such rights in the U.S. and abroad. However, these measures may not provide sufficient protection, and our intellectual property rights may be challenged. In addition, we license some intellectual property from third parties for use in our products, and generally must rely on the third party to protect the licensed intellectual property rights. While we believe that our ability to maintain and protect our intellectual property rights is important to our success, we also believe that our business as a whole is not materially dependent on any particular patent, trademark, license, or other intellectual property right.

Seasonality

As is typical for many large software companies, our business is seasonal. Software license and maintenance orders are generally higher in our third and fourth fiscal quarters and lower in our first and second fiscal quarters. A significant decline in license and maintenance orders is typical in the first quarter of our fiscal year as compared to license and maintenance orders in the fourth quarter of the prior fiscal year. In addition, we generally receive a higher volume of software license and maintenance orders in the last month of a quarter, with orders concentrated in the later part of that month. We believe that this seasonality primarily reflects customer spending patterns and budget cycles, as well as the impact of compensation incentive plans for our sales personnel. Revenue generally reflects similar seasonal patterns but to a lesser extent than orders because revenue is not recognized until an order is shipped or services are performed and other revenue recognition criteria are met, and because a significant portion of our in-period revenue is provided by the ratable recognition of our deferred revenue balance.

Employees

As of April 2, 2010, we employed more than 17,400 people worldwide, approximately 47 percent of whom reside in the U.S. Approximately 6,200 employees work in sales and marketing; 5,600 in research and development; 4,200 in support and services; and 1,400 in management and administration.

Other Information

Our Internet address is *www.symantec.com.* We make available free of charge on our website our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after we electronically file such material with, or furnish it to, the Securities and Exchange Commission ("SEC"). Other than the information expressly set forth in this annual report, the information contained, or referred to, on our website is not part of this annual report.

The public may also read and copy any materials we file with the SEC at the SEC's Public Reference Room at 100 F Street, NE, Room 1580, Washington, DC 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a website at *www.sec.gov* that contains reports, proxy and information statements, and other information regarding issuers, such as us, that file electronically with the SEC.

Item 1A. *Risk Factors*

A description of the risk factors associated with our business is set forth below. The list is not exhaustive and you should carefully consider these risks and uncertainties before investing in our common stock.

Adverse global economic events may harm our business, operating results and financial condition.

Adverse macroeconomic conditions could negatively affect our business, operating results or financial condition under a number of different scenarios. During challenging economic times and periods of high unemployment, current or potential customers may delay or forgo decisions to license new products or additional instances of existing products, upgrade their existing hardware or operating environments (which upgrades are often a catalyst for new purchases of our software), or purchase services. Customers may also have difficulties in obtaining the requisite third-party financing to complete the purchase of our products and services. An adverse macroeconomic environment could also subject us to increased credit risk should customers be unable to pay us, or delay paying us, for previously purchased products and services. Accordingly, reserves for doubtful accounts and write-offs of accounts receivable may increase. In addition, weakness in the market for end users of our products could harm the cash flow of our distributors and resellers who could then delay paying their obligations to us or experience other financial difficulties. This would further increase our credit risk exposure and, potentially, cause delays in our recognition of revenue on sales to these customers.

In addition, financial institution difficulties may make it more difficult either to utilize our existing debt capacity or otherwise obtain financing for our operations, investing activities (including potential acquisitions) or financing activities. Specific economic trends, such as declines in the demand for PCs, servers, and other computing devices, or softness in corporate information technology spending, could have an even more direct, and harmful, impact on our business.

Fluctuations in demand for our products and services are driven by many factors, and a decrease in demand for our products could adversely affect our financial results.

We are subject to fluctuations in demand for our products and services due to a variety of factors, including general economic conditions, competition, product obsolescence, technological change, shifts in buying patterns, financial difficulties and budget constraints of our current and potential customers, levels of broadband usage, awareness of security threats to IT systems, and other factors. While such factors may, in some periods, increase product sales, fluctuations in demand can also negatively impact our product sales. If demand for our products declines because of general economic conditions or for other reasons, our revenues and gross margin could be adversely affected.

If we are unable to develop new and enhanced products and services that achieve widespread market acceptance, or if we are unable to continually improve the performance, features, and reliability of our existing products and services or adapt our business model to keep pace with industry trends, our business and operating results could be adversely affected.

Our future success depends on our ability to respond to the rapidly changing needs of our customers by developing or introducing new products, product upgrades, and services on a timely basis. We have in the past incurred, and will continue to incur, significant research and development expenses as we strive to remain competitive. New product development and introduction involves a significant commitment of time and resources and is subject to a number of risks and challenges including:

- Managing the length of the development cycle for new products and product enhancements, which has frequently been longer than we originally expected
- Adapting to emerging and evolving industry standards and to technological developments by our competitors and customers
- Extending the operation of our products and services to new and evolving platforms, operating systems and hardware products, such as netbooks
- Entering into new or unproven markets with which we have limited experience
- Managing new product and service strategies, including integrating our various security and storage technologies, management solutions, customer service, and support into unified enterprise security and storage solutions
- Incorporating acquired products and technologies
- Addressing trade compliance issues affecting our ability to ship new or acquired products
- Developing or expanding efficient sales channels
- Obtaining sufficient licenses to technology and technical access from operating system software vendors on reasonable terms to enable the development and deployment of interoperable products, including source code licenses for certain products with deep technical integration into operating systems

In addition, if we cannot adapt our business models to keep pace with industry trends, our revenue could be negatively impacted. In connection with our enterprise software offerings, we license our applications on a variety of bases, such as per server, per processor, or based on performance criteria such as per amount of data processed or stored. If enterprises continue to migrate towards solutions, such as virtualization, which allow enterprises to run multiple applications and operating systems on a single server and thereby reduce the number of servers they are required to own and operate, we may experience lower license revenues unless we are able to successfully change our enterprise licensing model or sell additional software to take into account the impact of these new solutions.

If we are not successful in managing these risks and challenges, or if our new products, product upgrades, and services are not technologically competitive or do not achieve market acceptance, our business and operating results could be adversely affected.

We operate in a highly competitive environment, and our competitors may gain market share in the markets for our products that could adversely affect our business and cause our revenues to decline.

We operate in intensely competitive markets that experience rapid technological developments, changes in industry standards, changes in customer requirements, and frequent new product introductions and improvements. If we are unable to anticipate or react to these competitive challenges or if existing or new competitors gain market share in any of our markets, our competitive position could weaken and we could experience a drop in revenue that could adversely affect our business and operating results. To compete successfully, we must maintain a successful research and development effort to develop new products and services and enhance existing products and services, effectively adapt to changes in the technology or product rights held by our competitors, appropriately respond to competitive strategies, and effectively adapt to technological changes and changes in the ways that our information is accessed, used, and stored within our enterprise and consumer markets. If we are unsuccessful in responding to our competitors or to changing technological and customer demands, we could experience a negative effect on our competitive position and our financial results.

Our traditional competitors include independent software vendors that offer software products that directly compete with our product offerings. In addition to competing with these vendors directly for sales to end-users of our products, we compete with them for the opportunity to have our products bundled with the product offerings of our strategic partners such as computer hardware OEMs and ISPs. Our competitors could gain market share from us if any of these strategic partners replace our products with the products of our competitors or if they more actively promote our competitors' products than our products. In addition, software vendors who have bundled our products with theirs may choose to bundle their software with their own or other vendors' software or may limit our access to standard product interfaces and inhibit our ability to develop products for their platform.

We face growing competition from network equipment and computer hardware manufacturers and large operating system providers. These firms are increasingly developing and incorporating into their products data protection and storage and server management software that competes at some levels with our product offerings. Our competitive position could be adversely affected to the extent that our customers perceive the functionality incorporated into these products as replacing the need for our products.

Security protection is also offered by some of our competitors at prices lower than our prices or, in some cases is bundled for free. Some companies offer the lower-priced or free security products within their computer hardware or software products that are inferior to our products. Our competitive position could be adversely affected to the extent that our customers perceive these security products as replacing the need for more effective, full featured products such as those that we provide. The expansion of these competitive trends could have a significant negative impact on our sales and financial results.

Another growing industry trend is the SaaS business model, where software vendors develop and host their applications for use by customers over the Internet. This allows enterprises to obtain the benefits of commercially licensed, internally operated software without the associated complexity or high initial set-up and operational costs. Advances in the SaaS business model could enable the growth of our competitors and could affect the success of our traditional software licensing models. We are offering our own SaaS offerings, including those related to our fiscal 2009 acquisition of Message Labs, and we continue to incorporate these offerings into our licensing model. However, we may not be able to successfully incorporate our SaaS offerings into our current licensing models. Our inability to successfully develop and market new and existing SaaS product offerings could cause us to lose business to competitors.

Many of our competitors have greater financial, technical, sales, marketing, or other resources than we do and consequently may have the ability to influence customers to purchase their products instead of ours. We also face competition from many smaller companies that specialize in particular segments of the markets in which we compete.

If we fail to manage our sales and distribution channels effectively or if our partners choose not to market and sell our products to their customers, our operating results could be adversely affected.

We sell our products to customers around the world through multi-tiered sales and distribution networks. Sales through these different channels involve distinct risks, including the following:

Direct Sales. A significant portion of our revenues from enterprise products is derived from sales by our direct sales force to end-users. Special risks associated with this sales channel include:

- Longer sales cycles associated with direct sales efforts
- Difficulty in hiring, retaining, and motivating our direct sales force
- Substantial amounts of training for sales representatives to become productive, including regular updates to cover new and revised products

Indirect Sales Channels. A significant portion of our revenues is derived from sales through indirect channels, including distributors that sell our products to end-users and other resellers. This channel involves a number of risks, including:

- Our lack of control over the timing of delivery of our products to end-users
- Our resellers and distributors are not subject to minimum sales requirements or any obligation to market our products to their customers
- Our reseller and distributor agreements are generally nonexclusive and may be terminated at any time without cause
- Our resellers and distributors frequently market and distribute competing products and may, from time to time, place greater emphasis on the sale of these products due to pricing, promotions, and other terms offered by our competitors
- Recent consolidation of electronics retailers has increased their negotiating power with respect to hardware and software providers

OEM Sales Channels. A significant portion of our revenues is derived from sales through our OEM partners that incorporate our products into, or bundle our products with, their products. Our reliance on this sales channel involves many risks, including:

- Our lack of control over the shipping dates or volume of systems shipped
- Our OEM partners are generally not subject to minimum sales requirements or any obligation to market our products to their customers
- Our OEM partners may terminate or renegotiate their arrangements with us and new terms may be less favorable due, among other things, to an increasingly competitive relationship with certain partners
- Sales through our OEM partners are subject to changes in general economic conditions, strategic direction, competitive risks, and other issues that could result in a reduction of OEM sales
- The development work that we must generally undertake under our agreements with our OEM partners may require us to invest significant resources and incur significant costs with little or no associated revenues
- The time and expense required for the sales and marketing organizations of our OEM partners to become familiar with our products may make it more difficult to introduce those products to the market
- Our OEM partners may develop, market, and distribute their own products and market and distribute products of our competitors, which could reduce our sales
- In many cases we must incur up-front costs to access the OEM channel, particularly in the consumer market, and we may not recoup those up-front costs if customers do not ultimately activate and purchase our products

If we fail to manage our sales and distribution channels successfully, these channels may conflict with one another or otherwise fail to perform as we anticipate, which could reduce our sales and increase our expenses as well as weaken our competitive position. Some of our distribution partners have experienced financial difficulties in the past, and if our partners suffer financial difficulties in the future because of general economic conditions or for other reasons, these partners may delay paying their obligations to us and we may have reduced sales or increased bad debt expense that could adversely affect our operating results. In addition, reliance on multiple channels subjects us to events that could cause unpredictability in demand, which could increase the risk that we may be unable to plan effectively for the future, and could result in adverse operating results in future periods.

We have grown, and may continue to grow, through acquisitions that give rise to risks and challenges that could adversely affect our future financial results.

We have in the past acquired, and we expect to acquire in the future, other businesses, business units, and technologies. Acquisitions can involve a number of special risks and challenges, including:

- Complexity, time, and costs associated with the integration of acquired business operations, workforce, products, and technologies into our existing business, sales force, employee base, product lines, and technology
- Diversion of management time and attention from our existing business and other business opportunities
- Loss or termination of employees, including costs associated with the termination or replacement of those employees
- Assumption of debt or other liabilities of the acquired business, including litigation related to the acquired business
- The addition of acquisition-related debt as well as increased expenses and working capital requirements
- Dilution of stock ownership of existing stockholders
- Increased costs and efforts in connection with compliance with Section 404 of the Sarbanes-Oxley Act
- Substantial accounting charges for restructuring and related expenses, write-off of in-process research and development, impairment of goodwill, amortization of intangible assets, and stock-based compensation expense, such as the $7.4 billion goodwill write-down we recorded during fiscal 2009

Integrating acquired businesses has been and will continue to be a complex, time consuming, and expensive process, and can impact the effectiveness of our internal control over financial reporting.

If integration of our acquired businesses is not successful, we may not realize the potential benefits of an acquisition or suffer other adverse effects that we currently do not foresee. To integrate acquired businesses, we must implement our technology systems in the acquired operations and integrate and manage the personnel of the acquired operations. We also must effectively integrate the different cultures of acquired business organizations into our own in a way that aligns various interests, and may need to enter new markets in which we have no or limited experience and where competitors in such markets have stronger market positions.

Any of the foregoing, and other factors, could harm our ability to achieve anticipated levels of profitability from acquired businesses or to realize other anticipated benefits of acquisitions. In addition, because acquisitions of high technology companies are inherently risky, no assurance can be given that our previous or future acquisitions will be successful and will not adversely affect our business, operating results, or financial condition.

We have not historically maintained substantial levels of indebtedness, and our financial condition and results of operations could be adversely affected if we do not effectively manage our liabilities.

In June 2006, we sold $2.1 billion in aggregate principal amount of convertible senior notes. As a result of the sale of the notes, we have a substantially greater amount of long-term debt than we maintained prior to that sale. In addition, we have entered into a credit facility with a borrowing capacity of $1 billion. As of April 2, 2010, we had no borrowings under our credit facility. From time to time in the future, we may also incur indebtedness in addition to the amount available under our credit facility. Our maintenance of substantial levels of debt could adversely affect our flexibility to take advantage of certain corporate opportunities and could adversely affect our financial condition and results of operations. Of our outstanding convertible notes, $1.1 billion matures and is repayable in June 2011 and the balance is due in June 2013. We may be required to use all or a substantial portion of our cash balance to repay these notes on maturity unless we can obtain new financing.

Our international operations involve risks that could increase our expenses, adversely affect our operating results, and require increased time and attention of our management.

We derive a substantial portion of our revenues from customers located outside of the U.S. and we have significant operations outside of the U.S., including engineering, sales, customer support, and production. We plan to expand our international operations, but such expansion is contingent upon the financial performance of our existing international operations as well as our identification of growth opportunities. Our international operations are subject to risks in addition to those faced by our domestic operations, including:

- Potential loss of proprietary information due to misappropriation or laws that may be less protective of our intellectual property rights than U.S. laws or may not be adequately enforced
- Requirements of foreign laws and other governmental controls, including trade and labor restrictions and related laws that reduce the flexibility of our business operations
- Regulations or restrictions on the use, import, or export of encryption technologies that could delay or prevent the acceptance and use of encryption products and public networks for secure communications
- Central bank and other restrictions on our ability to repatriate cash from our international subsidiaries or to exchange cash in international subsidiaries into cash available for use in the U.S.
- Fluctuations in currency exchange rates and economic instability such as higher interest rates in the U.S. and inflation that could reduce our customers' ability to obtain financing for software products or that could make our products more expensive or could increase our costs of doing business in certain countries
- Limitations on future growth or inability to maintain current levels of revenues from international sales if we do not invest sufficiently in our international operations
- Longer payment cycles for sales in foreign countries and difficulties in collecting accounts receivable
- Difficulties in staffing, managing, and operating our international operations, including difficulties related to administering our stock plans in some foreign countries
- Difficulties in coordinating the activities of our geographically dispersed and culturally diverse operations
- Seasonal reductions in business activity in the summer months in Europe and in other periods in other countries
- Reduced sales due to the failure to obtain any required export approval of our technologies, particularly our encryption technologies
- Costs and delays associated with developing software and providing support in multiple languages
- Political unrest, war, or terrorism, particularly in areas in which we have facilities

A significant portion of our transactions outside of the U.S. are denominated in foreign currencies. Accordingly, our revenues and expenses will continue to be subject to fluctuations in foreign currency rates. We expect to be affected by fluctuations in foreign currency rates in the future, especially if international sales continue to grow as a percentage of our total sales or our operations outside the United States continue to increase.

The level of corporate tax from sales to our non-U.S. customers is less than the level of tax from sales to our U.S. customers. This benefit is contingent upon existing tax regulations in the U.S. and in the countries in which our international operations are located. Future changes in domestic or international tax regulations could adversely affect our ability to continue to realize these tax benefits.

Our products are complex and operate in a wide variety of computer configurations, which could result in errors or product failures.

Because we offer very complex products, undetected errors, failures, or bugs may occur, especially when products are first introduced or when new versions are released. Our products are often installed and used in large-scale computing environments with different operating systems, system management software, and equipment and networking configurations, which may cause errors or failures in our products or may expose undetected errors, failures, or bugs in our products. Our customers' computing environments are often characterized by a wide variety of standard and non-standard configurations that make pre-release testing for programming or compatibility errors very difficult and time-consuming. In addition, despite testing by us and others, errors, failures, or bugs may not be found in new products or releases until after commencement of commercial shipments. In the past, we have discovered software errors, failures, and bugs in certain of our product offerings after their introduction and, in some cases, may have experienced delayed or lost revenues as a result of these errors.

Errors, failures, or bugs in products released by us could result in negative publicity, damage to our brand, product returns, loss of or delay in market acceptance of our products, loss of competitive position, or claims by customers or others. Many of our end-user customers use our products in applications that are critical to their businesses and may have a greater sensitivity to defects in our products than to defects in other, less critical, software products. In addition, if an actual or perceived breach of information integrity or availability occurs in one of our end-user customer's systems, regardless of whether the breach is attributable to our products, the market perception of the effectiveness of our products could be harmed. Alleviating any of these problems could require significant expenditures of our capital and other resources and could cause interruptions, delays, or cessation of our product licensing, which could cause us to lose existing or potential customers and could adversely affect our operating results.

If we are unable to attract and retain qualified employees, lose key personnel, fail to integrate replacement personnel successfully, or fail to manage our employee base effectively, we may be unable to develop new and enhanced products and services, effectively manage or expand our business, or increase our revenues.

Our future success depends upon our ability to recruit and retain our key management, technical, sales, marketing, finance, and other critical personnel. Our officers and other key personnel are employees-at-will, and we cannot assure you that we will be able to retain them. Competition for people with the specific skills that we require is significant. In order to attract and retain personnel in a competitive marketplace, we believe that we must provide a competitive compensation package, including cash and equity-based compensation. The volatility in our stock price may from time to time adversely affect our ability to recruit or retain employees. In addition, we may be unable to obtain required stockholder approvals of future increases in the number of shares available for issuance under our equity compensation plans, and accounting rules require us to treat the issuance of employee stock options and other forms of equity-based compensation as compensation expense. As a result, we may decide to issue fewer equity-based incentives and may be impaired in our efforts to attract and retain necessary personnel. If we are unable to hire and retain qualified employees, or conversely, if we fail to manage employee performance or reduce staffing levels when required by market conditions, our business and operating results could be adversely affected.

From time to time, key personnel leave our company. While we strive to reduce the negative impact of such changes, the loss of any key employee could result in significant disruptions to our operations, including adversely affecting the timeliness of product releases, the successful implementation and completion of company initiatives, the effectiveness of our disclosure controls and procedures and our internal control over financial reporting, and the results of our operations. In addition, hiring, training, and successfully integrating replacement sales and other personnel could be time consuming, may cause additional disruptions to our operations, and may be unsuccessful, which could negatively impact future revenues.

From time to time we are a party to class action lawsuits, which often require significant management time and attention and result in significant legal expenses, and which could, if not determined favorably, negatively impact our business, financial condition, results of operations, and cash flows.

We have been named as a party to class action lawsuits, and we may be named in additional litigation. The expense of defending such litigation may be costly and divert management's attention from the day-to-day operations of our business, which could adversely affect our business, results of operations, and cash flows. In addition, an unfavorable outcome in such litigation could negatively impact our business, results of operations, and cash flows.

Third parties claiming that we infringe their proprietary rights could cause us to incur significant legal expenses and prevent us from selling our products.

From time to time, we receive claims that we have infringed the intellectual property rights of others, including claims regarding patents, copyrights, and trademarks. In addition, former employers of our former, current, or future employees may assert claims that such employees have improperly disclosed to us the confidential or proprietary information of these former employers. Any such claim, with or without merit, could result in costly litigation and distract management from day-to-day operations. If we are not successful in defending such claims, we could be required to stop selling, delay shipments of, or redesign our products, pay monetary amounts as damages, enter into royalty or licensing arrangements, or satisfy indemnification obligations that we have with some of our customers. We cannot assure you that any royalty or licensing arrangements that we may seek in such circumstances will be available to us on commercially reasonable terms or at all.

In addition, we license and use software from third parties in our business. These third party software licenses may not continue to be available to us on acceptable terms or at all, and may expose us to additional liability. This liability, or our inability to use any of this third party software, could result in shipment delays or other disruptions in our business that could materially and adversely affect our operating results.

If we do not protect our proprietary information and prevent third parties from making unauthorized use of our products and technology, our financial results could be harmed.

Most of our software and underlying technology is proprietary. We seek to protect our proprietary rights through a combination of confidentiality agreements and procedures and through copyright, patent, trademark, and trade secret laws. However, all of these measures afford only limited protection and may be challenged, invalidated, or circumvented by third parties. Third parties may copy all or portions of our products or otherwise obtain, use, distribute, and sell our proprietary information without authorization. Third parties may also develop similar or superior technology independently by designing around our patents. Our shrink-wrap license agreements are not signed by licensees and therefore may be unenforceable under the laws of some jurisdictions. Furthermore, the laws of some foreign countries do not offer the same level of protection of our proprietary rights as the laws of the U.S., and we may be subject to unauthorized use of our products in those countries. The unauthorized copying or use of our products or proprietary information could result in reduced sales of our products. Any legal action to protect proprietary information that we may bring or be engaged in with a strategic partner or vendor could adversely affect our ability to access software, operating system, and hardware platforms of such partner or vendor, or cause such partner or vendor to choose not to offer our products to their customers. In addition, any legal action to protect proprietary information that we may bring or be engaged in, alone or through our alliances with the Business Software Alliance ("BSA"), or the Software & Information Industry Association ("SIIA"), could be costly, may distract management from day-to-day operations, and may lead to additional claims against us, which could adversely affect our operating results.

Some of our products contain "open source" software, and any failure to comply with the terms of one or more of these open source licenses could negatively affect our business.

Certain of our products are distributed with software licensed by its authors or other third parties under so-called "open source" licenses, which may include, by way of example, the GNU General Public License ("GPL"), GNU Lesser General Public License ("LGPL"), the Mozilla Public License, the BSD License, and the Apache

License. Some of these licenses contain requirements that we make available source code for modifications or derivative works we create based upon the open source software, and that we license such modifications or derivative works under the terms of a particular open source license or other license granting third parties certain rights of further use. By the terms of certain open source licenses, we could be required to release the source code of our proprietary software if we combine our proprietary software with open source software in a certain manner. In addition to risks related to license requirements, usage of open source software can lead to greater risks than use of third party commercial software, as open source licensors generally do not provide warranties or controls on origin of the software. We have established processes to help alleviate these risks, including a review process for screening requests from our development organizations for the use of open source, but we cannot be sure that all open source is submitted for approval prior to use in our products. In addition, many of the risks associated with usage of open source cannot be eliminated, and could, if not properly addressed, negatively affect our business.

Our software products and website may be subject to intentional disruption that could adversely impact our reputation and future sales.

Although we believe we have sufficient controls in place to prevent intentional disruptions, we expect to be an ongoing target of attacks specifically designed to impede the performance of our products and harm our reputation as a company. Similarly, experienced computer programmers may attempt to penetrate our network security or the security of our website and misappropriate proprietary information and/or cause interruptions of our services. Because the techniques used by such computer programmers to access or sabotage networks change frequently and may not be recognized until launched against a target, we may be unable to anticipate these techniques. The theft and/or unauthorized use or publication of our trade secrets and other confidential business information as a result of such an event could adversely affect our competitive position, reputation, brand and future sales of our products, and our customers may assert claims against us related to resulting losses of confidential or proprietary information. Our business could be subject to significant disruption, and we could suffer monetary and other losses and reputational harm, in the event of such incidents and claims.

Increased customer demands on our technical support services may adversely affect our relationships with our customers and our financial results.

We offer technical support services with many of our products. We may be unable to respond quickly enough to accommodate short-term increases in customer demand for support services. We also may be unable to modify the format of our support services to compete with changes in support services provided by competitors or successfully integrate support for our customers. Further customer demand for these services, without corresponding revenues, could increase costs and adversely affect our operating results.

We have outsourced a substantial portion of our worldwide consumer support functions to third party service providers. If these companies experience financial difficulties, do not maintain sufficiently skilled workers and resources to satisfy our contracts, or otherwise fail to perform at a sufficient level under these contracts, the level of support services to our customers may be significantly disrupted, which could materially harm our relationships with these customers.

Accounting charges may cause fluctuations in our quarterly financial results.

Our financial results have been in the past, and may continue to be in the future, materially affected by non-cash and other accounting charges, including:

- Amortization of intangible assets, including acquired product rights
- Impairment of goodwill
- Stock-based compensation expense
- Restructuring charges
- Impairment of long-lived assets
- Loss on sale of a business and similar write-downs of assets held for sale

For example, during fiscal 2009, we recorded a non-cash goodwill impairment charge of $7.4 billion, resulting in a significant net loss for the year. Goodwill is evaluated annually for impairment in the fourth quarter of each fiscal year or more frequently if events and circumstances warrant as we determined they did in the third quarter of fiscal 2009, and our evaluation depends to a large degree on estimates and assumptions made by our management. Our assessment of any impairment of goodwill is based on a comparison of the fair value of each of our reporting units to the carrying value of that reporting unit. Our determination of fair value relies on management's assumptions of our future revenues, operating costs, and other relevant factors. If management's estimates of future operating results change, or if there are changes to other key assumptions such as the discount rate applied to future operating results, the estimate of the fair value of our reporting units could change significantly, which could result in a goodwill impairment charge. In addition, we evaluate our other long-lived assets, including intangible assets whenever events or circumstances occur which indicate that the value of these assets might be impaired. If we determine that impairment has occurred, we could incur an impairment charge against the value of these assets.

The foregoing types of accounting charges may also be incurred in connection with or as a result of other business acquisitions. The price of our common stock could decline to the extent that our financial results are materially affected by the foregoing accounting charges.

Our effective tax rate may increase, which could increase our income tax expense and reduce (increase) our net income (loss).

Our effective tax rate could be adversely affected by several factors, many of which are outside of our control, including:

- Changes in the relative proportions of revenues and income before taxes in the various jurisdictions in which we operate that have differing statutory tax rates
- Changing tax laws, regulations, and interpretations in multiple jurisdictions in which we operate as well as the requirements of certain tax rulings
- The tax effects of purchase accounting for acquisitions and restructuring charges that may cause fluctuations between reporting periods
- Tax assessments, or any related tax interest or penalties, could significantly affect our income tax expense for the period in which the settlements take place.

The price of our common stock could decline if our financial results are materially affected by an adverse change in our effective tax rate.

We report our results of operations based on our determinations of the amount of taxes owed in the various tax jurisdictions in which we operate. From time to time, we receive notices that a tax authority in a particular jurisdiction in which we are subject to taxes has determined that we owe a greater amount of tax than we have reported to such authority. We are regularly engaged in discussions and sometimes disputes with these tax authorities. We are engaged in disputes of this nature at this time. If the ultimate determination of our taxes owed in any of these jurisdictions is for an amount in excess of the tax provision we have recorded or reserved for, our operating results, cash flows, and financial condition could be adversely affected.

Fluctuations in our quarterly financial results have affected the price of our common stock in the past and could affect our stock price in the future.

Our quarterly financial results have fluctuated in the past and are likely to vary significantly in the future due to a number of factors, many of which are outside of our control and which could adversely affect our operations and operating results. If our quarterly financial results or our predictions of future financial results fail to meet the expectations of securities analysts and investors, our stock price could be negatively affected. Any volatility in our quarterly financial results may make it more difficult for us to raise capital in the future or pursue acquisitions that involve issuances of our stock. Our operating results for prior periods may not be effective predictors of our future performance.

Factors associated with our industry, the operation of our business, and the markets for our products may cause our quarterly financial results to fluctuate, including:

- Reduced demand for any of our products
- Entry of new competition into our markets
- Competitive pricing pressure for one or more of our classes of products
- Our ability to timely complete the release of new or enhanced versions of our products
- Fluctuations in foreign currency exchange rates
- The number, severity, and timing of threat outbreaks (e.g. worms and viruses)
- Our resellers making a substantial portion of their purchases near the end of each quarter
- Enterprise customers' tendency to negotiate site licenses near the end of each quarter
- Cancellation, deferral, or limitation of orders by customers
- Movement in interest rates
- The rate of adoption of new product technologies and new releases of operating systems
- Weakness or uncertainty in general economic or industry conditions in any of the multiple markets in which we operate that could reduce customer demand and ability to pay for our products and services
- Political and military instability, which could slow spending within our target markets, delay sales cycles, and otherwise adversely affect our ability to generate revenues and operate effectively
- Budgetary constraints of customers, which are influenced by corporate earnings and government budget cycles and spending objectives
- Disruptions in our business operations or target markets caused by, among other things, earthquakes, floods, or other natural disasters affecting our headquarters located in Silicon Valley, California, an area known for seismic activity, or our other locations worldwide
- Acts of war or terrorism
- Intentional disruptions by third parties
- Health or similar issues, such as a pandemic

Any of the foregoing factors could cause the trading price of our common stock to fluctuate significantly.

Our stock price may be volatile in the future, and you could lose the value of your investment.

The market price of our common stock has experienced significant fluctuations in the past and may continue to fluctuate in the future, and as a result you could lose the value of your investment. The market price of our common stock may be affected by a number of factors, including:

- Announcements of quarterly operating results and revenue and earnings forecasts by us that fail to meet or be consistent with our earlier projections or the expectations of our investors or securities analysts
- Announcements by either our competitors or customers that fail to meet or be consistent with their earlier projections or the expectations of our investors or securities analysts
- Rumors, announcements, or press articles regarding our competitors' operations, management, organization, financial condition, or financial statements
- Changes in revenue and earnings estimates by us, our investors, or securities analysts
- Accounting charges, including charges relating to the impairment of goodwill
- Announcements of planned acquisitions or dispositions by us or by our competitors

- Announcements of new or planned products by us, our competitors, or our customers
- Gain or loss of a significant customer
- Inquiries by the SEC, NASDAQ, law enforcement, or other regulatory bodies
- Acts of terrorism, the threat of war, and other crises or emergency situations
- Economic slowdowns or the perception of an oncoming economic slowdown in any of the major markets in which we operate

The stock market in general, and the market prices of stocks of technology companies in particular, have experienced extreme price volatility that has adversely affected, and may continue to adversely affect, the market price of our common stock for reasons unrelated to our business or operating results.

Item 1B. *Unresolved Staff Comments*

There are currently no unresolved issues with respect to any Commission staff's written comments that were received at least 180 days before the end of our fiscal year to which this report relates and that relate to our periodic or current reports under the Exchange Act.

Item 2. *Properties*

Our properties consist primarily of owned and leased office facilities for sales, research and development, administrative, customer service, and technical support personnel. Our corporate headquarters is located in Mountain View, California in a 667,000 square foot facility, of which 592,000 square feet is owned and 75,000 square feet is leased. We also lease an additional 83,000 square feet in the San Francisco Bay Area. Our leased facilities are occupied under leases that expire at various times through 2029. The following table presents the approximate square footage of our facilities as of April 2, 2010 *(in thousands)*:

	Approximate Total Square Footage[1]	
Location	**Owned**	**Leased**
Americas	1,721	1,378
Europe, Middle East, and Africa	285	688
Asia Pacific/Japan	—	1,355
Total	2,006	3,421

(1) Included in the total square footage above are vacant, available-for-lease properties totaling approximately 253,000 square feet, and certain properties currently held-for-sale totaling approximately 251,000 square feet. Total square footage excludes approximately 180,000 square feet relating to facilities subleased to third parties.

We believe that our existing facilities are adequate for our current needs and that the productive capacity of our facilities is substantially utilized, except for assets held for sale.

Item 3. *Legal Proceedings*

Information with respect to this Item may be found under the heading "Litigation Contingencies" in Note 9 of the Notes to Consolidated Financial Statements in this annual report which information is incorporated into this Item 3 by reference.

Item 4. *Removed and Reserved*

PART II

Item 5. *Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities*

Market for Our Common Stock

Our common stock is traded on the Nasdaq Global Select Market under the symbol "SYMC." The high and low sales prices set forth below are as reported on the Nasdaq Global Select Market.

	Fiscal 2010				Fiscal 2009			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
High	$19.16	$18.28	$17.71	$18.17	$16.35	$17.27	$22.80	$21.95
Low	$16.13	$15.68	$14.65	$13.97	$12.54	$10.05	$16.88	$16.53

As of April 2, 2010, there were 2,502 stockholders of record of Symantec common stock. Symantec has never declared or paid any cash dividends on its capital stock. We currently intend to retain future earnings for use in our business, and, therefore, we do not anticipate paying any cash dividends on our capital stock in the foreseeable future.

Repurchases of our equity securities

Stock repurchases during the three months ended April 2, 2010 were as follows:

	Total Number of Shares Purchased	Average Price Paid Per Share	Total Number of Shares Purchased Under Publicly Announced Plans or Programs	Maximum Dollar Value of Shares That May Yet be Purchased Under the Plans or Programs
	(In millions, except per share data)			
January 2, 2010 to January 29, 2010	—	$ —	—	$936
January 30, 2010 to February 26, 2010	10	$16.95	10	$756
February 27, 2010 to April 2, 2010	1	$16.67	1	$747
Total	11	$16.93	11	

We have had stock repurchase programs in the past and have repurchased shares on a quarterly basis since the fourth quarter of fiscal 2004 under new and existing programs. Our current program was authorized by our Board of Directors on October 27, 2009 to repurchase up to $1 billion of our common stock. This program does not have an expiration date, and as of April 2, 2010, $747 million remained authorized for future repurchases. For information with regard to our stock repurchase programs, see Note 10 of the Notes to Consolidated Financial Statements in this annual report.

Stock Performance Graphs

These performance graphs shall not be deemed "filed" for purposes of Section 18 of the Exchange Act or otherwise subject to the liabilities under that Section, and shall not be deemed to be incorporated by reference into any filing of Symantec under the Securities Act or the Exchange Act.

Comparison of cumulative total return — March 31, 2005 to March 31, 2010

The graph below compares the cumulative total stockholder return on Symantec common stock from March 31, 2005 to March 31, 2010 with the cumulative total return on the S&P 500 Composite Index and the S&P Information Technology Index over the same period (assuming the investment of $100 in Symantec common stock and in each of the other indices on March 31, 2005, and reinvestment of all dividends, although no dividends other than stock dividends have been declared on Symantec common stock). The comparisons in the graph below are based on historical data and are not intended to forecast the possible future performance of Symantec common stock.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among Symantec Corporation, The S & P 500 Index
And The S & P Information Technology Index



200
150
100
50
0
DOLLARS
Symantec Corporation
S&P 500
S&P Information Technology
3/05
3/06
3/07
3/08
3/09
3/10

*$100 invested on 3/31/05 in stock or index. Fiscal year ending March 31.

	3/05	3/06	3/07	3/08	3/09	3/10
Symantec Corporation	100.00	78.90	81.11	77.92	70.04	79.36
S & P 500	100.00	111.73	124.95	118.60	73.43	109.97
S & P Information Technology	100.00	113.53	117.05	116.55	81.51	128.79

Comparison of cumulative total return — June 23, 1989 to March 31, 2010

The graph below compares the cumulative total stockholder return on Symantec common stock from June 23, 1989 (the date of Symantec's initial public offering) to March 31, 2010 with the cumulative total return on the S&P 500 Composite Index and the S&P Information Technology Index over the same period (assuming the investment of $100 in Symantec common stock and in each of the other indices on June 30, 1989, and reinvestment of all dividends, although no dividends other than stock dividends have been declared on Symantec common stock). Symantec has provided this additional data to provide the perspective of a longer time period which is consistent with Symantec's history as a public company. The comparisons in the graph below are based on historical data and are not intended to forecast the possible future performance of Symantec common stock.

COMPARISON OF 21 YEAR CUMULATIVE TOTAL RETURN*
Among Symantec Corporation, The S & P 500 Index
And S & P Information Technology Index



Symantec Corporation
S & P 500
S & P Information Technology
DOLLARS
3500
3000
2500
2000
1500
1000
500
0
6/89 3/90 3/91 3/92 3/93 3/94 3/95 3/96 3/97 3/98 3/99 3/00 3/01 3/02 3/03 3/04 3/05 3/06 3/07 3/08 3/09 3/10

*$100 invested on 6/23/89 in stock or 5/31/89 in index. Fiscal year ending March 31.

	6/89	3/90	3/91	3/92	3/93	3/94	3/95	3/96	3/97	3/98	3/99
Symantec Corporation	100.00	173.91	419.57	743.48	223.91	271.74	400.00	223.91	247.83	468.48	294.57
S & P 500	100.00	108.97	124.68	138.45	159.53	161.88	187.08	247.13	296.13	438.26	519.16
S & P Information Technology	100.00	102.38	120.64	135.21	154.40	181.96	247.95	326.72	469.94	721.22	1214.78

	3/00	3/01	3/02	3/03	3/04	3/05	3/06	3/07	3/08	3/09	3/10
Symantec Corporation	1306.52	727.17	1433.39	1362.78	3220.87	2967.65	2341.57	2406.96	2312.35	2078.61	2355.13
S & P 500	612.32	479.59	480.75	361.71	488.74	521.45	582.60	651.53	618.45	382.89	573.44
S&P Information Technology	2408.83	1014.28	1015.67	723.85	1044.49	1035.64	1198.01	1246.05	1247.31	898.40	1418.57

Item 6. *Selected Financial Data*

The following selected consolidated financial data is derived from the Consolidated Financial Statements included in this annual report. This data is qualified in its entirety by and should be read in conjunction with the more detailed Consolidated Financial Statements and related notes included in this annual report and with Item 7, *Management's Discussion and Analysis of Financial Condition and Results of Operations.* Historical results may not be indicative of future results.

During the past five fiscal years, we have made the following significant acquisitions:

- AppStream, Inc., SwapDrive, Inc., PC Tools Pty. Limited, MessageLabs Group Limited during fiscal 2009
- Altiris Inc. and Vontu Inc. during fiscal 2008
- Veritas Software Corporation, WholeSecurity, Inc., Sygate Technologies, Inc., BindView Development Corporation, IMlogic, Inc., Relicore, Inc. during fiscal 2006

Each of these acquisitions was accounted for as a business purchase and, accordingly, the operating results of these businesses have been included in the Consolidated Financial Statements included in this annual report since their respective dates of acquisition.

Five-Year Summary

	Fiscal [a,b]				
	2010[c]	2009	2008	2007[d]	2006[e]
	(In millions, except per share data)				
Consolidated Statements of Operations Data:					
Net revenue	$ 5,985	$ 6,150	$ 5,874	$ 5,199	$ 4,143
Operating income (loss)[f]	933	(6,470)	602	520	274
Net income (loss)[f]	$ 714	$ (6,786)	$ 410	$ 366	$ 157
Net income (loss) per share — basic[f]	$ 0.88	$ (8.17)	$ 0.47	$ 0.38	$ 0.16
Net income (loss) per share — diluted[f]	$ 0.87	$ (8.17)	$ 0.46	$ 0.37	$ 0.15
Shares used to compute earnings per share — basic	810	831	868	961	999
Shares used to compute earnings per share — diluted	819	831	884	983	1,026
Balance Sheet Data:					
Cash and cash equivalents	3,029	1,793	1,890	2,559	2,316
Total assets[f]	11,232	10,638	18,085	17,743	17,913
Convertible subordinated notes[g]	—	—	—	—	513
Convertible Senior Notes[h]	1,871	1,766	1,669	1,578	—
Other long-term liabilities[i]	50	90	106	21	25
Stockholders' equity	$ 4,548	$ 4,147	$11,229	$11,911	$13,668

(a) We have a 52/53-week fiscal year. Fiscal 2010, 2008, 2007, and 2006 was comprised of 52 weeks of operations. Fiscal 2009 was comprised of 53 weeks of operations.

(b) The summary reflects adjustments for the retrospective adoption of new authoritative guidance on convertible debt instruments in the first quarter of fiscal 2010.

(c) In the fourth quarter fiscal 2010, we adopted new authoritative guidance on revenue recognition. Our adoption of this guidance was applied to the beginning of our fiscal year and did not have a material impact on our consolidated financial statements. Our joint venture also adopted this guidance during its period ended December 31, 2009, which was applied to the beginning of its fiscal year. As a result of the joint venture's adoption of the guidance, our net income increased by $12 million during our fiscal 2010.

[d] In fiscal 2007, we adopted new authoritative guidance on share-based compensation. The adoption resulted in stock-based compensation charges of $155 million, $157 million, $164 million, and $154 million for fiscal years 2010, 2009, 2008, and 2007, respectively.

[e] We acquired Veritas Software Corporation on July 2, 2005 and its results of operations are included from the date of acquisition.

[f] During fiscal 2009, we recorded a non-cash goodwill impairment charge of $7.4 billion. For more information, see Note 5 of the Notes to the Consolidated Financial Statements in this annual report.

[g] In fiscal 2006, in connection with our acquisition of Veritas, we assumed $520 million of 0.25% convertible subordinated notes. These notes were paid off in their entirety in August 2006.

[h] In fiscal 2007, we issued $1.1 billion principal amount of 0.75% Convertible Senior Notes and $1.0 billion principal amount of 1.00% Convertible Senior Notes. For more information, see Notes 1 and 7 of the Notes to Consolidated Financial Statements in this annual report.

[i] Beginning in fiscal 2008, we entered into OEM placement fee contracts, which is the primary driver for the increase in liabilities.

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

OVERVIEW

Our Business

Symantec is a global provider of security, storage and systems management solutions that help businesses and consumers secure and manage their information. We provide customers worldwide with software and services that protect, manage and control information risks related to security, data protection, storage, compliance, and systems management. We help our customers manage cost, complexity and compliance by protecting their IT infrastructure as they seek to maximize value from their IT investments.

Fiscal Calendar

We have a 52/53-week fiscal year ending on the Friday closest to March 31. Unless otherwise stated, references to fiscal years in this report relate to fiscal year and periods ended April 2, 2010, April 3, 2009 and March 28, 2008. Fiscal 2010 and 2008 each consisted of 52 weeks, while fiscal 2009 consisted of 53 weeks. Our 2011 fiscal year will consist of 52 weeks and will end on April 1, 2011.

Our Operating Segments

Our operating segments are significant strategic business units that offer different products and services, distinguished by customer needs. Since the March 2008 quarter, we have operated in five operating segments: Consumer, Security and Compliance, Storage and Server Management, Services, and Other. During the first quarter of fiscal 2010, we changed our reporting segments to better align to our operating structure, resulting in the Enterprise Vault products that were formerly included in the Security and Compliance segment being moved to the Storage and Server Management segment. Also, our SaaS offerings moved to either the Security and Compliance segment or the Storage and Server Management segment from the Services segment, based on the nature of the service delivered. As a result, the revenue contribution from our SaaS offering primarily benefited our Security and Compliance segment following the move. We revised the segment information for the prior year to conform to the new presentation. For further descriptions of our operating segments, see Note 11 of the Notes to Consolidated Financial Statements in this annual report. Our reportable segments are the same as our operating segments.

Financial Results and Trends

Revenue decreased for fiscal 2010 compared to fiscal 2009. The challenging economic environment resulted in corporate IT budgets being reduced and spending has slowed from previous levels. Smaller IT budgets have led some of our corporate customers to purchase smaller volumes of our products, particularly in the Storage and Server Management segment. In addition, our storage business within the Storage and Server Management segment has been adversely affected for the last several quarters by the deceleration of demand in the server market. Additionally, we were also particularly affected by lower new license sales of our storage products on the Solaris platform. If the economic conditions affecting global markets continue or IT spending remains tight, we may continue to experience slower or negative revenue growth and our business and operating results might suffer. In light of these economic conditions, we will continue to align our cost structure with our revenue expectations. During fiscal 2010, we experienced significantly higher year-over-year OEM placement fee payments resulting from an increase in PC unit shipments on which our products were bundled. These increased payments had an adverse impact on our operating income and operating margins during the fiscal 2010 periods, particularly for our Consumer segment. We expect to see the revenue benefit from these increased placement fees in future periods.

We launched a new, internally-developed and operated eCommerce platform during fiscal 2010 that will replace the current online store for the company's Norton-branded consumer products worldwide, excluding Japan. We believe this will improve our ability to identify and capitalize on emerging customer needs and market trends and enhance the end-to-end experience our customers have with us. We have been transitioning customers to the new online store in a phased approach. The new online store is gradually ramping up worldwide coverage and is expected to reach full capacity by June 30, 2010. The development and roll-out of our new eCommerce platform adversely affected the operating margins for our Consumer segment during fiscal 2010.

The fees we have paid to Digital River have historically been recorded as an offset to revenue. As a result of bringing the eCommerce business in-house, our consumer revenue is expected to increase due to the elimination of this offset to revenue. We expect revenue to increase in the range of $80 to $100 million in fiscal 2011 from this change. Conversely, the cost of running our own eCommerce platform will be classified primarily in operating expenses with some amounts flowing through cost of revenue. Therefore, operating expenses and cost of goods sold will both rise by a corresponding amount in 2011 and we believe the net impact to earnings per share for 2011 will be neutral. Over time, we expect our new eCommerce strategy to increase consumer operating margins. We expect to capture the differential between what we have traditionally paid Digital River and the ongoing cost of operating our own eCommerce platform.

Fluctuations in the U.S. dollar compared to foreign currencies favorably impacted our international revenue by approximately $14 million for fiscal 2010 as compared to fiscal 2009. Foreign currency fluctuations had relatively little overall impact on our international revenue growth for fiscal 2009 compared to fiscal 2008. We are unable to predict the extent to which revenue in future periods will be impacted by changes in foreign currency exchange rates. If our level of international sales and expenses increase in the future, changes in foreign exchange rates may have a potentially greater impact on our revenue and operating results.

As discussed above under "Fiscal Calendar," fiscal 2010 and 2008 consisted of 52 weeks, whereas fiscal 2009 consisted of 53 weeks. The extra week contributed to additional amortization of deferred revenue of approximately $75 million in fiscal 2009.

Our net income was $714 million for fiscal 2010 and was positively impacted by a decrease of $128 million in cost of revenue related to certain acquired product rights from our acquisition of Veritas becoming fully amortized during the first quarter of our fiscal 2010. Net income was also positively impacted by a $78.5 million tax benefit in the third quarter of fiscal 2010 resulting from the December 2009 *Veritas v. Commissioner* U.S. Tax Court decision relating to the Veritas 2000 and 2001 tax years. In addition, net income for fiscal 2010 was positively impacted by $47 million of net gain from the liquidation of certain foreign legal entities.

CRITICAL ACCOUNTING ESTIMATES

The preparation of the Consolidated Financial Statements and related notes included in this annual report in accordance with generally accepted accounting principles in the United States, requires us to make estimates, which include judgments and assumptions, that affect the reported amounts of assets, liabilities, revenue, and expenses, and related disclosure of contingent assets and liabilities. We have based our estimates on historical experience and on various assumptions that we believe to be reasonable under the circumstances. We evaluate our estimates on a regular basis and make changes accordingly. Historically, our critical accounting estimates have not differed materially from actual results; however, actual results may differ from these estimates under different conditions. If actual results differ from these estimates and other considerations used in estimating amounts reflected in the Consolidated Financial Statements included in this annual report, the resulting changes could have a material adverse effect on our Consolidated Statements of Operations, and in certain situations, could have a material adverse effect on liquidity and our financial condition.

A critical accounting estimate is based on judgments and assumptions about matters that are uncertain at the time the estimate is made. Different estimates that reasonably could have been used or changes in accounting estimates could materially impact the operating results or financial condition. We believe that the estimates described below represent our critical accounting estimates, as they have the greatest potential impact on our consolidated financial statements. See also Note 1 of the Notes to the Consolidated Financial Statements included in this annual report.

Revenue Recognition

We recognize revenue in accordance with generally accepted accounting principles that have been prescribed for the software industry. We recognize revenue primarily pursuant to the requirements under the authoritative guidance on software revenue recognition, and any applicable amendments or modifications. Revenue recognition requirements in the software industry are very complex and require us to make many estimates.

For arrangements that include multiple elements, including perpetual software licenses and maintenance and/or services, packaged products with content updates, managed security services, and subscriptions, we allocate and defer revenue for the undelivered items based on vendor specific objective evidence ("VSOE") of the fair value of the undelivered elements, and recognize the difference between the total arrangement fee and the amount deferred for the undelivered items as revenue. Our deferred revenue consists primarily of the unamortized balance of enterprise product maintenance, consumer product content updates, and arrangements where VSOE does not exist, such as managed security services and subscriptions. Deferred revenue totaled approximately $3.2 billion as of April 2, 2010, of which $371 million was classified as Long-term deferred revenue in the Consolidated Balance Sheets. VSOE of each element is based on the price for which the undelivered element is sold separately. We determine fair value of the undelivered elements based on historical evidence of our stand-alone sales of these elements to third parties or from the stated renewal rate for the undelivered elements. When VSOE does not exist for undelivered items, the entire arrangement fee is recognized ratably over the performance period. Changes to the elements in a software arrangement, the ability to identify VSOE for those elements, the fair value of the respective elements, and increasing flexibility in contractual arrangements could materially impact the amount recognized in the current period and deferred over time.

For arrangements that include both software and non-software elements that are within the scope of the newly adopted accounting standards, further described below under "Recently Adopted Authoritative Guidance", we allocate revenue to the software deliverables as a group and non-software deliverables based on their relative selling prices. In such circumstances, the new accounting principles establish a hierarchy to determine the selling price to be used for allocating revenue to deliverables as follows: (i) VSOE, (ii) third-party evidence of selling price ("TPE") and (iii) best estimate of the selling price ("ESP"). When we are unable to establish selling price using VSOE or TPE, we use ESP to allocate the arrangement fees to the deliverables.

For our consumer products that include content updates, we recognize revenue and the associated cost of revenue ratably over the term of the subscription upon sell-through to end-users, as the subscription period commences on the date of sale to the end-user. We defer revenue and cost of revenue amounts for unsold product held by our distributors and resellers.

We expect our distributors and resellers to maintain adequate inventory of consumer packaged products to meet future customer demand, which is generally four or six weeks of customer demand based on recent buying trends. We ship product to our distributors and resellers at their request and based on valid purchase orders. Our distributors and resellers base the quantity of orders on their estimates to meet future customer demand, which may exceed the expected level of a four or six week supply. We offer limited rights of return if the inventory held by our distributors and resellers is below the expected level of a four or six week supply. We estimate future returns under these limited rights of return in accordance with the authoritative guidance on revenue recognition. We typically offer liberal rights of return if inventory held by our distributors and resellers exceeds the expected level. Because we cannot reasonably estimate the amount of excess inventory that will be returned, we primarily offset deferred revenue against trade accounts receivable for the amount of revenue in excess of the expected inventory levels.

Arrangements for managed security services and SaaS offerings are generally offered to our customers over a specified period of time, and we recognize the related revenue ratably over the maintenance, subscription, or service period.

Reserves for product returns. We reserve for estimated product returns as an offset to revenue based primarily on historical trends. We fully reserve for obsolete products in the distribution channels as an offset to deferred revenue. If we made different estimates, material differences could result in the amount and timing of our net revenues for any period presented. More or less product may be returned than what was estimated and/or the amount of inventory in the channel could be different than what was estimated. These factors and unanticipated changes in the economic and industry environment could make actual results differ from our return estimates.

Reserves for rebates. We estimate and record reserves for channel and end-user rebates as an offset to revenue. For consumer products that include content updates, rebates are recorded as a ratable offset to revenue over the term of the subscription. Our estimated reserves for channel volume incentive rebates are based on distributors' and resellers' actual performance against the terms and conditions of volume incentive rebate programs, which are typically entered into quarterly. Our reserves for end-user rebates are estimated based on the terms and conditions of the promotional programs, actual sales during the promotion, amount of actual redemptions received, historical redemption trends by product and by type of promotional program, and the value of the rebate. We also consider current market conditions and economic trends when estimating our reserves for rebates. If actual redemptions differ from our estimates, material differences may result in the amount and timing of our net revenues for any period presented.

Valuation of goodwill, intangible assets and long-lived assets

When we acquire businesses, we allocate the purchase price to tangible assets and liabilities and identifiable intangible assets acquired. Any residual purchase price is recorded as goodwill. The allocation of the purchase price requires management to make significant estimates in determining the fair values of assets acquired and liabilities assumed, especially with respect to intangible assets. These estimates are based on information obtained from management of the acquired companies and historical experience. These estimates can include, but are not limited to, the cash flows that an asset is expected to generate in the future, the appropriate weighted-average cost of capital, and the cost savings expected to be derived from acquiring an asset. These estimates are inherently uncertain and unpredictable, and if different estimates were used the purchase price for the acquisition could be allocated to the acquired assets and liabilities differently from the allocation that we have made. In addition, unanticipated events and circumstances may occur which may affect the accuracy or validity of such estimates, and if such events occur we may be required to record a charge against the value ascribed to an acquired asset or an increase in the amounts recorded for assumed liabilities.

Goodwill. We review goodwill for impairment on an annual basis on the first day of the fourth quarter of each fiscal year, and on an interim basis whenever events or changes in circumstances indicate that the carrying value may not be recoverable, at the reporting unit level. Our reporting units are consistent with our operating segments. Before performing the goodwill impairment test, we first assess the value of long-lived assets in each reporting unit, including tangible and intangible assets. We then perform a two-step impairment test on goodwill. In the first step, we compare the estimated fair value of equity of each reporting unit to its allocated carrying value (book value) of equity. If the carrying value of the reporting unit exceeds the fair value of the equity associated with that unit, there is an indicator of impairment and we must perform the second step of the impairment test. This second step involves determining the implied fair value of that reporting unit's goodwill in a manner similar to the purchase price allocation for an acquired business, using the reporting unit's calculated fair value as an assumed purchase price. If the carrying value of the reporting unit's goodwill exceeds its implied fair value, then we would record an impairment loss equal to the excess.

The process of estimating the fair value and carrying value of our reporting units' equity requires significant judgment at many points during the analysis. Many assets and liabilities, such as accounts receivable and property and equipment, are not specifically allocated to an individual reporting unit, and therefore, we apply judgment to allocate the assets and liabilities, and this allocation affects the carrying value of the respective reporting units. Similarly, we use judgment to allocate goodwill to the reporting units based on relative fair values. The use of relative fair values has been necessary for certain reporting units due to changes in our operating structure in prior years. To determine a reporting unit's fair value, we use the income approach under which we calculate the fair value of each reporting unit based on the estimated discounted future cash flows of that unit. We evaluate the reasonableness of this approach with the market approach, which involves a review of the carrying value of our assets relative to our market capitalization and to the valuation of publicly traded companies operating in the same or similar lines of business.

Applying the income approach requires that we make a number of important estimates and assumptions. We estimate the future cash flows of each reporting unit based on historical and forecasted revenue and operating costs. This, in turn, involves further estimates, such as estimates of future revenue and expense growth rates and foreign exchange rates. In addition, we apply a discount rate to the estimated future cash flows for the purpose of the valuation. This discount rate is based on the estimated weighted-average cost of capital for each reporting unit and may change from year to year. For example, in our valuation process in the fourth quarter of fiscal 2010 we used a lower discount rate than in the prior year due to stabilized risk associated with the global economic conditions. Changes in these key estimates and assumptions, or in other assumptions used in this process, could materially affect our impairment analysis for a given year.

As of April 2, 2010, our goodwill balance was $4.6 billion. Based on the impairment analysis performed on January 2, 2010, we determined that the fair value of each of our reporting units exceeded the carrying value of the unit by more than 20% of the carrying value. While discount rates are only one of several important estimates used in the analysis, we determined that an increase of one percentage point in the discount rate used for each respective reporting unit would not have resulted in an impairment indicator for any unit at the time of this analysis.

A number of factors, many of which we have no ability to control, could affect our financial condition, operating results and business prospects and could cause actual results to differ from the estimates and assumptions we employed. These factors include:

- a prolonged global economic crisis;
- a significant decrease in the demand for our products;
- the inability to develop new and enhanced products and services in a timely manner;
- a significant adverse change in legal factors or in the business climate;
- an adverse action or assessment by a regulator;
- successful efforts by our competitors to gain market share in our markets;
- a loss of key personnel;
- our determination to dispose of one or more of our reporting units;
- the testing for recoverability of a significant asset group within a reporting unit; and
- recognition of a goodwill impairment loss

Intangible Assets. We assess the impairment of identifiable intangible assets whenever events or changes in circumstances indicate that an asset group's carrying amount may not be recoverable. In addition, for intangible assets with indefinite lives, we review such assets for impairment on an annual basis consistent with the timing of the annual evaluation for goodwill. An impairment loss would be recognized when the sum of the undiscounted estimated future cash flows expected to result from the use of the asset group and its eventual disposition is less than its carrying amount. Such impairment loss would be measured as the difference between the carrying amount of the asset group and its fair value. Our cash flow assumptions are based on historical and forecasted revenue, operating costs, and other relevant factors. If management's estimates of future operating results change, or if there are changes to other assumptions, the estimate of the fair value of our identifiable intangible assets could change significantly. Such change could result in impairment charges in future periods, which could have a significant impact on our operating results and financial condition.

We record impairment charges on developed technology or acquired product rights when we determine that the net realizable value of the assets may not be recoverable. To determine the net realizable value of the assets, we use the estimated future gross revenue from each product. Our estimated future gross revenue of each product is based on company forecasts and is subject to change.

Long-Lived Assets (including Assets Held for Sale). We assess long-lived assets to be held and used for impairment whenever events or changes in circumstances indicate that the carrying value of the long-lived assets may not be recoverable. Based on the existence of one or more indicators of impairment, we measure any impairment of long-lived assets based on a projected undiscounted cash flow method using assumptions determined by management to be commensurate with the risk inherent in our current business model. Our estimates of cash flows require significant judgment based on our historical and anticipated results and are subject to many factors which could change and cause a material impact to our operating results or financial condition. We record impairment charges on long-lived assets held for sale when we determine that the carrying value of the long-lived assets may not be recoverable. In determining our fair value, we obtain and consider market value appraisal information from third-parties.

Fair Value of Financial Instruments

The assessment of fair value for our financial instruments is based on the authoritative guidance on fair value measurements which establishes a fair value hierarchy that is based on three levels of inputs and requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

We use inputs such as actual trade data, benchmark yields, broker/dealer quotes and other similar data which are obtained from independent pricing vendors, quoted market prices or other sources to determine the ultimate fair value of our assets and liabilities. We use such pricing data as the primary input, to which we have not made any material adjustments, to make our assessments and determinations as to the ultimate valuation of our investment portfolio, and we are ultimately responsible for the financial statements and underlying estimates. The fair value and inputs are reviewed for reasonableness, may be further validated by comparison to publicly available information and could be adjusted based on market indices or other information that management deems material to their estimate of fair value.

As of April 2, 2010, our financial instruments measured at fair value on a recurring basis included $2.4 billion of assets. Our cash equivalents primarily consist of money market funds, bank securities, and government securities and represent 99% of our total financial instruments measured at fair value on a recurring basis.

As of April 2, 2010, $2.1 billion of investments were classified as Level 1, most of which represents investments in money market funds. These were classified as Level 1 because their valuations were based on quoted prices for identical securities in active markets. Determining fair value for Level 1 instruments generally does not require significant management judgment.

As of April 2, 2010, $342 million of investments were classified as Level 2, of which $216 million and $116 million (representing a combined 97% of Level 2 financial instruments) represent investments in bank securities and government securities, respectively. These were classified as Level 2 because either (1) the estimated fair value is based on the fair value of similar securities or (2) their valuations were based on pricing models with all significant inputs derived from or corroborated by observable market prices for identical securities in markets with insufficient volume or infrequent transactions (less active markets). Level 2 inputs generally are based on non-binding market consensus prices that are corroborated by observable market data; quoted prices for similar instruments; and/or model-derived valuations in which all significant inputs are observable or can be derived principally from or corroborated with observable market data for substantially the full term of the assets or liabilities or quoted prices for similar assets or liabilities. While determining the fair value for Level 2 instruments does not necessarily require significant management judgment, it generally involves the following level of judgment and subjectivity:

- Determining whether a market is considered active- An assessment of an active market for marketable securities generally takes into consideration whether a trading market exists for a given instrument or trading volume for each instrument type. Our Level 2 financial instruments were classified due to either low trading activity in active markets or no active market existing. For those securities where no active market existed, amortized cost was used and approximates fair value because of their short maturities. For certain financial instruments classified as Level 2 as of April 2, 2010, we used identical securities for determining fair value.

- Determining which model-derived valuations to use in determining fair value- When observable market prices for identical securities or similar securities are not available, we may price marketable securities using: non-binding market consensus prices that are corroborated with observable market data; or pricing models, such as discounted cash flow approaches, with all significant inputs derived from or corroborated with observable market data. In addition, the credit ratings for issuers of debt instruments in which we are invested could change, which could lead to lower fair values. As of April 2, 2010, the fair value of $6 million of fixed-income securities was determined using benchmark pricing models for identical or similar securities.

As of April 2, 2010, we have no financial instruments with unobservable inputs classified in Level 3 under the hierarchy set forth under the authoritative guidance on fair value measurements. Level 3 instruments generally would include unobservable inputs to be used in the valuation methodology that are significant to the measurement of fair value of assets or liabilities. The determination of fair value for Level 3 instruments requires the most management judgment and subjectivity.

Stock-based Compensation

We account for stock-based compensation in accordance with the authoritative guidance on stock compensation. Under the fair value recognition provisions of this guidance, stock-based compensation is measured at the grant date based on the fair value of the award and is recognized as expense over the requisite service period, which is generally the vesting period of the respective award.

Determining the fair value of stock-based awards at the grant date requires judgment. We use the Black-Scholes option-pricing model to determine the fair value of stock options. The determination of the grant date fair value of options using an option-pricing model is affected by our stock price as well as assumptions regarding a number of complex and subjective variables. These variables include our expected stock price volatility over the term of the options, actual and projected employee stock option exercise and cancellation behaviors, risk-free interest rates, and expected dividends.

We estimate the expected life of options granted based on an analysis of our historical experience of employee exercise and post-vesting termination behavior considered in relation to the contractual life of the option. Expected volatility is based on the average of historical volatility for the period commensurate with the expected life of the option and the implied volatility of traded options. The risk free interest rate is equal to the U.S. Treasury constant maturity rates for the period equal to the expected life. We do not currently pay cash dividends on our common stock and do not anticipate doing so in the foreseeable future. Accordingly, our expected dividend yield is zero.

In accordance with the authoritative guidance on stock compensation, we only record stock-based compensation expense for awards that are expected to vest. As a result, judgment is also required in estimating the amount of stock-based awards that are expected to be forfeited. Although we estimate forfeitures based on historical experience, actual forfeitures may differ. If actual results differ significantly from these estimates, stock-based compensation expense and our results of operations could be materially impacted when we record a true-up for the difference in the period that the awards vest.

Contingencies and Litigation

We evaluate contingent liabilities including threatened or pending litigation in accordance with the authoritative guidance on contingencies. We assess the likelihood of any adverse judgments or outcomes from a potential claim or legal proceeding, as well as potential ranges of probable losses, when the outcomes of the claims or proceedings are probable and reasonably estimable. A determination of the amount of accrued liabilities required, if any, for these contingencies is made after the analysis of each separate matter. Because of uncertainties related to these matters, we base our estimates on the information available at the time of our assessment. As additional information becomes available, we reassess the potential liability related to its pending claims and litigation and may revise our estimates. Any revisions in the estimates of potential liabilities could have a material impact on our operating results and financial position.

Income Taxes

We are required to compute our income taxes in each federal, state, and international jurisdiction in which we operate. This process requires that we estimate the current tax exposure as well as assess temporary differences between the accounting and tax treatment of assets and liabilities, including items such as accruals and allowances not currently deductible for tax purposes. The income tax effects of the differences we identify are classified as current or long-term deferred tax assets and liabilities in our Consolidated Balance Sheets. Our judgments, assumptions, and estimates relative to the current provision for income tax take into account current tax laws, our interpretation of current tax laws, and possible outcomes of current and future audits conducted by foreign and domestic tax authorities. Changes in tax laws or our interpretation of tax laws and the resolution of current and future tax audits could significantly impact the amounts provided for income taxes in our Consolidated Balance Sheets and Consolidated Statements of Operations.

We account for uncertain tax issues pursuant to authoritative guidance based on a two-step approach to recognize and measure uncertain tax positions taken or expected to be taken in a tax return. The first step is to determine if the weight of available evidence indicates that it is more likely than not that the tax position will be sustained on audit, including resolution of any related appeals or litigation processes. The second step is to measure the tax benefit as the largest amount that is more than 50% likely to be realized upon ultimate settlement. We adjust reserves for our uncertain tax positions due to changing facts and circumstances, such as the closing of a tax audit, refinement of estimates, or realization of earnings or deductions that differ from our estimates. To the extent that the final outcome of these matters is different than the amounts recorded, such differences will impact our tax provision in our Consolidated Statements of Operations in the period in which such determination is made.

We must also assess the likelihood that deferred tax assets will be realized from future taxable income and, based on this assessment establish a valuation allowance, if required. Our determination of our valuation allowance is based upon a number of assumptions, judgments, and estimates, including forecasted earnings, future taxable income, and the relative proportions of revenue and income before taxes in the various domestic and international jurisdictions in which we operate. To the extent we establish a valuation allowance or change the valuation allowance in a period, we reflect the change with a corresponding increase or decrease to our tax provision in our Consolidated Statements of Operations.

In July 2008, we reached an agreement with the IRS concerning our eligibility to claim a lower tax rate on a distribution made from a Veritas foreign subsidiary prior to the July 2005 acquisition. The distribution was intended to be made pursuant to the American Jobs Creation Act of 2004, and therefore eligible for a 5.25% effective U.S. federal rate of tax, in lieu of the 35% statutory rate. The final impact of this agreement is not yet known since this relates to the taxability of earnings that are otherwise the subject of the tax years 2000-2001 transfer pricing dispute which in turn is being addressed in the U.S. Tax Court. To the extent that we owe taxes as a result of the transfer pricing dispute, we anticipate that the incremental tax due from this negotiated agreement will decrease. We currently estimate that the most probable outcome from this negotiated agreement will be that we will owe $13 million or less, for which an accrual has already been made. We made a payment of $130 million to the IRS for this matter in May 2006. We applied $110 million of this payment as a deposit on the outstanding transfer pricing matter for the tax years 2000-2004.

RESULTS OF OPERATIONS

Total Net Revenue

	Fiscal 2010	2010 vs. 2009 $	2010 vs. 2009 %	Fiscal 2009	2009 vs. 2008 $	2009 vs. 2008 %	Fiscal 2008
				($ in millions)			
Net revenue	$5,985	$(165)	(3)%	$6,150	$276	5%	$5,874

Net revenue decreased for fiscal 2010, as compared to fiscal 2009, primarily due to a $336 million decrease in License revenue partially offset by a $171 million increase in Content, subscription, and maintenance revenue. The net decrease was primarily due to decreased license revenue from our Storage and Server Management segment as a result of the overall market weakness in server sales and tight IT spending due to the global economic slowdown and the uncertainty surrounding the acquisition of Sun Microsystems, Inc. by Oracle Corporation. This decrease was partially offset by strength in our Consumer segment and the items discussed above under "Financial Results and Trends."

Net revenue increased for fiscal 2009, as compared to fiscal 2008, primarily due to a $302 million increase in Content, subscription, and maintenance revenue. This increase was primarily related to increased revenue in our Storage and Server Management and Services segments and the items discussed above under "Financial Results and Trends."

Content, subscription, and maintenance revenue

	Fiscal 2010	2010 vs. 2009 $	2010 vs. 2009 %	Fiscal 2009	2009 vs. 2008 $	2009 vs. 2008 %	Fiscal 2008
				($ in millions)			
Content, subscription, and maintenance revenue	$5,034	$171	4%	$4,863	$302	7%	$4,561
Percentage of total net revenue	84%			79%			78%

Content, subscription, and maintenance revenue increased for fiscal 2010, as compared to fiscal 2009, as a result of strength in our Consumer segment primarily due to increases in revenue from acquired security products and the gradual global ramp up of our eCommerce platform, as well as revenue from our fiscal 2009 acquisitions of MessageLabs and PC Tools, and the items discussed above under "Financial Results and Trends."

Content, subscription, and maintenance revenue increased for fiscal 2009, as compared to fiscal 2008, primarily due to an aggregate increase in content, subscription and maintenance revenue from the Storage and Server Management and Services segments of $237 million. The increase in these two segments' revenue was largely attributable to demand for our Storage and Server Management products and consulting services as a result of increased demand for security and storage solutions. This increased demand was driven by the proliferation of structured and unstructured data and increasing sales of services in conjunction with our license sales. The increased demand was also a result of our focus on offering our customers a more comprehensive IT solution. Furthermore, growth in our customer base through acquisitions and new license sales resulted in an increase to Content, subscription, and maintenance revenue because a large number of our customers renew their annual maintenance contracts.

License revenue

	Fiscal 2010	2010 vs. 2009 $	2010 vs. 2009 %	Fiscal 2009	2009 vs. 2008 $	2009 vs. 2008 %	Fiscal 2008
				($ in millions)			
License revenue	$951	$(336)	(26)%	$1,287	$(26)	(2)%	$1,313
Percentage of total net revenue	16%			21%			22%

License revenue decreased for fiscal 2010, as compared to fiscal 2009, primarily due to the global economic slowdown and customers emphasizing purchases of smaller volumes of new licenses consistent with their near term needs during the periods presented, as well as for the items discussed above under "Financial Results and Trends."

License revenue decreased slightly for fiscal 2009, as compared to fiscal 2008, primarily due to a decrease in revenue related to our Security and Compliance products, offset by an increase in revenue related to our Storage and Server Management products. The decreases in Security and Compliance license revenue was primarily a result of the challenging economic environment and a decline in demand from small and medium businesses. The offsetting increases in Storage and Server Management license revenue are a result of increased demand for storage solutions driven by the proliferation of structured and unstructured data.

Net revenue and operating income by segment

Consumer Segment

	Fiscal 2010	2010 vs. 2009 $	2010 vs. 2009 %	Fiscal 2009	2009 vs. 2008 $	2009 vs. 2008 %	Fiscal 2008
				($ in millions)			
Consumer revenue	$1,871	$ 98	6%	$1,773	$27	2%	$1,746
Percentage of total net revenue	31%			29%			30%
Consumer operating income	$ 860	$(88)	(9)%	$ 948	$ 9	1%	$ 939
Percentage of Consumer revenue	46%			53%			54%

Consumer revenue increased for fiscal 2010, as compared to fiscal 2009, primarily due to increases in revenue from acquired security products, our core consumer products in the electronic channel, and the items discussed above under "Financial Results and Trends."

Our electronic channel sales are derived from OEMs, subscriptions, upgrades, online sales, and renewals. Electronic channel revenue has increased year-over-year since fiscal 2008. Electronic sales accounted for approximately 81%, 78%, and 73% of Consumer revenue for fiscal 2010, 2009 and 2008, respectively.

Operating income for the Consumer segment decreased for fiscal 2010, as compared to fiscal 2009, as expense growth outpaced revenue growth. Total expenses for the segment increased primarily as a result of the higher OEM placement fees and costs associated with our development and operation of our new proprietary eCommerce platform, both discussed above under "Financial Results and Trends."

Consumer revenue increased for fiscal 2009, as compared to fiscal 2008, primarily due to an increase from our core consumer security products in our electronic channels, partially offset by a decrease in our retail channels. In addition, Consumer revenue increased from the sale of our consumer services and acquired security products.

Operating income for this segment increased for fiscal 2009, as compared to fiscal 2008, as the increase in revenue more than offset the increase in expenses. Total expenses for fiscal 2009 increased primarily as a result of the PC Tools acquisition.

Security and Compliance Segment

	Fiscal 2010	2010 vs. 2009 $	2010 vs. 2009 %	Fiscal 2009	2009 vs. 2008 $	2009 vs. 2008 %	Fiscal 2008
				($ in millions)			
Security and Compliance revenue	$1,411	$(39)	(3)%	$1,450	$ 8	1%	$1,442
Percentage of total net revenue	24%			24%			25%
Security and Compliance operating income	$ 371	$(69)	(16)%	$ 440	$21	5%	$ 419
Percentage of Security and Compliance revenue	26%			30%			29%

Security and Compliance revenue decreased for fiscal 2010, as compared to fiscal 2009, as a result of the items discussed above under "Financial Results and Trends," partially offset by increases in revenue from acquired security products.

Operating income for the segment decreased for fiscal 2010, as compared to fiscal 2009, as revenue decreased while expenses increased as a result of our fiscal 2009 acquisitions, partially offset by our cost containment measures.

Security and Compliance revenue was relatively consistent for fiscal 2009, as compared to fiscal 2008.

Operating income for the Security and Compliance segment increased for fiscal 2009, as compared to fiscal 2008, as expenses decreased while revenue growth remained relatively consistent. Total expenses for fiscal 2009 benefited from our ongoing focus on cost efficiency.

Storage and Server Management Segment

	Fiscal 2010	2010 vs. 2009 $	2010 vs. 2009 %	Fiscal 2009	2009 vs. 2008 $	2009 vs. 2008 %	Fiscal 2008
				($ in millions)			
Storage and Server Management segment	$2,287	$(206)	(8)%	$2,493	$190	8%	$2,303
Percentage of total net revenue	38%			40%			39%
Storage and Server Management operating income	$1,097	$ 16	1%	$1,081	$361	50%	$ 720
Percentage of Storage and Server Management revenue	48%			43%			31%

Storage and Server Management revenue decreased for fiscal 2010, as compared to fiscal 2009, primarily due to the overall market weakness in server sales and our customers buying smaller volumes of new licenses consistent with their near term needs, particularly with respect to our storage management products, as well as the items discussed above under "Financial Results and Trends."

Operating income for the Storage and Server Management segment increased for fiscal 2010, as compared to fiscal 2009, as the decrease in expenses more than offset the decrease in revenue due to our ongoing focus on cost efficiency.

Storage and Server Management revenue increased for fiscal 2009, as compared to fiscal 2008, primarily due to increased sales of products related to storage management, data protection, disaster recovery and products supporting high availability. The demand for these products was driven by the increase in the proliferation of structured and unstructured data, as well as the increasing demand for optimization of storage systems.

Operating income for the Storage and Server Management segment increased for fiscal 2009, as compared to fiscal 2008, as the growth in revenue was coupled with a decrease in expenses. Total expenses for fiscal 2009 decreased partly as a result of fiscal 2008 divestiture of a business.

Services Segment

	Fiscal 2010	2010 vs. 2009 $	2010 vs. 2009 %	Fiscal 2009	2009 vs. 2008 $	2009 vs. 2008 %	Fiscal 2008
				($ in millions)			
Services segment	$416	$(17)	(4)%	$433	$52	14%	$381
Percentage of total net revenue	7%			7%			6%
Services operating income (loss)	$ 42	$ 9	27%	$ 33	$56	243%	$(23)
Percentage of Services revenue	10%			8%			(6)%

Services revenue decreased for fiscal 2010, as compared to fiscal 2009, primarily due to a reduction in consulting revenue associated with new license sales, in addition to the items discussed above under "Financial Results and Trends."

Operating income for the Services segment increased for fiscal 2010, as compared to fiscal 2009, as various cost control initiatives led to better margins.

Services revenue increased for fiscal 2009, as compared to fiscal 2008, primarily due to an increase in revenue in our consulting services and Business Critical Services, as a result of increased demand for more comprehensive software implementation assistance and increased demand for our Business Critical Services. Customers purchased our service offerings in conjunction with the purchase of our products and augmented the capabilities of their own IT staff with our onsite consultants.

The operating loss for the Services segment decreased for fiscal 2009, as compared to fiscal 2008, as revenue growth exceeded expense growth for the segment. Our focus on margin improvement contributed to the decrease in operating loss.

Other segment

	Fiscal 2010	2010 vs. 2009 $	2010 vs. 2009 %	Fiscal 2009	2009 vs. 2008 $	2009 vs. 2008 %	Fiscal 2008
			($ in millions)				
Other segment	$ —	$ (1)	(100)%	$ 1	$ (1)	(50)%	$ 2
Percentage of total net revenue	0%			0%			0%
Other operating loss	$(1,437)	$7,535	*	$(8,972)	$(7,519)	*	$(1,453)
Percentage of Other revenue	*			*			*

* Percentage not meaningful

Revenue from our Other segment consists primarily of sunset products and products nearing the end of their life cycle. The operating loss of our Other segment includes general and administrative expenses; amortization of acquired product rights, other intangible assets, and other assets; impairment charges for goodwill and assets held for sale; charges such as stock-based compensation and restructuring; and certain indirect costs that are not charged to the other operating segments. The operating loss of our Other segment for fiscal 2009 primarily consisted of a non-cash goodwill impairment charge of $7.4 billion.

Net revenue by geographic region

	Fiscal 2010	2010 vs. 2009 $	2010 vs. 2009 %	Fiscal 2009	2009 vs. 2008 $	2009 vs. 2008 %	Fiscal 2008
			($ in millions)				
Americas (U.S., Canada and Latin America)	$3,241	$ (75)	(2)%	$3,316	$220	7%	$3,096
Percentage of total net revenue	54%			54%			53%
EMEA (Europe, Middle East, Africa)	$1,838	$(120)	(6)%	$1,958	$ (5)	0%	$1,963
Percentage of total net revenue	31%			32%			33%
Asia Pacific/Japan	$ 906	$ 30	3%	$ 876	$ 61	7%	$ 815
Percentage of total net revenue	15%			14%			14%
Total net revenue	$5,985			$6,150			$5,874

Americas revenue decreased for fiscal 2010 as compared to fiscal 2009 primarily due to decreased revenue related to our Storage and Server Management, Security and Compliance and Services segments, partially offset by increased revenue related to our Consumer segment.

EMEA revenue decreased for fiscal 2010 as compared to fiscal 2009 primarily due to decreased revenue across all of our segments, particularly Storage and Server Management.

Asia Pacific Japan revenue increased for fiscal 2010 as compared to fiscal 2009 primarily due to increased revenue related to our Consumer and Security and Compliance segments, partially offset by decreased revenue in our Storage and Server Management segment.

Americas revenue increased for fiscal 2009 as compared to fiscal 2008 primarily due to increased revenue related to our Storage and Server Management and Services segments. In addition, for fiscal 2009 as compared to fiscal 2008, Americas revenue related to our Consumer segment increased driven by demand for our Consumer segment products suites.

EMEA revenue decreased slightly for fiscal 2009 as compared to fiscal 2008 primarily due to decreased revenue related to our Consumer and Security and Compliance segments as a result of a strengthening U.S. dollar and a decrease in endpoint security product sales to small and medium sized businesses. This decrease was partially offset by an increase in revenue related to our Storage and Server Management and Services segments.

Asia Pacific Japan revenue increased for fiscal 2009 as compared to fiscal 2008 primarily due to increased revenue related to our Storage and Server Management segment.

Our international sales are and will continue to be a significant portion of our net revenue. As a result, net revenue will continue to be affected by foreign currency exchange rates as compared to the U.S. dollar. We are unable to predict the extent to which revenue in future periods will be impacted by changes in foreign currency exchange rates. If international sales become a greater portion of our total sales in the future, changes in foreign currency exchange rates may have a potentially greater impact on our revenue and operating results.

Cost of Revenue

	Fiscal 2010	2010 vs. 2009 $	2010 vs. 2009 %	Fiscal 2009	2009 vs. 2008 $	2009 vs. 2008 %	Fiscal 2008
			($ in millions)				
Cost of revenue	$1,105	$(122)	(10)%	$1,227	$7	1%	$1,220
Gross margin	82%			80%			79%

Cost of revenue consists primarily of the amortization of acquired product rights, fee-based technical support costs, costs of billable services, payments to OEMs under revenue-sharing arrangements, manufacturing and direct material costs, and royalties paid to third parties under technology licensing agreements.

Gross margin increased in fiscal 2010, as compared to fiscal 2009, primarily due to a decrease in amortization of acquired product rights related to our acquisition of Veritas.

Gross margin increased slightly in fiscal 2009, as compared to fiscal 2008, primarily due to higher revenue and, to a lesser extent, lower OEM royalty payments and distribution costs, partially offset by a year-over-year increase in technical support costs.

Cost of content, subscription, and maintenance

	Fiscal 2010	2010 vs. 2009 $	2010 vs. 2009 %	Fiscal 2009	2009 vs. 2008 $	2009 vs. 2008 %	Fiscal 2008
			($ in millions)				
Cost of content, subscription, and maintenance	$849	$9	1%	$840	$14	2%	$826
As a percentage of related revenue	17%			17%			18%

Cost of content, subscription, and maintenance consists primarily of fee-based technical support costs, costs of billable services, and payments to OEMs under revenue-sharing agreements. Cost of content, subscription, and maintenance as a percentage of related revenue remained relatively consistent for fiscal 2010, as compared to fiscal 2009, as increases in royalty and technical support costs were partially offset by decreases in services and distribution costs for the respective periods.

Cost of content, subscription, and maintenance as a percentage of related revenue for fiscal 2009 decreased slightly as compared to fiscal 2008. The decrease was primarily driven by higher revenue, lower OEM royalties and distribution costs, partially offset by a year-over-year increase in technical support costs.

Cost of license

	Fiscal 2010	2010 vs. 2009 $	2010 vs. 2009 %	Fiscal 2009	2009 vs. 2008 $	2009 vs. 2008 %	Fiscal 2008
			($ in millions)				
Cost of license	$22	$(13)	(37)%	$35	$(10)	(22)%	$45
As a percentage of related revenue	2%			3%			3%

Cost of license consists primarily of royalties paid to third parties under technology licensing agreements and manufacturing and direct material costs. Cost of license remained relatively consistent as a percentage of the related revenue for fiscal 2010, as compared to fiscal 2009.

Cost of license remained consistent as a percentage of the related revenue for fiscal 2009 as compared to fiscal 2008. Decreases in manufacturing and site license costs were partially offset by higher royalties.

Amortization of acquired product rights

	Fiscal 2010	2010 vs. 2009 $	2010 vs. 2009 %	Fiscal 2009	2009 vs. 2008 $	2009 vs. 2008 %	Fiscal 2008
				($ in millions)			
Amortization of acquired product rights	$234	$(118)	(34)%	$352	$3	1%	$349
Percentage of total net revenue	4%			6%			6%

Acquired product rights are comprised of developed technologies and patents from acquired companies. The decrease in amortization for fiscal 2010, as compared to fiscal 2009, was primarily due to certain acquired product rights from our acquisition of Veritas becoming fully amortized during the first quarter of our fiscal 2010. This decrease was partially offset by additional amortization from product rights acquired from SwapDrive, PC Tools and MessageLabs during fiscal 2009.

The increase in amortization for fiscal 2009, as compared to fiscal 2008, was primarily due to amortization associated with our SwapDrive, PC Tools and MessageLabs acquisitions during fiscal 2009, offset in part by the APM business divestiture in fiscal 2008.

Operating Expenses

Operating expenses overview

As discussed above under "Financial Results and Trends," our operating expenses for fiscal 2010 include 52 weeks of activity as compared to 53 weeks for fiscal 2009, which had a favorable impact on the year-over-year comparison of our operating expenses. Our operating expenses for fiscal 2010, as compared to fiscal 2009, were not materially impacted by changes in foreign exchange rates.

Our operating expenses for fiscal 2009, as compared to fiscal 2008, increased as a result of an additional week during fiscal 2009, which was partially offset by a stronger U.S. dollar in fiscal 2009 compared to fiscal 2008.

Our operating expenses for Fiscal 2010, 2009 and 2008 were favorably impacted by the restructuring plans discussed below.

Sales and marketing expense

	Fiscal 2010	2010 vs. 2009 $	2010 vs. 2009 %	Fiscal 2009	2009 vs. 2008 $	2009 vs. 2008 %	Fiscal 2008
				($ in millions)			
Sales and marketing expense	$2,367	$(19)	(1)%	$2,386	$(29)	(1)%	$2,415
Percentage of total net revenue	40%			39%			41%

Sales and marketing expense remained relatively flat during fiscal 2010 as compared to fiscal 2009. Fiscal 2010 sales and marketing expense reflects the impact of our prior year restructuring plan, partially offset by increases in headcount related expenses from our fiscal 2009 acquisitions and increases in Consumer OEM fees and costs associated with the development and operations of our new proprietary eCommerce platform. As a percent of net revenue, sales and marketing expense increased as a result of these factors coupled with the decrease in total net revenue.

Sales and marketing expense decreased during fiscal 2009, as compared to fiscal 2008, as a result of favorable foreign exchange rates and our restructuring plans, partially offset by an additional week of operations for fiscal 2009. As a percent of net revenue, sales and marketing expense decreased as a result of these factors coupled with the increase in total net revenue.

Research and development expense

	Fiscal 2010	2010 vs. 2009 $	2010 vs. 2009 %	Fiscal 2009	2009 vs. 2008 $	2009 vs. 2008 %	Fiscal 2008
				($ in millions)			
Research and development expense	$857	$(13)	(1)%	$870	$(25)	(3)%	$895
Percentage of total net revenue	14%			14%			15%

As a percent of net revenue, research and development expense has remained relatively consistent in fiscal 2010, 2009 and 2008.

General and administrative expense

	Fiscal 2010	2010 vs. 2009 $	2010 vs. 2009 %	Fiscal 2009	2009 vs. 2008 $	2009 vs. 2008 %	Fiscal 2008
			($ in millions)				
General and administrative expense	$352	$9	3%	$343	$(5)	(1)%	$348
Percentage of total net revenue	6%			6%			6%

General and administrative expense has remained relatively consistent for the periods presented, both in absolute dollars and as a percentage of net revenue.

Amortization of other purchased intangible assets

	Fiscal 2010	2010 vs. 2009 $	2010 vs. 2009 %	Fiscal 2009	2009 vs. 2008 $	2009 vs. 2008 %	Fiscal 2008
			($ in millions)				
Amortization of other purchased intangible assets	$247	$14	6%	$233	$8	4%	$225
Percentage of total net revenue	4%			4%			4%

Other purchased intangible assets are comprised of customer relationships and tradenames. Amortization for fiscal 2010, compared to fiscal 2009, increased as a result of our fiscal 2009 acquisitions. As a percentage of net revenue, amortization of other purchased intangible assets remained relatively consistent for fiscal 2010 compared to fiscal 2009. Amortization for fiscal 2009 compared to fiscal 2008 was relatively consistent.

Restructuring and transformation

	Fiscal 2010	2010 vs. 2009 $	2010 vs. 2009 %	Fiscal 2009	2009 vs. 2008 $	2009 vs. 2008 %	Fiscal 2008
			($ in millions)				
Severance	$56			$64			$59
Facilities and other	10			11			15
Transition, transformation and other costs	28			21			—
Restructuring and transformation	$94	$(2)	(2)%	$96	$22	30%	$74
Percentage of total net revenue	2%			2%			1%

The restructuring charges for fiscal 2010 primarily consisted of severance and charges related to the 2010 Restructuring Plan ("2010 Plan") and 2008 Restructuring Plan ("2008 Plan"), and transition and transformation costs related to the outsourcing of certain back office functions. The restructuring charges for fiscal 2009 and fiscal 2008, primarily consisted of severance charges related to the 2008 Plan and prior plans and acquisition-related plans.

Total remaining severance charges are estimated to range from $50 million to $80 million, primarily for the 2010 Plan. Total remaining facilities charges are estimated to range from $35 million to $45 million related to the 2010 Plan. Total remaining costs for the transition and transformation activities associated with outsourcing back office functions are estimated to be approximately $10 million to $20 million. For further information on restructuring, see Note 8 of the Notes to Consolidated Financial Statements.

Impairment of goodwill and Loss and impairment of assets held for sale

	Fiscal 2010	2010 vs. 2009 $	2010 vs. 2009 %	Fiscal 2009	2009 vs. 2008 $	2009 vs. 2008 %	Fiscal 2008
			($ in millions)				
Impairment of goodwill	$—	$(7,419)	(100)%	$7,419	$7,419	100%	$—
Percentage of total net revenue	0%			121%			0%
Loss and impairment of assets held for sale	$30	$ (16)	(35)%	$ 46	$ (49)	(52)%	$95
Percentage of total net revenue	1%			1%			2%

In accordance with the authoritative guidance on goodwill and other intangibles, we evaluate goodwill for impairment at least annually and any time business conditions indicate a potential change in recoverability. During the fourth quarter of fiscal 2010, we performed our annual impairment analysis and determined that goodwill was not impaired. During the third quarter of fiscal 2009, we concluded that there were impairment indicators, including the challenging economic environment and a decline in our market capitalization, which required us to perform an interim goodwill impairment analysis. The analysis was not completed during the third quarter of fiscal 2009 and an estimated impairment charge of $7.0 billion was recorded. The analysis was subsequently finalized and an additional impairment charge of $413 million was included in our results for the fourth quarter of fiscal 2009. As a result, we incurred a total impairment charge of $7.4 billion for fiscal 2009. We also performed our annual impairment analysis during the fourth quarter of fiscal 2009 and determined that no additional impairment charge was necessary.

For the purposes of this analysis, our estimates of fair value are based on a combination of the income approach, and the market approach. The income approach estimates the fair value of our reporting units based on the future discounted cash flows. We also consider the market approach, which estimates the fair value of our reporting units based on comparable market prices.

During fiscal 2010, 2009 and 2008, we recognized impairments of $20 million, $46 million, and $93 million, respectively, on certain land and buildings classified as held for sale. The impairments were recorded in accordance with the authoritative guidance that requires a long-lived asset classified as held for sale to be measured at the lower of its carrying amount or fair value, less cost to sell. Also, in fiscal 2010 and 2008, we sold assets for $42 million and $98 million, which resulted in losses of $10 million and $2 million, respectively. We sold properties in fiscal 2009 for $40 million with an immaterial loss.

Non-operating income and expense

	Fiscal 2010	2010 vs. 2009 $	2010 vs. 2009 %	Fiscal 2009	2009 vs. 2008 $	2009 vs. 2008 %	Fiscal 2008
				($ in millions)			
Interest income	$ 6			$ 37			$ 77
Interest expense	(129)			(125)			(119)
Other income, net	55			8			63
Total	$ (68)	$12	(15)%	$ (80)	$(101)	(481)%	$ 21
Percentage of total net revenue	(1)%			(1)%			0%

The decrease in interest income during fiscal 2010, as compared to fiscal 2009, is due to a lower average yield on our invested cash and short-term investment balances. Interest expense for fiscal 2010, as compared to fiscal 2009, remained relatively consistent. Other income, net for fiscal 2010 includes net gains of $47 million from the liquidation of certain foreign legal entities. The liquidations resulted in the release of cumulative translation adjustments from accumulated other comprehensive income related to these entities.

Interest income decreased during fiscal 2009 and 2008 primarily due to lower average cash balances outstanding and lower average yields on our invested cash and short-term investment balances. Interest expense for fiscal 2009, as compared to fiscal 2010, remained relatively consistent. Other income, net for fiscal 2008 includes a net gain from settlements of litigation of approximately $59 million.

Provision for income taxes

	Fiscal		
	2010	2009	2008
	($ in millions)		
Provision for income taxes	$112	$183	$213
Effective tax rate on earnings	13%	(3)%	34%

Our effective tax rate was approximately 13%, (3)% and 34% in fiscal 2010, 2009, and 2008, respectively.

The tax expense in fiscal 2010 was significantly reduced by the following benefits recognized in the year: (1) $78.5 million tax benefit arising from the *Veritas v. Commissioner* Tax Court decision (see further discussion below), (2) $11 million tax benefit from the reduction of our valuation allowance for certain deferred tax assets, (3) $17 million tax benefit from lapses of statutes of limitation, (4) $9 million tax benefit from the conclusion of U.S. and foreign audits, (5) $7 million tax benefit to adjust taxes provided in prior periods, and (6) $6.5 million tax benefit from current year discrete events. The change in the valuation allowance follows discussions with Irish Revenue in the third quarter of fiscal 2010, the result of which accelerates the timing of the use of certain Irish tax loss carryforwards in the future. The tax expense in fiscal 2009 was materially impacted by the inclusion of a $56 million tax benefit associated with the $7.0 billion impairment of goodwill in the third quarter of fiscal 2009.

The effective tax rates for all periods presented otherwise reflects the benefits of lower-taxed foreign earnings and losses from our joint venture with Huawei ("joint venture") (fiscal 2010 and 2009 only), domestic manufacturing incentives, and research and development credits, partially offset by state income taxes.

As a result of the impairment of goodwill in fiscal 2009, we have cumulative pre-tax book losses, as measured by the current and prior two years. We considered the negative evidence of this cumulative pre-tax book loss position on our ability to continue to recognize deferred tax assets that are dependent upon future taxable income for realization. Levels of future taxable income are subject to the various risks and uncertainties discussed in Part I, Item 1A, *Risk Factors,* set forth in this annual report. We considered the following as positive evidence: the vast majority of the goodwill impairment is not deductible for tax purposes and thus will not result in tax losses; we have a strong, consistent taxpaying history; we have substantial U.S. federal income tax carryback potential; and we have substantial amounts of scheduled future reversals of taxable temporary differences from our deferred tax liabilities. We have concluded that this positive evidence outweighs the negative evidence and, thus, that the deferred tax assets as of April 2, 2010 of $519 million, after application of the valuation allowances, are realizable on a "more likely than not" basis.

On May 27, 2009, the U.S. Court of Appeals for the Ninth Circuit overturned a 2005 U.S. Tax Court ruling in *Xilinx v. Commissioner*, holding that stock-based compensation related R&D must be shared by the participants of a R&D cost sharing arrangement. The Ninth Circuit held that related parties to such an arrangement must share stock option costs, notwithstanding the U.S. Tax Court's finding that unrelated parties in such an arrangement would not share such costs. Symantec has a similar R&D cost sharing arrangement in place. The Ninth Circuit's reversal of the U.S. Tax Court's decision changed our estimate of stock option related tax benefits previously recognized under the authoritative guidance on income taxes. As a result of the Ninth Circuit's ruling, we increased our liability for unrecognized tax benefits, recording a tax expense of approximately $7 million and a reduction of additional paid-in capital of approximately $30 million in the first quarter of fiscal 2010. On January 13, 2010, the Ninth Circuit Court of Appeals withdrew its issued opinion. On March 22, 2010, the Ninth Circuit Court of Appeals issued a revised decision affirming the decision of the Tax Court. The Ninth Circuit's decision agreed with the Tax Court's finding that related companies are not required to share such costs. As a result of the Ninth Circuit's revised ruling, we released the liability established in our first quarter of fiscal 2010, which resulted in a $7 million tax benefit and increase of additional paid-in capital of approximately $30 million in the fourth quarter of fiscal 2010. For fiscal 2010, there was no net income tax expense impact.

On March 29, 2006, we received a Notice of Deficiency from the IRS claiming that we owe $867 million of additional taxes, excluding interest and penalties, for the 2000 and 2001 tax years based on an audit of Veritas. On June 26, 2006, we filed a petition with the U.S. Tax Court protesting the IRS claim for such additional taxes. During July 2008, we completed the trial phase of the Tax Court case, which dealt with the remaining issue covered in the assessment. At trial, the IRS changed its position with respect to this remaining issue, which decreased the remaining amount at issue from $832 million to $545 million, excluding interest. We filed our post-trial briefs in October 2008 and rebuttal briefs in November 2008 with the U.S. Tax Court.

On December 10, 2009, the U.S. Tax Court issued its opinion, finding that our transfer pricing methodology, with appropriate adjustments, was the best method for assessing the value of the transaction at issue between Veritas and its offshore subsidiary. The Tax Court judge provided guidance as to how adjustments would be made to correct the application of the method used by Veritas. We remeasured and decreased our liability for unrecognized tax benefits accordingly, resulting in a $78.5 million tax benefit in the third quarter of fiscal 2010. Final computations as directed by the Ruling are not complete and, accordingly, we may make further adjustments to our tax liability in the future. The Tax Court ruling is subject to appeal. We have $110 million on deposit with the IRS pertaining to this matter. We do not anticipate making any further federal tax payments for these years.

On December 2, 2009, we received a Revenue Agent's Report from the IRS for the Veritas 2002 through 2005 tax years assessing additional taxes due. We agree with $30 million of the tax assessment, excluding interest, but will contest the other $80 million of tax assessed and all penalties. The unagreed issues concern transfer pricing matters comparable to the one that was resolved in our favor in the *Veritas v. Commissioner* Tax Court decision. On January 15, 2010 we filed a protest with the IRS in connection with the $80 million of tax assessed.

We continue to monitor the progress of ongoing tax controversies and the impact, if any, of the expected tolling of the statute of limitations in various taxing jurisdictions.

Loss from joint venture

	Fiscal 2010	2010 vs. 2009 $	2010 vs. 2009 %	Fiscal 2009	2009 vs. 2008 $	2009 vs. 2008 %	Fiscal 2008
			($ in millions)				
Loss from joint venture	$39	$(14)	(26)%	$53	$53	100%	$—
Percentage of total net revenue	1%			1%			0%

On February 5, 2008, Symantec formed a joint venture with a subsidiary of Huawei Technologies Co., Limited ("Huawei"). The joint venture is domiciled in Hong Kong with principal operations in Chengdu, China. The joint venture develops, manufactures, markets and supports security and storage appliances for global telecommunications carriers and enterprise customers.

As described in Note 6 of the Notes to Consolidated Financial Statements in this annual report, the joint venture adopted new authoritative guidance on revenue arrangements with multiple deliverables during its period ended December 31, 2009, which was applied to the beginning of its fiscal year. As a result of the joint venture's adoption of the guidance, our net income was $12 million higher for fiscal 2010 than it would have been under the pre-existing accounting guidance. We account for our investment in the joint venture under the equity method of accounting. Under this method, we record our proportionate share of the joint venture's net income or loss based on the quarterly financial statements of the joint venture. We record our proportionate share of net income or loss one quarter in arrears.

For fiscal 2010, we recorded a loss of approximately $39 million related to our share of the joint venture's net loss incurred for the period from January 1, 2009 to December 31, 2009. For fiscal 2009, we recorded a loss of approximately $53 million related to our share of the joint venture's net loss incurred for the period from February 5, 2008 (its date of inception) to December 31, 2008.

LIQUIDITY AND CAPITAL RESOURCES

Sources of Cash

We have historically relied on cash flow from operations, borrowings under a credit facility and issuances of convertible notes and equity securities for our liquidity needs.

In fiscal 2007, we entered into a five-year $1 billion senior unsecured revolving credit facility that expires in July 2011. In order to be able to draw on the credit facility, we must maintain certain covenants, including a specified ratio of debt to earnings (before interest, taxes, depreciation, amortization and impairment) as well as certain other non-financial covenants. As of April 2, 2010, we were in compliance with all required covenants and there was no outstanding balance on the credit facility.

As of April 2, 2010, we had cash and cash equivalents of $3.0 billion and short-term investments of $15 million resulting in a net liquidity position of approximately $4.0 billion, which is defined as unused availability of the credit facility, cash and cash equivalents and short-term investments.

We believe that our existing cash and investment balances, our borrowing capacity, our ability to issue new debt instruments, and cash generated from operations will be sufficient to meet our working capital and capital expenditures requirements for at least the next 12 months.

Uses of Cash

Our principal cash requirements include working capital, capital expenditures, payments of principal and interest on our debt and payments of taxes. In addition, we regularly evaluate our ability to repurchase stock, pay debts and acquire other businesses.

Line of Credit. There were no borrowings under our credit facility for the fiscal year ended April 2, 2010. For the fiscal year ended April 3, 2009, we repaid the entire $200 million principal amount, plus $3 million of accrued interest, that we borrowed during fiscal 2008 under the credit facility.

Acquisition-related. For fiscal 2010, we acquired two companies for an aggregate payment of $31 million, net of cash acquired. For fiscal 2009, we acquired MessageLabs, PC Tools, SwapDrive and several other companies for an aggregate payment of $1.1 billion, net of cash acquired. For fiscal 2008, we acquired Altiris and two other companies for an aggregate payment of $1.2 billion, net of cash acquired. Also, in fiscal 2008, we entered into a joint venture with Huawei Technologies Co., Limited and contributed $150 million in cash.

Convertible Senior Notes. In June 2006, we issued $1.1 billion principal amount of 0.75% Convertible Senior Notes due June 15, 2011, and $1.0 billion principal amount of 1.00% Convertible Senior Notes (collectively the "Senior Notes") due June 15, 2013. Concurrently with the issuance of the Senior Notes, we entered into note hedge transactions for $592 million with affiliates of certain of the initial purchasers whereby we have the option to purchase up to 110 million shares of our common stock at a price of $19.12 per share. For the fiscal years ended April 2, 2010, April 3, 2009 and March 28, 2008, we have not repaid any of this debt other than the related interest costs.

Stock Repurchases. We repurchased 34 million, 42 million and 81 million shares for $553 million, $700 million and $1.5 billion during fiscal 2010, 2009 and 2008, respectively. As of April 2, 2010, we had $747 million remaining under the plan authorized for future repurchases.

Cash Flows

The following table summarizes, for the periods indicated, selected items in our Consolidated Statements of Cash Flows:

	Fiscal		
	2010	2009	2008
	(In millions)		
Net cash provided by (used in)			
Operating activities	$1,693	$1,671	$ 1,819
Investing activities	(65)	(961)	(1,526)
Financing activities	(441)	(677)	(1,066)

Operating Activities

Net cash provided by operating activities was $1.7 billion for fiscal 2010, which resulted from net income of $714 million adjusted for non-cash items, including depreciation and amortization charges of $837 million and stock-based compensation expense of $155 million. These amounts were partially offset by a decrease in income taxes payable of $105 million primarily related to the outcome of the *Veritas v. Commissioner* Tax Court decision (see Note 13).

Net cash provided by operating activities was $1.7 billion for fiscal 2009, which resulted from non-cash charges related to depreciation and amortization expenses of $933 million and the $7.4 billion goodwill impairment charge offset by the net loss of $6.8 billion.

Net cash provided by operating activities was $1.8 billion for fiscal 2008, which resulted from net income of $410 million adjusted for non-cash items, including depreciation and amortization charges of $915 million, stock-based compensation expense of $164 million, income taxes payable of $196 million and an increase in deferred revenue of $127 million. These amounts were partially offset by a decrease in non-cash deferred income taxes of $216 million.

Investing Activities

Net cash used in investing activities was $65 million for fiscal 2010 and was primarily due to $248 million paid for capital expenditures, partially offset by net proceeds from the sale of available-for-sale securities of $190 million.

Net cash used in investing activities was $1.0 billion for fiscal 2009 and was primarily due to an aggregate payment of $1.1 billion in cash payments for acquisitions, net of cash acquired, and $272 million paid for capital expenditures, partially offset by net proceeds of $336 million from the sale of short-term investments which were used to partially fund acquisitions.

Net cash used in investing activities was $1.5 billion for fiscal 2008 and was primarily due to an aggregate payment of $1.3 billion in cash paid for acquisitions and the joint venture, net of cash acquired.

Financing Activities

Net cash used in financing activities of $441 million for fiscal 2010 was due to repurchases of common stock of $553 million, partially offset by net proceeds from sales of common stock through employee stock plans of $124 million.

Net cash used in financing activities was $677 million for fiscal 2009 and was primarily due to repurchases of common stock of $700 million and the repayment of $200 million on our revolving credit facility, partially offset by net proceeds from sales of common stock through employee stock plans of $229 million.

Net cash used in financing activities was $1.1 billion for fiscal 2008 and was primarily due to repurchases of common stock of $1.5 billion, partially offset by the net proceeds from sales of common stock through employee stock plans of $224 million and a borrowing on our revolving credit facility of $200 million.

Contractual Obligations and Commitments

The following table summarizes our significant contractual obligations and commitments as of April 2, 2010:

	Payments Due by Period					
	Total	Fiscal 2011	Fiscal 2012 and 2013	Fiscal 2014 and 2015	Fiscal 2016 and Thereafter	Other
	(In millions)					
Convertible Senior Notes[1]	$2,100	$ —	$1,100	$1,000	$—	$ —
Interest payments on Convertible Senior Notes[1]	42	18	22	2	—	—
Purchase obligations[2]	421	334	85	2	—	—
Operating leases[3]	392	90	133	87	82	—
Norton royalty agreement[4]	5	3	2	—	—	—
Uncertain tax positions[5]	426	—	—	—	—	426
Total contractual obligations	$3,386	$445	$1,342	$1,091	$82	$426

(1) Senior Notes are due in fiscal 2012 and 2014. Holders of the Senior Notes may convert their Senior Notes prior to maturity upon the occurrence of certain circumstances. Upon conversion, we would pay the holder the cash value of the applicable number of shares of our common stock, up to the principal amount of the note. Amounts in excess of the principal amount, if any, may be paid in cash or in stock at our option. As of April 2, 2010, the conditions to conversion had not been met. Interest payments were calculated based on terms of the related notes.

(2) These amounts are associated with agreements for purchases of goods or services generally including agreements that are enforceable and legally binding and that specify all significant terms, including fixed or minimum quantities to be purchased; fixed, minimum, or variable price provisions; and the approximate timing of the transaction. The table above also includes agreements to purchase goods or services that have cancellation provisions requiring little or no payment. The amounts under such contracts are included in the table above because management believes that cancellation of these contracts is unlikely and the Company expects to make future cash payments according to the contract terms or in similar amounts for similar materials.

(3) We have entered into various non-cancellable operating lease agreements that expire on various dates through 2029. The amounts in the table above include $21 million related to exited or excess facility costs related to restructuring activities.

(4) In June 2007, we amended an existing royalty agreement with Peter Norton for the licensing of certain publicity rights. As a result, we recorded a long-term liability reflecting the net present value of expected future royalty payments due to Mr. Norton.

(5) As of April 2, 2010, we reflected $426 million in long term taxes payable related to uncertain tax positions. At this time, we are unable to make a reasonably reliable estimate of the timing of payments in individual years beyond the next twelve months due to uncertainties in the timing of the commencement and settlement of potential tax audits and controversies.

Indemnifications

As permitted under Delaware law, we have agreements whereby we indemnify our officers and directors for certain events or occurrences while the officer or director is, or was, serving at our request in such capacity. The maximum potential amount of future payments we could be required to make under these indemnification agreements is not limited; however, we have directors' and officers' insurance coverage that reduces our exposure and may enable us to recover a portion of any future amounts paid. We believe the estimated fair value of these indemnification agreements in excess of applicable insurance coverage is minimal.

We provide limited product warranties and the majority of our software license agreements contain provisions that indemnify licensees of our software from damages and costs resulting from claims alleging that our software infringes the intellectual property rights of a third party. Historically, payments made under these provisions have been immaterial. We monitor the conditions that are subject to indemnification to identify if a loss has occurred.

Recently Adopted Authoritative Guidance

In the first quarter of fiscal 2010, we adopted new authoritative guidance on convertible debt instruments that requires the issuer of convertible debt instruments with cash settlement features to separately account for the liability and equity components of the instrument. The debt is recognized at the present value of its cash flows discounted using the issuer's nonconvertible debt borrowing rate at the time of issuance. The equity component is recognized as the difference between the proceeds from the issuance of the note and the fair value of the liability. This guidance also requires interest to be accreted as interest expense of the resultant debt discount over the expected life of the debt. This guidance applies to the 0.75% Convertible Senior Notes due June 15, 2011 and the 1.00% Convertible Senior Notes due June 15, 2013, collectively referred to as the Senior Notes. Prior to the adoption of this guidance, the liability of the Senior Notes was carried at its principal value and only the contractual interest expense was recognized in our Consolidated Statements of Operations. Because this guidance requires retrospective adoption, we were required to adjust all periods for which the Senior Notes were outstanding before the date of adoption. See Note 1 of the Notes to Consolidated Financial Statements in this annual report for additional information on the adoption.

In the first quarter of fiscal 2010, we adopted new authoritative guidance on business combinations that requires an acquiring entity to measure and recognize identifiable assets acquired and liabilities assumed at the acquisition date fair value with limited exceptions. The changes include the treatment of acquisition related transaction costs, the valuation of any noncontrolling interest at acquisition date fair value, the recording of acquired contingent liabilities at acquisition date fair value and the subsequent re-measurement of such liabilities after the acquisition date, the recognition of capitalized in-process research and development, the accounting for acquisition-related restructuring cost accruals subsequent to the acquisition date, and the recognition of changes in the acquirer's income tax valuation allowance. Our acquisitions during fiscal 2010 have been accounted for using this new authoritative guidance. See Note 4 of the Notes to Consolidated Financial Statements in this annual report for information on our business combinations. The adoption of this guidance did not have a material impact on our consolidated financial statements, however, it could have a material impact on future periods.

In the first quarter of fiscal 2010, we adopted new authoritative guidance on the recognition and measurement of other-than-temporary impairments for debt securities that replaced the pre-existing "intent and ability" indicator. This guidance specifies that if the fair value of a debt security is less than its amortized cost basis, an other-than-temporary impairment is triggered in circumstances in which (1) an entity has an intent to sell the security, (2) it is more likely than not that the entity will be required to sell the security before recovery of its amortized cost basis, or (3) the entity does not expect to recover the entire amortized cost basis of the security (that is, a credit loss exists). Other-than-temporary impairments are separated into amounts representing credit losses, which are recognized in earnings, and amounts related to all other factors, which are recognized in other comprehensive income (loss). The adoption of this guidance did not have a material impact on our consolidated financial statements.

In the first quarter of fiscal 2010, we adopted new authoritative guidance on noncontrolling (minority) interests in consolidated financial statements, which includes requiring noncontrolling interests be classified as a component of consolidated stockholders' equity and to identify earnings attributable to noncontrolling interests reported as part of consolidated earnings. The guidance also requires the gain or loss on the deconsolidated subsidiary be measured using the fair value of the noncontrolling equity investment. The adoption of this guidance did not have a material impact on our consolidated financial statements.

In the first quarter of fiscal 2010, we adopted new authoritative guidance that specifies the way in which fair value measurements should be made for non-financial assets and liabilities that are not measured and recorded at fair value on a recurring basis, and specifies additional disclosures related to these fair value measurements. The adoption of this guidance did not have a material impact on our consolidated financial statements.

In the fourth quarter of fiscal 2010, we adopted new authoritative guidance on revenue recognition for multiple-element arrangements. The new standard changes the requirements for establishing separate units of accounting in a multiple element arrangement and requires the allocation of arrangement consideration to each deliverable to be based on the relative selling price. The new standard establishes a selling price hierarchy that allows for the use of an estimated selling price to determine the allocation of arrangement consideration to a deliverable in a multiple element arrangement where neither VSOE nor TPE is available for that deliverable. Concurrently to issuing the new standard, the FASB also issued new authoritative guidance that excludes tangible products that contain software and non-software elements that function together to provide the tangible products' essential functionality from the scope of software revenue guidance. We have elected to adopt the new accounting standards as of the beginning of fiscal 2010 for applicable transactions originating from or materially modified after April 2, 2009. Our adoption did not have a material impact on our financial statements. Our joint venture also adopted the accounting standards during its period ended December 31, 2009, which was applied to the beginning of its fiscal year. As a result of the joint venture's adoption of the accounting standards, our Loss from joint venture decreased by $12 million during our fiscal 2010. See Note 6 for further details regarding the impact of this guidance on our joint venture.

Recently Issued Authoritative Guidance

In June 2009, the FASB issued revised guidance which changes the model for determining whether an entity should consolidate a variable interest entity ("VIE"). The standard replaces the quantitative-based risks and rewards calculation for determining which enterprise has a controlling financial interest in a VIE with an approach focused on identifying which enterprise has the power to direct the activities of a VIE and the obligation to absorb losses of the entity or the right to receive the entity's residual returns. The statement is effective as of the first quarter of our fiscal 2011, and early adoption is prohibited. We do not expect the adoption of this new authoritative guidance to have a material impact on our consolidated financial statements.

Item 7A. *Quantitative and Qualitative Disclosures about Market Risk*

We are exposed to various market risks related to fluctuations in interest rates, foreign currency exchange rates, and equity prices. We may use derivative financial instruments to mitigate certain risks in accordance with our investment and foreign exchange policies. We do not use derivatives or other financial instruments for trading or speculative purposes.

Interest Rate Risk

Our exposure to interest rate risk relates primarily to our short-term investment portfolio and the potential losses arising from changes in interest rates. Our investment objective is to achieve the maximum return compatible with capital preservation and our liquidity requirements. Our strategy is to invest our cash in a manner that preserves capital, maintains sufficient liquidity to meet our cash requirements, maximizes yields consistent with approved credit risk, and limits inappropriate concentrations of investment by sector, credit, or issuer. We classify our cash equivalents and short-term investments in accordance with the authoritative guidance on investments. We consider investments in instruments purchased with an original maturity of 90 days or less to be cash equivalents. We classify our short-term investments as available-for-sale. Short-term investments consist of marketable debt or equity securities with original maturities in excess of 90 days. Our cash equivalents and short-term investment portfolios consist primarily of money market funds, commercial paper, corporate debt securities, and U.S. government and government-sponsored debt securities. Our short-term investments do not include equity investments in privately held companies. Our short-term investments are reported at fair value with unrealized gains and losses, net of tax, included in Accumulated other comprehensive income within Stockholders' equity in the Consolidated Balance Sheets. The amortization of premiums and discounts on the investments, realized gains and losses, and declines in value judged to be other-than-temporary on available-for-sale securities are included in Other income, net in the Consolidated Statements of Operations. We use the specific identification method to determine cost in calculating realized gains and losses upon sale of short-term investments.

The following table presents the fair value and hypothetical changes in fair values on short-term investments sensitive to changes in interest rates (*in millions*):

	Value of Securities Given an Interest Rate Increase of X Basis Points (bps)			Fair Value As of	Value of Securities Given an Interest Rate Decrease of X Basis Points (bps)	
	150 bps	100 bps	50 bps		(25 bps)	(75 bps)
April 2, 2010	$ 10	$ 10	$ 10	$ 10	$ 10	*
April 3, 2009	$680	$680	$680	$680	$681	$681

* Amount not meaningful

The modeling technique used above measures the change in fair market value arising from selected potential changes in interest rates. Market changes reflect immediate hypothetical parallel shifts in the yield curve of plus 150 bps, plus 100 bps, plus 50 bps, minus 25 bps, and minus 75 bps.

Foreign Currency Exchange Rate Risk

We conduct business in 44 currencies through our worldwide operations and, as such, we are exposed to foreign currency risk. Foreign currency risks are associated with our cash and cash equivalents, investments, receivables, and payables denominated in foreign currencies. Fluctuations in exchange rates will result in foreign exchange gains and losses on these foreign currency assets and liabilities and are included in Other income, net. Our objective in managing foreign exchange activity is to preserve stockholder value by minimizing the risk of foreign currency exchange rate changes. Our strategy is to primarily utilize forward contracts to hedge foreign currency exposures. Under our program, gains and losses in our foreign currency exposures are offset by losses and gains on our forward contracts. Our forward contracts generally have terms of one to six months. At the end of the reporting period, open contracts are marked-to-market with unrealized gains and losses included in Other income, net.

The following table presents a sensitivity analysis on our foreign forward exchange contract portfolio using a statistical model to estimate the potential gain or loss in fair value that could arise from hypothetical appreciation or depreciation of foreign currency (*in millions*):

Foreign Forward Exchange Contracts	Value of Contracts Given X% Appreciation of Foreign Currency		Notional Amount	Value of Contracts Given X% Depreciation of Foreign Currency	
	10%	5%		(5)%	(10)%
Purchased, April 2, 2010	$217	$209	$199	$189	$177
Sold, April 2, 2010	$236	$248	$260	$274	$289
Purchased, April 3, 2009	$264	$252	$240	$228	$216
Sold, April 3, 2009	$320	$337	$355	$373	$391

Equity Price Risk

In June 2006, we issued $1.1 billion principal amount of 0.75% Convertible Senior Notes due 2011 and $1.0 billion of 1.00% Convertible Senior Notes due 2013. Holders may convert their Senior Notes prior to maturity upon the occurrence of certain circumstances. Upon conversion, we would pay the holder the cash value of the applicable number of shares of Symantec common stock, up to the principal amount of the note. Amounts in excess of the principal amount, if any, may be paid in cash or in stock at our option. Concurrent with the issuance of the Senior Notes, we entered into convertible note hedge transactions and separately, warrant transactions, to reduce the potential dilution from the conversion of the Senior Notes and to mitigate any negative effect such conversion may have on the price of our common stock.

For business and strategic purposes, we also hold equity interests in several privately held companies, many of which can be considered to be in the start-up or development stages. These investments are inherently risky and we could lose a substantial part or our entire investment in these companies. These investments are recorded at cost and classified as Other long-term assets in the Consolidated Balance Sheets. As of April 2, 2010, these investments had an aggregate carrying value of $22 million.

Item 8. *Financial Statements and Supplementary Data*

Annual Financial Statements

The consolidated financial statements and related disclosures included in Part IV, Item 15 of this annual report are incorporated by reference into this Item 8.

Selected Quarterly Financial Data

	Fiscal 2010				Fiscal 2009			
	Apr. 2, 2010	Jan. 2, 2010[a]	Oct. 2, 2009[a]	Jul. 3, 2009[a]	Apr. 3, 2009	Jan. 2, 2009	Oct. 3, 2008	Jul. 4, 2008[b]
		As Adjusted	As Adjusted	As Adjusted				
	(In millions, except per share data)							
Net revenue	$1,531	$1,548	$1,474	$1,432	$1,468	$ 1,514	$1,518	$1,650
Gross profit	1,255	1,290	1,215	1,120	1,161	1,215	1,209	1,338
Impairment of goodwill[c]	—	—	—	—	413	7,006	—	—
Operating income (loss)	247	277	257	152	(192)	(6,773)	217	278
Net income (loss)	184	301	155	74	(264)	(6,820)	126	172
Net income (loss) per share — basic	$ 0.23	$ 0.37	$ 0.19	$ 0.09	$(0.32)	$ (8.25)	$ 0.15	$ 0.21
Net income (loss) per share — diluted	$ 0.23	$ 0.37	$ 0.19	$ 0.09	$(0.32)	$ (8.25)	$ 0.15	$ 0.20

(a) The amounts previously reported on Form 10-Q for fiscal 2010 have been adjusted for the joint venture's adoption of new authoritative guidance on revenue recognition, which is discussed further in Note 1. As a result of our joint venture's adoption of the guidance, our net income increased by $1 million, $5 million and $1 million during our first, second and third quarters of fiscal 2010, respectively.

(b) We have a 52/53 — week fiscal accounting year. The first quarter of fiscal 2009 was comprised of 14 weeks while each of the other quarters presented were comprised of 13 weeks.

(c) During the third quarter of fiscal 2009, based on a combination of factors, there were sufficient indicators to require us to perform an interim goodwill impairment analysis. Based on the analysis performed, we concluded that an impairment loss was probable and could be reasonably estimated. Accordingly we recorded a non-cash goodwill impairment charge of approximately $7.0 billion. Upon finalizing our analysis, we recorded an additional non-cash goodwill impairment charge of $413 million in the fourth quarter of fiscal 2009. See Note 5 of the Notes to the Consolidated Financial Statements in this annual report.

Item 9. *Changes in and Disagreements with Accountants on Accounting and Financial Disclosure*

None.

Item 9A. *Controls and Procedures*

(a) Evaluation of Disclosure Controls and Procedures

The SEC defines the term "disclosure controls and procedures" to mean a company's controls and other procedures that are designed to ensure that information required to be disclosed in the reports that it files or submits under the Exchange Act is recorded, processed, summarized, and reported, within the time periods specified in the SEC's rules and forms. "Disclosure controls and procedures" include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Exchange Act is accumulated and communicated to the issuer's management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Our Chief Executive Officer and our Chief Financial Officer have concluded, based on an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) by our management, with the participation of our Chief Executive Officer and our

Chief Financial Officer, that our disclosure controls and procedures were effective as of the end of the period covered by this report.

(b) Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) for Symantec. Our management, with the participation of our Chief Executive Officer and our Chief Financial Officer, has conducted an evaluation of the effectiveness of our internal control over financial reporting as of April 2, 2010, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Our management has concluded that, as of April 2, 2010, our internal control over financial reporting was effective based on these criteria.

The Company's independent registered public accounting firm has issued an attestation report regarding its assessment of the Company's internal control over financial reporting as of April 2, 2010, which is included in Part IV, Item 15 of this annual report.

(c) Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting during the quarter ended April 2, 2010 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

(d) Limitations on Effectiveness of Controls

Our management, including our Chief Executive Officer and Chief Financial Officer, does not expect that our disclosure controls and procedures or our internal controls will prevent all errors and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within our Company have been detected.

Item 9B. *Other Information*

None

PART III

Item 10. *Directors, Executive Officers and Corporate Governance*

The information required by this item is incorporated by reference to Symantec's Proxy Statement for its 2010 Annual Meeting of Stockholders to be filed with the SEC within 120 days after the end of the fiscal year ended April 2, 2010.

Item 11. *Executive Compensation*

The information required by this item is incorporated by reference to Symantec's Proxy Statement for its 2010 Annual Meeting of Stockholders to be filed with the SEC within 120 days after the end of the fiscal year ended April 2, 2010.

Item 12. *Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters*

The information required by this item is incorporated by reference to Symantec's Proxy Statement for its 2010 Annual Meeting of Stockholders to be filed with the SEC within 120 days after the end of the fiscal year ended April 2, 2010.

Item 13. *Certain Relationships and Related Transactions, and Director Independence*

The information required by this item is incorporated by reference to Symantec's Proxy Statement for its 2010 Annual Meeting of Stockholders to be filed with the SEC within 120 days after the end of the fiscal year ended April 2, 2010.

Item 14. *Principal Accountant Fees and Services*

The information required,by this item is incorporated by reference to Symantec's Proxy Statement for its 2010 Annual Meeting of Stockholders to be filed with the SEC within 120 days after the end of the fiscal year ended April 2, 2010.

PART IV

Item 15. ***Exhibits and Financial Statement Schedules***

Upon written request, we will provide, without charge, a copy of this annual report, including the consolidated financial statements and financial statement schedule. All requests should be sent to:

Symantec Corporation
Attn: Investor Relations
350 Ellis Street
Mountain View, California 94043
650-527-8000

a) The following documents are filed as part of this report:

Schedules other than those listed above have been omitted since they are either not required, not applicable, or the information is otherwise included.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
Symantec Corporation:

We have audited the accompanying consolidated balance sheets of Symantec Corporation and subsidiaries (the "Company") as of April 2, 2010 and April 3, 2009, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the years in the three-year period ended April 2, 2010. In connection with our audits of the consolidated financial statements we have also audited the related financial statement schedule listed in Item 15. These consolidated financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Symantec Corporation and subsidiaries as of April 2, 2010 and April 3, 2009, and the results of their operations and their cash flows for each of the years in the three-year period ended April 2, 2010, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

As discussed in Note 1 to the consolidated financial statements, effective April 4, 2009, Symantec Corporation changed its method of accounting for convertible debt instruments that may be settled in cash upon conversion (including partial cash settlement) by retrospectively adopting new accounting requirements issued by the Financial Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Symantec Corporation's internal control over financial reporting as of April 2, 2010, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"), and our report dated May 21, 2010 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

/s/ KPMG LLP

Mountain View, California
May 21, 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
Symantec Corporation:

We have audited Symantec Corporation and subsidiaries' (the "Company") internal control over financial reporting as of April 2, 2010, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting appearing under Item 9A(b). Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of April 2, 2010, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Symantec Corporation and subsidiaries as of April 2, 2010 and April 3, 2009, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the years in the three-year period ended April 2, 2010, and our report dated May 21, 2010 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG LLP

Mountain View, California
May 21, 2010

SYMANTEC CORPORATION

CONSOLIDATED BALANCE SHEETS

	April 2, 2010	April 3, 2009 *
	(In millions, except par value)	
ASSETS		
Current assets:		
Cash and cash equivalents	$ 3,029	$ 1,793
Short-term investments	15	199
Trade accounts receivable, net	856	837
Inventories	25	27
Deferred income taxes	176	163
Other current assets	250	278
Total current assets	4,351	3,297
Property and equipment, net	949	973
Intangible assets, net	1,179	1,639
Goodwill	4,605	4,561
Investment in joint venture	58	97
Other long-term assets	90	71
Total assets	$11,232	$10,638
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 214	$ 190
Accrued compensation and benefits	349	374
Deferred revenue	2,835	2,644
Income taxes payable	35	44
Other current liabilities	338	261
Total current liabilities	3,771	3,513
Convertible senior notes	1,871	1,766
Long-term deferred revenue	371	419
Long-term deferred tax liabilities	195	181
Long-term income taxes payable	426	522
Other long-term obligations	50	90
Total liabilities	6,684	6,491
Commitments and contingencies (Note 9)		
Stockholders' equity:		
Common stock (par value: $0.01, 3,000 shares authorized; 1,182 and 1,201 shares issued at April 2, 2010 and April 3, 2009; 798 and 817 shares outstanding at April 2, 2010 and April 3, 2009)	8	8
Additional paid-in capital	8,990	9,289
Accumulated other comprehensive income	159	186
Accumulated deficit	(4,609)	(5,336)
Total stockholders' equity	4,548	4,147
Total liabilities and stockholders' equity	$11,232	$10,638

* As adjusted for the retrospective adoption of new authoritative guidance on convertible debt instruments. See Note 1 for further discussion.

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

SYMANTEC CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended		
	April 2, 2010	April 3, 2009 *	March 28, 2008 *
	(In millions, except per share data)		
Net revenue:			
Content, subscription, and maintenance	$5,034	$ 4,863	$4,561
License	951	1,287	1,313
Total net revenue	5,985	6,150	5,874
Cost of revenue:			
Content, subscription, and maintenance	849	840	826
License	22	35	45
Amortization of acquired product rights	234	352	349
Total cost of revenue	1,105	1,227	1,220
Gross profit	4,880	4,923	4,654
Operating expenses:			
Sales and marketing	2,367	2,386	2,415
Research and development	857	870	895
General and administrative	352	343	348
Amortization of other purchased intangible assets	247	233	225
Restructuring and transformation	94	96	74
Impairment of goodwill	—	7,419	—
Loss and impairment of assets held for sale	30	46	95
Total operating expenses	3,947	11,393	4,052
Operating (loss) income	933	(6,470)	602
Interest income	6	37	77
Interest expense	(129)	(125)	(119)
Other income, net	55	8	63
Income (loss) before income taxes and loss from joint venture	865	(6,550)	623
Provision for income taxes	112	183	213
Loss from joint venture	39	53	—
Net income (loss)	$ 714	$ (6,786)	$ 410
Net income (loss) per share — basic	$ 0.88	$ (8.17)	$ 0.47
Net income (loss) per share — diluted	$ 0.87	$ (8.17)	$ 0.46
Weighted-average shares outstanding — basic	810	831	868
Weighted-average shares outstanding — diluted	819	831	884

* As adjusted for the retrospective adoption of new authoritative guidance on convertible debt instruments. See Note 1 for further discussion.

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

SYMANTEC CORPORATION

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY AS OF APRIL 2, 2010, APRIL 3, 2009 AND MARCH 28, 2008

	Common Stock		Additional Paid-In Capital *	Accumulated Other Comprehensive Income	Accumulated Earnings (Deficit)*	Total Stockholders' Equity*
	Shares	Amount				
				(In millions)		
Balances, March 30, 2007	899	$ 9	$10,409	$183	$ 1,310	$11,911
Components of comprehensive income:						
Net income, as adjusted	—	—	—	—	410	410
Translation adjustment, net of tax of $16	—	—	—	(23)	—	(23)
Total comprehensive income						387
Issuance of common stock under employee stock plans	20	—	223	—	—	223
Repurchases of common stock	(81)	(1)	(1,347)	—	(151)	(1,499)
Restricted stock units released, net of taxes	1	—	(4)	—	—	(4)
Stock-based compensation, net of estimated forfeitures	—	—	157	—	—	157
Acquisition PPA adjustment for options	—	—	32	—	—	32
Income tax benefit from employee stock transactions	—	—	17	—	—	17
Cumulative effect of adjustments from the adoption of FIN 48, net of taxes	—	—	—	—	5	5
Balances, March 28, 2008	839	8	9,487	160	1,574	11,229
Components of comprehensive loss:						
Net loss, as adjusted	—	—	—	—	(6,786)	(6,786)
Translation adjustment, net of tax of ($36)	—	—	—	21	—	21
Reclassification adjustment for net loss on legal liquidation of foreign entities included in net income, net	—	—	—	5	—	5
Total comprehensive loss						(6,760)
Issuance of common stock under employee stock plans	18	—	230	—	—	230
Repurchases of common stock	(42)	—	(576)	—	(124)	(700)
Restricted stock units released, net of taxes	2	—	(15)	—	—	(15)
Stock-based compensation, net of estimated forfeitures	—	—	154	—	—	154
Income tax benefit from employee stock transactions	—	—	9	—	—	9
Balances, April 3, 2009	817	8	9,289	186	(5,336)	4,147
Components of comprehensive income:						
Net income	—	—	—	—	714	714
Change in unrealized gain (loss) on available-for-sale securities, net of tax	—	—	—	3	—	3
Translation adjustment, net of tax of $9	—	—	—	17	—	17
Reclassification adjustment for net gain on legal liquidation of foreign entities included in net income, net	—	—	—	(47)	—	(47)
Total comprehensive income						687
Issuance of common stock under employee stock plans	12	—	124	—	—	124
Repurchases of common stock	(34)	—	(566)	—	13	(553)
Restricted stock units released, net of taxes	3	—	(20)	—	—	(20)
Stock-based compensation, net of estimated forfeitures	—	—	154	—	—	154
Income tax benefit from employee stock transactions	—	—	9	—	—	9
Balances, April 2, 2010	798	$ 8	$ 8,990	$159	$(4,609)	$ 4,548

* As adjusted for the retrospective adoption of new authoritative guidance on convertible debt instruments. See Note 1 for further discussion.

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

SYMANTEC CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended		
	April 2, 2010	April 3, 2009*	March 28, 2008*
	(In millions)		
OPERATING ACTIVITIES:			
Net income (loss)	$ 714	$(6,786)	$ 410
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Depreciation and amortization	733	836	824
Amortization of discount on senior convertible notes	104	97	91
Stock-based compensation expense	155	157	164
Loss and impairment of assets held for sale	30	46	95
Deferred income taxes	(41)	(127)	(216)
Income tax benefit from the exercise of stock options	10	14	29
Excess income tax benefit from the exercise of stock options	(13)	(18)	(26)
Loss from joint venture	39	53	—
Net gain on settlements of litigation	—	—	(59)
Impairment of goodwill	—	7,419	—
Net (gain) loss on legal liquidation of foreign entities	(47)	5	—
Other	—	8	3
Net change in assets and liabilities, excluding effects of acquisitions:			
Trade accounts receivable, net	(14)	(85)	(7)
Inventories	3	6	11
Accounts payable	4	(49)	1
Accrued compensation and benefits	(34)	(55)	97
Deferred revenue	114	141	127
Income taxes payable	(105)	(29)	196
Other assets	1	66	81
Other liabilities	40	(28)	(2)
Net cash provided by operating activities	1,693	1,671	1,819
INVESTING ACTIVITIES:			
Purchase of property and equipment	(248)	(272)	(274)
Proceeds from sale of property and equipment	45	40	105
Cash payments for acquisitions, net of cash acquired	(31)	(1,063)	(1,162)
Investment in joint venture	—	—	(150)
Purchase of equity investments	(21)	(2)	—
Purchases of available-for-sale securities	(2)	(349)	(1,234)
Proceeds from sales of available-for-sale securities	192	685	1,189
Net cash used in investing activities	(65)	(961)	(1,526)
FINANCING ACTIVITIES:			
Net proceeds from sales of common stock under employee stock benefit plans	124	229	224
Excess income tax benefit from the exercise of stock options	13	18	26
Tax payments related to restricted stock issuance	(20)	(16)	(4)
Repurchase of common stock	(553)	(700)	(1,500)
Repayment of short-term borrowing	—	(200)	—
Repayment of other long-term liability	(5)	(8)	(12)
Proceeds from short-term borrowing	—	—	200
Net cash used in financing activities	(441)	(677)	(1,066)
Effect of exchange rate fluctuations on cash and cash equivalents	49	(130)	104
Change in cash and cash equivalents	1,236	(97)	(669)
Beginning cash and cash equivalents	1,793	1,890	2,559
Ending cash and cash equivalents	$3,029	$ 1,793	$ 1,890
Supplemental schedule of non-cash transactions:			
Issuance of stock options and restricted stock for business acquisitions	$ —	$ —	$ 35
Supplemental cash flow disclosures:			
Income taxes paid (net of refunds)	$ 247	$ 321	$ 181
Interest expense paid	$ 19	$ 23	$ 23

* As adjusted for the retrospective adoption of new authoritative guidance on convertible debt instruments. See Note 1 for further discussion.

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

SYMANTEC CORPORATION

Notes to Consolidated Financial Statements

Note 1. Summary of Significant Accounting Policies

Business

Symantec Corporation ("we," "us," "our," and "the Company" refer to Symantec Corporation and all of its subsidiaries) is a provider of security, storage and systems management solutions that help businesses and consumers secure and manage their information. We provide customers worldwide with software and services that protect, manage and control information risks related to security, data protection, storage, compliance, and systems management. We help our customers manage cost, complexity and compliance by protecting their IT infrastructure as they seek to maximize value from their IT investments.

Principles of Consolidation

The accompanying consolidated financial statements of Symantec Corporation and its wholly-owned subsidiaries are prepared in conformity with generally accepted accounting principles in the United States. All significant intercompany accounts and transactions have been eliminated. Certain prior year amounts have been reclassified to conform to the current presentation with no impact on previously reported net income.

Fiscal Calendar

We have a 52/53-week fiscal year ending on the Friday closest to March 31. Unless otherwise stated, references to years in this report relate to fiscal years rather than calendar years.

Fiscal Year	Ended	Weeks
2010	April 2, 2010	52
2009	April 3, 2009	53
2008	March 28, 2008	52

Our 2011 fiscal year will consist of 52 weeks and will end on April 1, 2011.

Use of Estimates

The preparation of consolidated financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Estimates are based upon historical factors, current circumstances and the experience and judgment of management. Management evaluates its assumptions and estimates on an ongoing basis and may engage outside subject matter experts to assist in its valuations. Actual results could differ from those estimates. Significant items subject to such estimates and assumptions include those related to the allocation of revenue between recognized and deferred amounts, fair value of financial instruments, valuation of goodwill, intangible assets and long-lived assets, valuation of stock-based compensation, contingencies and litigation, and the valuation allowance for deferred income taxes.

Foreign Currency Translation

The functional currency of our foreign subsidiaries is generally the local currency. Assets and liabilities denominated in foreign currencies are translated using the exchange rate on the balance sheet dates. Revenues and expenses are translated using monthly average exchange rates prevailing during the year. The translation adjustments resulting from this process are included as a component of Accumulated other comprehensive income. In event of liquidation of a foreign subsidiary, the accumulated translation adjustment attributable to that foreign subsidiary is reclassified from Accumulated other comprehensive income and included in Other Income, net. As a result of such liquidations in fiscal 2010 and 2009, we recorded a net gain of $47 million and a net loss of $5 million, respectively. Foreign currency transaction gains and losses are also included in Other income, net, in the Consolidated Statements of Operations. Foreign currency transaction losses were $3 million and $8 million for fiscal 2010 and 2008, respectively. We had a foreign currency transaction gain in fiscal 2009 of $11 million. Deferred tax assets (liabilities) are established on the cumulative translation adjustment attributable to unremitted foreign earnings that are not intended to be indefinitely reinvested.

Revenue Recognition

We market and distribute our software products both as stand-alone products and as integrated product suites. We recognize revenue when 1) persuasive evidence of an arrangement exists, 2) delivery has occurred or services have been rendered, 3) fees are fixed or determinable and 4) collectability is probable. If we determine that any one of the four criteria is not met, we will defer recognition of revenue until all the criteria are met.

We derive revenue primarily from sales of content, subscriptions, and maintenance and licenses. We present revenue net of sales taxes and any similar assessments.

Content, subscriptions, and maintenance revenue includes arrangements for software maintenance and technical support for our products, content and subscription services primarily related to our security products, revenue from arrangements where vendor-specific objective evidence ("VSOE") of the fair value of undelivered elements does not exist, arrangements for managed security services, and Software-as-a-Service ("SaaS") offerings. These arrangements are generally offered to our customers over a specified period of time, and we recognize the related revenue ratably over the maintenance, subscription, or service period.

Content, subscriptions, and maintenance revenue also includes professional services revenue, which consists primarily of the fees we earn related to consulting and educational services. We generally recognize revenue from professional services as the services are performed or upon written acceptance from customers, if applicable, assuming all other conditions for revenue recognition noted above have been met.

License revenue is derived primarily from the licensing of our various products and technology. We generally recognize license revenue upon delivery of the product, assuming all other conditions for revenue recognition noted above have been met.

We enter into perpetual software license agreements through direct sales to customers and indirect sales with distributors and resellers. The license agreements generally include product maintenance agreements, for which the related revenue is included with Content, subscriptions, and maintenance and is deferred and recognized ratably over the period of the agreements.

For arrangements that include multiple elements, including perpetual software licenses, maintenance, services, and packaged products with content updates, managed security services, and subscriptions, we allocate and defer revenue for the undelivered items based on VSOE of the fair value of the undelivered elements, and recognize the difference between the total arrangement fee and the amount deferred for the undelivered items as license revenue. VSOE of each element is based on historical evidence of our stand-alone sales of these elements to third parties or from the stated renewal rate for the undelivered elements. When VSOE does not exist for undelivered items, the entire arrangement fee is recognized ratably over the performance period. Our deferred revenue consists primarily of the unamortized balance of enterprise product maintenance, consumer product content update subscriptions, and arrangements where VSOE does not exist for an undelivered element.

For arrangements that include both software and non-software elements that are within the scope of the newly adopted accounting standards, further described below under "Recently Adopted Authoritative Guidance", we allocate revenue to the software deliverables as a group and non-software deliverables based on their relative selling prices. In such circumstances, the new accounting principles establish a hierarchy to determine the selling price used for allocating revenue to the deliverables as follows: (i) VSOE, (ii) third-party evidence of selling price ("TPE") and (iii) best estimate of the selling price ("ESP"). Our appliance products, SaaS and certain other services are considered to be non-software elements in our arrangements.

When we are unable to establish selling price using VSOE or TPE, we use ESP in the allocation of arrangement consideration. The objective of ESP is to determine the price at which we would transact a sale if the product or service were sold on a stand-alone basis. The determination of ESP is made through consultation with and formal approval by our management, taking into consideration the go-to-market strategy and pricing factors. ESP applies to a small portion of our arrangements with multiple deliverables.

Indirect channel sales

For our Consumer segment, we sell packaged software products through a multi-tiered distribution channel. We also sell electronic download and packaged products via the Internet. We separately sell annual content update subscriptions directly to end-users primarily via the Internet. For our consumer products that include content updates, we recognize revenue ratably over the term of the subscription upon sell-through to end-users, as the subscription period commences on the date of sale to the end-user. For most other consumer products, we recognize packaged product revenue on distributor and reseller channel inventory that is not in excess of specified inventory levels in these channels. We offer the right of return of our products under various policies and programs with our distributors, resellers, and end-user customers. We estimate and record reserves for product returns as an offset to revenue. We fully reserve for obsolete products in the distribution channel as an offset to deferred revenue for products with content updates and to revenue for all other products.

For our Security and Compliance and Storage and Server Management segments, we generally recognize revenue from the licensing of software products through our indirect sales channel upon sell-through or with evidence of an end-user. For licensing of our software to OEMs, royalty revenue is recognized when the OEM reports the sale of the software products to an end-user, generally on a quarterly basis. In addition to license royalties, some OEMs pay an annual flat fee and/or support royalties for the right to sell maintenance and technical support to the end-user. We recognize revenue from OEM support royalties and fees ratably over the term of the support agreement.

We offer channel and end-user rebates for our products. Our estimated reserves for channel volume incentive rebates are based on distributors' and resellers' actual performance against the terms and conditions of volume incentive rebate programs, which are typically entered into quarterly. Our reserves for end-user rebates are estimated based on the terms and conditions of the promotional program, actual sales during the promotion, amount of actual redemptions received, historical redemption trends by product and by type of promotional program, and the value of the rebate. We estimate and record reserves for channel and end-user rebates as an offset to revenue. For consumer products that include content updates, rebates are recorded as a ratable offset to revenue over the term of the subscription.

Financial Instruments

The following methods were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

Cash and Cash Equivalents. We consider all highly liquid investments with an original maturity of three months or less to be cash equivalents. Cash equivalents are recognized at fair value. As of April 2, 2010, our cash equivalents consisted of $2 billion in money market funds, $216 million in bank securities and deposits, and $116 million in government securities. As of April 3, 2009, our cash equivalents consisted of $389 million in money market funds, $474 million in bank securities and deposits, and $479 million in government securities.

Short-Term Investments. Short-term investments consist of marketable debt or equity securities that are classified as available-for-sale and recognized at fair value. The determination of fair value is further detailed in Note 2. Our portfolios generally consist of (1) debt securities which include asset-backed securities, corporate securities and government securities, and (2) marketable equity securities. As of April 2, 2010, our asset-backed securities have contractual maturity dates in excess of 10 years and corporate securities have contractual maturity dates of less than two years. We regularly review our investment portfolio to identify and evaluate investments that have indications of possible impairment. Factors considered in determining whether a loss is other-than-temporary include: the length of time and extent to which the fair market value has been lower than the cost basis, the financial condition and near-term prospects of the investee, credit quality, likelihood of recovery, and our ability to hold the investment for a period of time sufficient to allow for any anticipated recovery in fair market value.

Unrealized gains and losses, net of tax, and other-than-temporary impairments for all reasons other than credit worthiness are included in Accumulated other comprehensive income. The amortization of premiums and discounts on the investments, realized gains and losses, and declines in value due to credit worthiness judged to be other-than-temporary on available-for-sale debt securities are included in Other income, net. We use the specific-identification method to determine cost in calculating realized gains and losses upon sale of short-term investments.

Equity Investments. During fiscal 2010, we made equity investments in privately held companies whose businesses are complementary to our business. These investments are accounted for under the cost method of accounting, as we hold less than 20% of the voting stock outstanding and do not exert significant influence over these companies. The investments are included in Other long-term assets. We assess the recoverability of these investments by reviewing various indicators of impairment and determine the fair value of these investments by performing a discounted cash flow analysis of estimated future cash flows if there are indicators of impairment. If a decline in value is determined to be other-than-temporary, impairment would be recognized and included in Other income, net. As of April 2, 2010 and April 3, 2009, we held equity investments in privately-held companies of $22 million and $3 million, respectively. Other-than-temporary impairments related to these investments were not material for the periods presented.

Derivative Instruments. We transact business in various foreign currencies and have foreign currency risks associated with monetary assets and liabilities denominated in foreign currencies. We utilize foreign currency forward contracts to reduce the risks associated with changes in foreign currency exchange rates. Our forward contracts generally have terms of one to six months. We do not use forward contracts for trading purposes. The gains and losses on the contracts are intended to offset the gains and losses on the underlying transactions. Both the changes in fair value of outstanding forward contracts and realized foreign exchange gains and losses are included in Other income, net. Contract fair values are determined based on quoted prices for similar assets or liabilities in active markets using inputs such as LIBOR, currency rates, forward points, and commonly quoted credit risk data. For each fiscal period presented in this report, outstanding derivative contracts and the related gains or losses were not material.

Convertible Senior Notes, Note Hedges and Revolving Credit Facility. Our convertible senior notes are recorded at cost based upon par value at issuance less a discount for the estimated value of the equity component of the notes, which is amortized through maturity as additional non-cash interest expense. See Note 7 for further details. Debt issuance costs were recorded in Other long-term assets and are being amortized to Interest expense using the effective interest method over five years for the 0.75% Notes and seven years for the 1.00% Notes. In conjunction with the issuance of the notes, we entered into note hedge transactions which provide us with the option to purchase additional common shares at a fixed price after conversion. The cost incurred in connection with the note hedge transactions, net of the related tax benefit, and the proceeds from the sale of warrants, was included as a net reduction in Additional paid-in capital. Borrowings under our $1 billion senior unsecured revolving credit facility are recognized at cost plus accrued interest based upon stated interest rates.

Trade Accounts Receivable

Trade accounts receivable are recorded at the invoiced amount and are not interest bearing. We maintain an allowance for doubtful accounts to reserve for potentially uncollectible trade receivables. Additions to the allowance for doubtful accounts are recorded as General and administrative expenses. We review our trade receivables by aging category to identify specific customers with known disputes or collectability issues. In addition, we maintain an allowance for all other receivables not included in the specific reserve by applying specific percentages of projected uncollectible receivables to the various aging categories. In determining these percentages, we analyze our historical collection experience and current economic trends. We exercise judgment when determining the adequacy of these reserves as we evaluate historical bad debt trends, general economic conditions in the U.S. and internationally, and changes in customer financial conditions. We also offset deferred revenue against accounts receivable when channel inventories are in excess of specified levels and for transactions where collection of a receivable is not considered probable. The following table summarizes trade accounts receivable, net of allowances and reserves, for the periods presented:

	As of	
	April 2, 2010	April 3, 2009
	(In millions)	
Trade accounts receivable, net:		
Receivables	$873	$858
Less: allowance for doubtful accounts	(8)	(9)
Less: reserve for product returns	(9)	(12)
Trade accounts receivable, net:	$856	$837

Inventories

Inventories are valued at the lower of cost or market. Cost is principally determined using the first-in, first-out method. Inventory predominantly consists of deferred costs of revenue and finished goods. Deferred costs of revenue were $23 million as of April 2, 2010 and $24 million as of April 3, 2009, of which $17 million in both periods was related to consumer products that include content updates and will be recognized ratably over the term of the subscription.

Property and Equipment

Property, equipment, and leasehold improvements are stated at cost, net of accumulated depreciation and amortization. We also capitalize certain costs incurred related to the development of internal use software. We capitalize costs incurred during the application development stage related to the development of internal use software. We expense costs incurred related to the planning and post-implementation phases of development as incurred. Depreciation and amortization is provided on a straight-line basis over the estimated useful lives of the related assets. Buildings are depreciated over 20 to 30 years, and leasehold improvements are depreciated over the lesser of the life of the improvement or the initial lease term. Computer hardware and software is depreciated over three to five years and office furniture and equipment is depreciated over a three to five-year period. The following table summarizes property and equipment by categories for the periods presented:

	As of	
	April 2, 2010	April 3, 2009
	(In millions)	
Property and equipment, net:		
Computer hardware and software	$ 1,237	$ 989
Office furniture and equipment	185	199
Buildings	440	483
Leasehold improvements	245	228
	2,107	1,899
Less: accumulated depreciation and amortization	(1,299)	(1,077)
	808	822
Construction in progress	70	73
Land	71	78
Property and equipment, net:	$ 949	$ 973

Depreciation expense was $247 million, $250 million and $255 million in fiscal 2010, 2009 and 2008, respectively.

Business Combinations

We use the acquisition method of accounting under the authoritative guidance on business combinations. Each acquired company's operating results are included in our consolidated financial statements starting on the date of acquisition. The purchase price is equivalent to the fair value of consideration transferred. Tangible and identifiable intangible assets acquired and liabilities assumed as of the date of acquisition are recorded at the acquisition date fair value. Goodwill is recognized for the excess of purchase price over the net fair value of assets acquired and liabilities assumed.

Amounts allocated to assets and liabilities are based upon fair values. Such valuations require management to make significant estimates and assumptions, especially with respect to the identifiable intangible assets. Management makes estimates of fair value based upon assumptions believed to be reasonable and that of a market participant. These estimates are based on historical experience and information obtained from the management of the acquired companies and are inherently uncertain. The separately identifiable intangible assets generally include acquired product rights, developed technology, customer lists and tradenames. We did not acquire in-process research and development ("IPR&D") in the fiscal years 2010, 2009 and 2008. We estimate the fair value of deferred revenue related to product support assumed in connection with acquisitions. The estimated fair value of deferred revenue is determined by estimating the costs related to fulfilling the obligations plus a normal profit margin. The estimated costs to fulfill the support contracts are based on the historical direct costs related to providing the support.

For any given acquisition, we may identify certain pre-acquisition contingencies. We estimate the fair value of such contingencies, which are included under the acquisition method as part of the assets acquired or liabilities assumed, as appropriate. Differences from these estimates are recorded in the period in which they are identified.

Goodwill and Intangible Assets

Goodwill. Our methodology for allocating the purchase price relating to acquisitions is determined through established valuation techniques. Goodwill is measured as the excess of the cost of the acquisition over the sum of the amounts assigned to tangible and identifiable intangible assets acquired less liabilities assumed. We review goodwill for impairment on an annual basis during the fourth quarter of the fiscal year and whenever events or changes in circumstances indicate the carrying value of goodwill may be impaired. In testing for a potential impairment of goodwill, we determine the carrying value (book value) of the assets and liabilities for each reporting unit, which requires the allocation of goodwill to each reporting unit. We then estimate the fair value of each reporting unit, which are the same as our operating segments. The first step in evaluating goodwill for impairment is to determine if the estimated fair value of equity is greater than the carrying value of equity of each reporting unit. If step one indicates that impairment potentially exists, the second step is performed to measure the amount of impairment, if any. Goodwill impairment exists when the estimated fair value of goodwill is less than its carrying value.

To determine the reporting units' fair values in the current year analysis, we use the income approach which is based on the estimated discounted future cash flows of that reporting unit. The estimated fair value of each reporting unit under the income approach is corroborated with the market approach which measures the value of an asset through an analysis of recent sales or offerings of comparable property. We also consider our market capitalization on the date of the analysis. The methodology applied in the current year analysis was consistent with the methodology applied in the prior year analysis, but was based on updated assumptions, as appropriate.

Our cash flow assumptions are based on historical and forecasted revenue, operating costs and other relevant factors. To determine the reporting units' carrying values, we allocated assets and liabilities based on either specific identification or by using judgment for the remaining assets and liabilities that are not specific to a reporting unit. Goodwill was allocated to the reporting units based on a combination of specific identification and relative fair values, which is consistent with the methodology utilized in the prior year impairment analysis. The use of relative fair values was necessary for certain reporting units due to impairment charges and changes in our operating structure in prior years.

Prior to performing our second step in the goodwill impairment analysis, we perform an assessment of long-lived assets, including intangible assets, for impairment.

Intangible Assets. In connection with our acquisitions, we generally recognize assets for customer relationships, developed technology, acquired product rights (purchased product rights, technologies, databases, patents, and contracts) and tradenames. Intangible assets are recognized at cost less accumulated amortization. Amortization of intangible assets is provided on a straight-line basis over the estimated useful lives of the respective assets, generally from one to eleven years. Amortization for developed technology and acquired product rights is recognized in Cost of revenue. Amortization for customer lists and tradenames is recognized in Operating expenses.

On an interim basis, we determine if triggering events for impairment of intangible assets are present, and if so assess recoverability of those intangible assets. To determine the recoverability of our definite-lived intangible assets, when indicators of impairment are identified, we compare the carrying amounts against the estimated future cash flows related to the underlying group of assets. These estimates are based on company forecasts and are subject to change. In addition, for intangible assets with indefinite lives, we review such assets for impairment on an annual basis consistent with the timing of the annual evaluation for goodwill.

We record impairment charges on developed technology or acquired product rights when we determine that the net realizable value of the assets may not be recoverable. To determine the net realizable value of the assets, we use the estimated future gross revenue from each product. Our estimated future gross revenue of each product is based on forecasts and is subject to change.

Income Taxes

The provision for income taxes is computed using the asset and liability method, under which deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities, and for operating loss and tax credit carryforwards in each jurisdiction in which we operate. Deferred tax assets and liabilities are measured using the currently enacted tax rates that apply to taxable income in effect for the years in which those tax assets are expected to be realized or settled. We record a valuation allowance to reduce deferred tax assets to the amount that is believed more likely than not to be realized.

We are required to compute our income taxes in each federal, state, and international jurisdiction in which we operate. This process requires that we estimate the current tax exposure as well as assess temporary differences between the accounting and tax treatment of assets and liabilities, including items such as accruals and allowances not currently deductible for tax purposes. The income tax effects of the differences we identify are classified as current or long-term deferred tax assets and liabilities in our Consolidated Balance Sheets. Our judgments, assumptions, and estimates relative to the current provision for income tax take into account current tax laws, our interpretation of current tax laws, and possible outcomes of current and future audits conducted by foreign and domestic tax authorities. Changes in tax laws or our interpretation of tax laws and the resolution of current and future tax audits could significantly impact the amounts provided for income taxes in our Consolidated Balance Sheets and Consolidated Statements of Operations. We must also assess the likelihood that deferred tax assets will be realized from future taxable income and, based on this assessment, establish a valuation allowance, if required. Our determination of our valuation allowance is based upon a number of assumptions, judgments, and estimates, including forecasted earnings, future taxable income, and the relative proportions of revenue and income before taxes in the various domestic and international jurisdictions in which we operate. To the extent we establish a valuation allowance or change the valuation allowance in a period, we reflect the change with a corresponding increase or decrease to our tax provision in our Consolidated Statements of Operations.

We adopted authoritative guidance on income taxes, effective March 31, 2007, that clarifies the accounting for income taxes, by prescribing a minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. It also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition.

This guidance prescribes a two-step process to determine the amount of tax benefit to be recognized. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step requires us to estimate and measure the tax benefit as the largest amount that is more than 50% likely to be realized upon ultimate settlement. It is inherently difficult and subjective to estimate such amounts, as this requires us to determine the probability of various possible outcomes. We reevaluate these uncertain tax positions on a quarterly basis. This evaluation is based on factors including, but not limited to, changes in facts or circumstances, changes in tax law, effectively settled issues under audit, and new audit activity. Such a change in recognition or measurement would result in the recognition of a tax benefit or an additional charge to the tax provision in the period.

Stock-Based Compensation

Stock-based compensation is measured at the grant date based on the fair value of the award and is recognized as expense over the requisite service period, which is generally the vesting period of the respective award. No compensation cost is ultimately recognized for awards for which employees do not render the requisite service and are forfeited.

Fair Value of Stock-Based Awards. We use the Black-Scholes option-pricing model to determine the fair value of stock options. The determination of the grant date fair value of options using an option-pricing model is affected by our stock price as well as assumptions regarding a number of complex and subjective variables. These variables include our expected stock price volatility over the term of the awards, actual and projected employee stock option exercise and cancellation behaviors, risk-free interest rates and expected dividends. We estimate the expected life of options granted based on an analysis of our historical experience of employee exercise and post-vesting termination behavior considered in relation to the contractual life of the option. Expected volatility is based on the average of historical volatility for the period commensurate with the expected life of the option and the implied volatility of traded options. The risk free interest rate is equal to the U.S. Treasury constant maturity rates for the period equal to the expected life. We do not currently pay cash dividends on our common stock and do not anticipate doing so in the foreseeable future. Accordingly, our expected dividend yield is zero. The fair value of each RSU is equal to the market value of Symantec's common stock on the date of grant. The fair value of each ESPP purchase right is equal to the 15% discount on shares purchased.

Concentrations of Credit Risk

A significant portion of our revenue and net income (loss) is derived from international sales and independent agents and distributors. Fluctuations of the U.S. dollar against foreign currencies, changes in local regulatory or economic conditions, piracy, or nonperformance by independent agents or distributors could adversely affect operating results.

Financial instruments that potentially subject us to concentrations of credit risk consist principally of cash and cash equivalents, short-term investments, trade accounts receivable, and forward foreign exchange contracts. Our investment portfolio is diversified and consists of investment grade securities. Our investment policy limits the amount of credit risk exposure to any one issuer and in any one country. We are exposed to credit risks in the event of default by the issuers to the extent of the amount recorded in the Consolidated Balance Sheets. The credit risk in our trade accounts receivable is substantially mitigated by our credit evaluation process, reasonably short collection terms, and the geographical dispersion of sales transactions. We maintain reserves for potential credit losses and such losses have been within management's expectations. See Note 11 for details of significant customers.

Advertising costs

Advertising costs are charged to operations as incurred and include electronic and print advertising, trade shows, collateral production, and all forms of direct marketing. Starting in January 2007, certain advertising contracts contain placement fee arrangements with escalation clauses which are expensed on an estimated average cost basis over the term of the arrangement. The difference between the actual placement fee paid and the estimated average placement fee cost was $47 million and $82 million for fiscal 2010 and fiscal 2009, respectively. Advertising costs included in Sales and marketing expense for fiscal 2010, 2009, and 2008 were $615 million, $572 million, and $555 million, respectively.

Recently Adopted Authoritative Guidance

In the first quarter of fiscal 2010, we adopted new authoritative guidance on convertible debt instruments that requires the issuer of convertible debt instruments with cash settlement features to separately account for the liability and equity components of the instrument. The debt is recognized at the present value of its cash flows discounted using the issuer's nonconvertible debt borrowing rate at the time of issuance. The equity component is recognized as the difference between the proceeds from the issuance of the note and the fair value of the liability. This guidance also requires interest to be accreted as interest expense of the resultant debt discount over the expected life of the debt. This guidance applies to the 0.75% Convertible Senior Notes ("0.75% Notes") due June 15, 2011 and the 1.00% Convertible Senior Notes ("1.00% Notes") due June 15, 2013, collectively referred to as the Senior Notes. Prior to the adoption of this guidance, the liability of the Senior Notes was carried at its principal value and only the contractual interest expense was recognized in our Consolidated Statements of Operations. Because this guidance requires retrospective adoption, we were required to adjust all periods for which the Senior Notes were outstanding before the date of adoption.

Upon adoption of this guidance and effective as of the issuance date of the Senior Notes in June 2006, we recorded $586 million of the principal amount to equity, representing the debt discount for the difference between our estimated nonconvertible debt borrowing rate of 6.78% at the time of issuance and the coupon rate of the Senior Notes. This debt discount, recorded in additional paid-in capital, is amortized as additional non-cash interest expense over the contractual terms of the Senior Notes using the effective interest method. In addition, we allocated $9 million of the issuance costs to the equity component of the Senior Notes and the remaining $24 million of the issuance costs to the debt component of the Senior Notes. The issuance costs were allocated pro rata based on the relative carrying amounts of the debt and equity components. The debt issuance costs associated with the debt component are amortized as interest expense over the respective contractual terms of the Senior Notes using the effective interest method.

SYMANTEC CORPORATION

Notes to Consolidated Financial Statements — (Continued)

The retrospective adoption of this guidance resulted in the following adjustments to our Consolidated Balance Sheet as of April 3, 2009:

	As of April 3, 2009		
	As Previously Reported	Adjustments	As Adjusted
	(In millions)		
Current assets	$ 3,300	$ (3)[(1)]	$ 3,297
Property and equipment, net	973		973
Intangible assets, net	1,639		1,639
Goodwill	4,561		4,561
Investment in joint venture	97		97
Other long-term assets	75	(4)[(2)]	71
Total assets	$10,645	$ (7)	$10,638
Current liabilities	$ 3,513	$ —	$ 3,513
Convertible senior notes	2,100	(334)[(3)]	1,766
Long-term deferred revenue	419		419
Long-term deferred tax liabilities	53	128[(4)]	181
Long-term income taxes payable	522		522
Other long-term liabilities	90		90
Total liabilities	6,697	(206)	6,491
Common stock	8	—	8
Additional paid-in capital	8,941	348[(5)]	9,289
Accumulated other comprehensive income	186		186
Accumulated deficit	(5,187)	(149)[(6)]	(5,336)
Total stockholders' equity	3,948	199	4,147
Total liabilities and stockholders' equity	$10,645	$ (7)	$10,638

The retrospective adoption of this guidance resulted in the following adjustments to our Consolidated Statements of Operations:

	Fiscal Year Ended April 3, 2009			Fiscal Year Ended March 28, 2008		
	As Previously Reported	Adjustments	As Adjusted	As Previously Reported	Adjustments	As Adjusted
	(In millions, except per share data)					
Total net revenue	$ 6,150	$ —	$ 6,150	$5,874	$ —	$5,874
Costs and expenses	12,620	—	12,620	5,272	—	5,272
Operating (loss) income	(6,470)	—	(6,470)	602	—	602
Interest income	37	—	37	77	—	77
Interest expense	(29)	(96)[7]	(125)	(30)	(89)[7]	(119)
Impairment of marketable securities	(4)	—	(4)	—	—	—
Other income, net	12	—	12	63	—	63
(Loss) income before income taxes and loss from joint venture	(6,454)	(96)	(6,550)	712	(89)	623
Provision for income taxes	222	(39)[8]	183	249	(36)[8]	213
Loss from joint venture	53	—	53	—	—	—
Net (loss) income	$(6,729)	$ (57)	$(6,786)	$ 463	$ (53)	$ 410
Net (loss) income per share — basic	$ (8.10)	$(0.07)	$ (8.17)	$ 0.53	$(0.06)	$ 0.47
Net (loss) income per share — diluted	$ (8.10)	$(0.07)	$ (8.17)	$ 0.52	$(0.06)	$ 0.46

(1) This amount represents the cumulative adjustments to the current portion of the debt issuance costs associated with the Senior Notes.

(2) This amount represents the cumulative adjustments to the long-term portion of the debt issuance costs associated with the Senior Notes.

(3) This amount represents the remaining unamortized debt discount on the Senior Notes.

(4) This amount represents the long-term deferred income tax impact of the reduction in the book basis, with no corresponding reduction in the tax basis, of the Senior Notes.

(5) This amount represents the equity component of the Senior Notes, net of tax adjustments to the tax benefit of call options, due to the amortization of the debt discount.

(6) This amount represents the cumulative Net income impact of the amortization of the debt discount, recognized as additional non-cash interest expense, and the associated tax adjustments since inception of the Senior Notes.

(7) These amounts represent the amortization of the debt discount, recognized as additional non-cash interest expense, net of the decrease in interest expense associated with the debt issuance costs.

(8) These amounts represent the tax effect of the amortization of the debt discount and debt issuance costs.

The retrospective adoption of this guidance does not affect our balance of Cash and cash equivalents and as a result did not change net cash flows from operating, investing or financing activities in our Consolidated Statements of Cash Flows for the fiscal years ended April 3, 2009 and March 28, 2008.

The retrospective adoption of this guidance resulted in the following adjustments to our Consolidated Statements of Stockholders' Equity:

	Additional Paid-In Capital	Accumulated (Deficit) Earnings
	(In millions)	
Balances, March 30, 2007, as reported	$10,061	$ 1,348
Equity component of Senior Notes, net of taxes	357	—
Equity component of debt issuance costs	(9)	—
Amortization of debt discount	—	(64)
Amortization of debt issuance costs, net of reversal of previously recorded amortization of debt issuance costs	—	1
Tax adjustments	—	25
Balances, March 30, 2007, as adjusted	10,409	1,310
Fiscal 2008 equity activity, as reported	(922)	317
Amortization of debt discount	—	(91)
Amortization of debt issuance costs, net of reversal of previously recorded amortization of debt issuance costs	—	2
Tax adjustments	—	36
Balances, March 28, 2008, as adjusted	9,487	1,574
Fiscal 2009 equity activity, as reported	(198)	(6,853)
Amortization of debt discount	—	(97)
Amortization of debt issuance costs, net of reversal of previously recorded amortization of debt issuance costs	—	1
Tax adjustments	—	39
Balances, April 3, 2009, as adjusted	$ 9,289	$(5,336)

Upon adoption of this guidance and effective as of the issuance date of the Senior Notes, we recorded, as adjustments to additional paid-in capital, deferred taxes for the differences between the carrying value and tax basis that resulted from allocating $586 million of the principal amount of the Senior Notes and $9 million of the associated issuance costs to equity. In subsequent periods, we recorded adjustments to deferred taxes to reflect the tax effect of the amortization of the debt discount and debt issuance costs.

Other Recently Adopted Authoritative Guidance

In the first quarter of fiscal 2010, we adopted new authoritative guidance on business combinations that requires an acquiring entity to measure and recognize identifiable assets acquired and liabilities assumed at the acquisition date fair value with limited exceptions. The changes include the treatment of acquisition related transaction costs, the valuation of any noncontrolling interest at acquisition date fair value, the recording of acquired contingent liabilities at acquisition date fair value and the subsequent re-measurement of such liabilities after the acquisition date, the recognition of capitalized in-process research and development, the accounting for acquisition-related restructuring cost accruals subsequent to the acquisition date, and the recognition of changes in the acquirer's income tax valuation allowance. Our acquisitions during fiscal 2010 have been accounted for using this new authoritative guidance. See Note 4. The adoption of this guidance did not have a material impact on our consolidated financial statements, however, it could have a material impact on future periods.

In the first quarter of fiscal 2010, we adopted new authoritative guidance on the recognition and measurement of other-than-temporary impairments for debt securities that replaced the pre-existing "intent and ability" indicator.

This guidance specifies that if the fair value of a debt security is less than its amortized cost basis, an other-than-temporary impairment is triggered in circumstances in which (1) an entity has an intent to sell the security, (2) it is more likely than not that the entity will be required to sell the security before recovery of its amortized cost basis, or (3) the entity does not expect to recover the entire amortized cost basis of the security (that is, a credit loss exists). Other-than-temporary impairments are separated into amounts representing credit losses, which are recognized in earnings, and amounts related to all other factors, which are recognized in other comprehensive income (loss). The adoption of this guidance did not have a material impact on our consolidated financial statements.

In the first quarter of fiscal 2010, we adopted new authoritative guidance on noncontrolling (minority) interests in consolidated financial statements, which includes requiring noncontrolling interests be classified as a component of consolidated stockholders' equity and to identify earnings attributable to noncontrolling interests reported as part of consolidated earnings. The guidance also requires the gain or loss on the deconsolidated subsidiary be measured using the fair value of the noncontrolling equity investment. The adoption of this guidance did not have a material impact on our consolidated financial statements.

In the first quarter of fiscal 2010, we adopted new authoritative guidance that specifies the way in which fair value measurements should be made for non-financial assets and liabilities that are not measured and recorded at fair value on a recurring basis, and specifies additional disclosures related to these fair value measurements. The adoption of this guidance did not have a material impact on our consolidated financial statements.

In the fourth quarter of fiscal 2010, we adopted new authoritative guidance on revenue recognition for multiple-element arrangements. The new standard changes the requirements for establishing separate units of accounting in a multiple element arrangement and requires the allocation of arrangement consideration to each deliverable to be based on the relative selling price. The new standard establishes a selling price hierarchy that allows for the use of an estimated selling price to determine the allocation of arrangement consideration to a deliverable in a multiple element arrangement where neither VSOE nor TPE is available for that deliverable. Concurrently to issuing the new standard, the FASB also issued new authoritative guidance that excludes tangible products that contain software and non-software elements that function together to provide the tangible products' essential functionality from the scope of software revenue guidance. We have elected to adopt the new accounting standards as of the beginning of fiscal 2010 for applicable transactions originating from or materially modified after April 2, 2009. Our adoption did not have a material impact on our financial statements. Our joint venture also adopted the accounting standards during its period ended December 31, 2009, which was applied to the beginning of its fiscal year. As a result of the joint venture's adoption of the accounting standards, our Loss from joint venture decreased by $12 million during our fiscal 2010. See Note 6 for further details regarding the impact of this guidance on our joint venture.

Recently Issued Authoritative Guidance

In June 2009, the FASB issued revised guidance which changes the model for determining whether an entity should consolidate a variable interest entity ("VIE"). The standard replaces the quantitative-based risks and rewards calculation for determining which enterprise has a controlling financial interest in a VIE with an approach focused on identifying which enterprise has the power to direct the activities of a VIE and the obligation to absorb losses of the entity or the right to receive the entity's residual returns. The statement is effective as of the first quarter of our fiscal 2011, and early adoption is prohibited. We do not expect the adoption of this new authoritative guidance to have a material impact on our consolidated financial statements.

Note 2. Fair Value Measurements

We measure assets and liabilities at fair value based on an expected exit price as defined by the authoritative guidance on fair value measurements, which represents the amount that would be received on the sale of an asset or paid to transfer a liability, as the case may be, in an orderly transaction between market participants. As such, fair value may be based on assumptions that market participants would use in pricing an asset or liability. The authoritative guidance on fair value measurements establishes a consistent framework for measuring fair value on either a recurring or nonrecurring basis whereby inputs, used in valuation techniques, are assigned a hierarchical level. The following are the hierarchical levels of inputs to measure fair value:

- *Level 1:* Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
- *Level 2:* Inputs reflect: quoted prices for identical assets or liabilities in markets that are not active; quoted prices for similar assets or liabilities in active markets; inputs other than quoted prices that are observable for the assets or liabilities; or inputs that are derived principally from or corroborated by observable market data by correlation or other means.
- *Level 3:* Unobservable inputs reflecting our own assumptions incorporated in valuation techniques used to determine fair value. These assumptions are required to be consistent with market participant assumptions that are reasonably available.

Assets Measured and Recorded at Fair Value on a Recurring Basis

The following table summarizes our assets that are measured at fair value on a recurring basis, by level, within the fair value hierarchy:

	As of April 2, 2010				As of April 3, 2009			
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
				(In millions)				
Cash equivalents:								
Money market funds	$2,046	$ —	$—	$2,046	$389	$ —	$—	$ 389
Bank securities and deposits	—	216	—	216	—	474	—	474
Government securities	—	116	—	116	—	479	—	479
Total cash equivalents	2,046	332	—	2,378	389	953	—	1,342
Short-term investments:								
Asset-backed securities	—	6	—	6	—	13	—	13
Corporate securities	—	4	—	4	—	8	—	8
Government securities	—	—	—	—	—	175	—	175
Marketable equity securities	5	—	—	5	3	—	—	3
Total short-term investments	5	10	—	15	3	196	—	199
Total	$2,051	$342	$—	$2,393	$392	$1,149	$—	$1,541

Level 2 fixed income available-for-sale securities are priced using quoted market prices for similar instruments, nonbinding market prices that are corroborated by observable market data, or discounted cash flow techniques.

Assets Measured and Recorded at Fair Value on a Nonrecurring Basis

The following table summarizes our assets measured at fair value on a nonrecurring basis, by level, within the fair value hierarchy:

	April 2, 2010	Level 1	Level 2	Level 3	Impairment Fiscal Year Ended April 2, 2010
			(In millions)		
Assets held for sale	$34	$—	$34	$—	$20

In fiscal 2010 and 2009, as part of our ongoing review of real estate holdings, we determined that certain properties were underutilized. As a result, we committed to sell properties with a total estimated fair value, less costs to sell, of approximately $34 million and $59 million as of April 2, 2010 and April 3, 2009, respectively. Assets held for sale are included in Other current assets. We expect the sale of the remaining properties to be completed during fiscal 2011.

The fair value measurements were based on recent offers made by third parties to purchase the properties or on valuation appraisals. To reflect the fair value less costs to sell, assets held for sale were written down during fiscal 2010, 2009 and 2008. As a result, we recorded impairments of $20 million, $46 million, and $93 million, respectively. We sold assets for $42 million and $98 million, which resulted in losses of $10 million and $2 million in fiscal 2010 and 2008, respectively. We also sold properties in fiscal 2009 for $40 million, which resulted in an immaterial loss.

Note 3. Short-Term Investments

The following table summarizes our available-for-sale investments:

	As of April 2, 2010				As of April 3, 2009			
	Amortized Cost	Unrealized Gains	Unrealized Losses	Estimated Fair Value	Amortized Cost	Unrealized Gains	Unrealized Losses	Estimated Fair Value
				(In millions)				
Asset-backed securities	$ 7	$—	$ (1)	$ 6	$ 15	$—	$ (2)	$ 13
Corporate securities	4	—	—	4	8	—	—	8
Government securities	—	—	—	—	175	—	—	175
Marketable equity securities	2	3	—	5	2	1	—	3
Total	$13	$ 3	$ (1)	$15	$200	$ 1	$ (2)	$199

The following table provides the gross unrealized losses and the fair market value of our investments with unrealized losses that are not deemed to be other-than-temporarily impaired, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position:

	As of April 2, 2010						As of April 3, 2009					
	Less than 12 Months		12 Months or Greater		Total		Less than 12 Months		12 Months or Greater		Total	
	Losses	Fair Value	Losses	Fair Value	Losses	Fair Value	Losses	Fair Value	Losses	Fair Value	Losses	Fair Value
						(In millions)						
Asset-backed securities	$—	$—	$1	$6	$1	$6	$—	$—	$2	$13	$2	$13

Proceeds from sales, maturities, and principal pay downs related to available-for-sale securities were $192 million and $685 million primarily from the maturities related to government securities for fiscal 2010 and the sales of asset-backed securities for fiscal 2009, respectively. The gross realized losses on sales of available-for-sale investments were not material for fiscal 2010. The gross realized losses on sales of available-for-sale investments totaled $3 million and were primarily related to our sales of asset-backed securities and corporate securities in fiscal 2009.

Note 4. Acquisitions

Fiscal 2010 acquisitions

During fiscal 2010, we completed two acquisitions of nonpublic companies for an aggregate of $42 million in cash. No equity interests were issued. We recorded goodwill in connection with each of these acquisitions, which resulted primarily from our expectation of synergies from the integration of the acquired company's technology with our technology. The goodwill for these acquisitions is only partially tax deductible, if at all. The results of operations for the acquired companies have been included in our results of operations since their respective acquisition dates. These acquisitions are included in our Security and Compliance segment.

The purchase price allocation related to these fiscal 2010 acquisitions is as follows (*in millions*):

Acquisition date	Various
Net tangible assets (liabilities)	$ —
Intangible assets[1]	18
Goodwill	24
Total purchase price	$ 42

(1) Intangible assets include customer relationships of $13 million and developed technology of $5 million, which are amortized over their estimated useful lives of four to eleven years. The weighted-average estimated useful lives were 10.0 years and 4.0 years, respectively.

Fiscal 2009 acquisitions

MessageLabs Purchase

On November 14, 2008, we completed the acquisition of MessageLabs Group Limited ("MessageLabs"), a nonpublic United Kingdom-based provider of managed services to protect, control, encrypt, and archive electronic communications. The acquisition complements our SaaS business. In exchange for all of the voting equity interests of MessageLabs, we paid the following (*in millions*):

Cash paid for acquisition of common stock outstanding, excluding cash acquired	$632
Acquisition-related transaction costs	8
Total purchase price	$640

The results of operations for MessageLabs are included since the date of acquisition as part of the Security and Compliance segment. Supplemental proforma information for MessageLabs was not material to our financial results and was therefore not included. The purchase price was subject to an adjustment of up to an additional $13 million in cash due to estimates in the initial purchase price that were not finalized. As a result, subsequent to the acquisition date, the Company paid an additional $10 million to the seller which was allocated to Goodwill.

The following table presents the purchase price allocation included in our Consolidated Balance Sheets (*in millions*):

Net tangible assets[1]	$ 20
Intangible assets[2]	170
Goodwill[3]	480
Deferred tax liability	(30)
Total purchase price	$640

(1) Net tangible assets included deferred revenue which was adjusted down from $34 million to $10 million representing our estimate of the fair value of the contractual obligation assumed for support services.

(2) Intangible assets included customer relationships of $127 million, developed technology of $39 million and definite-lived tradenames of $4 million, which are amortized over their estimated useful lives of one to eight years. The weighted-average estimated useful lives were 8.0 years, 4.0 years and 1.0 years, respectively.

(3) Goodwill was not tax deductible and resulted primarily from our expectation of synergies from the integration of MessageLabs product offerings with our product offerings.

Other fiscal 2009 acquisitions

During fiscal 2009, in addition to MessageLabs, we completed acquisitions of five nonpublic companies for an aggregate of $478 million in cash, including $6 million in acquisition-related expenses resulting from financial advisory, legal and accounting services, duplicate sites, and severance. No equity interests were issued. We recorded goodwill in connection with each of these acquisitions, which resulted primarily from our expectation of synergies from the integration of the acquired company's technology with our technology and the acquired company's access to our global distribution network. In addition, each acquired company provided a knowledgeable and experienced workforce. Most of the goodwill from the PC Tools Pty Limited ("PC Tools") acquisition was tax deductible, while goodwill for the other acquisitions was not tax deductible or was not material. The results of operations for the acquired companies have been included in our results of operations since their respective acquisition dates. AppStream, Inc. ("AppStream"), and the Other acquisitions are included in our Security and Compliance segment and SwapDrive, Inc. ("SwapDrive") and PC Tools are included in our Consumer segment.

The following table presents the purchase price allocations related to these other fiscal 2009 acquisitions included in our Consolidated Balance Sheets:

	AppStream	SwapDrive	PC Tools	Other	Total
		(In millions)			
Acquisition date	April 18, 2008	June 6, 2008	October 6, 2008	Various	
Net tangible assets (liabilities)	$ 14	$ 2	$ (11)	$ —	$ 5
Intangible assets[1]	11	42	100	12	165
Goodwill	27	81	173	27	308
Total purchase price	$ 52	$ 125	$ 262	$ 39	$478

(1) Intangible assets included customer relationships of $43 million, developed technology of $90 million and definite-lived tradenames of $1 million, which are amortized over their estimated useful lives of one to nine years. The weighted-average estimated useful lives were 6.5 years, 5.5 years and 1.4 years, respectively. Intangible assets also included indefinite-lived trade-names of $31 million, which have an indefinite estimated useful life.

Fiscal 2008 acquisitions

Altiris Purchase

On April 6, 2007, we completed the acquisition of Altiris Inc. ("Altiris"), a leading provider of information technology management software that enables businesses to easily manage and service network-based endpoints. In exchange for all of the voting equity interests of Altiris, we paid the following (*in millions*):

Cash paid for acquisition of common stock outstanding, excluding cash acquired	$ 990
Fair value of stock options assumed	17
Fair value of restricted stock awards	5
Acquisition-related transaction costs	4
Restructuring costs	22
Total purchase price	$1,038

The results of operations of Altiris are included since the date of acquisition as part of the Security and Compliance segment, with the exception of Altiris Services, which are included as part of our Services segment. Supplemental proforma information for Altiris was not material to our financial results and was therefore not included.

The following table presents the purchase price allocation included in our Consolidated Balance Sheets (*in millions*):

Net tangible assets[1]	$ 231
Intangible assets[2]	313
Goodwill[3]	633
Deferred tax liability	(139)
Total purchase price	$1,038

---

(1) Net tangible assets included deferred revenue which was adjusted down from $46 million to $12 million representing our estimate of the fair value of the contractual obligation assumed for support services.

(2) Intangible assets included customer relationships of $201 million, developed technology of $90 million and definite-lived tradenames of $22 million, which are amortized over their estimated useful lives of one to eight years. The weighted-average estimated useful lives were 8.0 years, 5.1 years and 7.6 years, respectively.

(3) Goodwill was deductible in the State of California for tax purposes. The amount resulted primarily from our expectation of synergies from the integration of Altiris product offerings with our product offerings.

Other fiscal 2008 acquisitions

During fiscal 2008, in addition to Altiris, we completed acquisitions of two nonpublic companies for an aggregate of $334 million in cash, including $5 million in acquisition-related expenses resulting from financial advisory, legal and accounting services, duplicate sites, and severance. No equity interests were issued. We recorded goodwill in connection with each of these acquisitions, none of which was tax deductible, resulting primarily from our expectation of synergies from the integration of the acquired company's technology with our technology and the acquired company's access to our global distribution network. In addition, each acquired company provided a knowledgeable and experienced workforce. The results of operations for Vontu Inc. ("Vontu") and the Other acquisition have been included in our results of operations since their respective acquisition dates and are included in our Security and Compliance segment.

The following table presents the purchase price allocations related to these other fiscal 2008 acquisitions included in our Consolidated Balance Sheets:

	Vontu	Other	Total
	(In millions)		
Acquisition date	November 30, 2007	January 11, 2007	
Net tangible liabilities	$ (6)	$ —	$ (6)
Intangible assets[1]	69	3	72
Goodwill	259	9	268
Total purchase price	$ 322	$ 12	$334

(1) Intangible assets included customer relationships of $33 million and developed technology of $39 million, which are amortized over their estimated useful lives of one to eight years. The weighted-average estimated useful lives were 8.0 years and 4.1 years, respectively.

Note 5. Goodwill and Intangible Assets

Goodwill

We allocate goodwill to our reporting units, which are the same as our operating segments. Goodwill is allocated by operating segment as follows:

	Consumer	Security and Compliance	Storage and Server Management	Services	Total
			(In millions)		
Net balance as of March 28, 2008[1]	$103	$ 4,081	$ 6,666	$ 358	$11,208
Operating segment reclassification[2]	—	(84)	—	84	—
Goodwill acquired through business combinations[3]	253	54	—	471	778
Goodwill adjustments[4]	—	4	(10)	—	(6)
Goodwill impairment	—	(2,700)	(4,199)	(520)	(7,419)
Net balance as of April 3, 2009[5]	$356	$ 1,355	$ 2,457	$ 393	$ 4,561
Operating segment reclassification[6]	—	193	191	(384)	—
Goodwill acquired through business combinations[3]	—	24	—	—	24
Goodwill adjustments[4]	—	10	—	10	20
Net balance as of April 2, 2010[7]	$356	$ 1,582	$ 2,648	$ 19	$ 4,605

(1) Gross goodwill balances for the Consumer, Security and Compliance, Storage and Server Management, and Services are $103 million, $4.1 billion, $6.7 billion, and $358 million, respectively as of March 28, 2008. There was no accumulated impairment loss as of March 28, 2008.

(2) In the first quarter of fiscal 2009, we moved Altiris services from the Security and Compliance segment to the Services segment. As a result of this reclassification the above adjustments were made as required by the authoritative guidance.

(3) See Note 4 for acquisitions.

(4) Reflects adjustments made to goodwill of prior acquisitions as a result of tax adjustments that were accounted for under the prior authoritative guidance on business combinations.

(5) Gross goodwill balances for the Consumer, Security and Compliance, Storage and Server Management, and Services are $356 million, $4.1 billion, $6.7 billion, and $913 million, respectively as of April 3, 2009. Accumulated impairment losses for the Security and Compliance, Storage and Server Management, and Services are $2.7 billion, $4.2 billion, and $520 million, respectively as of April 3, 2009. There was no accumulated impairment loss for the Consumer segment as of April 3, 2009.

(6) During the first quarter of fiscal 2010, we changed our reporting segments to better align to our operating structure, resulting in the Enterprise Vault products that were formerly included in the Security and Compliance segment being moved to the Storage and Server Management segment. Also, Software-as-a-Service, which was a standalone reporting unit in fiscal 2009, moved to either the Security and Compliance segment or the Storage and Server Management segment from the Services segment, based on the nature of the service delivered. The predominant amount of SaaS goodwill went to the Security and Compliance segment. See Note 11 for segment information.

(7) Gross goodwill balances for the Consumer, Security and Compliance, Storage and Server Management, and Services are $356 million, $4.0 billion, $7.2 billion, and $461 million, respectively as of April 2, 2010. Accumulated impairment losses for Security and Compliance, Storage and Server Management, and Services are $2.4 billion, $4.6 billion, and $442 million, respectively as of April 2, 2010. There was no accumulated impairment loss for the Consumer segment as of April 2, 2010. These balances are reflective of amounts after adjustment for segment reclassifications during the period.

During the fourth quarter of fiscal 2010, in accordance with our accounting policy as described in Note 1, we performed our annual impairment analysis and determined that goodwill was not impaired. Based on the impairment analysis performed, we determined that the fair value of each of our reporting units exceeded its carrying value by more than 20% of the carrying value.

During the third quarter of fiscal 2009, based on a combination of factors, including the current economic environment and a decline in our market capitalization, we concluded that there were sufficient potential impairment indicators that required us to perform an interim goodwill impairment analysis. The analysis was not completed during the third quarter of fiscal 2009 and an estimated impairment charge of $7.0 billion was recorded. The analysis was subsequently finalized and an additional impairment charge of $413 million was included in our results for the fourth quarter of fiscal 2009. As a result, we recorded a total non-cash goodwill impairment charge based on the interim impairment analysis of $7.4 billion for fiscal 2009. We also performed our annual impairment analysis during the fourth quarter of fiscal 2009 and determined that no additional impairment charge was required.

The calculation of potential goodwill impairment requires significant judgment at many points during the analysis. In determining the carrying value of equity of the reporting units, we applied judgment to allocate assets and liabilities, such as accounts receivable and property and equipment, based on the specific identification or relevant driver, as they are not held by those reporting units but by functional departments. Furthermore, we utilize the income approach, under which we calculate fair value based on the estimated discounted future cash flows of that specific reporting unit. The income approach was determined to be the most representative valuation technique that would be utilized by a market participant in an assumed transaction, but we also considered the market approach which measures the value of an asset through an analysis of recent sales or offerings of comparable property. We also consider our market capitalization on the date we perform our analysis as compared to the sum of the fair values of our reporting units to assess the reasonableness of the values of the reporting units determined under the income approach.

The income approach requires us to make estimates and judgments about the future cash flows of each reporting unit as well as discount rates to be applied. Although our cash flow forecasts are based on assumptions that are consistent with the plans and estimates we are using to manage the underlying reporting units, there is significant judgment in determining the cash flows attributable to these reporting units. For the fiscal 2010 analysis, due to the improving overall economic environment and its impact on our long-term estimates, our estimated future cash flows are somewhat higher than those used in the prior year analysis. Similarly, the discount rates utilized were decreased to reflect the decreased risk of volatility in the current economic environment. For the fiscal 2009 analysis, as a result of the downturn in the economic environment during the second half of calendar 2008, determining the fair value of the individual reporting units was even more judgmental than in the past. In particular, the global economic recession reduced our visibility into long-term trends, and consequently, estimates of future cash flows used in the analysis were lower than those used in the prior year analysis. The discount rates utilized in the fiscal 2009 analysis also reflected market-based estimates of the risks associated with the projected cash flows of individual reporting units and were increased from the previous year's analysis to reflect increased risk due to volatility in the economic environment during the period.

Our reporting units are identified in accordance with the applicable authoritative guidance and are either equivalent to, or represent one level below, an operating segment, which constitute a business for which discrete financial information is available and for which segment management regularly reviews the operating results. Our operating segments are significant strategic business units that offer different products and services, distinguished by customer needs. Our reporting units are consistent with our operating segments.

Intangible assets, net

	April 2, 2010			
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Weighted-Average Remaining Useful Life
	($ in millions)			
Customer relationships	$1,839	$ (973)	$ 866	4 years
Developed technology	1,635	(1,458)	177	1 year
Definite-lived tradenames	128	(66)	62	5 years
Patents	75	(54)	21	3 years
Indefinite-lived tradenames	53	—	53	Indefinite
Total	$3,730	$(2,551)	$1,179	3 years

	April 3, 2009			
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Weighted-Average Remaining Useful Life
	($ in millions)			
Customer relationships	$1,830	$ (745)	$1,085	5 years
Developed technology	1,785	(1,390)	395	1 year
Definite-lived tradenames	130	(54)	76	6 years
Patents	76	(46)	30	4 years
Indefinite-lived tradenames	53	—	53	Indefinite
Total	$3,874	$(2,235)	$1,639	3 years

In fiscal 2010, 2009, and 2008, total amortization expense for intangible assets was $481 million, $585 million, and $574 million, respectively.

Total amortization expense for intangible assets which have definite lives, based upon our existing intangible assets and their current estimated useful lives as of April 2, 2010, is estimated to be as follows (*in millions*):

2011	$ 340
2012	296
2013	264
2014	119
2015	66
Thereafter	41
Total	$1,126

Note 6. Investment in Joint Venture

On February 5, 2008, Symantec formed Huawei-Symantec, Inc. ("joint venture") with a subsidiary of Huawei Technologies Co., Limited ("Huawei"). The joint venture is domiciled in Hong Kong with principal operations in Chengdu, China. We contributed cash of $150 million, licenses related to certain intellectual property and intangible assets in exchange for 49% of the outstanding common shares of the joint venture. The joint venture develops, manufactures, markets and supports security and storage appliances to global telecommunications carriers and enterprise customers. Huawei contributed its telecommunications storage and security business assets, engineering, sales and marketing resources, personnel, and licenses related to intellectual property in exchange for a 51% ownership interest in the joint venture.

The contribution of assets to the joint venture was accounted for at its carrying value. The historical carrying value of the assets contributed by Symantec comprised a significant portion of the net assets of the joint venture. As a result, our carrying value of the investment in the joint venture exceeded our proportionate share in the book value of the joint venture by approximately $75 million upon formation of the joint venture. As the contributions for both Symantec and Huawei were recorded at historical carrying value by the joint venture, this basis difference is attributable to the contributed identified intangible assets. The basis difference is being amortized over a weighted-average period of 9 years, the estimated useful lives of the underlying identified intangible assets to which the basis difference is attributed.

On February 5, 2011, we have a one-time option to purchase an additional two percent ownership interest from Huawei for $28 million. We determined the value of the option using the Black-Scholes option-pricing model. The value of the option is not considered material to the financial statements. We have concluded that the option does not meet the definition of a derivative under the authoritative guidance. Symantec and Huawei each have the right to purchase all of the other partner's ownership interest through a bid process upon certain triggering events set to occur as early as February 5, 2011.

We account for our investment in the joint venture under the equity method of accounting. Under this method, we record our proportionate share of the joint venture's net income or loss based on the quarterly financial statements of the joint venture. We record our proportionate share of net income or loss one quarter in arrears. In determining our share of the joint venture's net income or loss, we adjust the joint venture's reported results to recognize the amortization expense associated with the basis difference described above.

As described in Note 1, the joint venture adopted new authoritative guidance on revenue arrangements with multiple deliverables during its period ended December 31, 2009, which was applied to the beginning of its fiscal year. The impact of the adoption decreased our proportionate share of net loss by $12 million during our fiscal 2010.

Summarized unaudited Statement of Operations information for the joint venture and the calculation of our share of the joint venture's loss are as follows:

	For the Period from January 1, 2009 to December 31, 2009	For the Period from February 5, 2008 to December 31, 2008
	($ in millions)	
Net revenue	$224	$ 28
Gross margin	87	7
Net loss, as reported by the joint venture	$ (63)	$(92)
Symantec's ownership interest	49%	49%
Symantec's proportionate share of net loss	$ (31)	$(45)
Adjustment for amortization of basis difference	(8)	(8)
Loss from joint venture	$ (39)	$(53)

Note 7. Debt

Convertible senior notes

In June 2006, we issued $1.1 billion in principal amount of 0.75% Notes and $1.0 billion in principal amount of 1.00% Notes. We received proceeds of $2.1 billion from the Senior Notes and incurred net transaction costs of approximately $33 million, of which $9 million was allocated to equity and the remainder allocated proportionately to the 0.75% Notes and 1.00% Notes. The 0.75% Notes and 1.00% Notes were each issued at par and bear interest at 0.75% and 1.00% per annum, respectively. Interest is payable semiannually in arrears on June 15 and December 15, beginning December 15, 2006.

The following table summarizes information regarding the equity and liability components of the Senior Notes:

	As of	
	April 2, 2010	April 3, 2009
		As Adjusted
	(In millions)	
Equity component	$ 586	$ 586
Principal amount	$2,100	$2,100
Unamortized discount	(229)	(334)
Liability component	$1,871	$1,766

The effective interest rate, contractual interest expense and amortization of debt discount for the Senior Notes was as follows:

	Fiscal Year Ended		
	April 2, 2010	April 3, 2009	March 28, 2008
		As Adjusted	As Adjusted
		(In millions)	
Effective interest rate	6.78%	6.78%	6.78%
Interest expense — contractual	$ 18	$ 18	$ 18
Interest expense — amortization of debt discount	$ 104	$ 96	$ 89

As of April 2, 2010, the remaining weighted-average amortization period of the discount and debt issuance costs is approximately 2.6 years and the if-converted value of the Senior Notes does not exceed the principal amount of the Senior Notes.

Each $1,000 of principal of the Senior Notes will initially be convertible into 52.2951 shares of Symantec common stock, which is the equivalent of $19.12 per share, subject to adjustment upon the occurrence of specified events. Holders of the Senior Notes may convert their Senior Notes prior to maturity during specified periods as follows: (1) during any calendar quarter, beginning after June 30, 2006, if the closing price of our common stock for at least 20 trading days in the 30 consecutive trading days ending on the last trading day of the immediately preceding calendar quarter is more than 130% of the applicable conversion price per share; (2) if specified corporate transactions, including a change in control, occur; (3) with respect to the 0.75% Notes, at any time on or after April 5, 2011, and with respect to the 1.00% Notes, at any time on or after April 5, 2013; or (4) during the five business-day period after any five consecutive trading-day period during which the trading price of the Senior Notes falls below a certain threshold. Upon conversion, we would pay the holder the cash value of the applicable number of shares of Symantec common stock, up to the principal amount of the note. Amounts in excess of the principal amount, if any, may be paid in cash or in stock at our option. Holders who convert their Senior Notes in connection with a change in control may be entitled to a "make whole" premium in the form of an increase in the conversion rate. As of April 2, 2010, none of the conditions allowing holders of the Senior Notes to convert had been met. In addition, upon a change in control of Symantec, the holders of the Senior Notes may require us to repurchase for cash all or any portion of their Senior Notes for 100% of the principal amount.

Concurrently with the issuance of the Senior Notes, we entered into note hedge transactions with affiliates of certain initial purchasers whereby we have the option to purchase up to 110 million shares of our common stock at a price of $19.12 per share. The options as to 58 million shares expire on June 15, 2011 and the options as to 52 million shares expire on June 15, 2013. The options must be settled in net shares. The cost of the note hedge transactions to us was approximately $592 million. In addition, we sold warrants to affiliates of certain initial purchasers whereby they have the option to purchase up to 110 million shares of our common stock at a price of $27.3175 per share. The warrants expire on various dates from July 2011 through August 2013 and must be settled in net shares. We received approximately $326 million in cash proceeds from the sale of these warrants.

The Senior Notes will have no impact on diluted earnings per share ("EPS") until the price of our common stock exceeds the conversion price of $19.12 per share because the principal amount of the Senior Notes will be settled in cash upon conversion. Prior to conversion, we will include the effect of the additional shares that may be issued if our common stock price exceeds $19.12 per share using the treasury stock method. As a result, for the first $1.00 by which the average price of our common stock for a quarterly period exceeds $19.12 per share there would be dilution of approximately 5.4 million shares. As the share price continues to increase, additional dilution would occur at a declining rate such that an average price of $27.3175 per share would yield cumulative dilution of approximately 32.9 million shares. If the average price of our common stock exceeds $27.3175 per share for a quarterly period we will also include the effect of the additional potential shares that may be issued related to the warrants using the treasury stock method. The Senior Notes along with the warrants have a combined dilutive effect such that for the first $1.00 by which the average price exceeds $27.3175 per share there would be cumulative dilution of approximately 39.5 million shares prior to conversion. As the share price continues to increase, additional dilution would occur but at a declining rate.

Prior to conversion, the note hedge transactions are not considered for purposes of the EPS calculation, as their effect would be anti-dilutive. Upon conversion, the note hedge will automatically serve to neutralize the dilutive effect of the Senior Notes when the stock price is above $19.12 per share. For example, if upon conversion the price of our common stock was $28.3175 per share, the cumulative effect of approximately 39.5 million shares in the example above would be reduced to approximately 3.9 million shares.

The preceding calculations assume that the average price of our common stock exceeds the respective conversion prices during the period for which EPS is calculated and excludes any potential adjustments to the conversion ratio provided under the terms of the Senior Notes. See Note 14 for information regarding the impact on EPS of the Senior Notes and warrants in the current period.

Revolving credit facility

In July 2006, we entered into a five-year $1 billion senior unsecured revolving credit facility that expires in July 2011. Borrowings under the facility bear interest, at our option, at either a rate equal to the bank's base rate or a rate equal to LIBOR plus a margin based on our leverage ratio, as defined in the credit facility agreement. In connection with the credit facility, we must maintain certain covenants, including a specified ratio of debt to earnings (before interest, taxes, depreciation, amortization and impairments) as well as various other non-financial covenants. As of April 2, 2010, we were in compliance with all required covenants, and there was no outstanding balance on the credit facility.

Note 8. Restructuring

Upon approval of a restructuring plan by management with the appropriate level of authority, we record restructuring liabilities in accordance with the authoritative guidance. Liabilities for costs associated with an exit or disposal activity are recognized when the liability is incurred, as opposed to when management commits to an exit plan. In addition, (i) liabilities associated with exit and disposal activities are measured at fair value; (ii) one-time termination benefits are expensed at the date the entity notifies the employee, unless the employee must provide future service, in which case the benefits are expensed ratably over the future service period; and (iii) costs to terminate a contract before the end of its term are recognized when the entity terminates the contract in accordance with the contract terms. In addition, a portion of the restructuring costs related to international employees whose termination benefits are recognized when the amount of such termination benefits becomes estimable and payment is probable. We record other costs associated with exit activities as they are incurred.

Our restructuring costs and liabilities consist of severance, benefits, facilities and other costs. Severance and benefits generally include severance, outplacement services, health insurance coverage, effects of foreign currency exchange and legal costs. Facilities costs generally include rent expense, less expected sublease income and lease termination costs. Other costs generally include the effects of foreign currency exchange and consulting services. Also included in Restructuring in our Consolidated Statements of Operations are transition and transformation fees, consulting services, and other costs related to the outsourcing of back office functions. Restructuring expenses are included in the Other reporting segment.

Charges for restructuring costs were $94 million, $96 million, and $74 million for fiscal 2010, 2009 and 2008, respectively. These amounts include transition, transformation, consulting costs and related other costs of $28 million and $21 million for fiscal 2010 and 2009, respectively. There were no transition, transformation, consulting costs and related other costs in fiscal 2008. Transition and transformation related activities are expected to be substantially completed in fiscal 2011. Total remaining costs for transition and transformation activities are estimated to range from approximately $10 million to $20 million.

Restructuring Plans

The following details restructuring plans that management has committed to and are not substantially completed:

2010 Restructuring Plan ("2010 Plan")

In the fourth quarter of fiscal 2010, management approved and initiated the following restructuring events to:

- *Reduce operating costs through a workforce realignment.* This action was initiated to more appropriately allocate resources to the Company's key strategic initiatives. Charges related to this action are for severance and benefits. These actions are expected to be substantially completed in fiscal 2011. Total remaining costs for severance and benefits are estimated to range from $45 million to $65 million.

- *Reduce operating costs through a facilities consolidation.* This action was initiated to streamline our operations and deliver better and more efficient support to our customers and employees. Charges related to this action are for consolidating certain facilities in North America and Europe. These actions are expected to be substantially completed in fiscal 2011. Total remaining costs for facilities are estimated to range from $35 million to $45 million.

2008 Restructuring Plan ("2008 Plan")

In the third quarter of fiscal 2008, management approved and initiated the following restructuring events to:

- *Reduce operating costs through a worldwide headcount reduction.* This action was initiated in the third quarter of fiscal 2008 and was substantially completed in the fourth quarter of fiscal 2008. Charges related to this action are for severance and benefits. Total remaining costs are not expected to be significant.

- *Reduce operating costs, implement management structure changes, optimize the business structure and discontinue certain products.* Charges related to these actions are for severance and benefits. These actions were initiated in the third quarter of fiscal 2008 and are expected to be completed by the end of the second quarter in fiscal 2011. Total remaining costs for the severance and benefits are estimated to be up to $5 million.

- *Outsource certain back office functions worldwide.* Charges related to these actions are primarily for severance and benefits. These actions were initiated in the second quarter of fiscal 2009 and are expected to be substantially completed in fiscal 2011. Total remaining costs for severance and benefits are expected to range from $5 million to $10 million.

Prior and Acquisition-related Plans

Prior Restructuring Plan

In fiscal 2009, management approved and initiated a plan to reduce operating costs through a worldwide headcount reduction. This action was initiated and substantially completed in fiscal 2010. Charges related to this action were for severance and benefits. Total remaining costs are not expected to be significant.

Acquisition-related Plan

As a result of business acquisitions, management may deem certain job functions to be redundant and facilities to be in excess either at the time of acquisition or for a period of time after the acquisition in conjunction with our integration efforts. For acquisitions made prior to fiscal 2010, such restructuring-related costs have generally been adjusted to goodwill to reflect changes in the purchase price of the respective acquisition. With the adoption of new authoritative guidance on business combinations, restructuring charges related to our business acquisitions starting in fiscal 2010 are expensed in our Consolidated Statements of Operations. As of April 2, 2010, acquisition-related restructuring liabilities, primarily related to excess facility obligations at several locations around the world, are expected to be paid over the respective lease terms, the longest of which extends through fiscal 2018.

Restructuring Summary

	Fiscal 2010 Restructuring Liability				
	April 3, 2009	Costs, Net of Adjustments[1]	Cash Payments	April 2, 2010	Cumulative Incurred to Date
		(In millions)			
Fiscal 2010					
Severance and benefits	$—	$23	$ (3)	$20	$23
Fiscal 2008					
Severance and benefits	8	32	(37)	3	96
Prior and Acquisition-related					
Severance and benefits	4	1	(4)	1	42
Facilities	15	10	(13)	12	35
Total	$27	$66	$(57)	$36	
Transition, transformation and other costs		28			49
Total restructuring and transformation charges		$94			
Balance Sheet:					
Other current liabilities	$21			$28	
Other long-term liabilities	6			8	
	$27			$36	

(1) Total net adjustments or reversals, which include the effects of foreign currency, for each respective fiscal year were not significant.

Note 9. Commitments and Contingencies

Lease Commitments

We lease certain of our facilities and related equipment under operating leases that expire at various dates through 2029. We currently sublease some space under various operating leases that will expire on various dates through 2018. Some of our leases contain renewal options, escalation clauses, rent concessions, and leasehold improvement incentives. Rent expense was $88 million, $88 million, and $87 million in fiscal 2010, 2009, and 2008, respectively.

As of April 2, 2010, our future commitments and sublease information under non-cancellable leases were as follows:

	Lease Commitment	Sublease Income	Net Lease Commitment[1]
		(In millions)	
2011	$ 90	$ 4	$ 86
2012	73	2	71
2013	60	2	58
2014	52	1	51
2015	35	1	34
Thereafter	82	1	81
	$392	$11	$381

(1) The net lease commitment amount includes $21 million related to facilities that are included in our restructuring reserve. For more information, see Note 8.

Purchase Obligations

We have purchase obligations of $421 million as of April 2, 2010 that are associated with agreements for purchases of goods or services. Management believes that cancellation of these contracts is unlikely and we expect to make future cash payments according to the contract terms.

Indemnification

As permitted under Delaware law, we have agreements whereby we indemnify our officers and directors for certain events or occurrences while the officer or director is, or was, serving at our request in such capacity. The maximum potential amount of future payments we could be required to make under these indemnification agreements is not limited; however, we have directors' and officers' insurance coverage that reduces our exposure and may enable us to recover a portion of any future amounts paid. We believe the estimated fair value of these indemnification agreements in excess of applicable insurance coverage is minimal.

We provide limited product warranties and the majority of our software license agreements contain provisions that indemnify licensees of our software from damages and costs resulting from claims alleging that our software infringes the intellectual property rights of a third party. Historically, payments made under these provisions have been immaterial. We monitor the conditions that are subject to indemnification to identify if a loss has occurred.

Litigation Contingencies

For a discussion of our pending tax litigation with the Internal Revenue Service relating to the 2000 and 2001 tax years of Veritas, see Note 13.

On July 7, 2004, a purported class action complaint entitled Paul Kuck, et al. v. Veritas Software Corporation, et al. was filed in the United States District Court for the District of Delaware. The lawsuit alleges violations of federal securities laws in connection with Veritas' announcement on July 6, 2004 that it expected results of operations for the fiscal quarter ended June 30, 2004 to fall below earlier estimates. The complaint generally seeks an unspecified amount of damages. Subsequently, additional purported class action complaints have been filed in Delaware federal court, and, on March 3, 2005, the Court entered an order consolidating these actions and appointing lead plaintiffs and counsel. A consolidated amended complaint ("CAC"), was filed on May 27, 2005, expanding the class period from April 23, 2004 through July 6, 2004. The CAC also named another officer as a defendant and added allegations that Veritas and the named officers made false or misleading statements in press releases and SEC filings regarding the company's financial results, which allegedly contained revenue recognized from contracts that were unsigned or lacked essential terms. The defendants to this matter filed a motion to dismiss the CAC in July 2005; the motion was denied in May 2006. In April 2008, the parties filed a stipulation of settlement. On July 31, 2008, the Court held a final approval hearing and, on August 5, 2008, the Court entered an order approving the settlement. An objector to the fees portion of the settlement has lodged an appeal. In fiscal 2008, we recorded an accrual in the amount of $21.5 million for this matter and, pursuant to the terms of the settlement, we established a settlement fund of $21.5 million on May 1, 2008.

We are also involved in a number of other judicial and administrative proceedings that are incidental to our business. Although adverse decisions (or settlements) may occur in one or more of the cases, it is not possible to estimate the possible loss or losses from each of these cases. The final resolution of these lawsuits, individually or in the aggregate, is not expected to have a material adverse effect on our financial condition or results of operations.

Note 10. Stock Repurchases

The following table presents a summary of our stock repurchases:

	Year Ended		
	April 2, 2010	April 3, 2009	March 28, 2008
	(In millions, except per share data)		
Total number of shares repurchased	34	42	81
Dollar amount of shares repurchased	$ 553	$ 700	$ 1,499
Average price paid per share	$ 16.39	$ 16.53	$ 18.53
Range of price paid per share	$14.14 to $18.29	$10.34 to $22.64	$16.67 to $20.16

We have had stock repurchase programs in the past and have repurchased shares on a quarterly basis since the fourth quarter of fiscal 2004 under new and existing programs. Our most recent program was authorized by our Board of Directors on October 27, 2009 to repurchase up to $1 billion of our common stock. This program does not have an expiration date and as of April 2, 2010, $747 million remained authorized for future repurchases.

Note 11. Segment Information

During the first quarter of fiscal 2010, we modified our segment reporting structure to more readily match our operating structure. The following modifications were made to our segment reporting structure: (i) Enterprise Vault products moved to the Storage and Server Management segment from the Security and Compliance segment; and (ii) Software-as-a-Service ("SaaS") offerings moved to either the Security and Compliance segment or the Storage and Server Management segment from the Services segment, based on the nature of the service delivered. There were no changes to the Consumer or Other segments. The new reporting structure more directly aligns the operating segments with our markets and customers, and we believe it will establish more direct lines of reporting responsibilities, expedite decision making, and enhance the ability to pursue product integration and strategic growth opportunities. Data shown from the prior periods has been reclassified to match the current reporting structure. As of April 2, 2010, our five operating segments are:

- *Consumer.* Our Consumer segment focuses on delivering our Internet security, PC tune-up, and backup products to individual users and home offices.
- *Security and Compliance.* Our Security and Compliance segment focuses on providing large, medium, and small-sized businesses with solutions for endpoint security and management, compliance, messaging management, and data loss prevention solutions. These products allow our customers to secure, provision, and remotely access their laptops, PCs, mobile devices, and servers. We also provide our customers with services delivered through our SaaS security offerings.
- *Storage and Server Management.* Our Storage and Server Management segment focuses on providing large, medium and small-sized businesses with storage and server management, backup, archiving, and data protection solutions across heterogeneous storage and server platforms, as well as services delivered through our SaaS offerings.
- *Services.* Our Services segment provides customers with implementation services and solutions designed to assist them in maximizing the value of their Symantec software. Our offerings include consulting, business critical services, education, and managed security services.
- *Other.* Our Other segment is comprised of sunset products and products nearing the end of their life cycle. It also includes general and administrative expenses; amortization of acquired product rights, intangible assets, and other assets; goodwill impairment charges; charges such as stock-based compensation and restructuring; and certain indirect costs that are not charged to the other operating segments. Our provision for income taxes, loss from joint venture, and non-operating items, such as interest income and interest expense, are also allocated to this segment.

The accounting policies of the segments are the same as those described in the Summary of Significant Accounting Policies. There are no intersegment sales. Our chief operating decision maker evaluates performance primarily based on net revenue. Except for goodwill, as disclosed in Note 5, the majority of our assets are not discretely identified by segment. The depreciation and amortization of our property, equipment, and leasehold improvements are allocated based on headcount, unless specifically identified by segment.

Segment information

The following table presents a summary of our operating segments:

	Consumer	Security and Compliance	Storage and Server Management	Services	Other	Total Company
			($ in millions)			
Fiscal 2010						
Net revenue	$1,871	$1,411	$2,287	$416	$ —	$ 5,985
Percentage of total net revenue	31%	24%	38%	7%	0%	100%
Operating income (loss)	860	371	1,097	42	(1,437)	933
Operating margin of segment	46%	26%	48%	10%	*	
Depreciation and amortization expense	29	25	41	8	734	837
Fiscal 2009						
Net revenue	$1,773	$1,450	$2,493	$433	$ 1	$ 6,150
Percentage of total net revenue	29%	24%	40%	7%	0%	100%
Operating income (loss)	948	440	1,081	33	(8,972)	(6,470)
Operating margin of segment	53%	30%	43%	8%	*	
Depreciation and amortization expense	15	25	54	9	830	933
Fiscal 2008						
Net revenue	$1,746	$1,442	$2,303	$381	$ 2	$ 5,874
Percentage of total net revenue	30%	25%	39%	6%	0%	100%
Operating income (loss)	939	419	720	(23)	(1,453)	602
Operating margin of segment	54%	29%	31%	(6)%	*	
Depreciation and amortization expense	7	24	64	8	812	915

* Percentage not meaningful.

Product revenue information

Net revenue from sales of our core consumer security products within our Consumer segment represented 28%, 27%, and 28% of our total net revenue for fiscal 2010, 2009, and 2008, respectively.

Net revenue from sales of our endpoint security and management products within our Security and Compliance segment represented 10%, 11%, and 12% of our total net revenue during fiscal 2010, 2009, and 2008, respectively.

Net revenue from sales of our storage and availability management products within our Storage and Server Management segment represented 11%, 12%, and 11% of our total revenue during fiscal 2010, 2009, and 2008, respectively.

Net revenue from sales of our data protection products within our Storage and Server Management segment represented 20% of our total revenue during fiscal 2010, 2009, and 2008.

Geographical Information

The following table represents revenue amounts reported for products shipped to customers in the corresponding regions:

	Year Ended		
	April 2, 2010	April 3, 2009	March 28, 2008
	(In millions)		
Net revenue:			
United States	$2,967	$3,024	$2,814
United Kingdom	642	685	730
Other foreign countries[1]	2,376	2,441	2,330
	$5,985	$6,150	$5,874

(1) No individual country represented more than 10% of the respective totals.

The table below lists our property and equipment, net of accumulated depreciation, by geographic area. With the exception of property and equipment, we do not identify or allocate our assets by geographic area:

	Year Ended	
	April 2, 2010	April 3, 2009
	(In millions)	
Long-lived assets:		
United States	$782	$811
Foreign countries[1]	167	162
	$949	$973

(1) No individual country represented more than 10% of the respective totals.

Significant customers

In fiscal 2010 and 2008, one distributor, Ingram Micro accounted for 10% of our total net revenue in both periods. In fiscal 2009, Ingram Micro did not account for 10% of total net revenue. Revenue from Ingram Micro is included in our Security and Compliance, Storage and Server Management and Services segments. Our distributor arrangements with Ingram Micro consist of several non-exclusive, independently negotiated agreements with its subsidiaries, each of which cover different countries or regions. Each of these agreements is separately negotiated and is independent of any other contract (such as a master distribution agreement), and these agreements are not based on the same form of contract. In fiscal 2009 and 2008, one reseller, Digital River accounted for 10% and 11% of our total net revenues, respectively. Revenue from Digital River is included in our Consumer segment. In fiscal 2010, we launched a new, internally-developed eCommerce platform, which will reduce our reliance on Digital River.

Note 12. Employee Benefits and Stock-Based Compensation

401(k) plan

We maintain a salary deferral 401(k) plan for all of our domestic employees. This plan allows employees to contribute up to 50% of their pretax salary up to the maximum dollar limitation prescribed by the Internal Revenue Code. We match 50% of the employee's contribution. The maximum match in any given plan year is 3% of the employees' eligible compensation, up to $6,000. Our contributions under the plan were $22 million, $20 million, and $24 million, in fiscal 2010, 2009, and 2008, respectively.

Stock purchase plans

2008 Employee Stock Purchase Plan

In September 2008, our stockholders approved the 2008 Employee Stock Purchase Plan ("2008 ESPP") and reserved 20 million shares of common stock for issuance thereunder. As of April 2, 2010, 16 million shares remain available for issuance under the 2008 ESPP.

Subject to certain limitations, our employees may elect to have 2% to 10% of their compensation withheld through payroll deductions to purchase shares of common stock under the 2008 ESPP. Employees purchase shares of common stock at a price per share equal to 85% of the fair market value on the purchase date at the end of each six-month purchase period.

2002 Executive Officers' Stock Purchase Plan

In September 2002, our stockholders approved the 2002 Executive Officers' Stock Purchase Plan and reserved 250,000 shares of common stock for issuance thereunder, which was amended by our Board of Directors in January 2008. The purpose of the plan is to provide executive officers with a means to acquire an equity interest in Symantec at fair market value by applying a portion or all of their respective bonus payments towards the purchase price. As of April 2, 2010, 40,401 shares have been issued under the plan and 209,599 shares remain available for future issuance. Shares reserved for issuance under this plan have not been adjusted for the stock dividends.

Stock award plans

2000 Director Equity Incentive Plan

In September 2000, our stockholders approved the 2000 Director Equity Incentive Plan and reserved 50,000 shares of common stock for issuance thereunder. Stockholders increased the number of shares of stock that may be issued by 50,000 in both September 2004 and September 2007. The purpose of this plan is to provide the members of the Board of Directors with an opportunity to receive common stock for all or a portion of the retainer payable to each director for serving as a member. Each director may elect any portion up to 100% of the retainer to be paid in the form of stock. As of April 2, 2010, a total of 109,881 shares had been issued under this plan and 40,119 shares remained available for future issuance.

2004 Equity Incentive Plan

Under the 2004 Equity Incentive Plan, ("2004 Plan") our Board of Directors, or a committee of the Board of Directors, may grant incentive and nonqualified stock options, stock appreciation rights, restricted stock units ("RSUs"), or restricted stock awards ("RSAs") to employees, officers, directors, consultants, independent contractors, and advisors to us, or to any parent, subsidiary, or affiliate of ours. The purpose of the 2004 Plan is to attract, retain, and motivate eligible persons whose present and potential contributions are important to our success by offering them an opportunity to participate in our future performance through equity awards of stock options and stock bonuses. Under the terms of the 2004 Plan, the exercise price of stock options may not be less than 100% of the fair market value on the date of grant. Options generally vest over a four-year period. Options granted prior to October 2005 generally have a maximum term of ten years and options granted thereafter generally have a maximum term of seven years.

As of April 2, 2010, we have reserved 132 million shares for issuance under the 2004 Plan. These shares include 18 million shares originally reserved for issuance under the 2004 Plan upon its adoption by our stockholders in September 2004, 24 million shares that were transferred to the 2004 Plan from the 1996 Equity Incentive Plan, ("1996 Plan"), and 40 million and 50 million shares that were approved for issuance on the amendment and restatement of the 2004 Plan at our 2006 and 2008 annual meeting of stockholders, respectively. In addition to the shares currently reserved under the 2004 Plan, any shares reacquired by us from options outstanding under the 1996

Plan upon their cancellation will also be added to the 2004 Plan reserve. As of April 2, 2010, 59 million shares remain available for future grant under the 2004 Plan.

Assumed Vontu stock options

In connection with our fiscal 2008 acquisition of Vontu, we assumed all unexercised, outstanding options to purchase Vontu common stock. Each unexercised, outstanding option assumed was converted into an option to purchase Symantec common stock after applying the exchange ratio of 0.5351 shares of Symantec common stock for each share of Vontu common stock. In total, all unexercised, outstanding Vontu options were converted into options to purchase approximately 2.2 million shares of Symantec common stock. As of April 2, 2010, total unrecognized compensation cost adjusted for estimated forfeitures related to unexercised, outstanding Vontu stock options was approximately $2 million.

Furthermore, all shares obtained upon exercise of unvested Vontu options were converted into the right to receive cash of $9.33 per share upon vesting. The total value of the assumed exercised, unvested Vontu options on the date of acquisition was approximately $7 million, assuming no options are forfeited prior to vesting. As of April 2, 2010, total unrecognized compensation cost adjusted for estimated forfeitures related to exercised, unvested Vontu stock options was immaterial.

The assumed options retained all applicable terms and vesting periods, except for certain options that were accelerated according to a change in control provision and will generally vest within a twelve month period from the date of acquisition and certain other options that vested in full as of the acquisition date. In general, the assumed options typically vest over a period of four years from the original date of grant of the option and have a maximum term of ten years.

Other stock option plans

Options remain outstanding under several other stock option plans, including the 2001 Non-Qualified Equity Incentive Plan, the 1999 Acquisition Plan, the 1996 Plan, and various plans assumed in connection with acquisitions. No further options may be granted under any of these plans.

Valuation of stock-based awards

The fair value of each stock option granted under our equity incentive plans is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

	Employee Stock Options		
	Fiscal 2010	Fiscal 2009	Fiscal 2008
Expected life	3 years	3 years	3 years
Expected volatility	44%	37%	33%
Risk-free interest rate	1.47%	2.04%	4.52%

Changes in the Black-Scholes valuation assumptions and our estimated forfeiture rate may change the estimate of fair value for stock-based compensation and the related expense recognized. There have not been any material changes to our stock-based compensation expense due to changes in our valuation assumptions of stock-based awards.

Stock-based compensation expense

The following table sets forth the total stock-based compensation expense recognized in our Consolidated Statements of Operations.

	Year Ended		
	April 2, 2010	April 3, 2009	March 28, 2008
	(In millions, except per share data)		
Cost of revenue — Content, subscription, and maintenance	$ 14	$ 11	$ 13
Cost of revenue — License	2	3	4
Sales and marketing	59	66	58
Research and development	53	49	58
General and administrative	27	28	31
Total stock-based compensation	155	157	164
Tax benefit associated with stock-based compensation expense	(43)	(44)	(42)
Net effect of stock-based compensation expense on operations	$ 112	$ 113	$ 122
Net effect of stock-based compensation expense on earnings per share — basic	$0.14	$0.14	$0.14
Net effect of stock-based compensation expense on earnings per share — diluted	$0.14	$0.14	$0.14

As of April 2, 2010, total unrecognized compensation cost adjusted for estimated forfeitures related to unvested stock options and restricted stock was $44 million and $136 million, respectively, which is expected to be recognized over the remaining weighted-average vesting periods of 2 years for stock options and 3 years for restricted stock.

Stock award activity

The following table summarizes stock option activity:

	Number of Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Years	Aggregate Intrinsic Value[(1)]
	(In millions)			(In millions)
Outstanding at April 3, 2009	74	$18.61		$137
Granted	5	15.64		
Exercised	(8)	8.55		
Forfeited[(2)]	(2)	17.38		
Expired[(3)]	(5)	22.59		
Outstanding at April 2, 2010	64	$19.32	3.30	$ 91
Exercisable at April 2, 2010	54	$19.68	2.94	$ 83
Vested and expected to vest at April 2, 2010	60	$19.41	3.20	$ 88

(1) Intrinsic value is calculated as the difference between the market value of Symantec's common stock as of April 2, 2010 and the exercise price of the option. The aggregate intrinsic value of options outstanding and exercisable includes options with an exercise price below $16.77, the closing price of our common stock on April 2, 2010, as reported by the NASDAQ Global Select Market.

(2) Refers to options cancelled before their vest dates.

(3) Refers to options cancelled on or after their vest dates.

The weighted-average fair value per share of options granted during fiscal 2010, 2009 and 2008 including assumed options was $5.15, $5.26, and $6.03, respectively. The total intrinsic value of options exercised during fiscal 2010, 2009, and 2008 was $64 million, $111 million, and $142 million, respectively.

The following table summarizes restricted stock activity:

	Number of Shares	Weighted-Average Grant Date Fair Value	Weighted-Average Remaining Years	Aggregate Intrinsic Value
	(In millions)			(In millions)
Outstanding at April 3, 2009	11	$19.16		$175
Granted	11	15.60		
Released	(4)	19.07		
Forfeited	(2)	17.28		
Outstanding at April 2, 2010	16	$16.87	1.40	$260
Vested and expected to vest at April 2, 2010	10	$ —	1.26	$173

The weighted-average grant date fair value per share of restricted stock granted during fiscal 2010, 2009, and 2008, including assumed restricted stock was $15.60, $19.41, and $19.39, respectively. The total fair value of restricted stock that vested in fiscal 2010, 2009, and 2008 was $71 million, $52 million, and $15 million, respectively.

Shares reserved

As of April 2, 2010, we had reserved the following shares of authorized but unissued common stock (*in millions*):

Stock purchase plans	16
Stock award plans	—
Employee stock option plans	138
Total	154

Note 13. Income Taxes

The components of the provision for income taxes are as follows:

	Year Ended		
	April 2, 2010	April 3, 2009	March 28, 2008
	(In millions)		
Current:			
Federal	$ 62	$ 161	$ 258
State	—	48	48
International	91	101	123
	153	310	429
Deferred:			
Federal	2	(121)	(178)
State	(2)	(39)	(33)
International	(41)	33	(5)
	(41)	(127)	(216)
	$112	$ 183	$ 213

Pretax income from international operations was $498 million and $458 million for fiscal 2010 and 2008, respectively. Pretax loss from international operations was $1.5 billion in fiscal 2009.

The difference between our effective income tax and the federal statutory income tax is as follows:

	Year Ended		
	April 2, 2010	April 3, 2009	March 28, 2008
		(In millions)	
Expected Federal statutory tax	$303	$(2,293)	$218
State taxes, net of federal benefit	(2)	(8)	6
Goodwill impairment — non deductible	—	2,510	—
Foreign earnings taxed at less than the federal rate	(92)	(64)	(1)
Domestic production activities deduction	(10)	(12)	(14)
Federal research and development credit	(6)	(12)	(7)
Valuation allowance increase (decrease) for Irish NOLs	(11)	61	—
Benefit of losses from joint venture	(5)	(9)	—
Veritas Tax Court Decision (including valuation allowance release)	(70)	—	—
Other, net	5	10	11
	$112	$ 183	$213

The principal components of deferred tax assets are as follows:

	Year Ended	
	April 2, 2010	April 3, 2009
	(In millions)	
Deferred tax assets:		
Tax credit carryforwards	$ 16	$ 20
Net operating loss carryforwards of acquired companies	148	202
Other accruals and reserves not currently tax deductible	137	160
Deferred revenue	61	57
Loss on investments not currently tax deductible	23	22
Book over tax depreciation	20	27
State income taxes	36	43
Goodwill	64	77
Other	81	65
	586	673
Valuation allowance	(67)	(102)
Deferred tax assets	519	571
Deferred tax liabilities:		
Intangible assets	(272)	(377)
Unremitted earnings of foreign subsidiaries	(244)	(206)
Net deferred tax assets	$ 3	$ (12)

Of the $67 million total valuation allowance provided against our deferred tax assets, approximately $55 million is attributable to acquisition-related assets. The valuation allowance decreased by $35 million in fiscal 2010, of which $34 million was attributable to the release of Irish deferred tax assets related to our Veritas 2000-2001 court case decision, current year utilization, and a favorable change in our ability to use deferred tax assets on our tax returns; and $2 million was attributable to acquisition-related assets, offset by a $1 million increase attributable to capital losses.

As of April 2, 2010, we have U.S. federal net operating losses attributable to various acquired companies of approximately $137 million, which, if not used, will expire between fiscal 2011 and 2029. These net operating loss carryforwards are subject to an annual limitation under Internal Revenue Code § 382, but are expected to be fully realized. Furthermore, we have U.S. state net operating loss and credit carryforwards attributable to various acquired companies of approximately $233 million and $14 million, respectively, which will expire in various fiscal years. In addition, we have foreign net operating loss carryforwards attributable to various acquired foreign companies of approximately $374 million net of valuation allowances, which, under current applicable foreign tax law, can be carried forward indefinitely.

As a result of the impairment of goodwill in fiscal year 2009, we have cumulative pre-tax book losses, as measured by the current and prior two years. We considered the negative evidence of this cumulative pre-tax book loss position on our ability to continue to recognize deferred tax assets that are dependent upon future taxable income for realization. We considered the following as positive evidence: the vast majority of the goodwill impairment is not deductible for tax purposes and thus will not result in tax losses; we have a strong, consistent taxpaying history; we have substantial U.S. federal income tax carryback potential; and we have substantial amounts of scheduled future reversals of taxable temporary differences from our deferred tax liabilities. We have concluded that this positive evidence outweighs the negative evidence and, thus, that the deferred tax assets as of April 2, 2010 of $519 million, after application of the valuation allowances, are realizable on a "more likely than not" basis.

As of April 2, 2010, no provision has been made for federal or state income taxes on $1.8 billion of cumulative unremitted earnings of certain of our foreign subsidiaries since we plan to indefinitely reinvest these earnings. As of April 2, 2010, the unrecognized deferred tax liability for these earnings was $524 million.

The Company adopted the provisions of new authoritative guidance on income taxes, effective March 31, 2007. The cumulative effect of adopting this new guidance was a decrease in tax reserves of $16 million, resulting in a decrease to Veritas goodwill of $10 million, an increase of $5 million to the March 31, 2007 Accumulated earnings balance, and a $1 million increase in Additional paid-in capital. Upon adoption, the gross liability for unrecognized tax benefits as of March 31, 2007 was $456 million, exclusive of interest and penalties.

The aggregate changes in the balance of gross unrecognized tax benefits since adoption were as follows (*in millions*):

Beginning balance as of March 31, 2007 (date of adoption)	$456
Settlements and effective settlements with tax authorities and related remeasurements	(7)
Lapse of statute of limitations	(6)
Increases in balances related to tax positions taken during prior years	40
Decreases in balances related to tax positions taken during prior years	(6)
Increases in balances related to tax positions taken during current year	111
Balance as of March 28, 2008	$588
Settlements and effective settlements with tax authorities and related remeasurements	(2)
Lapse of statute of limitations	(9)
Increases in balances related to tax positions taken during prior years	31
Decreases in balances related to tax positions taken during prior years	(19)
Increases in balances related to tax positions taken during current year	44
Balance as of April 3, 2009	$633
Settlements and effective settlements with tax authorities and related remeasurements	(7)
Lapse of statute of limitations	(14)
Increases in balances related to tax positions taken during prior years	12
Decreases in balances related to tax positions taken during prior years	(92)
Increases in balances related to tax positions taken during current year	11
Balance as of April 2, 2010	$543

Of the $90 million of changes in gross unrecognized tax benefits during the fiscal year as disclosed above, approximately $1 million was provided through purchase accounting in connection with acquisitions during fiscal 2010. This gross liability is reduced by offsetting tax benefits associated with the correlative effects of potential transfer pricing adjustments, interest deductions, and state income taxes, as well as payments made to date.

Of the total unrecognized tax benefits at April 2, 2010, $535 million, if recognized, would favorably affect the Company's effective tax rate, while $8 million would affect the cumulative translation adjustments. However, one or more of these unrecognized tax benefits could be subject to a valuation allowance if and when recognized in a future period, which could impact the timing of any related effective tax rate benefit.

Our policy to include interest and penalties related to gross unrecognized tax benefits within our provision for income taxes did not change upon the adoption of the new authoritative guidance on income taxes. At April 2, 2010, before any tax benefits, we had $102 million of accrued interest and accrued penalties on unrecognized tax benefits. Interest included in our provision for income taxes was a benefit of approximately $34 million for the year ended April 2, 2010. If the accrued interest and penalties do not ultimately become payable, amounts accrued will be reduced in the period that such determination is made, and reflected as a reduction of the overall income tax provision.

We file income tax returns in the U.S. on a federal basis and in many U.S. state and foreign jurisdictions. Our two most significant tax jurisdictions are the U.S. and Ireland. Our tax filings remain subject to examination by applicable tax authorities for a certain length of time following the tax year to which those filings relate. Our 2000 through 2009 tax years remain subject to examination by the Internal Revenue Service ("IRS") for U.S. federal tax purposes, and our 2006 through 2009 fiscal years remain subject to examination by the appropriate governmental agencies for Irish tax purposes. Other significant jurisdictions include California, Japan, the UK and India. As of

April 2, 2010, we are under examination by the IRS, regarding Veritas U.S. federal income taxes for the 2002 through 2005 tax years and Symantec U.S. federal income taxes for the fiscal years 2005 through 2008 tax years. In addition, we are under examination by the California Franchise Tax Board for the Symantec California income taxes for the 2004 through 2005 tax years. We are also under audit by the Indian income tax authorities for fiscal years 2006 through 2007, respectively.

We continue to monitor the progress of ongoing income tax controversies and the impact, if any, of the expected tolling of the statute of limitations in various taxing jurisdictions. Considering these facts, we believe there is a reasonable possibility of significant changes to our total unrecognized tax benefits within the next twelve months.

On May 27, 2009, the U.S. Court of Appeals for the Ninth Circuit overturned a 2005 U.S. Tax Court ruling in *Xilinx v. Commissioner*, holding that stock-based compensation related to research and development ("R&D") must be shared by the participants of a R&D cost sharing arrangement. The Ninth Circuit held that related parties to such an arrangement must share stock option costs, notwithstanding the U.S. Tax Court's finding that unrelated parties in such an arrangement would not share such costs. Symantec has a similar R&D cost sharing arrangement in place. The Ninth Circuit's reversal of the U.S. Tax Court's decision changed our estimate of stock option related tax benefits previously recognized under the authoritative guidance on income taxes. As a result of the Ninth Circuit's ruling, we increased our liability for unrecognized tax benefits, recording a tax expense of approximately $7 million and a reduction of additional paid-in capital of approximately $30 million in the first quarter of fiscal 2010. On January 13, 2010, the Ninth Circuit Court of Appeals withdrew its issued opinion. On March 22, 2010, the Ninth Circuit Court of Appeals issued a revised decision affirming the decision of the Tax Court. The Ninth Circuit's revised decision agreed with the Tax Court's finding that related companies are not required to share such costs. As a result of the Ninth Circuit's revised ruling, we released the liability established in the first quarter of fiscal 2010, which resulted in a $7 million tax benefit and increase of additional paid-in capital of approximately $30 million in the fourth quarter of fiscal 2010. For fiscal 2010, there was no net income tax expense impact.

On March 29, 2006, we received a Notice of Deficiency from the IRS claiming that we owe $867 million of additional taxes, excluding interest and penalties, for the 2000 and 2001 tax years based on an audit of Veritas. On June 26, 2006, we filed a petition with the U.S. Tax Court protesting the IRS claim for such additional taxes. During July 2008, we completed the trial phase of the Tax Court case, which dealt with the remaining issue covered in the assessment. At trial, the IRS changed its position with respect to this remaining issue, which decreased the remaining amount at issue from $832 million to $545 million, excluding interest. We filed our post-trial briefs in October 2008 and rebuttal briefs in November 2008 with the U.S. Tax Court.

On December 10, 2009, the U.S. Tax Court issued its opinion, finding that our transfer pricing methodology, with appropriate adjustments, was the best method for assessing the value of the transaction at issue between Veritas and its offshore subsidiary. The Tax Court judge provided guidance as to how adjustments would be made to correct the application of the method used by Veritas. We remeasured and decreased our liability for unrecognized tax benefits accordingly, resulting in a $78.5 million tax benefit in the third quarter of fiscal 2010. Final computations as directed by the Ruling are not complete and; accordingly, we may make further adjustments to our tax liability in the future. The Tax Court ruling is subject to appeal. We have $110 million on deposit with the IRS pertaining to this matter.

On December 2, 2009, we received a Revenue Agent's Report from the IRS for the Veritas 2002 through 2005 tax years assessing additional taxes due. We agree with $30 million of the tax assessment, excluding interest, but will contest the other $80 million of tax assessed and all penalties. The unagreed issues concern transfer pricing matters comparable to the one that was resolved in our favor in the *Veritas v. Commissioner* Tax Court decision. On January 15, 2010, we filed a protest with the IRS in connection with the $80 million of tax assessed.

In July 2008, we reached an agreement with the IRS concerning our eligibility to claim a lower tax rate on a distribution made from a Veritas foreign subsidiary prior to the July 2005 acquisition. The distribution was intended to be made pursuant to the American Jobs Creation Act of 2004, and therefore eligible for a 5.25% effective

U.S. federal rate of tax, in lieu of the 35% statutory rate. The final impact of this agreement is not yet known since this relates to the taxability of earnings that are otherwise the subject of the tax years 2000-2001 transfer pricing dispute, which in turn is being addressed in the U.S. Tax Court. To the extent that we owe taxes as a result of the transfer pricing dispute, we anticipate that the incremental tax due from this negotiated agreement will decrease. We currently estimate that the most probable outcome from this negotiated agreement will be that we will owe $13 million or less, for which an accrual has already been made. We made a payment of $130 million to the IRS for this matter in May 2006. We applied $110 million of this payment as a deposit on the outstanding transfer pricing matter for the tax years 2000-2004.

Note 14. Earnings Per Share

Basic and diluted earnings per share are computed on the basis of the weighted average number of shares of common stock outstanding during the period. Diluted earnings per share also includes the incremental effect of dilutive potential common shares outstanding during the period using the treasury stock method. Dilutive potential common shares include shares underlying outstanding stock options, stock awards, warrants, and convertible notes.

The components of earnings per share are as follows:

	Year Ended		
	April 2, 2010	April 3, 2009	March 28, 2008
	(In millions, except per share data)		
Net income (loss) per share — basic:			
Net income (loss)	$ 714	$(6,786)	$ 410
Net income (loss) per share — basic	$0.88	$ (8.17)	$0.47
Weighted-average outstanding common shares	810	831	868
Net income (loss) per share — diluted:			
Net income (loss)	$ 714	$(6,786)	$ 410
Net income (loss) per share — diluted	$0.87	$ (8.17)	$0.46
Weighted-average outstanding common shares	810	831	868
Shares issuable from assumed exercise of options	6	—	15
Dilutive impact of restricted stock and restricted stock units	3	—	1
Total weighted-average shares outstanding — diluted	819	831	884

The following potential common shares were excluded from the computation of diluted earnings per share, as their effect would have been anti-dilutive:

	Year Ended		
	April 2, 2010[1]	April 3, 2009[1]	March 28, 2008[1]
	(In millions)		
Stock options	47	61	66
Restricted stock units	—	2	—
	47	63	66

(1) For these fiscal years, the effects of the warrants issued and the option purchased in connection with the convertible Senior Notes were excluded because, as discussed in Note 8, they have no impact on diluted earnings per share until our average stock price for the applicable period reaches $27.3175 per share and $19.12 per share, respectively.

Note 15. Subsequent Events

In April 2010, we signed definitive agreements to acquire PGP Corporation ("PGP") and GuardianEdge Technologies, Inc. ("GuardianEdge"), privately-held US-based providers of email and data encryption services. We expect to acquire PGP and GuardianEdge for a purchase price of approximately $300 million and $70 million in cash, respectively. The acquisitions are expected to close by the end of the first quarter of fiscal 2011 and therefore a disclosure of the purchase price allocation cannot be made at this time.

In April 2010, we announced our strategy for the Consulting Services business to expand our partner eco-system to better leverage their customer reach and operational scale. As a result of this change in strategy, we expect to take a restructuring charge in the range of $40 million to $50 million during fiscal 2011. The Consulting Services business is included in the Services segment in this annual report.

On May 19, 2010, we signed a definitive agreement to acquire certain assets of VeriSign, Inc. ("VeriSign"), a publicly-held US-based provider of internet authentication and domain naming services. The acquired assets relate to the authentication business of VeriSign. As part of the agreement, we will also acquire VeriSign's 54% interest in VeriSign Japan KK. We anticipate a purchase price of approximately $1.28 billion to be paid in cash related to this acquisition, which is subject to regulatory approvals and other closing conditions. We expect the acquisition to close during the second quarter of our fiscal 2011.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Mountain View, State of California, on the 21st day of May 2010.

SYMANTEC CORPORATION

By /s/ Enrique Salem

Enrique Salem,
President, Chief Executive Officer, and Director

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Enrique Salem, James A. Beer and Scott C. Taylor, and each or any of them, his attorneys-in-fact, each with the power of substitution, for him in any and all capacities to sign any and all amendments to this report on Form 10-K and any other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that such attorneys-in-fact, or his or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof. This Power of Attorney may be signed in several counterparts.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated below.

Signature	Title	Date
/s/ Enrique Salem Enrique Salem	President, Chief Executive Officer, and Director (Principal Executive Officer)	May 21, 2010
/s/ James A. Beer James A. Beer	Executive Vice President and Chief Financial Officer (Principal Financial Officer)	May 21, 2010
/s/ Phillip Bullock Phillip Bullock	Senior Vice President, Finance and Chief Accounting Officer (Principal Accounting Officer)	May 21, 2010
/s/ John W. Thompson John W. Thompson	Chairman of the Board	May 21, 2010
/s/ Stephen M. Bennett Stephen M. Bennett	Director	May 21, 2010
/s/ Michael A. Brown Michael A. Brown	Director	May 21, 2010
/s/ William T. Coleman III William T. Coleman III	Director	May 21, 2010

Signature	Title	Date
/s/ Frank E. Dangeard Frank E. Dangeard	Director	May 21, 2010
/s/ Geraldine B. Laybourne Geraldine B. Laybourne	Director	May 21, 2010
/s/ David L. Mahoney David L. Mahoney	Director	May 21, 2010
/s/ Robert S. Miller Robert S. Miller	Director	May 21, 2010
/s/ Daniel Schulman Daniel Schulman	Director	May 21, 2010
/s/ V. Paul Unruh V. Paul Unruh	Director	May 21, 2010

SYMANTEC CORPORATION

VALUATION AND QUALIFYING ACCOUNTS

	Balance at Beginning of Period	Additions: Charged Against Revenue and to Operating Expense[1]	Additions: Charged to Other Accounts	Amount Written Off or Used	Balance at End of Period
	(In millions)				
Allowance for doubtful accounts:					
Year ended April 2, 2010	$ 9	$ 3	$ —	$ (4)	$ 8
Year ended April 3, 2009	9	1	—	(1)	9
Year ended March 28, 2008	8	1	—	—	9
Reserve for product returns:					
Year ended April 2, 2010	$ 12	$ 46	$ —	$ (49)	$ 9
Year ended April 3, 2009	14	52	—	(54)	12
Year ended March 28, 2008	12	67	—	(65)	14
Reserve for rebates:					
Year ended April 2, 2010	$ 70	$181	$ 96[2]	$(276)	$71
Year ended April 3, 2009	82	192	91[2]	(295)	70
Year ended March 28, 2008	100	221	109[2]	(348)	82

(1) Reserve for product returns and reserve for rebates are charged against revenue.

(2) Balances represent unrecognized customer rebates that will be amortized within 12 months and are recorded as a reduction of deferred revenue.

2010 Corporate Information

BOARD OF DIRECTORS

John W. Thompson
Chairman of the Board
Symantec Corporation

Stephen M. Bennett
Former President and
Chief Executive Officer
Intuit, Inc.

Michael Brown
Former Chairman and
Chief Executive Officer
Quantum Corporation

William T. Coleman III
Partner, Alsop Louie Ventures

Frank E. Dangeard
Managing Partner, Harcourt

Geraldine B. Laybourne
Founder and Former Chairman
and Chief Executive Officer
Oxygen Media

David L. Mahoney
Former Co-Chief Executive Officer
McKesson HBOC, Inc. and
Chief Executive Officer
iMcKesson LLC

Robert S. Miller
Chairman American International Group

Enrique Salem
President and Chief Executive Officer
Symantec Corporation

Daniel H. Schulman
President PrePaid Group
Sprint Nextel Corporation,
Former Chief Executive Officer
Virgin Mobile USA

V. Paul Unruh
Former Chief Financial Officer
and Vice Chairman
Bechtel Group, Inc.

EXECUTIVE MANAGEMENT

Enrique Salem
President and Chief Executive Officer

James Beer
Executive Vice President
Chief Financial Officer

Mark Bregman
Executive Vice President
Chief Technology Officer

Janice Chaffin
Group President
Consumer Business Unit

Anil Chakravarthy
Senior Vice President
Storage and Availability Management
Group

Carine Clark
Senior Vice President
Chief Marketing Officer

Francis deSouza
Senior Vice President
Enterprise Security Group

Deepak Mohan
Senior Vice President
Information Management Group

Rebecca Ranninger
Executive Vice President
Chief Human Resources Officer

William Robbins
Executive Vice President
Worldwide Sales

Scott Taylor
Executive Vice President
General Counsel and Secretary

David Thompson
Group President
Services Group

Rowan Trollope
Senior Vice President
Hosted Services

OTHER SENIOR EXECUTIVES

John Brigden
Senior Vice President
Europe, Middle East and Africa
Geography

Phillip Bullock
Senior Vice President
Chief Accounting Officer

Bernard Kwok
Senior Vice President
Asia Pacific and Japan Geography

Richard Spring
Senior Vice President
Americas Geography

ANNUAL MEETING

The Virtual Annual Meeting will be held
on Monday, September 20, 2010
at 11.00 a.m. PT at:
www.virtualshareholdermeeting.com/
symantec

Stock Exchange Listing
Symantec's common stock is traded on
the NASDAQ exchange under the
Symbol "SYMC."

Transfer Agent
Computershare Trust Company N.A.
Investor Services
P.O. Box 43078
Providence, RI 02940-3078
www.computershare.com
(800) 942-5909 or (781) 575-2879

Investor Relations
Investor inquiries may be directed to:
Helyn Corcos
Investor Relations
350 Ellis Street
Mountain View, CA 94043
(650) 527-5523
investor-relations@symantec.com
www.symantec.com/invest

Annual Report on Form 10-K
A copy of Symantec's Form 10-K,
including exhibits, for the period ended
April 2, 2010, as filed with the Securities
and Exchange Commission, is available
without charge upon request or can be
accessed at:
www.symantec.com/invest

Independent Auditors
KPMG LLP
500 East Middlefield Road
Mountain View, CA 94043



350 Ellis Street
Mountain View, CA 94043
Tel: (650) 527-8000

www.symantec.com